Form 10-K, Exhibit 13
period 1993-12-31
TREDEGAR INDUSTRIES INC
filed 1994-03-25
CIK 850429

TREDEGAR INDUSTRIES



                             OFFICERS AND                 OPERATING
DIRECTORS                    CORPORATE STAFF              MANAGEMENT

John D. Gottwald*            John D. Gottwald             Plastics
President                    President
Tredegar Industries, Inc.    Chief Executive Officer      Tredegar
Richmond, Virginia           Chairman, Executive          Film Products
                             Committee                    Anthony J. Rinaldi
Richard W. Goodrum*                                       President
Executive Vice President     Richard W. Goodrun
Tredegar Industries, Inc.    Executive Vice President     Tredegar Molded
Richmond, Virginia           Chief Operating Officer      Products
                                                          William L. Driggers
Norman A. Scher*             Norman A. Scher              President
Executive Vice President     Executive Vice President
Tredegar Industries, Inc.    Chief Financial Officer      Fiberlux, Inc.
Richmond, Virginia           Treasurer                    Ralph J. Vasami
                                                          President
Austin Brockenbrough, III    Michael W. Giancaspro
Founding Partner and         Vice President,              Metal Products
Managing Director            Corporate Planning
Lowe, Brockenbrough,                                      Aluminum Extrusions
Tierney & Tatterstall,       Steven M. Johnson            Douglas R. Monk
Inc.                         Vice President,              President
Richmond, Virginia           Corporate Developement
                                                          Brudi, Inc.
Phyllis Cothran              Frederick P. Woods           Wayne W. Bostad
President and Chief          Vice President,              President
Operating Officer            Personnel
Blue Cross & Blue Shield                                  Energy
of Virginia                  Edward A. Cunningham
Richmond, Virginia           Director, Corporate          The Elk Horn Coal
                             Communications and           Corporation and
Bruce C. Gottwald            Investor Relations           Tredegar Oil & Gas
President and Chief                                       David D. Reed
Executive Officer            D. Andrew Edwards            President
Ethyl Corporation            Controller
Richmond, Virginia                                        Other
                             Lawrence J. Scott
Floyd D. Gottwald, Jr.       Director, Audit              APPX Software, Inc.
Chairman of the Board of                                  Stephen A. Andersen
Directors                    Nancy M. Taylor              President
Ethyl Corporation            Corporate Counsel
Richmond, Virginia           Secretary

Andre B. Lacy                F. Case Whittemore
President                    Director,
LDI Management, Inc.         Risk Management
Indianapolis, Indiana

James F. Miller
Investment Banker
Paine Webber, Inc.
New York, New York

Emmett J. Rice
Retired Member
Board of Governors
Federal Reserve System
Washington, D.C.

W. Thomas Rice
Former Chairman of the Board
Seaboard Coast Line
Industries, Inc.
Richmond, Virginia

*Member of the Executive Committee

Five-Year Summary
Tredegar Industries, Inc., and Subsidiaries

Years Ended December 31                       1993            1992        1991        1990         1989
(In thousands, except per-share data)
Results of Operations [(a) & (b)]:
Net sales                                   $449,208        $445,229    $439,186    $505,884     $594,919
Other (expense) income, net                     (387)            226         745         861          152
                                             448,821         445,455     439,931     506,745      595,071
Cost of goods sold                           379,286         370,652     373,429     450,843      522,020
Selling, general and administrative
 expenses                                     47,973          48,130      49,764      54,457       49,388
Research and development expenses              9,141           5,026       4,541       4,850        4,129
Interest expense (c)                           5,044           5,615       7,489       7,101        3,777
Unusual items                                    452(d)           90(e)      721(f)   32,915(g)         -
                                             441,896         429,513     435,944     550,166      579,314
Income (loss) from continuing operations
     before income taxes                       6,925          15,942       3,987     (43,421)      15,757
Income taxes                                   3,202           6,425       1,468     (14,734)       6,335
Income (loss) from continuing operations       3,723           9,517       2,519     (28,687)       9,422
Income from discontinued operations (h)        6,784           5,795       3,104       4,001        7,852
Net income (loss) before extraordinary
 item and cumulative effect of changes
 in accounting principles                     10,507          15,312       5,623     (24,686)      17,274
Extraordinary item-prepayment premium on
     extinguishment of debt (net of tax)      (1,115)              -           -           -            -
Cumulative effect of changes in
 accounting for postretirement benefits
 other than pensions (net of tax) and
 income taxes                                    150               -           -           -            -
Net income (loss)                           $  9,542        $ 15,312    $  5,623   ($ 24,686)    $ 17,274
Share Data:
Earnings (loss) per share (b):
     Continuing operations                  $    .34        $    .88    $    .24     ($ 2.54)   $     .79
     Discontinued operations (h)                 .63             .53         .28         .35          .65
     Before extraordinary item and
       cumulative effect of changes
       in accounting principles                  .97            1.41         .52       (2.19)        1.44
     Net income (loss)                           .88            1.41         .52       (2.19)        1.44
Equity per share                               15.52           14.91       13.79       13.52        15.69
Return on average equity (i)                      6%             10%          4%       (15)%           7%
Cash dividends declared per share                .24             .24         .24         .24          .12
Weighted average shares outstanding           10,895          10,894      10,894      11,296       11,993
Closing market price per share:
     High                                      18.00           18.63       10.75       15.75        17.63
     Low                                       12.50           10.00        6.38        7.00        12.88
     End of year                               15.00           15.50       10.00        7.38        15.88
Total return to shareholders (j)                (2)%             57%         39%       (52)%          37%
Financial Position and Other Data:
Total assets                                $353,383        $354,910    $335,415    $339,114     $361,046
Working capital                               62,064          56,365      60,841      73,180       77,646
Current ratio                                  2.1:1           2.0:1       2.1:1       2.2:1        2.7:1
Unleveraged after-tax earnings
 (loss) ( k)                                  14,132          19,203      10,753     (19,639)      20,059
Capital employed:
     Debt                                     97,000         101,500     100,000     100,000      100,000
     Shareholders' equity                    169,088         162,397     150,223     147,261      185,061
     Total                                   266,088         263,897     250,223     247,261      285,061
     Average                                 264,993         257,060     248,742     266,161      281,687
Return on average capital employed (l)          5.3%            7.5%        4.3%      (7.4)%         7.1%
Debt as % of total capitalization                36%             38%         40%         40%          35%
Depreciation (continuing operations)          23,117          21,963      24,089      23,641       21,822
Amortization of intangibles
 (continuing operations)                       2,706             914       1,113         764          762
Capital expenditures (continuing
 operations)                                  16,480          20,705      21,360      34,799       40,212
Acquisitions and other investments             5,699          17,622      25,654           -        2,997
Gross margin as % of net sales
 (continuing operations)                       15.6%           16.8%       15.0%       10.9%        12.3%
Effective income tax rate
 (continuing operations)                         46%             40%         37%         34%          40%

Refer to Notes to Financial Tables on page 26.

RESULTS OF OPERATIONS
Summary
Net income for 1993 declined 38% to $9.5 million, or $.88 per share, compared with $15.3 million, or $1.41 per share, in 1992. As described in Note (b) to Notes to Financial Tables on page 26, results for 1993 and 1992 include several special items that affect the comparability of operating results between years. Excluding these items, net income for 1993 declined 35% to $10.3 million, or $.95 per share, compared with $15.8 million, or $1.46 per share, in 1992. The lower operating results are due primarily to losses from new business development activities included in the Other segment (primarily investments in high-technology businesses, including APPX Software, Inc., Molecumetics, Ltd. and Emisphere Technologies, Inc.), and lower volume and higher operating costs related to unused capacity in Film Products and Molded Products, partially offset by improved results in the Metal Products segment. Ongoing operations from the Other segment contributed net losses of $6.6 million ($.60 per share) and $1.4 million ($.12 per share) in 1993 and 1992, respectively.

Net income for 1992 increased to $15.3 million, or $1.41 per share, compared with $5.6 million, or $.52 per share, in 1991. Excluding special items (see Note
(b) to Notes to Financial Tables on page 26), net income for 1992 increased by $9.7 million to $15.8 million, or $1.46 per share, compared with $6.1 million, or $.56 per share in 1991. The improvement in operating results in 1992 was led by turnarounds in Aluminum Extrusions and Molded Products.

In July 1993, Film Products announced the closing of its Fremont, California, plant and the consolidation of capacity at its new plant in Tacoma, Washington. The Fremont plant is expected to close by May 1994. No provision for the shutdown was recorded in 1993 since the estimated net realizable value of the facility exceeds the total of its carrying value and expected shutdown and disposal costs. In January 1994, Film Products announced its intention to sell or close its Flemington, New Jersey, plant in order to exit the non-strategic, conventional films business (single layer, blown polyethylene film used primarily for general purpose industrial packaging). A pretax loss of $1.8 million was accrued at the end of 1993 to cover the expected loss on the disposal of this facility.

During the third quarter of 1993, Molded Products acquired the assets of Polestar Plastics, Inc., thereby gaining access to growing medical and electronics markets for its products.

In the fourth quarter of 1993, Tredegar recorded a provision of $.9 million for the decentralization and downsizing of certain corporate functions.

In November 1993, Tredegar announced that it is pursuing the sale of its coal subsidiary, The Elk Horn Coal Corporation ("Elk Horn"). Assuming Elk Horn can be sold on terms agreeable to Tredegar, the sale is expected to be completed by mid-1994, and a gain is expected to be recognized. In addition, in February 1994, Tredegar sold its remaining oil and gas properties for approximately $8 million. This transaction resulted in a gain of approximately $6.1 million ($3.9 million after taxes), which will be recognized in 1994. As a result of the potential sale of Elk Horn and the sale of Tredegar's remaining oil and gas properties, the Energy segment is reported as discontinued operations. Accordingly, information about results of operations, financial condition, cash flows and industry segments has been reclassified where appropriate. Combined financial statements for the Energy segment are presented in Note 2 of Notes to Financial Statements on page 33.

Results from continuing operations are not indicative of future performance because they exclude income that would be generated from reinvestment of divestiture proceeds. Tredegar expects to use these proceeds to repay outstanding borrowings under its revolving credit agreement, with remaining proceeds invested until other opportunities, in existing businesses or elsewhere, are identified.

1993 Compared with 1992

Revenues
Net sales from continuing operations increased 1% in 1993, compared with 1992. Metal Products sales improved significantly due primarily to higher volume in Aluminum Extrusions. Plastics revenues declined, particularly in Molded Products. For more information, see Net Sales by Industry Segment on page 19.

Operating Costs and Expenses
Tredegar's gross profit margin for continuing operations decreased to 15.6% in 1993 from 16.8% in 1992 due to lower volume and higher costs related to unused capacity in Film Products and Molded Products, and the inclusion of APPX Software in 1993 results. The unfavorable effect of these items on gross margin was partially offset by the impact of higher volumes and manufacturing efficiencies, including lower scrap rates and customer returns, in Aluminum Extrusions.

Selling, general and administrative expenses for continuing operations decreased slightly in 1993 due to cost-reduction efforts, partially offset by the inclusion in 1993 of APPX Software.

Research and development expenses increased to $9.1 million in 1993 from $5 million in 1992 due to higher spending at Molecumetics (Tredegar's research subsidiary involved in the synthesis of peptide mimetics used in rational drug design); software development costs at APPX Software; and ongoing product development efforts in Film Products.

Unusual items in 1993 of $.5 million include estimated costs related to the closing of the Film Products plant in Flemington, New Jersey ($1.8 million), and the reorganization of corporate functions ($.9 million), partially offset by a gain on the sale of Tredegar's remaining investment in Emisphere ($2.3 million).

Interest Expense
Interest expense has been allocated between continuing operations and discontinued operations based on relative capital employed (see Note 2 of Notes to Financial Statements on page 33). Interest expense for continuing operations declined 10% in 1993 due to lower interest rates and lower average consolidated debt outstanding. The weighted average interest rate on consolidated debt outstanding was 5.6% for the year, compared with 6.1% in 1992. Average consolidated debt outstanding during these periods totaled $95.8 million and $101.3 million, respectively.

Income Taxes
The effective tax rate for continuing operations in 1993 was 46%, compared with 40% in 1992. The increase was primarily due to an adjustment of deferred income taxes for the 1% increase in the federal income tax rate in 1993, a higher effective state income tax rate, and an increase in non-deductible goodwill amortization, partially offset by the research and development tax credit. See
Note 16 of Notes to Financial Statements on page 38 for details on effective tax rates.

Discontinued Operations
Energy segment net sales increased 2% to $33.4 million in 1993 from $32.9 million in 1992. The increase was driven by higher coal trading and gas revenues, partially offset by lower coal royalties and slightly lower coal sales volume.

Operating profit increased 8% to $11 million from $10.2 million due primarily to gains totaling $1.4 million on the sale of certain oil and gas properties, partially offset by a $.4 million charge for Elk Horn's required annual contribution to fund medical and death benefits for assigned miners and dependents under the Coal Industry Retiree Health Benefit Act of 1992
(see Note 2 of Notes to Financial Statements on page 33) .

Interest expense allocated to the Energy segment was approximately $.7 million in 1993 and 1992 as a result of higher average capital employed, offset by lower interest rates. The effective tax rate declined to 34.7% in 1993 from 39.6% in 1992 due to relatively higher percentage depletion.

Extraordinary Item
On June 16, 1993, Tredegar paid a prepayment premium to an institutional lender in the amount of $1.8 million ($1.1 million after taxes) to refinance its $35 million, 8.6% fixed-rate debt that was due in September 1994. The new note carries a fixed rate of 7.2% and matures in June 2003. Annual principal payments of $5 million will begin in 1997.

Accounting Changes
Tredegar provides postretirement life insurance and health care benefits for certain groups of employees. Tredegar and retirees share in the cost of postretirement health care benefits, with employees retiring after July 1, 1993, receiving a fixed subsidy from Tredegar to cover a portion of their health care premiums. Effective January 1, 1993, Tredegar adopted Statement of Financial Accounting Standards ("SFAS") No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS No. 106 requires recognition of the cost of postretirement benefits during the employees' service periods. Previously, such expenses were accounted for on a cash basis. Tredegar elected to immediately recognize the liability for prior years' service as the cumulative effect of a change in accounting principle. Accordingly, in the first quarter of 1993, Tredegar recorded an unfunded, accumulated postretirement benefit obligation of $6.7 million and a noncurrent, deferred income tax benefit of $2.5 million, resulting in an after-tax charge of $4.2 million.

Effective January 1, 1993, Tredegar adopted SFAS No. 109,
"Accounting for Income Taxes." SFAS No. 109 requires the asset and liability method of accounting for deferred income taxes, whereby enacted statutory tax rates are applied to the differences between the financial reporting and tax bases of assets and liabilities. The cumulative effect of this change in accounting principle was a reduction in deferred income taxes and a corresponding increase in net income of $4.3 million in the first quarter of 1993.

1992 Compared  With 1991

Revenues
Net sales from continuing operations in 1992 increased 1% over 1991. Sales increases in Metal Products were partially offset by sales declines in Plastics. Metal Products benefited from higher sales in Aluminum Extrusions and the inclusion of a full year of Brudi, Inc., sales in 1992
(Brudi was acquired in April 1991). The sales decline in Plastics was primarily due to the divestiture, in the fourth quarter of 1991, of Molded Products' beverage closure business. See Net Sales by Industry Segment on page 19 for more information.

Operating Costs and Expenses
Tredegar's gross profit margin from continuing operations increased to 16.8% in 1992 from 15% in 1991 due to higher profits in Aluminum Extrusions and Molded Products, partially offset by lower profits in Film Products. Aluminum Extrusions' profits improved due to lower unit conversion costs, reflecting higher sales and production volumes and internal improvements. The increase in Molded Products' profits resulted primarily from restructuring efforts. The decline in Film Products' profits was due to higher domestic unit conversion costs, reflecting lower sales and production volume, partially offset by higher profits from foreign operations.

Selling, general and administrative expenses for continuing operations decreased 3% in 1992 due to divestitures, restructuring-related cost reductions and a continued focus on internal improvements.

Research and development expense increased to $5 million in 1992 from $4.5 million in 1991 due to product development projects in the Plastics segment and research and development of certain new technologies.

Unusual items in 1992 include the accelerated write-off of certain goodwill associated with the restructuring of Molded Products ($1.2 million), partially offset by the gain on the sale of a portion of Tredegar's investment in Emisphere ($1.1 million).

Interest Expense
Interest expense allocated to continuing operations declined 25%, or $1.9 million, in 1992 due to lower average interest rates and lower average debt levels. Weighted average interest rates on consolidated debt outstanding during 1992 and 1991 were 6.1% and 7.2%, respectively. Average consolidated debt outstanding during these periods totaled $101.3 million and $117.7 million, respectively.

Income Taxes
The effective tax rate for continuing operations in 1992 was 40%, compared with 37% in 1991. The increase was primarily due to lower tax benefits attributable to the foreign sales corporation partially offset by a lower effective state income tax rate. See Note 16 of Notes to Financial Statements on page 38 for details regarding effective tax rates.

Discontinued Operations
Energy segment net sales declined 4%, to $32.9 million in 1992 from $34.3 million in 1991, due primarily to lower coal volume and lower oil and gas revenues resulting from the termination of the horizontal drilling partnership in 1991. Lower coal volume was partially offset by improved royalty rates, improved prices in the coal sales business and higher minimum royalty income. Mild weather and industry over-capacity relative to demand contributed to coal volume declines.

Operating profit increased by $4.6 million or 81%, to $10.2 million from $5.6 million, due primarily to the termination in 1991 of the horizontal drilling partnership and the elimination of related operating losses as well as improved coal trading income.

Interest expense allocated to the Energy segment declined to $.7 million in 1992 from $.8 million in 1991 due to lower average interest rates, partially offset by higher average capital employed.

The effective tax rate in 1992 increased to 39.6% from 36.4% in 1991 due primarily to lower percentage depletion.

FINANCIAL CONDITION
Assets
Total assets at December 31, 1993, were $353.4 million, a decrease of $1.5 million from December 31, 1992. Net assets of discontinued operations increased to $31 million from $29.8 million in 1992 due to higher coal trading inventories. Total assets of continuing operations decreased $2.7 million.
The current ratio remained strong at 2.1 to 1 and 2.0 to 1 as of December 31, 1993 and 1992, respectively.

Liabilities
Total liabilities decreased 4% to $184.3 million at December 31, 1993, due primarily to lower deferred income taxes caused by the adoption of SFAS No. 109 and reductions in consolidated long-term debt and accrued costs related to divestitures, partially offset by an increase in other noncurrent liabilities due to the adoption of SFAS No. 106 and the acquisition of Polestar. Consolidated debt decreased to $97 million in 1993 from $101.5 million in 1992. Consolidated debt at December 31, 1993, consisted of $35 million maturing in 2003 with annual principal payments of $5 million beginning in 1997 and a fixed annual interest rate of 7.2%, and $62 million borrowed under variable-rate agreements with various maturities and an average interest rate of 4.2%. The weighted average interest rate on debt as of December 31, 1993 and 1992 was 5.3% and 6.1%, respectively. This overall decline is due to lower rates on both fixed-rate and variable-rate credit arrangements. Debt as a percentage of total capitalization was 36% at December 31, 1993, compared with 38% at December 31, 1992. See Note 10 of Notes to Financial Statements on page 35 for details of credit agreements.

Shareholders' Equity
Shareholders' equity increased to $169.1 million at December 31, 1993, reflecting consolidated net income of $9.5 million and dividends declared of $2.6 million. The total market capitalization of Tredegar's 10.9 million common shares decreased to $163.4 million at December 31, 1993, from $168.9 million at December 31, 1992, due to a lower stock price at year end.

Tredegar has not purchased shares of its capital stock since 1990. In 1989 and 1990, Tredegar purchased an aggregate of 1.1 million shares of its capital stock in the open market and in privately negotiated transactions at an average price of $12.76 per share. Tredegar may make stock purchases, up to an aggregate of
3.2 million shares, under a standing authorization from the Board of Directors at prices management deems appropriate.

Cash Flows
Net cash provided by continuing operating activities decreased to $17.6 million in 1993 from $30.9 million in 1992 due to lower operating results and additional working capital investment to support higher sales at the end of the year. Net cash used in 1993 for the prepayment premium on extinguishment of debt was $1.1 million. Net cash provided by discontinued operating activities increased to $4.3 million in 1993 from $.5 million in 1992 due to lower incremental working capital investment in the coal trading business.

Net cash used in investing activities of continuing operations declined to $14.2 million in 1993 from $29.8 million in 1992 as a result of lower capital expenditures and lower spending for acquisitions. Proceeds from asset disposals totaled $8.6 million in 1993 and $9.2 million in 1992. Lower capital expenditures for continuing operations in 1993 were primarily due to unused capacity in Film Products and Molded Products as a result of unfavorable market conditions and higher spending for capacity expansions in Film Products from 1989 through 1992. Net cash was provided by investing activities of discontinued operations in 1993 due to the sale for $1.7 million of certain oil and gas properties, partially offset by capital expenditures.

In 1993, overall net cash provided by consolidated operating activities exceeded net cash used in consolidated investing activities by $7.9 million, which was sufficient to pay dividends of $3.3 million and to repay $4.5 million of debt.

Net cash provided by continuing operating activities declined to $30.9 million in 1992 from $34.9 million in 1991 due primarily to divestiture-related working capital liquidations in 1991. Net cash provided by discontinued operating activities declined to $.5 million in 1992 from $6.6 million in 1991 due to additional investment in coal working capital in 1992 to support expansion of the coal trading business.

Net cash used in investing activities of continuing operations declined to $29.8 million in 1992 from $35.7 million in 1991 due to lower spending on acquisitions. In 1991, the net cash used in investing activities of discontinued operations totaling $5 million was primarily due to the purchase of coal reserves. During 1992, capital expenditures returned to a normal level for supporting existing Energy segment operations.

In 1992, overall net cash provided by consolidated operating activities exceeded capital expenditures and dividends by $7.8 million. This excess cash flow, combined with proceeds from asset disposals, net borrowings and cash available from 1991, funded acquisitions and other investments of $17.6 million.

In 1991, overall cash flows from operations were $41.5 million, up from $34.6 million in 1990. Cash flows from operations in 1991 exceeded capital expenditures and dividends by $12.3 million, permitting Tredegar to pay down debt incurred to finance the Brudi acquisition. Proceeds from the sale of businesses and other property disposals allowed Tredegar to liquidate all additional debt incurred in 1991, and end the year with $100 million in long-term debt.

Normal operating cash requirements over the next 3-5 years are expected to be met from continuing operations. Tredegar expects that proceeds from the possible sale of its energy businesses will be used to repay outstanding borrowings under its revolving credit agreement, with remaining proceeds invested until other opportunities, in existing businesses or elsewhere, are identified. The amount and timing of any additions to capital will depend on Tredegar's specific cash requirements and the cost of such capital.

Net Sales by Industry Segment
1993 Compared With 1992
Plastics net sales decreased 7% in 1993 due to lower sales in Film Products and significantly lower revenues in Molded Products. Film Products 1993 sales were down due primarily to lower volume in industrial films, domestic disposable permeable films, domestic disposable backsheet film supplied to private-label manufacturers, and the discontinuance of certain unprofitable agricultural product lines, partially offset by higher sales volume from foreign operations and domestic disposable backsheet film supplied to The Procter & Gamble Company ("P&G").

Film Products is the largest U.S. supplier of embossed and permeable films for disposable personal products. In each of the last three years, this class of products accounted for more than 20% of the consolidated revenues of Tredegar.

Film Products supplies embossed films for use as backsheet in such disposable products as baby diapers and adult incontinent products, feminine hygiene products and hospital underpads. Film Products' primary customer for embossed films for backsheet is P&G, the leading disposable diaper manufacturer.

Film Products also supplies permeable films to P&G for use as liners in adult incontinent products, feminine hygiene products and hospital underpads. In addition, P&G purchases molded plastic products from Molded Products. P&G and Tredegar have had a successful, long-term relationship based on cooperation, product innovation and continuous process improvement. The loss or significant reduction of business associated with P&G would have a material adverse effect on Tredegar's business.

Molded Products sales declined due primarily to significantly lower technical services revenues and lower volume in tooling and packaging and industrial products, partially offset by the inclusion of Polestar since its acquisition effective July 31, 1993.

Net Sales By Industry Segment
Tredegar Industries, Inc., and Subsidiaries

Industry Segment (a)             1993       1992      1991       1990         1989
(In thousands)
Plastics:
   Ongoing operations (m)      $255,524   $274,606   $281,613  $273,983     $271,514
   Plants closed and
     businesses sold                  -          -          -    10,717(n)    25,535
                                255,524    274,606    281,613   284,700      297,049

Metal Products:
   Ongoing operations           190,690    170,623    157,573   193,347      228,563
   Plants closed and
    businesses sold                   -          -          -    27,837(n)    69,307
                                190,690    170,623    157,573   221,184      297,870

Other (o)                         2,994          -          -         -            -

   Total continuing
     operations (p)             449,208    445,229    439,186   505,884      594,919

Discontinued operations (h)      33,431     32,859     34,283    40,702       41,787

   Total                       $482,639   $478,088   $473,469  $546,586     $636,706

Refer to Notes to Financial Tables on page 26.



Metal Products sales increased 12% in 1993 due primarily to higher volume in Aluminum Extrusions. Improved economic conditions and efforts to increase volume with new and existing customers contributed to the improvement.

Net sales reported under the Other segment are primarily APPX Software revenues.

1992 Compared With 1991
Plastics net sales declined 2% in 1992 due primarily to the divestiture of Molded Products' beverage closure business in the fourth quarter of 1991. Film Products sales in 1992 declined slightly compared with record sales in 1991. Domestic disposable volume declined due to reduced customer market share. For Film Products overall, lower domestic volumes were partially offset by higher average selling prices and higher sales volume from foreign operations.

Excluding beverage closure sales for 1991, Molded Products showed a slight improvement in sales for 1992, reflecting higher sales volume and average prices.

Metal Products sales increased 8% in 1992 due primarily to significantly higher volume in Aluminum Extrusions and a full year of Brudi sales (acquired in April
1991). Higher sales volume in Aluminum Extrusions resulted from increased capacity and orders for wood-clad window and automobile after-market products, improved economic conditions, increased focus on targeted customers and customer response to lower average prices. The decline in average selling prices reflected lower aluminum costs.

OPERATING PROFIT BY INDUSTRY SEGMENT
Tredegar Industries, Inc., and Subsidiaries

Industry Segment (a)          1993        1992        1991         1990        1989
(In thousands)
Plastics:
     Ongoing operations     $22,649     $27,749     $23,638      $13,202      $23,484
     Plants closed and
      businesses sold             -           -           -       (1,799)(n)      953
     Unusual items           (1,815)(d)  (1,182)(e)    (721)(f)   (2,831)(g)        -
                             20,834      26,567      22,917        8,572       24,437
Metal Products:
    Ongoing operations        8,141       4,693      (2,377)      (1,713)       2,880
    Plants closed and
      businesses sold             -           -           -       (3,304)(n)   (2,021)
    Unusual items                 -           -           -      (30,084)(g)        -
                              8,141       4,693      (2,377)     (35,101)         859

Other (o):
     Ongoing operations      (9,704)     (1,865)          -            -            -
     Unusual items            2,263(d)    1,092(e)        -            -            -
                             (7,441)       (773)          -            -            -


Operating profit (loss)      21,534      30,487      20,540      (26,529)      25,296
Interest expense (c)          5,044       5,615       7,489        7,101        3,777
Corporate expenses, net       9,565(d)    8,930       9,064        9,791        5,762
Income (loss) from
  continuing
  operations before
  income taxes                6,925      15,942       3,987      (43,421)      15,757
Income taxes                  3,202       6,425       1,468      (14,734)       6,335
Income (loss) from
 continuing operations        3,723       9,517       2,519      (28,687)       9,422
Income from discontinued
  operations (h)              6,784       5,795       3,104        4,001        7,852
Net income (loss) before
  extraordinary item and
  cumulative effect of
  changes in accounting
  principles (b)            $10,507     $15,312    $  5,623     ($24,686)     $17,274

Refer to Notes to Financial Tables on page 26.


Operating Profit By Industry Segment
Segment operating profit includes certain charges for general and administrative expenses incurred at the corporate level. These charges are readily identifiable with each industry segment. However, segment operating profit excludes corporate charges that, by their nature, cannot be identified with or assigned to an industry segment.

1993 Compared With 1992
Plastics segment operating profit declined $5.7 million, or 22%, from 1992 due to unusual items (see applicable references to Notes to Financial Tables) and lower profits from ongoing operations in both Film Products and Molded Products. A major cause of the decline in operating results in Film Products was lower-than-expected demand for industrial films, disposable permeable films for domestic markets and disposable backsheet film for private-label diaper manufacturers. In recent years, Film Products has invested in new capacity and printing capabilities aimed at meeting anticipated customer needs. These expected sales have not materialized and, as such, the costs associated with these investments have reduced profitability. Also, the commercialization of Monax Plus packaging films is taking longer than expected. In response to the changing competitive environment, Tredegar is exiting the conventional films business through the planned divestiture of its Flemington, New Jersey, plant; consolidating manufacturing capacity with the planned disposal of its Fremont, California, facility; and cutting costs and seeking new avenues to sales growth.

Reduced demand from manufacturers of branded consumer products has also affected results in Molded Products. Molded Products operating profit declined due to lower volume, especially lower tooling and technical sales, and higher conversion costs. The decline was partially offset by the inclusion of Polestar results since July 31, 1993, the effective date of acquisition.

Metal Products operating profit increased significantly in 1993, driven by a 11% increase in volume in Aluminum Extrusions. Operating profits were also up as a result of Aluminum Extrusions' successful efforts to improve manufacturing efficiency, including lower scrap rates and customer returns, and lower selling, general and administrative costs.

Tredegar's overall results continue to be adversely affected by operating losses at APPX Software and spending at Molecumetics. Expenses in these areas have been higher than expected. In addition, software revenues are not developing as quickly as anticipated. The resulting losses were partially offset by pretax gains of $2.3 million realized on the sale of Tredegar's remaining investment in Emisphere common stock. Ongoing activities resulted in an operating loss of $9.7 million in 1993. Looking forward, it is anticipated that these activities will continue to generate losses in the near term.

1992 Compared With 1991
Plastics segment operating profit increased $3.7 million in 1992 due to higher profits in Molded Products, partially offset by lower profits in Film Products and the $1.2 million accelerated write-off of certain goodwill associated with the Molded Products restructuring. The significant increase in Molded Products operating profit is primarily due to restructuring efforts. Film Products operating profit declined as a result of lower domestic sales in disposables and related higher unit conversion costs, partially offset by higher sales from foreign operations.

Metal Products operating profit in 1992 increased by $7.1 million over 1991, reflecting significantly higher sales volume and lower unit conversion costs in Aluminum Extrusions. Internal improvements, including lower administrative costs, also contributed to higher profits.

The Other segment reflects research and development efforts at Molecumetics and other new technologies, partially offset by a pretax gain of $1.1 million realized on the sale of a portion of Emisphere common stock.

IDENTIFIABLE ASSETS BY INDUSTRY SEGMENT
Tredegar Industries, Inc., and Subsidiaries

Industry Segment (a)           1993        1992        1991        1990        1989
(In thousands)
Plastics                     $171,070    $170,066    $162,762    $176,282    $167,564
Metal Products                120,454     122,109     121,416     116,391     144,228
Other (o)                      15,247      16,856       3,334         750           -
Identifiable assets           306,771     309,031     287,512     293,423     311,792
Net assets held for
 sale (q)                       3,605       4,330      13,600      13,908           -
General corporate              12,031      11,745       9,947       8,937       4,071
Net assets of discontinued
 operations (h)                30,976      29,804      24,356      22,846      45,183
     Total                   $353,383    $354,910    $335,415    $339,114    $361,046

Refer to Notes to Financial Tables on page 26.


Identifiable Assets By Industry Segment
The amounts reported as identifiable assets are total assets of all subsidiaries and divisions in each segment. Identifiable assets in the Other segment represent primarily APPX Software, Molecumetics and investments in Emisphere common stock as well as certain other investments. General corporate assets are primarily corporate property, plant and equipment. Net assets held for sale, primarily land and buildings held for sale related to closed facilities, are shown separately at estimated net realizable value.

Identifiable assets by industry segment were $306.8 million at December 31, 1993, a decrease of approximately $2.3 million from 1992. The increase in the Plastics segment was primarily due to the acquisition of Polestar. The decrease in Metal Products was attributable to depreciation in excess of capital spending and asset disposals, partially offset by higher inventories and receivables to support higher sales. The decrease in Other segment identifiable assets was primarily due to depreciation and amortization in excess of capital spending and the sale of Emisphere common stock, partially offset by new investments totaling $.6 million and the write-up of certain intangibles to their pretax amounts under SFAS No. 109.

Identifiable assets by industry segment were $309 million at December 31, 1992, an increase of $21.5 million from 1991 identifiable assets. The increase is primarily Film Products' investment in the new Tacoma facility, and the acquisition of APPX Software at the end of 1992. The decrease in net assets held for sale resulted primarily from the sale of the Pittsfield, Massachusetts, tooling facility in the fourth quarter of 1992. The increase in the assets of Plastics and Metal Products reflected the acquisitions of Folium Plasticos Especiais and Fielden Engineers, Ltd., respectively.

DEPRECIATION AND AMORTIZATION BY INDUSTRY SEGMENT
 Tredegar Industries, Inc., and Subsidiaries

Industry Segment (a)       1993       1992       1991       1990        1989

(In thousands)
Plastics                 $15,315    $13,996    $15,682    $13,602     $12,217
Metal Products             7,512      8,178      8,831     10,236      10,262
Other (o)                  2,311          -          -          -           -
   Subtotal               25,138     22,174     24,513     23,838      22,479
General corporate            685        703        689        567         105
   Total continuing
     operations           25,823     22,877     25,202     24,405      22,584
Discontinued
  operations (h)             747        765      5,777      3,981       5,747
     Total               $26,570    $23,642    $30,979    $28,386     $28,331

Refer to Notes to Financial Tables on page 26.

Depreciation and Amortization By Industry Segment
Segment depreciation and amortization increased to $25.1 million from $22.2 million in 1992 due to the Other segment (APPX Software and Molecumetics) and higher depreciation in Film Products as a result of starting up the Tacoma, Washington, plant in 1993. Metal Products had lower depreciation due to lower levels of spending in 1992 and 1991. The Other segment includes primarily amortization of intangibles acquired in the acquisition of APPX Software.

In 1992, total segment depreciation and amortization declined $2.3 million as Molded Products and Aluminum Extrusions had lower depreciation due to restructuring and lower levels of capital spending in 1992 and 1991.

 Maintenance and repairs of property, plant and equipment were $17.3 million, $17.9 million and $19.4 million in 1993, 1992 and 1991, respectively. The decreases reflect fewer plants and the modernization of remaining plants.

Capital Expenditures By Industry Segment
Segment capital expenditures in 1993 were $14 million, down from $20.4 million in 1992. Plastics capital expenditures decreased due to unused capacity in Film Products and Molded Products as a result of unfavorable market conditions and higher spending for capacity expansions in Film Products from 1989 through 1992. Capital spending in Metal Products declined as a result of relatively higher capital spending in prior years. The Other segment reflects capital spending at APPX Software and Molecumetics. Acquisitions and other investments in 1993 include primarily Polestar.

Segment capital expenditures in 1992 were $20.4 million, down slightly from 1991. Plastics segment expenditures reflect the addition of capacity in Film Products, including the Tacoma, Washington, plant. These expenditures were offset by lower spending in Molded Products. Metal Products capital requirements were significantly lower than in prior years as major projects were completed. Other expenditures were primarily related to leasehold improvements and equipment purchases at the Molecumetics research laboratory. Acquisitions in 1992 include APPX Software, Folium Plasticos Especiais (plastic film) and Fielden Engineers (materials handling). In early 1992, Tredegar exercised its right to acquire additional shares of Emisphere common stock which were sold at a gain in 1993.

CAPITAL EXPENDITURES BY INDUSTRY SEGMENT
Tredegar Industries, Inc., and Subsidiaries

Industry Segment (a)          1993       1992      1991      1990       1989

(In thousands)
Plastics                     $9,810    $15,655    $12,952   $24,145   $28,720
Metal Products                2,386      3,320      7,985     9,509     8,707
Other (o)                     1,844      1,414          -         -         -
    Subtotal                 14,040     20,389     20,937    33,654    37,427
General corporate             2,440        316        423     1,145     2,785
    Total continuing
      operations             16,480     20,705     21,360    34,799    40,212
Discontinued operations (h)     417        341      5,233     4,918     3,140
     Total capital
       expenditures          16,897     21,046     26,593    39,717    43,352
Acquisitions and other
 investments                  5,699     17,622     25,654         -     2,997
   Total capital
    expenditures,
    acquisitions
    and investments         $22,596    $38,668    $52,247   $39,717   $46,349

Refer to Notes to Financial Tables on page 26.

SELECTED QUARTERLY FINANCIAL DATA (a)
Tredegar Industries, Inc., and Subsidiaries
                                  First Quarter     Second Quarter     Third Quarter     Fourth Quarter
(In thousands, except
per-share amounts)
(Unaudited)
1993
Net sales:
Continuing operations               $111,198           $108,042           $113,922          $116,046
Discontinued operations (h)            7,998              7,933              8,281             9,219
   Total                             119,196            115,975            122,203           125,265
Gross profit (continuing
 operations)                          17,184             16,574             18,095            18,069
Operating profit:
Continuing operations                  6,226              4,802              5,821             4,685
     Discontinued operations (h)       2,932              3,404              2,114             2,587
   Total                               9,158              8,206              7,935             7,272
Income from continuing operations      1,710                674              1,145               194
Income from discontinued
 operations (h)                        1,841              2,154              1,162             1,627
Net income before extraordinary
 item and cumulative effect of
 changes in accounting principles      3,551              2,828              2,307             1,821
Net income (r)                         3,701              1,713              2,307             1,821
Earnings per share:
 Income from continuing operations       .16                .06                 .10              .02
 Income from discontinued
   operations (h)                        .17                .20                 .11              .15
 Before extraordinary item and
  cumulative  effect of changes
  in accounting principles               .33                .26                 .21              .17
 Net income (r)                          .34                .16                 .21              .17
Shares used to compute earnings
 per share                            10,895             10,895              10,895           10,895

1992
Net sales:
 Continuing operations              $109,824           $108,938            $117,699         $108,768
 Discontinued operations (h)           8,431              8,391               7,893            8,144
   Total                             118,255            117,329             125,592          116,912
Gross profit (continuing
 operations)                          18,861             17,910              18,502           19,304
Operating profit:
Continuing operations                  6,492              7,872               7,858            8,265
Discontinued operations (h)            2,564              2,530               2,506            2,649
   Total                               9,056             10,402              10,364           10,914
Income from continuing operations      1,318              2,395               2,682            3,122
Income from discontinued
  operations (h)                       1,451              1,417               1,419            1,508
Net income (r)                         2,769              3,812               4,101            4,630
Earnings per share:
Income from continuing operations        .12                .22                 .25              .29
Income from discontinued
 operations (h)                          .13                .13                 .13              .14
Net income (r)                           .25                .35                 .38              .43
Shares used to compute earnings
 per share                            10,894             10,894              10,894           10,894
Refer to Notes to Financial Tables on page 26.



Notes to Financial Tables

(a) Certain prior-period amounts have been reclassified to conform to the current-year presentation.

(b) Net income (loss) and earnings (loss) per share, adjusted for special items affecting the comparability of operating results between years, are presented below:



                           1993          1992         1991        1990          1989
Net income (loss)
 as reported             $9,542       $15,312        $5,623     ($24,686)     $17,274
After-tax effects of
 special items:
Extraordinary charge      1,115             -             -            -            -
Income related to
cumulative
effect of
accounting changes         (150)            -             -             -           -
Unusual charges related
to continuing operations    246           502           447        24,424          665
Impact on deferred taxes
of 1% increase in federal
income tax rate
(including $177 relating
to discontinued
operations)                 525             -             -             -            -
Unusual (income) charge
related to discontinued
operations                 (938)            -             -         3,242         (273)

Pro forma charge
 related to
 the spin-off
 (including $570
 relating to
 discontinued
 operations)                  -             -             -             -       (6,021)

Net income as adjusted
 for special items       10,340        15,814         6,070         2,980       11,645
Income from
discontinued
operations as
adjusted for special
items                    (6,023)       (5,795)       (3,104)       (7,243)      (7,009)

Net income (loss) from
 continuing operations
 as adjusted for special
 items                   $4,317       $10,019        $2,966       ($4,263)      $4,636

Earnings (loss) per
 share:
As reported              $  .88         $1.41        $  .52        ($2.19)      $ 1.44
As adjusted for
 special items           $  .95         $1.46        $  .56         $ .26       $  .97
From continuing
 operations as
 adjusted for special    $  .40         $ .92        $  .27        ($ .38)      $  .39


   Included in the above amounts are net losses from ongoing operations of the Other segment (primarily investments in new businesses and related research) of $6,568 ($.60 per share) and $1,349 ($.12 per share) in 1993 and 1992, respectively.

(c) Interest expense has been allocated between continuing and discontinued operations based on relative capital employed. See Note 2 of Notes to Financial Statements on page 33.
(d) Unusual items in 1993 include estimated costs related to the closing of a Film Products plant in Flemington, New Jersey ($1,815), and the reorga-nization of corporate functions ($900), partially offset by the gain on the sale of Tredegar's remaining investment in Emisphere Technologies, Inc. ($2,263).
(e) Unusual items in 1992 include the accelerated write-off of certain goodwill associated with the restructuring of Molded Products ($1,182) partially offset by the gain on the sale of a portion of an investment in Emisphere Technologies, Inc. ($1,092).
(f) Unusual items in 1991 include costs related to plant closings in Molded Products ($4,412) offset by a credit ($2,797) related to management's decision to continue operating the vinyl extrusions business, and the gain on the sale of Molded Products' beverage closure business ($894).
(g) Unusual items in 1990 include costs related to divestitures and reorganization, including results of operations from August 1. The Metal Products segment also includes provisions for environmental review and cleanup and costs related to certain legal proceedings for ongoing operations.
(h) In the fourth quarter of 1993, Tredegar announced that it is pursuing the sale of its coal subsidiary, The Elk Horn Coal Corporation. On February 4, 1994, Tredegar sold its remaining oil and gas properties. As a result of these events, Tredegar is reporting its Energy segment as discontinued operations. Results of continuing operations are not indicative of the results to be expected in the future since they exclude income that would be generated from the reinvestment of divestiture proceeds. See Note 2 of Notes to Financial Statements on page 33.
(i) Return on average equity is equal to net income per share divided by average equity per share.
(j) Total return to shareholders is computed as the sum of the change in stock price during the year plus dividends per share, divided by the stock price at the beginning of the year.
(k) Unleveraged after-tax earnings (loss) are net income (loss) plus after-tax interest expense.
(l)   Return on average capital employed is unleveraged after-tax earnings
(loss) divided by average capital employed.
(m) Net sales include sales to P&G totaling $145,631, $145,560 and $154,953 in 1993, 1992 and 1991, respectively.
(n)     Includes results to August 1.
(o) In 1993, Tredegar began reporting its business development activities, primarily investments in high-technology businesses (APPX Software, Inc.,
   Molecumetics, Ltd. and Emisphere Technologies, Inc.), as a separate industry segment.
(p)     Export sales totaled $52,642, $48,566 and $49,595 in 1993, 1992 and
1991, respectively. The majority of these export sales were made by the Plastics segment.
(q) Net assets held for sale include zero, $1,721 and $9,600 in current assets and $3,605, $2,609 and $4,000 in noncurrent assets in 1993, 1992 and 1991, respectively.
(r) Quarterly net income and earnings per share, adjusted for special items affecting the comparability of operating results between quarters, are presented below:

                        First        Second     Third      Fourth
                       Quarter      Quarter    Quarter     Quarter

   1993
   Net income          $2,326        $1,705     $2,832     $3,477
   Earnings per share     .21           .16        .26        .32

   1992
   Net income           3,951         3,812      4,101      3,950
   Earnings per share     .36           .35        .38        .37

Report of Independent Accountants
To the Board of Directors and Shareholders of Tredegar Industries, Inc.:
We have audited the accompanying consolidated balance sheets of Tredegar Industries, Inc., and Subsidiaries ("Tredegar") as of December 31, 1993 and 1992, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of Tredegar's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tredegar as of December 31, 1993 and 1992, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

As discussed in Notes 14 and 16 to the consolidated financial statements, effective as of the beginning of 1993, Tredegar changed its method of accounting for postretirement benefits other than pensions to conform with Statement of Financial Accounting Standards No. 106 and its method of accounting for income taxes to conform with Statement of Financial Accounting Standards No. 109.


                                    COOPERS & LYBRAND


Richmond, Virginia
January 17, 1994, except for the information presented in Note 2, for which the date is February 4, 1994.

Management's Report on the Financial Statements
Tredegar's management has prepared the financial statements and related notes appearing on pages 28 through 39 in conformity with generally accepted accounting principles. In so doing, management makes informed judgments and estimates of the expected effects of events and transactions. Financial data appearing elsewhere in this annual report are consistent with these financial statements.

Tredegar maintains a system of internal controls to provide reasonable, but not absolute, assurance of the reliability of the financial records and the protection of assets. The internal control system is supported by written policies and procedures, careful selection and training of qualified personnel and an extensive internal audit program.

These financial statements have been audited by Coopers & Lybrand, independent certified public accountants. Their audit was made in accordance with generally accepted auditing standards and included a review of Tredegar's internal accounting controls to the extent considered necessary to determine audit procedures.

The Audit Committee of the Board of Directors, composed of outside directors only, meets with management, internal auditors and the independent accountants to review accounting, auditing and financial reporting matters. The independent accountants are appointed by the Board on recommendation of the Audit Committee, subject to shareholder approval.

(table page 28)

CONSOLIDATED STATEMENTS OF INCOME
Tredegar Industries, Inc., and Subsidiaries

Years Ended December 31           1993        1992        1991
(In thousands, except
per-share amounts)
Revenues:
Net sales                       $449,208    $445,229    $439,186
Other (expense) income, net         (387)        226         745
Total                            448,821     445,455     439,931

Costs and expenses:
Cost of goods sold               379,286     370,652     373,429
Selling, general and
 administrative                   47,973      48,130      49,764
Research and development           9,141       5,026       4,541
Interest                           5,044       5,615       7,489
Unusual items                        452          90         721
Total                            441,896     429,513     435,944
Income from continuing
 operations before
 income taxes                      6,925      15,942       3,987
Income taxes                       3,202       6,425       1,468
Income from continuing
 operations                        3,723       9,517       2,519
Income from discontinued
 operations                        6,784       5,795       3,104
Net income before extraordinary
 item and cumulative effect of
 changes in accounting
 principles                       10,507      15,312       5,623
Extraordinary item-prepayment
 premium on extinguishment of
 debt (net of income tax benefit
 of $685)                         (1,115)          -           -
Cumulative effect of changes in
 accounting for:
Postretirement benefits other
 than pensions (net of income
 tax benefit of $2,545)           (4,150)          -           -
Income taxes                       4,300           -           -
Net income                        $9,542     $15,312      $5,623
Earnings per share:
Continuing operations             $  .34     $   .88      $  .24
Discontinued operations              .63         .53         .28
Before extraordinary item
 and cumulative effect
 of changes in accounting
 principles                          .97        1.41         .52
Extraordinary item                  (.10)          -           -
Cumulative effect of changes
 in accounting principles            .01           -           -
Net income                        $  .88     $  1.41      $  .52

See accompanying notes to financial statements.

(table page 29)

CONSOLIDATED BALANCE SHEETS
 Tredegar Industries, Inc., and Subsidiaries

December 31                                       1993           1992
(In thousands, except share amounts)

Assets
Current assets:
Accounts and notes receivable                   $ 70,173     $ 62,137
Inventories                                       34,211       31,358
Deferred income taxes                             11,555       14,515
Prepaid expenses and other                           881        4,207
Net assets held for sale                               -        1,721
Total current assets                             116,820      113,938
Property, plant and equipment, at cost:
Land and land improvements                         7,194        5,368
Buildings                                         46,608       46,839
Machinery and equipment                          270,131      259,151
 Total property, plant and equipment             323,933      311,358
Less accumulated depreciation and amortization   188,531      171,595
Net property, plant and equipment                135,402      139,763
Other assets and deferred charges                 24,456       26,828
Goodwill and other intangibles                    45,729       44,577
Net assets of discontinued operations             30,976       29,804
 Total assets                                   $353,383     $354,910

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable                                $ 19,376     $ 16,977
Accrued expenses                                  35,380       40,596
 Total current liabilities                        54,756       57,573
Long-term debt                                    97,000      101,500
Deferred income taxes                             23,108       32,646
Other noncurrent liabilities                       9,431          794
  Total liabilities                              184,295      192,513

Commitments and contingencies
Shareholders' equity:
Common stock (no par value):
 Authorized-50,000,000 shares;
 Issued and outstanding-10,894,904 shares        170,140      170,131
Foreign currency translation adjustment             (283)         (39)
Retained earnings (deficit)                         (769)      (7,695)
 Total shareholders' equity                      169,088      162,397
Total liabilities and shareholders' equity      $353,383     $354,910

See accompanying notes to financial statements.

(table page 30)




CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
Tredegar Industries, Inc., and Subsidiaries

                                                                             Retained          Foreign          Total
                                                      Common Stock           Earnings          Currency      Shareholders'
Years ended December 31, 1993, 1992 and 1991         Shares         Amount   (Deficit)        Translation       Equity
(In thousands, except share and per-share data)
Balance December 31, 1990                            10,894,357     $170,131  ($23,399)        $529          $147,261
Net income                                                    -            -     5,623            -             5,623
Cash dividends declared ($.24 per share)                      -            -    (2,615)           -            (2,615)
Foreign currency translation adjustment                       -            -         -          (46)              (46)
Balance December 31, 1991                            10,894,357      170,131   (20,391)         483           150,223

Net income                                                    -            -    15,312            -            15,312
Cash dividends declared ($.24 per share)                      -            -    (2,616)           -            (2,616)
Issued upon exercise of SARs                                 44            -         -            -                 -
Foreign currency translation adjustment                       -            -         -         (522)             (522)
Balance December 31, 1992                            10,894,401      170,131    (7,695)         (39)          162,397

Net income                                                    -            -     9,542            -             9,542
Cash dividends declared ($.24 per share)                      -            -    (2,616)           -            (2,616)
Issued upon exercise of SARs                                503            9         -            -                 9
Foreign currency translation adjustment                       -            -         -         (244)             (244)
Balance December 31, 1993                            10,894,904     $170,140     ($769)       ($283)         $169,088

See accompanying notes to financial statements.

(table page 31)

CONSOLIDATED STATEMENTS OF CASH FLOWS
Tredegar Industries, Inc., and Subsidiaries

Years Ended December 31                    1993         1992        1991
(In thousands)

Cash flows from operating activities:
Continuing operations:
Income from continuing operations        $ 3,723      $   9,517    $  2,519
Adjustments for noncash items:
Depreciation                              23,117         21,963      24,089
Amortization of intangibles                2,706            914       1,113
Write-off of goodwill and
intangibles                                    -          1,576           -
Deferred income taxes                     (1,418)           (98)      1,099
Accrued pension income and
postretirement benefits                     (621)        (1,086)     (1,447)
Loss (gain) on divestitures and
sale of businesses                         1,815              -      (2,820)
 Gain on sale of investments              (2,263)        (1,092)          -
Changes in assets and liabilities,
 net of effects from acquisitions:
  Accounts and notes receivable           (7,194)           723      10,337
  Inventories                             (2,480)           113       6,424
  Prepaid expenses                         3,347         (1,609)      3,556
  Accounts payable and accrued
    expenses                              (1,701)         1,602      (7,273)
  Other, net                              (1,435)        (1,595)     (2,671)
  Net cash provided by continuing
    operating activities                  17,596         30,928      34,926
  Net cash used for extraordinary item    (1,115)             -           -
  Net cash provided by discontinued
    operating activities                   4,318            536       6,579

  Net cash provided by
   operating activities                   20,799         31,464      41,505

Cash flows from investing activities:
  Continuing operations:
Capital expenditures                    (16,480)        (20,705)    (21,360)
Acquisitions (net of $398, $294 and
 $1,898 cash acquired in 1993,
  1992 and 1991, respectively)           (5,099)        (15,922)    (23,254)
Investments                                (600)         (1,700)     (2,400)
Proceeds from sales of investments        5,263           1,992           -
Property disposals                        3,373           4,025       2,220
Proceeds from sales of businesses             -           3,167       9,123
Other, net                                 (613)           (661)        (68)
Net cash used in investing
activities
of continuing operations                (14,156)        (29,804)    (35,739)
Discontinued operations:
 Capital expenditures                      (417)           (341)     (5,233)
 Property disposals                       1,711             152         248
Net cash provided by (used
in) investing activities of
 discontinued operations                  1,294            (189)     (4,985)

Net cash used in investing
activities                              (12,862)        (29,993)    (40,724)

Cash flows from financing activities:
Dividends paid                           (3,270)         (2,616)     (2,615)
Net (decrease) increase in borrowings    (4,500)          1,500           -
Other, net                                 (167)           (855)         44

Net cash used in financing
activities                               (7,937)         (1,971)     (2,571)

Decrease in cash and cash equivalents         -            (500)     (1,790)
Cash and cash equivalents at
 beginning of year                            -             500       2,290

Cash and cash equivalents at
 end of year                             $    -       $       -     $   500

Supplemental cash flow information:
Interest payments (net of amount
capitalized)                             $ 8,332      $   6,331     $8,333

Income tax payments (refunds), net       $ 6,673      $   8,051    ($2,489)

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
Tredegar Industries, Inc., and Subsidiaries
(Dollars in thousands, except per-share amounts)

1. Summary of Significant Accounting Policies
Organization and Operations. Tredegar Industries, Inc., and subsidiaries ("Tredegar") became an independent company on July 10, 1989, when Ethyl Corporation ("Ethyl") spun off its plastics, aluminum and energy businesses.

During 1993, Tredegar acquired Polestar Plastics, Inc., a custom molder of precision plastic parts for the medical and electronics markets. During 1992, Tredegar acquired APPX Software, Inc. (formerly Kennedy & Company) (software), Folium Plasticos Especiais (plastic film) and Fielden Engineers, Ltd. (materials handling). These acquisitions were accounted for using the purchase method; accordingly, the assets and liabilities of the acquired entities have been recorded at their estimated fair value at the date of acquisition. The excess of the purchase price over the estimated fair value of the identifiable net assets acquired is being amortized on a straight-line basis over periods from 7 to 15 years. The operating results of entities acquired have been included in the Consolidated Statements of Income since the date of acquisition.

Basis of Presentation and Principles of Consolidation. The consolidated financial statements include accounts and operations of Tredegar and all of its subsidiaries. Intercompany accounts and transactions within Tredegar have been eliminated. Certain previously reported amounts have been reclassified to conform to the 1993 presentation.

Cash Equivalents. Cash equivalents consist of cash in excess of daily operating requirements invested in marketable securities with maturities of three months or less.

Inventories. Inventories are stated at the lower of cost or market, with cost principally determined on the last-in, first-out ("LIFO") basis. Other inventories are stated on either the weighted average cost or the first-in, first-out basis. Cost elements included in work-in-process and finished goods inventories are raw materials, direct labor and manufacturing overhead.

Property, Plant and Equipment. Accounts include costs of assets constructed or purchased, related delivery and installation costs and interest incurred on significant capital projects during their construction periods. Expenditures for renewals and betterments also are capitalized, but expenditures for repairs and maintenance are expensed as incurred. The cost and accumulated depreciation applicable to assets retired or sold are removed from the respective accounts, and gains or losses thereon are included in income.

Property, plant and equipment includes capitalization of interest incurred on capital projects of $320, $607 and $813 in 1993, 1992 and 1991, respectively.

Depreciation is computed primarily by the straight-line method based on the estimated useful lives of the assets. Depletion of coal mineral rights and development costs are computed by the unit-of-production method based on estimated proven recoverable reserves.

Tredegar follows the successful efforts method of accounting for its oil and gas exploration and production activities whereby (i) geological and geophysical costs are expensed as incurred, and (ii) exploratory drilling costs that result in the discovery of proved reserves and development costs, including development of dry holes, are capitalized. Depletion of producing oil and gas properties is computed by the unit-of-production method based on an estimate of proved recoverable oil and gas reserves. Leasehold costs of unproved properties are capitalized and amortized on a composite basis at rates based on past experience and average lease life.

Goodwill and Other Intangibles. Goodwill acquired prior to November 1, 1970 ($19,879), is not being amortized. Goodwill acquired subsequently ($19,764, $19,946 and $18,043 at December 31, 1993, 1992 and 1991, respectively, net of accumulated amortization), is amortized on a straight-line basis over periods from 7 to 40 years. Other intangibles ($6,086, $4,752 and $519 at December 31, 1993, 1992 and 1991, respectively, net of accumulated amortization), consisting primarily of proprietary software technology acquired and the cost of certain non-competition agreements, are being amortized on a straight-line basis over periods from 5 to 7 years.

Pension Plans. Annual costs of pension plans are determined actuarially in compliance with Statement of Financial Accounting
Standards ("SFAS") No. 87, "Employers Accounting for Pensions."
Tredegar's policy is to fund its pension plans at amounts not less than the minimum requirements of the Employee Retirement Income
Security Act of 1974.

Postretirement Benefits Other Than Pensions. Effective January 1, 1993, Tredegar adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS No. 106 requires recognition of the cost of postretirement benefits during the employees' service periods. Previously, such expenses were accounted for on a cash basis. Tredegar elected to immediately recognize the liability for prior years' service as the cumulative effect of a change in accounting principle. Accordingly, in the first quarter of 1993 Tredegar recorded an unfunded, accumulated postretirement benefit obligation of $6,695 and a noncurrent, deferred income tax benefit of $2,545, resulting in an after-tax charge of $4,150. Tredegar's current policy is to fund related benefits when claims are incurred.

Postemployment Benefits. Tredegar periodically provides certain postemployment benefits purely on a discretionary basis. Accordingly, under SFAS No.
112, "Employers Accounting for Postemployment Benefits," related costs for these programs are accrued when it is probable that such benefits will be paid. All other postemployment benefits are either accrued under current benefit plans or are not material to Tredegar's financial position or results of operations.

Income Taxes. Effective January 1, 1993, Tredegar adopted SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires the asset and liability method of accounting for deferred income taxes, whereby enacted statutory tax rates are applied to the differences between the financial reporting and tax bases of assets and liabilities. The cumulative effect of this change in accounting principle was a reduction in deferred income taxes and a corresponding increase in net income of $4,300 in the first quarter of 1993. Deferred income taxes were determined under Accounting Principles Board Opinion No. 11 prior to 1993.

Deferred income taxes arise from temporary differences between financial and income tax reporting of various items, principally depreciation and accruals for employee benefits, divestitures, plant shutdowns and environmental remediation.

Software Development Costs. Tredegar, through APPX
Software, a wholly owned subsidiary, is involved in the development and sale of computer software. Software development costs are accounted for in accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed." This statement requires that all costs incurred to establish the technological feasibility of a computer software product to be sold, leased or otherwise marketed be considered research and development costs. Such costs are expensed as incurred. Once technological feasibility is established, all software development and production costs are capitalized and subsequently reported at the lower of unamortized cost or net realizable value. Capitalization is discontinued once software is available for sale or lease.

Capitalized costs are amortized based on current and anticipated future revenues for each product over periods not exceeding 5 years, with an annual minimum equal to the straight-line amortization over the estimated remaining life of the product.

Capitalized software costs are included in "Other assets and deferred charges" and totaled $433 and $561 at December 31, 1993 and 1992, respectively.

Earnings Per Share. Earnings per share is computed using the weighted average number of shares of common stock outstanding during the period. For the periods presented, stock options have an immaterial dilutive effect. The number of shares used in computing earnings per share were 10,894,802, 10,894,370 and 10,894,357 in 1993, 1992 and 1991, respectively.

2. Discontinued Operations
In November 1993, Tredegar announced that it is pursuing the sale of its coal subsidiary, The Elk Horn Coal Corporation ("Elk Horn"). Assuming Elk Horn can be sold on terms agreeable to Tredegar, the sale is expected to be completed by mid-1994, and a gain is expected to be recognized. In addition, on February 4, 1994, Tredegar sold its remaining oil and gas properties for approximately $8,000. This transaction resulted in a gain of approximately $6,100 ($3,900 after income taxes), which will be recognized in 1994. As a result of the potential sale of Elk Horn and the sale of Tredegar's remaining oil and gas properties, the Energy segment is being reported as discontinued operations. Accordingly, information about results of operations, financial condition, cash flows and industry segments has been reclassified where appropriate.

Results from continuing operations are not indicative of future performance because they exclude income that would be generated from reinvestment of divestiture proceeds. Tredegar expects to use these proceeds to repay outstanding borrowings under its revolving credit agreement, with remaining proceeds invested until opportunities, in existing businesses or elsewhere, are identified.

The combined statements of income and net assets of the discontinued Energy segment are presented below:

Combined Statements of Income
Discontinued Energy Segment (Unaudited)

Years Ended December 31                        1993       1992       1991

Revenues:
   Net sales                                  $33,431    $32,859    $34,283
   Other expenses, net                            (13)        (2)        (8)
    Total                                      33,418     32,857     34,275

Costs and expenses:
   Cost of goods sold                          20,381     19,355     25,276
   Selling, general &
    administrative                              3,424      3,253      3,333
   Interest allocated                             653        661        785
   Unusual items                               (1,424)         -          -
    Total                                      23,034     23,269     29,394
Income from discontinued operations
     before income taxes                       10,384      9,588      4,881
Income taxes                                    3,600      3,793      1,777
Income from
     discontinued operations                  $ 6,784    $ 5,795    $ 3,104


Combined Statement of Net Assets
Discontinued Energy Segment (Unaudited)
December 31                                     1993         1992

Current assets:
 Accounts and notes receivable                $ 6,173      $ 6,910
      Inventories                               6,695        3,763
     Total current assets                      12,868       10,673

Property, plant and equipment:
      Land and land improvements                2,477        2,428
      Buildings                                   471          470
      Machinery and equipment                     930          982
      Coal lands                               29,502       22,846
      Oil and gas properties                    8,782        9,152
     Total property, plant & equipment         42,162       35,878
      Less accumulated depreciation and
       depletion                               12,958       12,750
      Net property, plant and equipment        29,204       23,128
Deferred income taxes                               -        1,499
Other assets and deferred charges                 184          158
     Total assets                              42,256       35,458

Current liabilities:
      Accounts payable                          1,653        2,259
      Accrued expenses                          3,308        2,640
     Total current liabilities                  4,961        4,899
Deferred income taxes                           5,434            -
Other noncurrent liabilities                      885          755
     Total liabilities                         11,280        5,654
Net assets of discontinued operations         $30,976      $29,804

Transactions between Tredegar and the Energy segment are reflected in the combined financial statements as though they are settled immediately and there are no amounts due to or from Tredegar at the end of any period. All of the Energy segment's full-time employees participate in Tredegar's noncontributory defined benefit plan for salaried employees. These employees also participate in Tredegar's welfare (medical, life and disability) and savings plans. Accordingly, related costs have been allocated to discontinued operations. Interest expense was allocated to discontinued operations based upon the ratio of the Energy segment's capital employed (net assets) to Tredegar's consolidated capital employed.

For federal income tax purposes, results of the Energy segment's operations have been included in Tredegar's consolidated tax return. The Energy segment's provision for income taxes represents its allocated share of Tredegar's income tax expense. The allocated share approximates income tax expense that would have been incurred had the Energy segment (i) filed a separate consolidated tax return, and (ii) separately computed income taxes in accordance with SFAS No. 109 in 1993 and Accounting Principles Board Opinion No. 11 prior to 1993.

Unusual items totaling $1,424 in 1993 include gains on the sale of certain oil and gas properties. The significant changes in coal lands and deferred income taxes from December 31, 1992 to December 31, 1993, were due to the write-up of coal lands to their pretax amount in accordance with SFAS No. 109.

Under a new law (the Coal Industry Retiree Health Benefit Act of 1992) (the "Act"), assigned operators (former employers) are responsible for a portion of the funding of medical and death benefits of certain retired miners and dependents of the United Mine Workers of America. Elk Horn was notified in October 1993 that it is responsible for 57 retirees and 143 dependents under the Act. In accordance with applicable pronouncements, premiums of $371 have been charged to Elk Horn's operating results in 1993. Based upon an actuarial valuation, Tredegar estimates that the present value of the unfunded obligation amounts to approximately $6,000 ($3,720 after income taxes). Should Tredegar sell Elk Horn and retain the obligations under the Act, the expected gain will be reduced accordingly.

3. Industry Segments
See pages 19 to 24 for net sales, operating profit, identifiable assets and related information about Tredegar's industry segments that are presented for the years 1989-1993. The discussion of segment information is unaudited.

4. Accounts and Notes Receivable
Accounts and notes receivable consist of:

December 31                                          1993        1992

Trade, less allowance for doubtful accounts
and sales returns of $3,216 and $3,291
in 1993 and 1992                                   $69,051     $61,213
Other                                                1,122         924
Total                                              $70,173     $62,137



5. Inventories
Inventories consist of the following:

December 31                                          1993        1992

Finished goods                                     $ 5,735     $ 4,699
Work-in-process                                      5,298       4,380
Raw materials                                       15,497      15,132
Stores, supplies and other                           7,681       7,147
 Total                                             $34,211     $31,358

Inventories stated on the LIFO basis amounted to $15,044 and $15,748 at December 31, 1993 and1992, respectively, which are below replacement costs by approximately $10,590 and $10,564, respectively.


6. Net Assets Held For Sale
Included in "Other assets and deferred charges" are net assets held for sale, primarily land and buildings related to closed facilities, totaling $3,605 and $2,609 as of December 31, 1993 and 1992, respectively. Such assets are stated at estimated net realizable value and are expected to be sold over the next 1 to 2 years. At December 31, 1992, current assets included net assets held for sale totaling $1,721, which were sold during 1993.

7. Investments
On February 15, 1991, Tredegar, through a subsidiary, entered into a Stock and
Warrant Purchase Agreement (the "Agreement") with    Emisphere Technologies,
Inc. ("Emisphere"), a pharmaceutical research and development organization that is developing an oral delivery system for drugs currently administered by injection. Pursuant to the Agreement, during 1991 and 1992, Tredegar purchased 428,571 unregistered shares of Emisphere common stock for $7 per share. Tredegar also purchased 112,500 registered shares of Emisphere common stock for $8 per share in 1991. In total, Tredegar acquired 541,071 shares of Emisphere's common stock for $3,900.

In 1992, Tredegar sold its 112,500 registered shares for $1,992 and recognized a pretax gain of $1,092 ($680 after income taxes). In 1993, Tredegar sold its remaining 428,571 shares for $5,263 and recognized a pretax gain of $2,263 ($1,410 after income taxes). In total, Tredegar received $7,255 for its $3,900 investment in Emisphere common stock, resulting in a pretax gain of $3,355 ($2,090 after income taxes).

As of December 31, 1993, Tredegar, through a subsidiary, owned 5% of a venture capital limited partnership. Tredegar's total capital commitment is $2,000, with $800 invested as of December 31, 1993. Additional contributions of $1,200 are expected to be made over the next two years but will not exceed $667 in any 12-month period.

8. Goodwill and Other Intangibles
Goodwill and other intangibles, and the related accumulated amortization, are as follows:

December 31                              1993       1992

Goodwill and other intangibles         $60,185     $53,135
Additions                                3,858       8,626
Write-offs & disposals                       -      (1,576)
Subtotal                                64,043      60,185
Accumulated amortization               (18,314)    (15,608)
Net                                    $45,729     $44,577

9.      Accrued Expenses
Accrued expenses consist of the following:

December 31                                      1993         1992
Workmen's compensation and disabilities        $ 6,094       $ 5,597
Payrolls, related taxes and medical and
 other benefits                                  6,036         7,098
Vacation                                         5,298         5,332
Environmental                                    4,293         5,909
Divestitures                                     2,709         5,812
Other                                           10,950        10,848
Total                                          $35,380       $40,596

10.     Debt and Credit Agreements
Long-term debt consists of:
December 31                                      1993         1992

Borrowings under short-term variable-
 rate credit arrangements                      $ 6,000      $ 6,500
Variable-rate revolving loan due in 1996        20,000       24,000
Variable-rate term loan due in 1997             35,000       35,000
7.2% note to institutional lender due
 in 2003                                        35,000            -
8.6% note to institutional lender                    -       35,000
Other                                            1,000        1,000
Total                                          $97,000     $101,500

At December 31, 1993 and 1992, $6,000 and $6,500, respectively, were borrowed under short-term credit arrangements at average interest rates of 3.8% and 5.1%, respectively. The balances outstanding in each year were classified as long-term debt in accordance with Tredegar's intention and ability to refinance such obligations on a long-term basis.

On June 16, 1993, Tredegar paid a $1,800 ($1,115 after income taxes) prepayment premium to an institutional lender to refinance its $35,000, 8.6% fixed-rate debt that was due in September 1994. The new note carries a fixed rate of 7.2% and matures in June 2003. Annual principal payments of $5,000 will begin in 1997. Tredegar estimates that the carrying value of its fixed-rate note approximated its fair value at December 31, 1993.

During the third quarter of 1993, Tredegar's variable-rate revolving credit agreement was amended to increase the maximum debt allowed under such agreement from $150,000 to $180,000. The maturity date under the agreement was extended by one year to June 16, 1996. The agreement provides for a commitment fee of .375% on the unused amount. The agreement also provides for extensions of the maturity date in one-year increments. The interest rate on the revolving loan was 4% and 4.4% at December 31, 1993 and 1992, respectively.

During 1992, Tredegar borrowed $35,000 under a variable-rate term loan due on June 7, 1997. The interest rate on the term loan was 4.4% and 4.9% at December 31, 1993 and 1992, respectively.

The weighted average interest rate on all variable-rate loans outstanding during the year was 4.2% in 1993, compared with 4.9% in 1992.

Tredegar's loan agreements contain restrictions, among others, on the payment of cash dividends. At December 31, 1993, $37,415 was available for cash dividend payments.

11. Shareholder Rights Agreement
Pursuant to a Rights Agreement dated as of June 15, 1989 (as amended), between Tredegar and American Stock Transfer and Trust Company as Rights Agent (the "Rights Agreement"), one Right is attendant to each share of Tredegar common stock. Each Right entitles the registered holder to purchase from Tredegar one one-hundredth of a share of Participating Cumulative Preferred Stock, Series A (the "Preferred Stock"), at an exercise price of $50 (the "Purchase Price"). The Rights will become exercisable, if not earlier redeemed, only if a person or group acquires 10% or more of the outstanding shares of Tredegar common stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 10% or more of Tredegar common stock. Any action by a person who, together with his associates and affiliates, owned 10% or more of the outstanding shares of Tredegar common stock on July 10, 1989, cannot cause the Rights to become exercisable.

Each holder of a Right, upon the occurrence of certain events, will become entitled to receive, upon exercise and payment of the Purchase Price, Preferred Stock (or in certain circumstances, cash, property or other securities of Tredegar or a potential acquirer) having a value equal to twice the amount of the Purchase Price.

The Rights will expire on June 30, 1999.

12. Stock Option Plans
Tredegar has two stock option plans whereby stock options may be granted to purchase a specified number of shares of Tredegar common stock at a price not less than the fair market value on the date of grant and for a term not to exceed 10 years. In addition to the stock options, recipients may also be granted stock appreciation rights ("SARs") and restricted stock.

Activity for 1991-1993 is shown at the bottom of this page.
At December 31, 1993 and 1992, options to purchase 452,352 and 247,473 shares, respectively, were exercisable and 752,900 and 761,900 shares, respectively, were available for grant.

Stock Option Plan Information              Number of Shares                      Option Price
                                          Options      SARs              Per Share           Aggregate
Outstanding at December 31, 1990          351,100     351,100            $16.7045             $5,865
Lapsed in 1991                            (47,600)    (47,600)           $16.7045               (795)
Outstanding at December 31, 1991          303,500     303,500            $16.7045              5,070
Granted in 1992                           210,000     192,000            $12.125 to $17.00     2,627
Lapsed in 1992                            (25,400)    (25,400)           $16.7045               (424)
SARs exercised in 1992                     (1,500)     (1,500)           $16.7045                (25)
Outstanding at December 31, 1992          486,600     468,600            $12.125 to $17.00     7,248
Granted in 1993                            20,000           -            $12.875                 258
Lapsed in 1993                            (11,000)    (11,000)           $16.7045               (184)
SARs exercised in 1993                     (6,000)     (6,000)           $12.125 to $16.7045     (89)
Outstanding at December 31, 1993          489,600     451,600            $12.125 to $17.00    $7,233


13. Rental Expense and Contractual Commitments
Rental expense was $2,936, $2,026 and $1,539 for 1993, 1992 and 1991,
respectively. Rental commitments under all noncancelable operating leases as of December 31, 1993, are as follows:

                              1994      $  2,883
                              1995         2,535
                              1996         1,930
                              1997         1,112
                              1998           974
                         Remainder         2,475
                         Total           $11,909

Contractual obligations for plant construction and purchases of real property and equipment amounted to approximately $2,029 and $2,062 at December 31, 1993 and 1992, respectively.

14. Retirement Plans & Other Postretirement Benefits
Tredegar has noncontributory defined benefit plans covering most employees. The plans for salaried and hourly employees currently in effect are based on a formula using the participant's years of service and compensation or using the participant's years of service and a dollar amount. Plan assets consist principally of common stock and U.S. government and corporate obligations.

The components of net pension income for Tredegar's plans for 1993, 1992 and 1991 are as follows:

                                          1993         1992        1991

Return on plan assets:
Actual return                           $18,557       $7,509     $18,000
Expected return greater
 (lower) than actual                     (8,097)       2,327      (8,191)
Expected return                          10,460        9,836       9,809
Amortization of transition asset          1,231        1,231       1,235
Service cost (benefits earned
 during the year)                        (3,072)      (3,139)     (2,953)
Interest cost on projected
  benefit obligation                     (6,515)      (6,104)     (5,685)
Amortization of prior service costs        (805)        (738)       (729)
Curtailment loss recognized                   -            -        (230)
Net pension income                      $ 1,299      $ 1,086     $ 1,447

The following table presents a reconciliation of the funded status of Tredegar's pension plans at December 31, 1993, 1992 and 1991, to prepaid pension expense:

                                         1993         1992         1991

Plan assets at fair value              $130,603     $116,587     $111,714
Actuarial present value
  of benefit obligations:
Accumulated benefit obligation
 (including vested benefits of
  $85,828, $65,400 and
  $60,437, respectively)                (89,221)     (68,469)     (63,868)
Projected compensation
 increase                               (11,225)     (15,209)     (15,470)
Projected benefit obligation           (100,446)     (83,678)     (79,338)
Plan assets in excess of projected
 benefit obligation                      30,157       32,909       32,376
Unrecognized net gain                   (11,736)     (14,475)     (15,508)
Unrecognized transition asset
 being amortized principally
 over 16 years                           (6,687)      (7,918)      (9,149)
Unrecognized prior service costs
 being amortized                          5,464        5,631        6,273
Prepaid pension expense                 $17,198      $16,147      $13,992

Prepaid pension expense of $17,198 and $16,147 is included in "Other assets and deferred charges" in the consolidated balance sheets at December 31, 1993 and 1992, respectively.

Net pension income and plan obligations are calculated using assumptions of discount rates on projected benefit obligations, rates of projected increases in compensation, and expected rates of return on plan assets. The discount rate on projected benefit obligations was assumed to be 7% at December 31, 1993, and 8% at December 31, 1992 and 1991. The rate of projected compensation increase was assumed to be 5% at December 31, 1993, and 5.5% at December 31, 1992 and 1991. The expected long-term rate of return on plan assets was assumed to be 9% each year. Net pension income is determined using assumptions as of the beginning of each year. Funded status is determined using assumptions as of the end of each year.

In December 1993, Tredegar established a non-qualified supplemental pension plan covering certain employees. The plan is designed to restore all or a part of the pension benefits that would have been payable to designated participants from Tredegar's principal pension plans if it were not for limitations imposed by income tax regulations. The projected benefit obligation relating to this unfunded plan ($612 at December 31, 1993) is being amortized over the average remaining working life of participants in the plan (approximately $100 annually).

In addition to providing pension benefits, Tredegar provides postretirement life insurance and health care benefits for certain groups of employees. Tredegar and retirees share in the cost of postretirement health care benefits, with employees retiring after July 1, 1993, receiving a fixed subsidy from Tredegar to cover a portion of their health care premiums. Effective January 1, 1993, Tredegar adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (see Note 1 on page 32). In accordance with the new standard, prior years' financial statements have not been restated. Previously, such expenses were accounted for on a cash basis.

The components of net periodic postretirement benefit cost are as follows:

                                                    1993

Service cost (benefits earned during the year)      $186
Interest cost on accumulated postretirement
 benefit obligation                                  492
Net postretirement benefit cost                     $678

The following table presents a reconciliation of the funded status of Tredegar's postretirement life insurance and health care benefit plans at December 31, 1993 and January 1, 1993, to accrued postretirement benefit cost:

                                                  1993          1993

Plan assets at fair value                        $   -          $   -
Accumulated postretirement benefit
  obligation (APBO):
Retirees                                        (3,001)        (3,411)
Other fully eligible participants               (2,408)        (1,749)
Other active participants                       (1,755)        (1,535)
Total APBO                                      (7,164)        (6,695)
APBO in excess of plan assets                   (7,164)        (6,695)
Unrecognized gain                                  (52)             -
Accrued postretirement benefit cost            ($7,216)       ($6,695)

Accrued postretirement benefit cost of $7,216 is included in "Other noncurrent liabilities" in the consolidated balance sheet at December 31, 1993.

The discount rate used in determining the accumulated postretirement benefit obligation was 7% at December 31, 1993, and 8% at January 1, 1993. The rate of annual pay increase for life insurance benefits was assumed to be 5% at December 31, 1993, and 5.5% at January 1, 1993. A 14% and 11.2% annual rate of increase in the per-capita cost of covered health care benefits was assumed at December 31, 1993, for the indemnity and managed care plans, respectively. A 15% and 12% annual rate of increase in the per-capita cost of covered health care benefits was assumed at January 1, 1993, for the indemnity and managed care plans, respectively. The rates were assumed to decrease gradually to 6% and 5%, respectively, in year 2002 and remain at that level thereafter. Net postretirement benefit cost is determined using assumptions as of the beginning of each year. Funded status is determined using assumptions as of the end of each year.

If the health care cost trend rate assumptions were changed by 1%, the accumulated postretirement benefit obligation as of December 31, 1993, would be changed by approximately $25. The effect of this change on the sum of the service cost and interest cost components of net periodic postretirement benefit cost for 1993 would be immaterial.


15. Savings Plan
Tredegar has a savings plan whereby eligible employees may voluntarily contribute a percentage of their compensation. Under the provisions of the plan, Tredegar matches a portion of the employee's contribution to the plan with shares of Tredegar common stock. Contributions accrued by Tredegar in 1993, 1992 and 1991, amounted to $2,146, $1,818 and $2,121, respectively.


16. Income Taxes
Effective January 1, 1993, Tredegar adopted SFAS No. 109, "Accounting for Income Taxes," which requires use of the asset and liability method of accounting for deferred income taxes (see Note 1 on page 32). As permitted under the new standard, prior years' financial statements have not been restated. Deferred income taxes were determined under Accounting Principles Board Opinion No. 11 for years prior to 1993.

Income from continuing operations before income taxes and income taxes are as follows:

                                          1993          1992          1991

Income from continuing operations
  before income taxes:
Domestic                                 $4,460       $13,307        $3,252
Foreign                                   2,465         2,635           735
 Total                                   $6,925       $15,942        $3,987

Current income taxes:
Federal                                  $2,190       $ 5,423         ($621)
State                                       759           919           849
Foreign                                   1,671           181           141
 Total                                    4,620         6,523           369
Deferred income taxes:
Federal                                    (848)         (378)        1,520
State                                      (197)         (222)         (537)
Foreign                                    (721)          502           116
Adjustment for 1% increase in
 federal statutory rate                     348             -             -
Total                                    (1,418)          (98)        1,099
Total income taxes                       $3,202       $ 6,425        $1,468

The significant differences between the U.S. federal statutory rate and the effective income tax rate for continuing operations are as follows:

Percent of Income from Continuing
Operations Before Income Taxes

Years Ended December 31                   1993         1992         1991

Income tax expense at federal
  statutory rate                          35.0         34.0         34.0
State taxes, net of federal
 income tax benefit                        5.3          2.9          5.2
Foreign Sales Corporation                 (3.1)        (3.6)       (13.6)
Adjustment of deferred income
 taxes for 1% increase in
 federal statutory rate                    5.0            -            -
Research and development tax
 credit                                   (5.8)           -            -
Goodwill amortization                      5.1          1.0          3.8
Accelerated write-off of
 certain goodwill                            -          2.5            -
Other items, net                           4.7          3.5          7.4
Effective income tax rate                 46.2         40.3         36.8

Deferred income taxes result from temporary differences between financial and income tax reporting of various items. The source of these differences and the tax effects for continuing operations were as follows:
                                        1993         1992        1991

Depreciation                          ($2,002)      $1,176     ($1,461)
Divestitures, plant shutdowns
 and environmental accruals             1,229         (846)      2,992
Employee benefits                         309         (132)       (310)
Other items, net                         (954)        (296)       (122)
 Total                                ($1,418)        ($98)     $1,099

Deferred tax liabilities and deferred tax assets as of December 31, 1993 and January 1, 1993, reflecting the adoption of SFAS No. 106 and 109, are as follows:


                                             December 31,        January 1,
                                                1993                1993

Deferred tax liabilities:
Depreciation                                   $16,982             $18,984
Pensions                                         6,642               5,854
Other                                            2,442               3,776
Total deferred tax liabilities                  26,066              28,614

Deferred tax assets:
Employee benefits                                7,899               7,420
Environmental accruals                           1,697               2,174
Divestitures                                     1,279               2,031
Inventory                                        1,441               1,332
Allowance for doubtful accounts and
 sales returns                                   1,169               1,201
Alternative minimum tax credit
 carryforward                                      524                 732
Other                                              504                 601
Total deferred tax assets                       14,513              15,491
 Net deferred tax liability                    $11,553             $13,123

Included in the balance sheet at December 31,1993:

Noncurrent deferred tax liabilities
 in excess of assets                           $23,108
Current deferred tax assets in excess
 of liabilities                                 11,555
Net deferred tax liability                     $11,553

17. Unusual Items
In 1993, unusual items totaling $452 include estimated costs related to the planned disposal of a Film Products plant in Flemington, New Jersey ($1,815), and the reorganization of corporate functions ($900), partially offset by a gain on the sale of Tredegar's remaining investment in Emisphere ($2,263) (see Note 7 on page 35).

In 1992, unusual items totaling $90 include the accelerated write-off of certain goodwill associated with the restructuring of Molded Products ($1,182) partially offset by the gain on the sale of a portion of Tredegar's investment in Emisphere ($1,092) (see Note 7 on page 35).

In 1991, the decisions to close the Pomona, California, and LaGrange, Kentucky, Molded Products plants and to sell the Pittsfield, Massachusetts, tooling plant resulted in unusual charges to earnings totaling $4,412. Management's decision in 1991 to continue to operate Fiberlux resulted in a $2,797 reversal of the unusual charge accrued in 1990. In addition, a gain on the sale of the Molded Products beverage closure business of $894 is reflected in unusual items in 1991.

18. Contingencies
Tredegar is involved in various stages of investigation and clean up relating to environmental matters at certain of its plant locations. Where management has determined the nature and scope of any required environmental cleanup activity, estimates of cleanup costs have been obtained and accrued. As management continues its efforts to assure compliance with environmental laws and regulations, additional contingencies may be identified. If additional contingencies are identified, it is management's practice to determine the nature and scope of such contingencies, obtain and accrue the estimated cost of remediation, and begin remediation. While it is not possible to predict the course of ongoing environmental compliance activities, management does not currently believe that additional costs that could arise from such activities will have a material adverse effect on Tredegar's financial position; however, such costs could have a material adverse effect on quarterly or annual operating results when resolved in a future period.

Tredegar is involved in various other legal actions arising in the normal course of business. After taking into consideration legal counsels' evaluation of such actions, management believes that Tredegar has sufficiently accrued for possible losses and that these actions will not have a material adverse effect on Tredegar's financial position; however, the resolution of such actions in a future period could have a material adverse effect on quarterly or annual operating results at that time.

Tredegar Industries, Inc., is a diversified manufacturer of plastics and metal products. Tredegar also has interests in energy, computer software and rational drug design research.

Annual Meeting
The annual meeting of shareholders of Tredegar Industries, Inc., will be held on Thursday, May 26, 1994, beginning at 9:00 a.m. E.D.T. at the Atlanta Airport Hilton and Towers in Atlanta, Georgia. Formal notices of the annual meeting, proxies and proxy statements will be mailed to shareholders on or before March 31.

Corporate Headquarters
1100 Boulders Parkway
Richmond, Virginia 23225
804-330-1000

Number of Employees
Approximately 3,500

Counsel
Hunton & Williams
Richmond, Virginia

Independent Accountants
Coopers & Lybrand
Richmond, Virginia

Stock Listing
New York Stock Exchange
Ticker Symbol: TG

Transfer Agent and Registrar
American Stock Transfer & Trust Company
New York, New York

Inquiries
Inquiries concerning stock transfers, dividend reinvestment, consolidating accounts, changes of address, or lost or stolen stock certificates should be directed to:

American Stock Transfer & Trust Company
Shareholder Services Department
40 Wall Street - 46th Floor
New York, New York 10005
Telephone: 212-936-5100

All other inquiries should be directed to:
Tredegar Industries, Inc.
Corporate Communications Department
1100 Boulders Parkway
Richmond, Virginia 23225
Telephone: 804-330-1044

Dividend Information
During 1993 and 1992, the Board of Directors declared quarterly dividends of $.06 per share, or $.24 per share on an annual basis. All decisions with respect to payment of dividends will be made by the Tredegar Board of Directors based upon Tredegar's earnings, financial condition, anticipated cash needs and such other considerations as the Board deems relevant. See Note 10 of Notes to The Financial Statements on page 35 for details of restrictions on dividends.

Market Prices of Common Stock and Shareholder Data
The following table shows the reported high and low closing prices of Tredegar's common stock by quarter for the past two years.
                                  1993                 1992
                          High         Low       High        Low
First Quarter              18          15       14 1/2        10
Second Quarter             16 3/8      13       18 1/4        13 3/8
Third Quarter              13 7/8      12 1/2   18 5/8        13 5/8
Fourth Quarter             15 3/8      12 7/8   16 3/4        13 1/2

Tredegar has no preferred stock outstanding.
There were 10,895,611 shares of common stock held by 8,165 shareholders of record on January 31, 1994.

Plants, Facilities and Offices
Corporate Headquarters:
Richmond, Virginia

Tredegar Film Products:
Carbondale, Pennsylvania
Flemington, New Jersey
Fremont, California
LaGrange, Georgia
Manchester, Iowa
New Bern, North Carolina
Tacoma, Washington
Terre Haute, Indiana (2)
(plant and technical center)
Kerkrade, the Netherlands
Sao Paulo, Brazil

Molded Products:
Alsip, Illinois
Excelsior Springs, Missouri
South Grafton, Massachusetts
St. Petersburg, Florida (3)
(2 plants and technical center)
Phillipsburg, Pennsylvania
State College, Pennsylvania

Fiberlux:
Pawling, New York
Purchase, New York (headquarters)
South Bend, Indiana

Aluminum Extrusions:
Carthage, Tennessee
Kentland, Indiana
Newnan, Georgia

Brudi:
Ridgefield, Washington
Kelso, Washington
Adelaide, Australia
Halifax, United Kingdom

Elk Horn Coal:
Prestonsburg, Kentucky

APPX Software, Inc.:
Richmond, Virginia

Molecumetics, Ltd.:
Bellevue, Washington