Form 10-K405, Exhibit 13
period 1994-12-31
TREDEGAR INDUSTRIES INC
filed 1995-03-28
CIK 850429

FINANCIAL CONTENTS


FIVE-YEAR SUMMARY                                                            14

SEGMENT TABLES                                                               15

SHAREHOLDER VALUE                                                            17

RESULTS OF OPERATIONS                                                        18

FINANCIAL CONDITION                                                          21

BUSINESS SEGMENT REVIEW                                                      24

SELECTED QUARTERLY FINANCIAL DATA                                            27

NOTES TO FINANCIAL TABLES                                                    28

REPORT OF INDEPENDENT ACCOUNTANTS                                            29

MANAGEMENT'S REPORT ON THE FINANCIAL STATEMENTS                              29

CONSOLIDATED STATEMENTS OF INCOME                                            30

CONSOLIDATED BALANCE SHEETS                                                  31

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY                               32

CONSOLIDATED STATEMENTS OF CASH FLOWS                                        33

NOTES TO FINANCIAL STATEMENTS                                                34

SHAREHOLDER INFORMATION                                                      47

                                FINANCIAL REVIEW

                  TREDEGAR INDUSTRIES, INC., AND SUBSIDIARIES

                               FIVE-YEAR SUMMARY



Years Ended December 31                          1994            1993          1992           1991         1990
(In thousands, except per-share data)
RESULTS OF OPERATIONS (a):
Net sales                                    $502,208        $449,208      $445,229       $439,186     $505,884
Other (expense) income, net                      (296)           (387)          226            745          861
                                              501,912         448,821       445,455        439,931      506.745
Cost of goods sold                            419,823         379,286       370,652        373,429      450,843
Selling, general & administrative expenses     47,978          47,973        48,130         49,764       54,457
Research and development expenses               8,275           9,141         5,026          4,541        4,850
Interest expense (b)                            4,008           5,044         5,615          7,489        7,101
Unusual items                                  16,494(c)          452(d)         90(e)         721(f)    32,915(g)
                                              496,578         441,896       429,513        435,944      550,166
Income (loss) from continuing operations
 before income taxes                            5,334           6,925        15,942          3,987      (43,421)
Income taxes                                    3,917           3,202         6,425          1,468      (14,734)
Income (loss) from continuing
 operations (a)                                 1,417           3,723         9,517          2,519      (28,687)
Income from discontinued operations (h)        37,218           6,784         5,795          3,104        4,001
Net income (loss) before extraordinary
 item and cumulative effect of accounting
 changes                                       38,635          10,507        15,312          5,623      (24,686)
Extraordinary item - prepayment premium on
 extinguishment of debt (net of tax)                -          (1,115)            -              -            -
Cumulative effect of accounting changes             -             150             -              -            -
Net income (loss)                           $  38,635        $  9,542     $  15,312      $   5,623     ($24,686)

SHARE DATA:
Earnings (loss) per share:
 Continuing operations (a)                  $     .13        $    .34     $     .88      $     .24       ($2.54)
 Discontinued operations (h)                     3.60             .63           .53            .28          .35
 Before extraordinary item and cumulative
  effect of accounting changes                   3.73             .97          1.41            .52        (2.19)
 Net income (loss)                               3.73             .88          1.41            .52        (2.19)
Equity per share                                19.11           15.52         14.91          13.79        13.52
Cash dividends declared per share                 .24             .24           .24            .24          .24
Weighted average shares outstanding            10,349          10,895        10,894         10,894       11,296
Shares outstanding at end of period             8,992          10,895        10,894         10,894       10,894
Closing market price per share:
  High                                          18.63           18.00         18.63          10.75        15.75
  Low                                           14.00           12.50         10.00           6.38         7.00
  End of year                                    7.38           15.00         15.50          10.00         7.38
Total return to shareholders (i)                 17.4%          (1.7)%        57.4%          38.8%       (52.0)%

FINANCIAL POSITION AND OTHER DATA:
Total assets                                 $318,345       $353,383      $354,910       $335,415     $339,114
Working capital excluding cash and cash
 equivalents                                   53,087         62,064        56,365         60,341       70,890
Current ratio                                   1.9:1          2.1:1         2.0:1          2.1:1        2.2:1
Cash and cash equivalents                       9,036              -             -            500        2,290
Net assets of discontinued operations               -         30,976        29,804         24,356       22,846
Debt                                           38,000         97,000       101,500        100,000      100,000
Shareholders' equity                          171,878        169,088       162,397        150,223      147,261
Ending capital employed for continuing
 operations (j)                               200,842        235,112       234,093        225,367      222,125
Average capital employed for
 continuing operations (j)                    217,977        234,603       229,730        223,746      230,136
Unleveraged after-tax earnings from
 continuing operations (excluding special
  items) (a) (k)                               15,565          7,394        13,500          7,609          139
Return on average capital employed for
 continuing operations (excluding special
  items) (a) (l)                                  7.1%           3.2%          5.9%           3.4%          .1%
Net debt (debt less cash and cash
 equivalents) as a % of net capitalization       14.4%          36.5%         38.5%          39.8%        39.9%
Depreciation (continuing operations)           23,491         23,117        21,963         24,089       23,641
Amortization of intangibles (continuing
 operations)                                    1,354          2,706           914          1,113          764
Capital expenditures (continuing operations)   15,579         16,480        20,705         21,360       34,799
Acquisitions and other investments              1,400          5,699        17,622         25,654            -
Gross margin as % of net sales
 (continuing operations)                         16.4%          15.6%         16.8%          15.0%        10.9%
Effective income tax rate (continuing
 operations, excluding special items) (a)        38.3%          41.5%         37.5%          37.0%        21.1%

Refer to Notes to Financial Tables on page 28.

                               SEGMENT TABLES

                  Tredegar Industries, Inc., and Subsidiaries

                                   NET SALES

Segment                                          1994        1993        1992        1991         1990
(In thousands)
Plastics:
   Ongoing operations (m)                    $276,730    $255,524    $274,606    $281,613    $ 273,983
   Plants closed and businesses sold                -           -           -           -       10,717(n)
                                              276,730     255,524     274,606     281,613      284,700

Metal Products:
   Ongoing operations                         222,761     190,690     170,623     157,573      193,347
   Plants closed and businesses sold                -           -           -           -       27,837(n)
                                              222,761     190,690     170,623     157,573      221,184

Technology (o)                                  2,717       2,994           -           -            -

   Total (p)                                 $502,208    $449,208    $445,229    $439,186    $ 505,884

                               OPERATING PROFIT

Segment                                                  1994               1993           1992           1991         1990
(In thousands)
Plastics:
   Ongoing operations                                   $33,192            $22,649     $   27,749     $    23,638     $13,202
   Plants closed and businesses sold                          -                  -              -               -      (1,799)(n)
   Unusual items                                         (6,973)(c)         (1,815)(d)     (1,182)(e)        (721)(f)  (2,831)(g)
                                                         26,219             20,834         26,567          22,917       8,572

Metal Products:
   Ongoing operations                                    10,955              8,141          4,693          (2,377)     (1,713)
   Plants closed and businesses sold                          -                  -              -               -      (3,304)(n)
   Unusual items                                              -                  -              -               -     (30,084)(g)
                                                         10,955              8,141          4,693          (2,377)    (35,101)

Technology (o):
   Ongoing operations                                    (8,888)            (9,704)        (1,865)              -           -
   Unusual items                                         (9,521)(c)          2,263 (d)      1,092 (e)           -           -
                                                        (18,409)            (7,441)          (773)              -           -

Operating profit (loss)                                  18,765             21,534         30,487          20,540     (26,529)
Interest expense (b)                                      4,008              5,044          5,615           7,489       7,101
Corporate expenses, net                                   9,423              9,565(d)       8,930           9,064       9,791
Income (loss) from continuing operations before
   income taxes                                           5,334              6,925         15,942           3,987     (43,421)
Income taxes                                              3,917              3,202          6,425           1,468     (14,734)
Income (loss) from continuing operations (a)              1,417              3,723          9,517           2,519     (28,687)
Income from discontinued operations (h)                  37,218              6,784          5,795           3,104       4,001
Net income (loss) before extraordinary item and
   cumulative effect of accounting changes              $38,635         $   10,507     $   15,312      $    5,623    ($24,686)

Refer to Notes to Financial Tables on page 28.



                              IDENTIFIABLE ASSETS

Segment                                       1994        1993        1992        1991        1990
(In thousands)
Plastics                                  $164,242    $171,070    $170,066    $162,762    $176,282
Metal Products                             119,944     120,454     122,109     121,416     116,391
Technology (o)                               7,316      15,247      16,856       3,334         750
Identifiable assets                        291,502     306,771     309,031     287,512     293,423
Net assets held for sale (q)                 5,018       3,605       4,330      13,600      13,908
General corporate                           21,825      12,031      11,745       9,947       8,937
Net assets of discontinued
 operations (h)                                  -      30,976      29,804      24,356      22,846
  Total                                   $318,345    $353,383    $354,910    $335,415    $339,114



                          DEPRECIATION AND AMORTIZATION

Segment                    1994       1993       1992       1991       1990
(In thousands)
Plastics                $15,697    $15,315    $13,996    $15,682    $13,602
Metal Products            7,285      7,512      8,178      8,831     10,236
Technology (o)            1,293      2,311          -          -          -
  Subtotal               24,275     25,138     22,174     24,513     23,838
General corporate           570        685        703        689        567
  Total                 $24,845    $25,823    $22,877    $25,202    $24,405



                              CAPITAL EXPENDITURES

Segment                             1994       1993       1992       1991       1990
(In thousands)
Plastics                           $10,114    $ 9,810    $15,655    $12,952    $24,145
Metal Products                       4,997      2,386      3,320      7,985      9,509
Technology (o)                         277      1,844      1,414          -          -
  Subtotal                          15,388     14,040     20,389     20,937     33,654
General corporate                      191      2,440        316        423      1,145
  Total capital expenditures        15,579     16,480     20,705     21,360     34,799
Acquisitions and other
 investments                         1,400      5,699     17,622     25,654          -
  Total capital expenditures,
   acquisitions and investments    $16,979    $22,179    $38,327    $47,014    $34,799

Refer to Notes to Financial Tables on page 28.


                               SHAREHOLDER VALUE



     Tredegar's primary objective is to enhance shareholder value. The ultimate measure of value creation is total return on common stock. During 1994, the total return on Tredegar's common stock was 17.4%. This compares favorably to the negative total return for the S&P SmallCap 600(R) Index in which Tredegar is included.

     Key operational value drivers affecting total return include sales growth rate, operating profit margin, income tax rate and fixed and working capital investment. Tredegar attributes its favorable total return in 1994 primarily to an increase in profits and cash flow in Film Products and Aluminum Extrusions, and the positive reaction of its stock price to the "Dutch auction" tender offer and subsequent share repurchases (see Shareholders' Equity on page 22). The strong performance of our core businesses was partially offset by operating losses in the Technology segment and disappointing performance in Molded Products.

     Tredegar's value creation efforts also link pay to performance, primarily through the issuance of bonuses and stock options. The charts on this page depict the relationship between CEO pay, incentives and selected performance measures. Additional information on compensation paid to Mr. Gottwald is included in Tredegar's 1995 proxy statement.

     In addition to cash compensation, Mr. Gottwald was granted the following stock options:

                                         Per Share
        Year    Number of Options      Exercise Price

        1989         31,900               $16.7045
        1992         30,000               $12.1250
        1994         22,500               $15.1250
                     15,000               $24.0000

     The per-share exercise price of the stock options was at least equal to the market price of Tredegar common stock on the date of grant.

                           RESULTS OF OPERATIONS




                                  1994 SUMMARY

     Tredegar's 1994 earnings increased significantly over 1993 due to divestiture-related gains and strong results in the company's core plastics and aluminum businesses. Net income was $38.6 million or $3.73 per share versus $9.5 million or 88 cents per share in 1993.

     In the third quarter,Tredegar divested its Elk Horn Coal subsidiary for $71 million, realizing an after-tax gain of $25.7 million. Earlier in the year, Tredegar sold its remaining oil and gas properties for $8 million, realizing an after-tax gain of $3.9 million. Tredegar used the proceeds from these transactions to repay debt and purchase shares of its common stock. The Elk Horn divestiture completed Tredegar's exit from its energy businesses. The Energy segment is being reported as discontinued operations. Details regarding these divestitures, including combined financial statements for discontinued operations, are presented in Note 2 on page 36.

     The following analysis refers to Tredegar's continuing operations.

     Net income from continuing operations in 1994 was $1.4 million or 13 cents per share, compared with $3.7 million or 34 cents per share in 1993. Results for 1994 and 1993 include several special items that affect comparability between periods.

      Excluding special items, net income from continuing operations was $13.5 million or $1.30 per share, up significantly from $4.3 million or 39 cents per share in 1993. The increase was due primarily to higher volumes in Film Products and Aluminum Extrusions.


                                 SPECIAL ITEMS

     Special charges affecting continuing operations in 1994 totaled $16.5 million ($12.1 million after income taxes) and included:

(bullet) a third-quarter charge of $4.9 million ($3.1 million after taxes) for the write-off of certain Molded Products goodwill

(bullet) a third-quarter charge of $2.1 million ($1.3 million after taxes) for the planned shutdown of a Molded Products plant in Alsip, Illinois

(bullet) a first-quarter charge of $9.5 million ($7.6 million after taxes) for the write-off of goodwill and other intangibles in APPX Software

     The goodwill write-off in Molded Products resulted from continued disappointing results in certain lines of business. The plant closing relates to a planned transfer of business to a new Molded Products facility in Graham, North Carolina, as well as other Molded Products facilities, in an effort to reduce costs while improving service to customers in the Eastern United States.

     The write-off in APPX Software is the result of management's determination that income generated by the acquired products will not be sufficient to recover the unamortized costs associated with the intangible software assets purchased by Tredegar in December 1992. In addition, on January 31, 1995, APPX Software announced a restructuring aimed at eliminating its operating losses, which were $4.7 million ($3.1 million after income tax benefits or 30 cents per share) in 1994. While new product development activities will be curtailed, APPX Software intends to continue to sell, maintain and support existing products. In connection with the restructuring,Tredegar expects to recognize a charge ranging from $2.1 million to $2.8 million ($1.4 million to $1.8 million after income tax benefits) in the first quarter of 1995. Further details regarding the restructuring are presented in Note 19 on page 46.

     The goodwill and other intangibles written off in Molded Products and APPX Software were being amortized over a remaining period of 5 to 8 years at an annual rate of approximately $1.9 million after income taxes.


     Special items affecting continuing operations in 1993 resulted in a net charge of $452,000 ($594,000 after income taxes) and included:

(bullet) fourth-quarter charges of $1.8 million ($1.1 million after taxes) for the sale of a Film Products plant in Flemington, New Jersey, and $900,000 ($549,000 after taxes) for the reorganization of corporate functions

(bullet) a third-quarter charge of $348,000 related to the adjustment of deferred income tax balances for the one percent increase in the federal income tax rate

(bullet) gains in the first and second quarters totaling $2.3 million ($1.4 million after taxes) on the sale of Emisphere Technologies, Inc. ("Emisphere") common stock

     The sale of the Flemington facility in 1994 completed Film Products' exit from the non-strategic, conventional films business (single layer, blown polyethylene film used primarily for general purpose industrial packaging). In July 1993, Film Products announced the planned closing of its Fremont, California, plant and the consolidation of capacity at its facility in Tacoma, Washington. The Fremont plant was expected to close by May 1994, but an increase in sales and production volume and corresponding need for capacity resulted in its continued operation in 1994. The plant ceased production in December 1994. No provision for the Fremont shutdown was recorded in 1993 or 1994 since the estimated net realizable value of the facility exceeds the total of its carrying value and expected shutdown and disposal costs.



                               1994 VERSUS 1993


                                    REVENUES

     Net sales from continuing operations increased 11.8% in 1994 due primarily to higher sales in Aluminum Extrusions and Film Products, and the inclusion of Polestar's full-year results. Polestar, acquired in July 1993, is an injection molder of medical and electronic components. Sales for Brudi and Fiberlux also increased. For further discussion, see segment information on pages 24-26.


                          OPERATING COSTS AND EXPENSES

     The gross profit margin in 1994 was 16.4%, up from 15.6% in 1993. Higher volume and improved capacity utilization in Aluminum Extrusions and Film Products, and the inclusion of Polestar's full-year results, were the primary drivers of this improvement.

     Selling, general and administrative expenses were virtually unchanged due to ongoing cost reduction efforts, despite normal inflation of 3% - 4%.

     Research and development expenses decreased 9.5% due to lower spending in Film Products, partially offset by higher spending in Molecumetics.

     Unusual charges totaling $16.5 million in 1994 represent the pretax effect of special items described on page 18.


                                INTEREST EXPENSE

     Interest expense has been allocated between continuing operations and discontinued operations based on relative capital employed (see Note 2 on page
36). Interest expense for continuing operations decreased 20.6% due to lower debt levels, partially offset by higher interest rates. The weighted average interest rate on consolidated debt outstanding during 1994 was 6.2% compared with 5.6% in 1993. Average consolidated debt outstanding during the year declined 35.7% to $61.6 million, down from $95.8 million. Divestiture proceeds and cash generated by operating activities were used to achieve this significant debt reduction. Interest expense of $337,000 and $653,000 was allocated to discontinued operations in 1994 and 1993, respectively.



                                  INCOME TAXES

     The effective tax rate for continuing operations (excluding special items) decreased to 38.3% in 1994 from 41.5% in 1993. The higher rate in 1993 was due primarily to the combined effects of non-deductible goodwill amortization and relatively low income. See Note 16 on page 44 for additional tax rate information.



                                1993 VERSUS 1992


                                    REVENUES

     Net sales from continuing operations increased 1% in 1993 due to significantly higher volume in Aluminum Extrusions. Plastics revenues declined, particularly in Molded Products. For further discussion, see segment information on pages 24-26.


                          OPERATING COSTS AND EXPENSES

     Tredegar's gross profit margin decreased to 15.6% in 1993 from 16.8% in 1992. Profit margins were hurt by lower volume and higher costs related to unused capacity in Film Products and Molded Products, and the inclusion of APPX Software's operating losses in 1993 results. The unfavorable effect of these items on gross margin was partially offset by higher volumes and improved manufacturing efficiencies, including lower scrap rates and customer returns, in Aluminum Extrusions.

     Selling, general and administrative expenses for continuing operations decreased slightly in 1993 due to cost reduction efforts, partially offset by the inclusion in 1993 of APPX Software.

     Research and development expenses increased to $9.1 million in 1993 from $5 million in 1992 due to higher spending at Molecumetics, software development costs at APPX Software and product development efforts in Film Products.

     Unusual charges of $452,000 in 1993 represent the pretax effect of special items described on page 18.


                                INTEREST EXPENSE

     Interest expense allocated to continuing operations declined 10% in 1993 due to lower interest rates and lower outstanding debt. The weighted average interest rate on consolidated debt outstanding was 5.6% for the year, compared with 6.1% in 1992. Average consolidated debt outstanding during these periods totaled $95.8 million and $101.3 million, respectively. Interest expense of $653,000 and $661,000 was allocated to discontinued operations in 1993 and 1992, respectively.


                                  INCOME TAXES

     The effective tax rate for continuing operations (excluding special items) increased to 41.5% in 1993 from 37.5% in 1992 due to a higher state income tax rate, an increase in non-deductible goodwill amortization and relatively lower income, partially offset by the research and development tax credit. See Note 16 on page 44 for additional effective tax rate information.


                               EXTRAORDINARY ITEM

     On June 16, 1993,Tredegar paid a prepayment penalty to an institutional lender in the amount of $1.8 million ($1.1 million after income tax benefits) to refinance its $35 million, 8.6% fixed-rate debt that was due in September 1994. The new note carries a fixed rate of 7.2% and matures in June 2003. Annual principal payments of $5 million will begin in 1997.



                               ACCOUNTING CHANGES


     Tredegar provides postretirement life insurance and health care benefits for certain groups of employees. Tredegar and retirees share in the cost of postretirement health care benefits, with employees retiring after July 1, 1993, receiving a fixed subsidy from Tredegar to cover a portion of their health care premiums. Effective January 1, 1993, Tredegar adopted Statement of Financial Accounting Standards ("SFAS") No. 106,"Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS No. 106 requires recognition of the cost of postretirement benefits during the employees' service periods. Previously, such expenses were accounted for on a cash basis. Tredegar elected to immediately recognize the liability for prior years' service as the cumulative effect of a change in accounting principle. Accordingly, in the first quarter of 1993, Tredegar recorded an unfunded, accumulated postretirement benefit obligation of $6.7 million and a noncurrent, deferred income tax benefit of $2.5 million, resulting in an after-tax charge of $4.2 million.

     Effective January 1, 1993, Tredegar adopted SFAS No. 109,"Accounting for Income Taxes." SFAS No. 109 requires the asset and liability method of accounting for deferred income taxes, whereby enacted statutory tax rates are applied to the differences between the financial reporting and tax bases of assets and liabilities. The cumulative effect of this change in accounting principle was a reduction in deferred income taxes and a corresponding increase in net income of $4.3 million in the first quarter of 1993.




                              FINANCIAL CONDITION


                                     ASSETS

     Total assets at December 31, 1994, were $318.4 million, a decrease of $35 million from December 31, 1993. The decrease is primarily attributable to the write-offs of goodwill and other intangibles in APPX Software and Molded Products, and the use of divestiture proceeds to repay debt and purchase Tredegar common stock. In addition, depreciation related to continuing operations exceeded capital expenditures by approximately $7.9 million. Accounts receivable and inventories increased primarily as a result of higher sales. The ratio of current assets to current liabilities was 1.9 to 1 at December 31, 1994, compared with 2.1 to 1 at December 31, 1993.


                                  LIABILITIES

     Total liabilities decreased to $146.5 million at December 31, 1994, from $184.3 million at December 31, 1993, due primarily to the repayment of debt ($59 million) with divestiture proceeds and cash generated from operating activities. Higher accounts payable reflects higher raw material costs not fully reflected in inventories as a result of the LIFO pricing method. Other noncurrent liabilities increased as a result of a $6.2 million charge ($4 million after income tax benefits) recognized for the present value of the unfunded obligation under the Coal Industry Retiree Health Benefit Act of 1992 (the "Act") assumed by Tredegar in the divestiture of Elk Horn. This charge was reflected as a reduction to the gain on the disposal. The noncurrent deferred income tax liability declined primarily as a result of higher depreciation for financial reporting purposes than tax purposes, and the reversal of deferred tax liabilities associated with the write-off of intangibles.

     On August 19, 1994, Tredegar used a portion of the proceeds from the Elk Horn divestiture to prepay its $35 million variable-rate term loan due June 7, 1997. On August 18 and 19, 1994,Tredegar established two new revolving credit facilities that permit it to borrow up to $235 million (no amounts borrowed at December 31, 1994) with $200 million maturing on August 18, 1998, and $35 million maturing on August 19, 1999. In connection with these new agreements, Tredegar terminated its $180 million facility that was due June 16, 1996. Tredegar's total borrowing capacity is limited by loan covenants, including a covenant that limits the maximum debt-to-total capitalization ratio to 60%. Under this restriction, Tredegar had credit available of $219.8 million at December 31, 1994. See Note 10 on page 39 for additional information concerning Tredegar's credit agreements.

     Net debt (debt less cash and cash equivalents) as a percentage of net capitalization was 14.4% and 36.5% at December 31, 1994 and 1993, respectively. The average interest rate on debt outstanding at December 31, 1994, was 7.1% compared with 5.3% at the end of 1993. The higher rate reflects proportionally higher fixed-rate debt. The average yield on cash and cash equivalents at December 31, 1994 was 6.2%. There were no balances of cash and cash equivalents at December 31, 1993.


                             SHAREHOLDERS' EQUITY

     On August 29, 1994, Tredegar's Board of Directors authorized a "Dutch auction" tender offer for up to one million shares of Tredegar's common stock at prices ranging from $17 to $19 per share. The offer expired on October 6, 1994. Because more than one million shares were tendered, Tredegar purchased 1,211,857 shares, the maximum permitted without requiring an extension of the offer. The purchase price was $18.25 per share. The total cost to purchase the tendered shares was $22.5 million. In addition, during 1994 Tredegar purchased 698,382 shares of its common stock in the open market and in privately negotiated transactions for $11.6 million. In aggregate, Tredegar purchased 1,910,239 shares or 18% of its common stock in 1994 for $34.1 million, or $17.85 per share.

     At December 31, 1994, Tredegar had 8,992,258 shares of common stock outstanding with a total market capitalization of $156.2 million compared to 10,894,904 shares outstanding at December 31, 1993, and a total market capitalization of $163.4 million. Under a standing authorization from its Board of Directors, Tredegar may purchase an additional 1.4 million shares in the open market or in privately negotiated transactions at prices management deems appropriate. See Note 12 on page 41 for information regarding stock options.


                                   CASH FLOWS

     Overall cash and cash equivalents increased $9 million in 1994. The major sources of cash during 1994 were the divestiture of Elk Horn ($67.5 million after minority interests and transaction costs), cash from continuing operating activities in excess of capital expenditures and dividends ($21 million), cash from discontinued operating activities in excess of capital expenditures ($3.5 million, including $8 million from the liquidation of coal trading working capital and income taxes paid on divestiture gains), proceeds from the sale of Tredegar's remaining oil and gas properties ($8 million), and proceeds from other property disposals ($3.5 million) related primarily to facilities previously shut down. Cash was used primarily to repay debt ($59 million), to purchase 1,910,239 shares of Tredegar common stock ($34.1 million) and for technology-related investments in which Tredegar's ownership is equal to or less than 5% ($1.4 million).


     Net cash provided by continuing operations increased to $39.1 million in 1994, compared with $17.6 million in 1993. The increase was due primarily to improved operating results and better working capital management. Net cash provided by discontinued operations decreased to $3.4 million in 1994 from $4.3 million in 1993 due to lower operating profits resulting from divestitures and income taxes paid on divestiture-related gains, partially offset by the liquidation of working capital from Tredegar's coal trading business.

     Net cash used in investing activities of continuing operations decreased to $13.3 million in 1994 from $14.2 million in 1993 due primarily to lower capital expenditures. Capital expenditures for continuing operations of $15.6 million and $16.5 million in 1994 and 1993, respectively, represent primarily the ongoing fixed capital required to support Tredegar's business units at their current operating levels. Net cash provided by investing activities of discontinued operations in 1994 increased significantly over 1993 as Tredegar completed the disposal of its energy businesses and received proceeds of approximately $75.4 million.

     In 1993, overall net cash provided by consolidated operating activities exceeded net cash used in consolidated investing activities by $7.9 million. The excess cash was sufficient to pay dividends of $3.3 million and to repay $4.5 million of debt.

     Net cash from continuing operations decreased to $17.6 million in 1993 from $30.9 million in 1992 due to lower operating results and additional working capital investment to support higher sales at the end of the year. Net cash used in 1993 for the prepayment penalty on extinguishment of debt was $1.1 million. Net cash provided by discontinued operating activities increased to $4.3 million in 1993 from $536,000 in 1992 due to lower incremental working capital investment in the coal trading business.

     Net cash used in investing activities of continuing operations declined to $14.2 million in 1993 from $29.8 million in 1992 as a result of lower capital expenditures and lower spending for acquisitions. Proceeds from asset disposals totaled $8.6 million in 1993 and $9.2 million in 1992. The decrease in capital expenditures in 1993 for continuing operations was primarily due to unfavorable market conditions in Film Products and Molded Products, resulting in unused capacity. During the 1990-1992 period, Tredegar expanded capacity in Film Products. Net cash was provided by investing activities of discontinued operations in 1993 due to the sale for $1.7 million of certain oil and gas properties, partially offset by capital expenditures.

     In 1992, overall net cash provided by consolidated operating activities exceeded capital expenditures and dividends by $7.8 million. This excess cash flow, combined with proceeds from asset disposals, net borrowings and cash available from 1991, funded acquisitions and other investments of $17.6 million.

     Normal operating cash requirements over the next 3 to 5 years are expected to be met from continuing operations. The amount and timing of any additions to capital will depend on Tredegar's specific cash requirements and the cost of such capital.


                           BUSINESS SEGMENT REVIEW



                               PLASTICS SEGMENT

     The Plastics segment is composed of the Film Products division, Tredegar Molded Products Company and Fiberlux, Inc. Film Products and Molded Products manufacture a wide range of products including specialty films, injection-molded products and custom injection molds. Broad application for these products is found in films for packaging, medical, industrial, agricultural and disposable personal products, including diapers, and in molded products for industrial, household, personal care, medical and electronic products. Fiberlux produces vinyl extrusions, windows and patio doors. Products are produced at various locations throughout the United States and are sold both directly and through distributors. Tredegar also has films plants located in the Netherlands and Brazil, where it produces films primarily for the European and Latin American markets.

     Film Products is the largest U.S. supplier of embossed and permeable films for disposable personal products. In each of the last three years, this class of products accounted for more than 20% of the consolidated revenues of Tredegar.

     Film Products supplies embossed films for use as backsheet in such disposable products as baby diapers and adult incontinent products, feminine hygiene products and hospital underpads. Film Products' primary customer for embossed films for backsheet is the Procter & Gamble Company ("P&G"), the leading disposable diaper manufacturer.

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


                                     SALES

     Tredegar Film Products' sales improved in 1994 due to higher domestic back-sheet and permeable film volume, partially offset by the exit in early 1994 from the conventional films business. Higher volumes in industrial films and in foreign operations also contributed to the improvement in sales. While selling prices began increasing at year-end due to higher raw material costs, average prices for 1994 were relatively flat. Film Products' 1993 sales were down due primarily to lower volume in industrial films, domestic permeable films, domestic backsheet film for private label manufacturers and the discontinuance of certain unprofitable agricultural product lines. The volume decrease in 1993 was partially offset by higher sales volume from foreign operations and domestic backsheet film supplied to P&G.

     Tredegar Molded Products' sales increased in 1994 due to the inclusion of Polestar for 12 months in 1994 versus 5 months in 1993. Packaging, industrial and tooling sales were virtually unchanged from 1993 levels. Molded Products' 1993 sales declined due to significantly lower technical services revenues and lower volume in tooling, packaging and industrial products, partially offset by the inclusion of the Polestar business since its acquisition date of July 31, 1993.

     Fiberlux's sales increased in both 1994 and 1993 due to improved building and construction markets and new product introductions.

                                OPERATING PROFIT

     Excluding unusual or special items (see page 18), Plastics segment operating profit increased 46.5% over 1993 due primarily to higher diaper backsheet and permeable films volume, resulting in greater capacity utilization and higher margins. Industrial films, Polestar and Fiberlux also contributed to the improvement in operating results. Ongoing cost reduction programs were another important performance driver.

     Plastics segment operating profit (excluding unusual or special items) in 1993 declined $5.1 million, or 18.4%, from 1992 due to lower profits in both Film Products and Molded Products. A major cause of the decline in Film Products was disappointing demand for industrial films, permeable films for domestic markets, and backsheet film for private-label diaper manufacturers.
In recent years, Film Products has invested in new capacity and printing capabilities aimed at meeting anticipated customer needs. These expected sales did not materialize in 1993 and the costs associated with these investments reduced profitability.

     Molded Products' operating profit in 1993 declined due to lower volume, especially lower tooling and technical sales, and higher conversion costs. The decline was partially off-set by the inclusion of Polestar results since July 31, 1993, the effective date of acquisition.


                              IDENTIFIABLE ASSETS

     Plastics segment assets decreased $6.8 million in 1994 due primarily to depreciation in excess of capital expenditures, the third-quarter write-off of certain Molded Products goodwill, and the writedown of the Molded Products plant in Alsip to estimated net realizable value, partially offset by higher accounts receivable and inventories supporting higher sales. The 1993 increase in Plastics segment identifiable assets was primarily due to the acquisition of Polestar.


               DEPRECIATION, AMORTIZATION AND CAPITAL EXPENDITURES

     Depreciation increased 2.5% in 1994 as higher depreciation at the films plant in Tacoma and the additional depreciation at Polestar were partially offset by the effects of plant closings. Plastics segment capital spending increased 3.1% in 1994 due to the upgrade of two extrusion lines in Tacoma, capacity expansions at Polestar, and machine upgrading and replacement at other Molded Products facilities. No significant capital spending has yet occurred at the new Molded Products facility in Graham, North Carolina.

     Depreciation increased in 1993 due to the start-up of the Tacoma plant. Plastics capital expenditures decreased in 1993 due to unused capacity in Film Products and Molded Products as a result of unfavorable market conditions and higher spending for capacity expansions in Film Products from 1990 through 1992.


                             METAL PRODUCTS SEGMENT

     The Metal Products segment is comprised of the Aluminum Extrusions business and Brudi, Inc. Aluminum Extrusions produces soft alloy aluminum extrusions for sale directly to fabricators and distributors that serve primarily the building and construction industry, as well as transportation and consumer durables markets. Brudi, acquired by Tredegar in April 1991, produces steel attachments and uprights for sale primarily to dealers and original equipment manufacturers of forklift trucks.

                                     SALES

     Metal Products sales increased 16.8% over 1993 due to higher volume and higher sales prices in Aluminum Extrusions. Improved economic conditions in construction and automotive markets enabled Tredegar's extrusions plants to operate at near-capacity levels. Selling prices and raw material costs increased significantly during 1994. Increased levels of secondary operations (cutting, drilling, etc.) also contributed to the sales improvement. Brudi's sales also increased over 1993, reflecting an increase in overall forklift truck sales.

     Metal Products sales increased 11.8% in 1993 due primarily to higher volume in Aluminum Extrusions. Improved economic conditions and efforts to increase volume with new and existing customers contributed to the improvement.


                                OPERATING PROFIT

     Driven by an 8.8% increase in Aluminum Extrusions volume, Metal Products operating profit increased 34.6% in 1994. Brudi's operating profit declined due to lower margins and an increase in its provision for doubtful accounts, partially offset by lower selling, general and administrative expenses relative to sales.

     Metal Products operating profit increased significantly in 1993, driven by an 11% increase in volume in Aluminum Extrusions. Operating profits were also up due to improved manufacturing efficiency, reduced scrap rates and customer returns. Selling, general and administrative costs in Aluminum Extrusions also declined.

                               IDENTIFIABLE ASSETS

     Metal Products identifiable assets decreased in 1994 and in 1993 due to depreciation in excess of capital spending and better management of inventories, partially offset by higher receivables to support higher sales levels.


              DEPRECIATION, AMORTIZATION AND CAPITAL EXPENDITURES

     Capital expenditures increased to $5 million in 1994 from $2.4 million in 1993, and consisted of ongoing fixed capital programs that are necessary to support current operating levels. Capital spending in Metal Products declined in 1993 as a result of higher capital spending in prior years.

     Although consistently higher than capital spending, depreciation has decreased in each of the last five years as capital spending reached a peak in 1990.


                               TECHNOLOGY SEGMENT

     The Technology segment is comprised primarily of APPX Software, a supplier of flexible software development environments and business applications software, Molecumetics, which conducts rational drug design research using synthetic chemistry techniques, and certain technology-related investments in which Tredegar's ownership is equal to or less than 5% (see Note 7 on page 38 for additional information). See discussion regarding the restructuring of APPX Software on page 18.

     The Technology segment had sales of $2.7 million in 1994, down slightly from 1993. Technology segment sales consist primarily of revenues from APPX Software.

     Excluding unusual or special items (see page 18), the Technology segment generated operating losses of $8.9 million in 1994 compared to operating losses of $9.7 million in 1993.

      Technology segment identifiable assets and depreciation and amortization decreased due primarily to the first-quarter write-off of goodwill and other intangibles in APPX Software. Technology segment identifiable assets in 1994 also reflect technology-related investments of $1.4 million. The 1993 depreciation and amortization primarily relates to the amortization of APPX Software intangibles acquired in December 1992.

                       SELECTED QUARTERLY FINANCIAL DATA

                  Tredegar Industries, Inc., and Subsidiaries

                                                           First       Second       Third       Fourth
                                                         Quarter      Quarter     Quarter      Quarter
(In thousands, except per-share amounts)
(Unaudited)
1994
Net sales (continuing operations)                       $120,994     $122,913    $132,191     $126,110
Gross profit (continuing operations)                      18,744       20,229      21,728       21,684
Operating profit (loss) (continuing operations)           (1,239)       8,466       2,918        8,620
Income (loss) from continuing operations (r)              (5,093)       3,074        (278)       3,714
Income from discontinued operations (h)                    8,693        1,772      26,753            -
Net income                                                 3,600        4,846      26,475        3,714
Earnings (loss) per share:
  Continuing operations (r)                                 (.47)         .29        (.02)         .40
  Discontinued operations (h)                                .80          .16        2.52            -
  Net income                                                 .33          .45        2.50          .40
Shares used to compute earnings per share                 10,896       10,722      10,590        9,205

1993
Net sales (continuing operations)                       $111,198     $108,042    $113,922     $116,046
Gross profit (continuing operations)                      17,184       16,574      18,095       18,069
Operating profit (continuing operations)                   6,226        4,802       5,821        4,685
Income from continuing operations (r)                      1,710          674       1,145          194
Income from discontinued operations (h)                    1,841        2,154       1,162        1,627
Net income before extraordinary item and cumulative
  effect of changes in accounting principles               3,551        2,828       2,307        1,821
Net income                                                 3,701        1,713       2,307        1,821
Earnings per share:
  Continuing operations (r)                                  .16          .06         .10          .02
  Discontinued operations (h)                                .17          .20         .11          .15
  Before extraordinary item and cumulative
     effect of changes in accounting principles              .33          .26         .21          .17
  Net income                                                 .34          .16         .21          .17
Shares used to compute earnings per share                 10,895       10,895      10,895       10,895

Refer to Notes to Financial Tables on page 28.




                           NOTES TO FINANCIAL TABLES

                    (In thousands, except per-share amounts)


(a) Income (loss) and earnings (loss) per share from continuing operations, adjusted for special items affecting the comparability of operating results between years, are presented below:

                                                         1994      1993       1992      1991         1990
Income (loss) from continuing operations
  as reported                                         $ 1,417    $3,723    $ 9,517    $2,519     ($28,687)
After-tax effects of special items related to
  continuing operations:
  Unusual charges, net (c-g)                           12,051       246        502       447       24,424
  Impact on deferred taxes of 1% increase
     in federal income tax rate                             -       348          -         -            -
Income from continuing operations
  as adjusted for special items                       $13,468    $4,317    $10,019    $2,966      ($4,263)
Earnings (loss) per share from continuing operations:
  As reported                                         $   .13    $  .34    $   .88    $  .24       ($2.54)
  As adjusted for special items                       $  1.30    $  .39    $   .93    $  .27        ($.38)

    Included in the above amounts are net losses (excluding special items) of the Technology segment of $5,791 ($.56 per share), $6,568 ($.60 per share) and $1,349 ($.12 per share) in 1994, 1993 and 1992, respectively. See page 18 and Note 19 on page 46 regarding the restructuring of APPX Software.

(b) Interest expense has been allocated between continuing and discontinued operations based on relative capital employed. See Note 2 on page 36.

(c) Unusual items in 1994 include the write-off of certain goodwill and intangibles in APPX Software ($9,521), the write-off of certain goodwill in Molded Products ($4,873) and the estimated costs related to the closing of a Molded Products plant in Alsip, Illinois ($2,100).

(d) Unusual items in 1993 include estimated costs related to the sale of a Film Products plant in Flemington, New Jersey ($1,815), and the reorganization of corporate functions ($900), partially offset by the gain on the sale of Tredegar's remaining investment in Emisphere ($2,263).

(e) Unusual items in 1992 include the write-off of certain goodwill in Molded Products ($1,182), partially offset by the gain on the sale of a portion of an investment in Emisphere ($1,092).

(f) Unusual items in 1991 include costs related to plant closings in Molded Products ($4,412) offset by a credit ($2,797) related to management's decision to continue operating the vinyl extrusions business, and the gain on the sale of Molded Products' beverage closure business ($894).

(g) Unusual items in 1990 include costs related to divestitures and reorganization, including results of operations from August 1. The Metal Products segment also includes provisions for environmental review and cleanup, and costs related to certain legal proceedings for ongoing operations.

(h) On August 16, 1994, Tredegar completed the divestiture of its coal subsidiary, The Elk Horn Coal Corporation. On February 4, 1994, Tredegar sold its remaining oil and gas properties. As a result of these events, Tredegar is reporting its Energy segment as discontinued operations. See
    Note 2 on page 36.

(i) Total return to shareholders is computed as the sum of the change in stock price during the year plus dividends per share, divided by the stock price at the beginning of the year.

(j) Capital employed for continuing operations is debt plus shareholders' equity minus net assets of discontinued operations minus cash and cash equivalents.

(k) Unleveraged after-tax earnings from continuing operations (excluding special items) is net income (loss) from continuing operations plus after-tax interest expense minus after-tax interest income plus after-tax special items.

(l) Return on average capital employed for continuing operations (excluding special items) is unleveraged after-tax earnings from continuing operations (excluding special items) divided by average capital employed for continuing operations.

(m) Net sales include sales to P&G totaling $163,120, $145,631 and $145,560 in 1994, 1993 and 1992, respectively.

(n) Includes results to August 1.

(o) In 1993, Tredegar began reporting its business development activities, primarily investments in high-technology businesses (APPX Software, Molecumetics, Emisphere and technology-related investments in which Tredegar's ownership is equal to or less than 5%), as a separate segment. See page 18 and Note 19 on page 46 regarding the restructuring of APPX Software.

(p) Export sales totaled $63,345, $52,642 and $48,566 in 1994, 1993 and 1992, respectively. The majority of these export sales were made by the Plastics segment.

(q) Net assets held for sale include $1,721 in current assets in 1992 and $5,018, $3,605 and $2,609 in non-current assets in 1994, 1993 and 1992, respectively.

(r) Quarterly income and earnings per share from continuing operations, adjusted for special items affecting the comparability of operating results between quarters, are presented below:

                      First    Second      Third     Fourth
                    Quarter   Quarter    Quarter    Quarter
1994
Income               $2,549    $3,074    $ 4,131    $ 3,714
Earnings per share      .23       .29        .39        .40
1993
Income               $  760    $  214    $ 1,493    $ 1,850
Earnings per share      .07       .02        .13        .17



                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Tredegar Industries, Inc.:

     We have audited the accompanying consolidated balance sheets of Tredegar Industries, Inc., and Subsidiaries ("Tredegar") as of December 31, 1994 and 1993, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of Tredegar's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statments. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tedegar as of December 31, 1994 and 1993, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

     As discussed in Notes 14 and 16 to the consolidated financial statments, effective as of the beginning of 1993, Tredegar changed its method of accounting for postretirement benefits other than pensions to conform with Statement of Financial Accounting Standards No. 106 and its method of accounting for income taxes to conform with Statement of Financial Accounting Standards No. 109.

(signature of Coopers & Lybrand L.L.P.)

Richmond, Virginia
January 16, 1995, except for the information presented in Note 19, for which the date is January 31, 1995.


                MANAGEMENT'S REPORT ON THE FINANCIAL STATEMENTS

     Tredegar's management has prepared the financial statements and related notes appearing on pages 30 through 46 in conformity with generally accepted principles. In so doing, management makes informed judgments and estimates of the expected effects of events and transactions. Financial data appearing elsewhere in this annual report are consistent with these financial statements.

     Tredegar maintains a system of internal controls to provide reasonable, but not absolute assurance of the reliability of the financial records and the protection of assets. The internal control system is supported by written policies and procedures, careful selection and training of qualified personnel and an extensive internal audit program.

     These financial statements have been audited by Coopers & Lybrand L.L.P., independent certified public accountants. Their audit was made in accordance with generally accepted auditing standards and included a review of Tredegar's internal accounting controls to the extent considered necessary to determine audit procedures.

     The Audit Committee of the Board of Directors, composed of outside directors only, meets with management, internal auditors and the independent accountants to review accounting, auditing and financial reporting matters. The independent accountants are appointed by the Board on recommendation of the Audit Committee, subject to shareholder approval.



                       CONSOLIDATED STATEMENTS OF INCOME

                  Tredegar Industries, Inc., and Subsidiaries

Years Ended December 31                                     1994         1993         1992
(In thousands, except per-share amounts)
REVENUES:
   Net sales                                            $502,208     $449,208     $445,229
   Other (expense) income, net                              (296)        (387)         226
     Total                                               501,912      448,821      445,455

COSTS AND EXPENSES:
   Cost of goods sold                                     419,823      379,286      370,652
   Selling, general and administrative                     47,978       47,973       48,130
   Research and development                                 8,275        9,141        5,026
   Interest                                                 4,008        5,044        5,615
   Unusual items                                           16,494          452           90
     Total                                                496,578      441,896      429,513
Income from continuing operations
  before income taxes                                       5,334        6,925       15,942
Income taxes                                                3,917        3,202        6,425
Income from continuing operations                           1,417        3,723        9,517
Discontinued operations:
   Income from energy segment operations                    4,220        6,784        5,795
   Gain on disposition of interest in The Elk Horn
     Coal Corporation (net of income tax of $16,224)       25,740            -            -
   Gain on sale of remaining oil & gas properties
     (net of income tax of $2,121)                          3,938            -            -
   Deferred tax benefit on the difference between
     financial reporting and income tax basis of
     The Elk Horn Coal Corporation                          3,320            -            -
Net income before extraordinary item and
   cumulative effect of accounting changes                 38,635       10,507       15,312
Extraordinary item-prepayment premium on
   extinguishment of debt (net of income
   tax benefit of $685)                                         -       (1,115)           -
Cumulative effect of accounting changes:
   Postretirement benefits other than pensions
     (net of income tax benefit of $2,545)                      -       (4,150)           -
   Income taxes                                                 -        4,300            -
NET INCOME                                               $ 38,635     $  9,542     $ 15,312
EARNINGS PER SHARE:
   Continuing operations                                 $    .13     $    .34     $    .88
   Discontinued operations                                   3.60          .63          .53
   Before extraordinary item and cumulative effect
     of accounting changes                                   3.73          .97         1.41
   Extraordinary item                                           -         (.10)           -
   Cumulative effect of accounting changes                      -          .01            -
   Net income                                            $   3.73     $    .88     $   1.41


See accompanying notes to financial statements.


                          CONSOLIDATED BALANCE SHEETS

                  Tredegar Industries, Inc., and Subsidiaries

December 31                                          1994         1993
(In thousands, except share amounts)

ASSETS
Current assets:
  Cash and cash equivalents                      $  9,036    $       -
  Accounts and notes receivable                    73,248       70,173
  Inventories                                      35,369       34,211
  Income taxes recoverable                          2,534            -
  Deferred income taxes                            14,014       11,555
  Prepaid expenses and other                          696          881
     Total current assets                         134,897      116,820
Property, plant and equipment, at cost:
  Land and land improvements                        6,789        7,194
  Buildings                                        50,181       46,608
  Machinery and equipment                          261,154      270,131
     Total property, plant and equipment          318,124      323,933
  Less accumulated depreciation and amortization  194,505      188,531
  Net property, plant and equipment               123,619      135,402
Other assets and deferred charges                  29,073       24,456
Goodwill and other intangibles                     30,756       45,729
Net assets of discontinued operations                   -       30,976
     Total assets                                $318,345    $ 353,383

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable                               $ 31,486    $  19,376
  Accrued expenses                                 41,288       35,380
     Total current liabilities                     72,774       54,756

Long-term debt                                     38,000       97,000
Deferred income taxes                              20,336       23,108
Other noncurrent liabilities                       15,357        9,431
     Total liabilities                            146,467      184,295

Commitments and contingencies
Shareholders' equity:
  Common stock (no par value):
     Authorized 50,000,000 shares;
     Issued and outstanding - 8,992,258 shares
       in 1994 and 10,894,904 shares in 1993      136,150      170,140
  Foreign currency translation adjustment             327         (283)
  Retained earnings (deficit)                      35,401         (769)
     Total shareholders' equity                   171,878      169,088
     Total liabilities and shareholders' equity  $318,345    $ 353,383

See accompanying notes to financial statements.


                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                  Tredegar Industries, Inc., and Subsidiaries


                                                                              Retained        Foreign            Total
                                                         Common Stock         Earnings       Currency    Shareholders'
Years Ended December 31, 1994, 1993 and 1992         Shares       Amount     (Deficit)    Translation           Equity

(In thousands, except share and per-share data)
Balance December 31, 1991                        10,894,357     $170,131      ($20,391)         $ 483         $150,223

Net income                                                -            -        15,312              -           15,312
Cash dividends declared ($.24 per share)                  -            -        (2,616)             -           (2,616)
Issued upon exercise of SARs                             44            -             -              -                -
Foreign currency translation adjustment                   -            -             -           (522)            (522)
Balance December 31, 1992                        10,894,401      170,131        (7,695)           (39)         162,397

Net income                                                -            -         9,542              -            9,542
Cash dividends declared ($.24 per share)                  -            -        (2,616)             -           (2,616)
Issued upon exercise of SARs                            503            9             -              -                9
Foreign currency translation adjustment                   -            -             -           (244)            (244)
Balance December 31, 1993                        10,894,904      170,140          (769)          (283)         169,088

Net income                                                -            -        38,635              -           38,635
Cash dividends declared ($.24 per share)                  -            -        (2,465)             -           (2,465)
Repurchases of Tredegar common stock             (1,910,239)     (34,105)            -              -          (34,105)
Issued upon exercise of stock options                 6,000           87             -              -               87
Issued upon exercise of SARs                          1,593           28             -              -               28
Foreign currency translation adjustment                   -            -             -            610              610
Balance December 31, 1994                         8,992,258     $136,150     $  35,401          $ 327         $171,878


See accompanying notes to financial statements.


                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                  Tredegar Industries, Inc., and Subsidiaries

Years Ended December 31                                 1994        1993       1992
(In thousands)
Cash flows from operating activities:
   Continuing operations:
     Income from continuing operations               $ 1,417     $ 3,723     $9,517
     Adjustments for noncash items:
       Depreciation                                   23,491      23,117     21,963
       Amortization of intangibles                     1,354       2,706        914
       Write-off of intangibles                       14,394           -      1,576
       Deferred income taxes                          (6,907)     (1,418)       (98)
       Accrued pension income and
         postretirement benefits                        (623)       (621)    (1,086)
       Loss on divestitures                            2,100       1,815          -
       Gain on sale of investments                         -      (2,263)    (1,092)
     Changes in assets and liabilities,
       net of effects from acquisitions:
       Accounts and notes receivable                  (3,075)     (7,194)       723
       Inventories                                    (1,158)     (2,480)       113
       Income taxes recoverable and other
         prepaid expenses                             (2,349)      3,347     (1,609)
       Accounts payable and accrued expenses          12,311      (1,701)     1,602
     Other, net                                       (1,873)     (1,435)    (1,595)
       Net cash provided by continuing operating
       activities                                     39,082      17,596     30,928
   Net cash used for extraordinary item                    -      (1,115)         -
   Net cash provided by discontinued operating
     activities                                        3,435       4,318        536
         Net cash provided by operating activities    42,517      20,799     31,464

Cash flows from investing activities:
   Continuing operations:
     Capital expenditures                            (15,579)    (16,480)   (20,705)
     Acquisitions (net of $398 and $294 cash
       acquired in 1993 and 1992, respectively)            -      (5,099)   (15,922)
     Investments                                      (1,400)       (600)    (1,700)
     Proceeds from sales of investments                    -       5,263      1,992
     Property disposals                                3,519       3,373      4,025
     Proceeds from sales of businesses                     -           -      3,167
     Other, net                                          186        (613)      (661)
       Net cash used in investing activities
          of continuing operations                   (13,274)    (14,156)   (29,804)
   Discontinued operations:
     Capital expenditures                                (16)       (417)      (341)
     Property disposals                                7,924       1,711        152
     Proceeds from sale of business                   67,485           -          -
       Net cash provided by (used in) investing
          activities of discontinued operations       75,393       1,294       (189)
          Net cash provided by (used in)
            investing activities                      62,119     (12,862)   (29,993)

Cash flows from financing activities:
   Dividends paid                                     (2,465)     (3,270)    (2,616)
   Net (decrease) increase in borrowings             (59,000)     (4,500)     1,500
   Repurchases of Tredegar common stock              (34,105)          -          -
   Other, net                                            (30)       (167)      (855)
          Net cash used in financing activities      (95,600)     (7,937)    (1,971)

Increase (decrease) in cash and cash equivalents       9,036           -       (500)
Cash and cash equivalents at beginning of year             -           -        500
Cash and cash equivalents at end of year            $  9,036     $     -    $     -

Supplemental cash flow information:
   Interest payments (net of amount capitalized)    $  4,412     $ 8,332    $ 6,331
   Income tax payments, net                         $ 26,388     $ 6,673    $ 8,051


See accompanying notes to financial statements.

                         NOTES TO FINANCIAL STATEMENTS

                  Tredegar Industries, Inc., and Subsidiaries
               (In thousands, except share and per-share amounts)


                 1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                          ORGANIZATION AND OPERATIONS

     Tredegar Industries, Inc., and subsidiaries ("Tredegar") is a diversified manufacturer of plastics and metal products. Tredegar also has interests in various technologies, including computer software and rational drug design research. In August 1994, Tredegar completed the divestiture of its energy businesses (see Note 2 on page 36).

     During 1993, Tredegar acquired the assets of Polestar Plastics, Inc., a custom molder of precision plastic parts for the medical and electronics markets. During 1992, Tredegar acquired APPX Software, Inc., and the assets of Folium Plasticos Especiais (plastic film) and Fielden Engineers, Ltd. (materials handling). These acquisitions were accounted for using the purchase method; accordingly, the assets and liabilities of the acquired entities have been recorded at their estimated fair value at the date of acquisition. The excess of the purchase price over the estimated fair value of the identifiable net assets acquired had an original straight-line amortization period of 7 to 15 years. The operating results of entities acquired have been included in the Consolidated Statements of Income since the date of acquisition.


                                 CONSOLIDATION

     The consolidated financial statements include the accounts and operations of Tredegar and all of its subsidiaries. Intercompany accounts and transactions within Tredegar have been eliminated. Certain previously reported amounts have been reclassified to conform to the 1994 presentation.


                              REVENUE RECOGNITION

    Revenue from the sale of products is recognized when title and risk of loss have transferred to the buyer, which is generally when product is shipped.


                           CASH AND CASH EQUIVALENTS

    Cash and cash equivalents consist of cash on hand in excess of daily operating requirements and highly liquid investments with maturities of three months or less when purchased. At December 31, 1994, Tredegar had approximately $9,000 invested primarily in securities with maturities of one month or less. There were no funds invested at December 31, 1993.

    Tredegar's policy permits investment of excess cash in marketable securities that have the highest credit ratings and maturities of less than one year. The primary objectives of Tredegar's policy are safety of principal and liquidity.


                                  INVENTORIES

    Inventories are stated at the lower of cost or market, with cost principally determined on the last-in, first-out ("LIFO") basis. Other inventories are stated on either the weighted average cost or the first-in, first-out basis. Cost elements included in work-in-process and finished goods inventories are raw materials, direct labor and manufacturing overhead.


                         PROPERTY, PLANT AND EQUIPMENT

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

   Property, plant and equipment includes capitalized interest of $206, $320 and $607 in 1994, 1993 and 1992, respectively. Maintenance and repairs of property, plant and equipment were $19,400, $17,300 and $17,900 in 1994, 1993 and 1992, respectively.

    Depreciation is computed primarily by the straight-line method based on the estimated useful lives of the assets.


                         GOODWILL AND OTHER INTANGIBLES

     Goodwill acquired prior to November 1, 1970 ($19,629), is not being amortized and relates primarily to Tredegar's Aluminum Extrusions business. Goodwill acquired subsequently ($9,752, $19,764 and $19,946 at December 31, 1994, 1993 and 1992, respectively, net of accumulated amortization) that was not written off in 1994 (see Note 8 on page 39) is being amortized on a straight-line basis over approximately 40 years and relates primarily to Tredegar's acquisition of Brudi, Inc. in 1991. Other intangibles ($1,375, $6,086 and $4,752 at December 31, 1994, 1993 and 1992, respectively, net of accumulated amortization) consist primarily of software technology acquired in 1992 and written off in 1994 (see Note 8 on page 39), and the cost of certain non-competition agreements that are being amortized on a straight-line basis over 5 years.


                                 PENSION PLANS

     Annual costs of pension plans are determined actuarially in compliance with Statement of Financial Accounting Standards ("SFAS") No. 87, "Employers Accounting for Pensions." Tredegar's policy is to fund its pension plans at amounts not less than the minimum requirements of the Employee Retirement Income Security Act of 1974.


                  POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

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


                            POSTEMPLOYMENT BENEFITS

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


                                  INCOME TAXES

     Effective January 1, 1993, Tredegar adopted SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires the asset and liability method of accounting for deferred income taxes, whereby enacted statutory tax rates are applied to the differences between the financial reporting and tax bases of assets and liabilities. The cumulative effect of this change in accounting principle was a reduction in deferred income taxes and a corresponding increase in net income of $4,300 in the first quarter of 1993. Deferred income taxes were determined under Accounting Principles Board Opinion ("APB") No. 11 prior to 1993.

     Deferred income taxes arise from temporary differences between financial and income tax reporting of various items, principally depreciation and accruals for employee benefits, divestitures, plant shutdowns and environmental remediation.


                          SOFTWARE DEVELOPMENT COSTS

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

     Capitalized software costs are included in "Other assets and deferred charges" and totaled $260 and $433 at December 31, 1994 and 1993, respectively.


                               EARNINGS PER SHARE

     Earnings per share is computed using the weighted average number of shares of common stock outstanding for each period presented. For the periods presented, stock options have an immaterial dilutive effect. The number of shares used in computing earnings per share were 10,349,420, 10,894,802 and 10,894,370 in 1994, 1993 and 1992, respectively.


                           2  DISCONTINUED OPERATIONS

      On August 16, 1994, The Elk Horn Coal Corporation ("Elk Horn"), Tredegar's 97% owned coal subsidiary, was acquired by Pen Holdings, Inc., for an aggregate consideration of approximately $71,000 ($67,485 after minority interests and transaction costs). Tredegar realized an after-tax gain on the transaction of $25,740. In the first quarter of 1994, Tredegar recognized an income tax benefit of $3,320 on the difference between the financial reporting and income tax basis of Elk Horn. On February 4, 1994, Tredegar sold its remaining oil and gas properties for approximately $8,000 and recognized an after-tax gain of $3,938. The divestiture of Elk Horn completed Tredegar's exit from its energy businesses. Accordingly, information about results of operations, financial condition, cash flows and segments have been restated where appropriate.

     In accordance with applicable accounting pronouncements, a $6,194 charge ($3,964 after income tax benefits) was recognized as a reduction to the gain on the disposal of Elk Horn for the estimated present value of the portion of the unfunded obligation under the Coal Industry Retiree Health Benefit Act of 1992 (the "Act") assumed by Tredegar in the divestiture transaction. Under the Act, assigned operators (former employers) are responsible for a portion of the funding of medical and death benefits of certain retired miners and dependents of the United Mine Workers of America. The obligation under the Act is reflected in Tredegar's consolidated balance sheet in "Other noncurrent liabilities."
The net periodic cost (interest and the amortization of gains or losses) of the obligation since the Elk Horn divestiture is reflected in Tredegar's consolidated statements of income in "Other (expense) income, net."

     At December 31, 1994, the accrued cost for Tredegar's obligation under the Act was $6,102, including an unfunded obligation of $5,720 and an unrecognized gain of $382. The discount rate used in determining the unfunded obligation was 8.25% at December 31, 1994 and 7% at August 16, 1994. The medical premium trend rate was assumed to be 13% at December 31, 1994 and 14% at August 16, 1994, with a gradual decrease to 6.75% in year 2003 and 5.5% in year 2005, respectively, and remaining at that level thereafter. The accrued cost was determined using assumptions at the end of each period, and the net periodic cost was determined using assumptions as of the beginning of each period. If the medical premium trend rate were increased by 1%, the obligation at December 31, 1994 would increase by approximately $500. The effect of this increase on the annual interest cost component of the net periodic cost would be $42.

     The combined statements of income and net assets of the discontinued Energy segment are presented below through August 16, 1994, the date Elk Horn was acquired by Pen Holdings, Inc.:


                         COMBINED STATEMENTS OF INCOME
                          DISCONTINUED ENERGY SEGMENT
                                  (UNAUDITED)

                                       JANUARY 1, 1994 TO
                                          AUGUST 16, 1994           1993        1992
Net sales                                         $19,868        $33,431     $32,859
Costs and expenses:
   Operating costs and expenses                    13,229         23,818      22,610
   Interest allocated                                 337            653         661
   Unusual items                                        -         (1,424)          -
   Total                                           13,566         23,047      23,271
Income from Energy segment operations
   before income taxes                              6,302         10,384       9,588
Income taxes                                        2,082          3,600       3,793
Income from Energy segment operations             $ 4,220        $ 6,784     $ 5,795



                        COMBINED STATEMENT OF NET ASSETS
                          DISCONTINUED ENERGY SEGMENT
                                  (UNAUDITED)

                                        AUGUST 16, 1994    December 31, 1993

Current assets:
   Accounts and notes receivable                $ 1,831             $ 6,173
   Inventories                                        -               6,695
   Deferred income taxes                          3,320                   -
     Total current assets                         5,151              12,868
Net property, plant and equipment                26,980              29,204
Other assets and deferred charges                   137                 184
     Total assets                                32,268              42,256
Total current liabilities                         2,876               4,961
Deferred income taxes                             7,511               5,434
Other noncurrent liabilities                        934                 885
     Total liabilities                           11,321              11,280
Net assets of discontinued operations           $20,947             $30,976


     Unusual items totaling $1,424 in 1993 include gains on the sale of certain oil and gas properties.

     Transactions between Tredegar and the Energy segment are reflected as though they are settled immediately and there are no amounts due to or from Tredegar at the end of any period. All of the Energy segment's full-time employees participated in Tredegar's noncontributory defined benefit plan for salaried employees. These employees also participated in Tredegar's welfare (medical, life and disability) and savings plans. Accordingly, related costs have been allocated to discontinued operations. Interest expense was allocated to discontinued operations based upon the ratio of the Energy segment's capital employed (net assets) to Tredegar's consolidated capital employed.

     For federal income tax purposes, results of the Energy segment's operations through the date of disposal have been included in Tredegar's consolidated tax return. The Energy segment's provision for income taxes represents its allocated share of Tredegar's income tax expense. The allocated share approximates income tax expense that would have been incurred had the Energy segment (i) filed a separate consolidated tax return, and (ii) separately computed income taxes in accordance with SFAS No. 109 in 1994 and 1993 and APB No. 11 prior to 1993.


                              3  BUSINESS SEGMENTS

     See pages 15 to 16 and 24 to 26 for net sales, operating profit, identifiable assets and related information about Tredegar's segments that are presented for the years 1990-1994. The discussion of segment information is unaudited.


                        4  ACCOUNTS AND NOTES RECEIVABLE

December 31                                     1994       1993

Trade, less allowance for doubtful accounts
   and sales returns of $5,211 and $3,216
   in 1994 and 1993                          $71,470    $69,051
Other                                          1,778      1,122
   Total                                     $73,248    $70,173


                                 5  INVENTORIES

Inventories consist of the following:

December 31                    1994       1993
Finished goods              $ 4,970    $ 5,735
Work-in-process               5,243      5,298
Raw materials                18,004     15,497
Stores, supplies and other    7,152      7,681
   Total                    $35,369    $34,211

     Inventories stated on the LIFO basis amounted to $15,736 and $15,044 at December 31, 1994 and 1993, respectively, which are below replacement costs by approximately $18,100 and $10,590, respectively.


                          6  NET ASSETS HELD FOR SALE

     Included in "Other assets and deferred charges" are net assets held for sale, primarily land and buildings related to closed facilities, totaling $5,018 and $3,605 as of December 31, 1994 and 1993, respectively. Such assets are stated at estimated net realizable value and are expected to be sold over the next 1 to 2 years.


                                 7  INVESTMENTS

     As of December 31, 1994, Tredegar,through a subsidiary,owned 5% of a venture capital limited partnership. Tredegar's total capital commitment is $2,000, with $1,200 and $800 invested at December 31, 1994 and 1993, respectively. Additional contributions of $800 are expected to be made over the next year. In addition, during 1994 Tredegar invested an aggregate of $1,000 in the restricted convertible preferred stock of two separate medical technology companies. Tredegar's ownership in each of these companies on a fully diluted basis is less than 5%. Tredegar's investments are carried at the lower of cost or estimated fair value and are included in "Other assets and deferred charges."

     During 1991 and 1992, Tredegar acquired 541,071 shares of Emisphere Technologies, Inc. ("Emisphere") common stock for $3,900. In December 1992, Tredegar sold 112,500 shares for $1,992 and recognized a pretax gain of $1,092 ($680 after income taxes). In 1993, Tredegar sold its remaining 428,571 shares for $5,263 and recognized a pretax gain of $2,263 ($1,410 after income taxes). In total, Tredegar received $7,255 for its $3,900 investment in Emisphere common stock, resulting in a pretax gain of $3,355 ($2,090 after income taxes).

                       8  GOODWILL AND OTHER INTANGIBLES

     Goodwill and other intangibles,and the related accumulated amortization, are as follows:

December 31                         1994         1993
Goodwill and other intangibles  $ 64,043     $ 60,185
Additions and reclassifications      775        3,858
Write-offs                       (14,394)           -
   Subtotal                       50,424       64,043
Accumulated amortization         (19,668)     (18,314)
   Net                          $ 30,756     $ 45,729

     Write-offs in 1994 relate to certain goodwill written off in Molded Products and goodwill and other intangibles written off in APPX Software. The goodwill write-off in Molded Products resulted from continued disappointing results in certain lines of its business. The write-off in APPX Software is the result of management's determination that income generated by the acquired products will not be sufficient to recover the unamortized costs associated with the intangible software assets purchased by Tredegar in December 1992. See
Note 19 on page 46 regarding the restructuring of APPX Software.


                              9  ACCRUED EXPENSES

Accrued expenses consist of the following:
December 31                                 1994       1993
Payrolls, related taxes and medical and
   other benefits                        $ 7,378    $ 6,036
Workmen's compensation and disabilities    6,116      6,094
Vacation                                   5,478      5,298
Environmental                              4,153      4,293
Divestitures                               3,284      2,709
Other                                     14,879     10,950
   Total                                 $41,288    $35,380


                        10  DEBT AND CREDIT AGREEMENTS

Long-term debt consists of:
December 31                                       1994       1993
Borrowings under short-term variable-rate
  credit arrangements                          $ 2,500    $ 6,000
Variable-rate revolving loans                        -     20,000
Variable-rate term loan due in 1997                  -     35,000
7.2% note to institutional lender due in 2003   35,000     35,000
Other                                              500      1,000
  Total                                        $38,000    $97,000


     On August 19, 1994, Tredegar used a portion of the proceeds received from the divestiture of Elk Horn (see Note 2 on page 36) to prepay its $35,000 variable-rate term loan due June 7, 1997. On August 18 and 19, 1994, Tredegar established two new revolving credit facilities that permit it to borrow up to $235,000 (no amounts borrowed at December 31, 1994) with $200,000 maturing on August 18, 1998 and $35,000 maturing on August 19, 1999. In connection with these new agreements, Tredegar terminated its $180,000 facility that was due June 16, 1996. The new agreements provide for interest to be charged at a base rate (generally the London Interbank Offered Rate) plus a spread that is dependent on Tredegar's quarterly debt-to-total capitalization ratio. Facility fees are also charged on the $235,000 commitment amount. The weighted average spreads and facility fees charged under the new agreements at various debt-to-total capitalization levels are as follows:


Debt-to-Total                                        (Basis Points)
Capitalization Ratio                             Spread   Facility Fee
Less than or equal to 35%                          31.1           19.7
Greater than 35% and less than or equal to 50%     39.6           23.6
Greater than 50%                                   49.3           26.5


     On June 16, 1993, Tredegar paid a $1,800 ($1,115 after income tax benefits) prepayment premium to an institutional lender to refinance its $35,000, 8.6% fixed-rate debt that was due in September 1994. The new note carries a fixed rate of 7.2% and matures in June 2003. Annual principal payments of $5,000 will begin in 1997. Tredegar estimates that an equivalent rate for similar debt would be 9.2% at December 31, 1994. On this basis, the estimated fair value of Tredegar's fixed-rate note would be $31,900.

     At December 31, 1994 and 1993, $2,500 and $6,000, respectively, were borrowed under short-term credit arrangements at an average interest rate of 5% and 3.8%, respectively. The balances outstanding were classified as long-term debt in accordance with Tredegar's ability to refinance such obligations on a long-term basis.

     The weighted average interest rate on all variable-rate loans outstanding during 1994 was 4.9%, compared with 4.2% in 1993.

     Tredegar's loan agreements contain restrictions, among others, on the payment of cash dividends and the maximum debt-to-total capitalization ratio permitted (60%). At December 31, 1994, $61,266 was available for cash dividend payments, and $219,817 was available to borrow under the 60% debt-to-total capitalization ratio restriction.


                        11  SHAREHOLDER RIGHTS AGREEMENT

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


                             12  STOCK OPTION PLANS

     Tredegar has two stock option plans whereby stock options may be granted to purchase a specified number of shares of Tredegar common stock at a price not less than the fair market value on the date of grant and for a term not to exceed 10 years. In addition to the stock options, recipients may also be granted stock appreciation rights ("SARs") and restricted stock.

     Activity for 1992 - 1994 is shown below:

                                Number of Shares                   Option Price
                              Option          SAR               Per Share      Aggregate
Outstanding at 12/31/91      303,500      303,500                $16.7045        $ 5,070
Granted in 1992              210,000      192,000       $12.125 to $17.00          2,627
Lapsed in 1992               (25,400)     (25,400)               $16.7045           (424)
SARs exercised in 1992        (1,500)      (1,500)               $16.7045            (25)
Outstanding at 12/31/92      486,600      468,600       $12.125 to $17.00          7,248
Granted in 1993               20,000            -                 $12.875            258
Lapsed in 1993               (11,000)     (11,000)               $16.7045           (184)
SARs exercised in 1993        (6,000)      (6,000)    $12.125 to $16.7045            (89)
Outstanding at 12/31/93      489,600      451,600       $12.125 to $17.00          7,233
Granted in 1994              386,000            -       $15.125 to $24.00          6,609
Lapsed in 1994               (37,500)     (11,000)      $12.875 to $17.00           (568)
Options exercised in 1994     (6,000)      (6,000)    $12.125 to $16.7045            (87)
SARs exercised in 1994       (27,000)     (27,000)    $12.125 to $16.7045           (413)
Outstanding at 12/31/94      805,100      407,600       $12.125 to $24.00        $12,774


     At December 31, 1994 and 1993, options to purchase 431,130 and 452,352 shares, respectively, were exercisable and 404,400 and 752,900 shares, respectively, were available for grant.


                 13  RENTAL EXPENSE AND CONTRACTUAL COMMITMENTS

     Rental expense was $3,337, $2,936 and $2,026 for 1994, 1993 and 1992,
respectively. Rental commitments under all noncancelable operating leases as of December 31, 1994, are as follows:


             1995         $ 2,960
             1996           2,191
             1997           1,356
             1998           1,224
             1999           1,023
             Remainder      3,259
             Total        $12,013

     Contractual obligations for plant construction and purchases of real property and equipment amounted to approximately $4,493 and $2,029 at December 31, 1994 and 1993, respectively.


             14  RETIREMENT PLANS & OTHER POSTRETIREMENT BENEFITS

     Tredegar has noncontributory defined benefit plans covering most employees. The plans for salaried and hourly employees currently in effect are based on a formula using the participant's years of service and compensation or using the participant's years of service and a dollar amount. Plan assets consist principally of common stock and government and corporate obligations.

     The components of net pension income for Tredegar's plans for 1994, 1993 and 1992 are as follows:

                                                           1994        1993        1992

Return on plan assets:
   Actual return                                          ($572)    $18,557     $ 7,509
   Expected return greater (lower) than actual           11,494      (8,097)      2,327
   Expected return                                       10,922      10,460       9,836
Amortization of transition asset                          1,231       1,231       1,231
Service cost (benefits earned during the year)           (3,016)     (3,072)     (3,139)
Interest cost on projected benefit obligation            (6,885)     (6,515)     (6,104)
Amortization of prior service costs and
  gains or losses                                          (942)       (805)       (738)
Net pension income                                      $ 1,310     $ 1,299     $ 1,086


     The following table presents a reconciliation of the funded status of Tredegar's pension plans at December 31, 1994, 1993 and 1992, to prepaid pension expense:

                                                                 1994          1993         1992
Plan assets at fair value                                    $125,390     $ 130,603     $116,587
Actuarial present value of benefit obligations:
  Accumulated benefit obligation (including vested
     benefits of $77,858, $85,828 and $65,400,
     respectively)                                            (80,422)      (89,221)     (68,469)
  Projected compensation increase                              (9,296)      (11,225)     (15,209)
  Projected benefit obligation                                (89,718)     (100,446)     (83,678)
Plan assets in excess of projected benefit obligation          35,672        30,157       32,909
Unrecognized net gain being amortized                         (16,862)      (11,736)     (14,475)
Unrecognized transition asset being amortized                  (5,456)       (6,687)      (7,918)
Unrecognized prior service costs being amortized                5,354         5,464        5,631
Prepaid pension expense                                      $ 18,708     $  17,198     $ 16,147

     Prepaid pension expense of $18,708 and $17,198 is included in "Other assets and deferred charges" in the consolidated balance sheets at December 31, 1994 and 1993, respectively.

     Net pension income and plan obligations are calculated using assumptions of discount rates on projected benefit obligations, estimated rates of projected increases in compensation, and expected rates of return on plan assets. The discount rate on projected benefit obligations was assumed to be 8.25% at December 31, 1994, 7% at December 31, 1993 and 8% at December 31, 1992. The rate of projected compensation increase was assumed to be 5% at December 31, 1994, 5% at December 31, 1993 and 5.5% at December 31, 1992. The expected long-term rate of return on plan assets was assumed to be 9% each year. Net pension income is determined using assumptions as of the beginning of each year. Funded status is determined using assumptions as of the end of each year.

     In December 1993, Tredegar established a non-qualified supplemental pension plan covering certain employees. The plan is designed to restore all or a part of the pension benefits that would have been payable to designated participants from Tredegar's principal pension plans if it were not for limitations imposed by income tax regulations. The projected benefit obligation relating to this unfunded plan ($613 and $612 at December 31, 1994 and 1993, respectively) is being amortized over the average remaining working life of participants in the plan (approximately $100 annually), and is included in the above pension information.

    In addition to providing pension benefits, Tredegar provides postretirement life insurance and health care benefits for certain groups of employees. Tredegar and retirees share in the cost of postretirement health care benefits, with employees retiring after July 1, 1993, receiving a fixed subsidy from Tredegar to cover a portion of their health care premiums. Effective January 1, 1993, Tredegar adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (see Note 1 on page 34). In accordance with the new standard, prior years' financial statements have not been restated. Previously, such expenses were accounted for on a cash basis.

     The components of net periodic postretirement benefit cost are as follows:

                                                 1994       1993
Service cost (benefits earned
  during the year)                              ($177)     ($186)
Interest cost on accumulated
  postretirement benefit obligation              (492)      (492)
Recognition of gains (losses)                     (18)         -
Net postretirement benefit cost                 ($687)     ($678)

     The following table presents a reconciliation of the funded status of Tredegar's postretirement life insurance and health care benefit plans at December 31, 1994 and 1993, and January 1, 1993, to accrued postretirement benefit cost:

                                   DECEMBER 31,   December 31,   January 1,
                                           1994           1993         1993
Plan assets at fair value              $      -       $      -     $      -
Accumulated postretirement
  benefit obligation (APBO):
   Retirees                              (3,085)        (3,001)      (3,411)
   Other fully eligible participants     (1,593)        (2,408)      (1,749)
   Other active participants             (1,852)        (1,755)      (1,535)
   Total APBO                            (6,530)        (7,164)      (6,695)
APBO in excess of plan assets            (6,530)        (7,164)      (6,695)
Unrecognized gain                        (1,124)           (52)           -
Accrued postretirement benefit cost     ($7,654)       ($7,216)     ($6,695)


     Accrued postretirement benefit cost of $7,654 and $7,216 is included in "Other noncurrent liabilities" in the consolidated balance sheets of December 31, 1994 and 1993, respectively.

     The discount rate used in determining the accumulated postretirement benefit obligation was 8.25% at December 31, 1994, 7% at December 31, 1993 and 8% at January 1, 1993. The rate of annual pay increase for life insurance benefits was assumed to be 5% at December 31, 1994, 5% at December 31, 1993 and 5.5% at January 1, 1993. The rate of increase in the per-capita cost of covered health care benefits for the indemnity plan was assumed to be 13% at December 31, 1994, 14% at December 31, 1993 and 15% at January 1, 1993. The rate of increase in the per-capita cost of covered health care benefits for the managed care plans was assumed to be 10.4% at December 31, 1994, 11.2% at December 31, 1993 and 12% at January 1, 1993. The rates for the per-capita cost of covered health care benefits were assumed to decrease gradually for the indemnity and managed care plans to 6% and 5%, respectively, in year 2002 and remain at that level thereafter. Net postretirement benefit cost is determined using assumptions as of the beginning of each year. Funded status is determined using assumptions as of the end of each year.

     If the health care cost trend rate assumptions were increased by 1%, the accumulated postretirement benefit obligation as of December 31, 1994, would increase by approximately $30. The effect of this increase on the sum of the service cost and interest cost components of net periodic postretirement benefit cost for 1994 would be $6.


                                15  SAVINGS PLAN

     Tredegar has a savings plan that allows eligible employees to voluntarily contribute a percentage of their compensation. Under the provisions of the plan, Tredegar matches a portion of the employee's contribution to the plan with shares of Tredegar common stock. Contributions by Tredegar in 1994, 1993 and 1992 amounted to $2,059, $2,146 and $1,818, respectively.

     Tredegar also has a non-qualified plan that restores matching benefits for employees suspended from the savings plan due to certain limitations imposed by income tax regulations. Tredegar's liability under this plan was $327 and $189 at December 31, 1994 and 1993, respectively.


                                16  INCOME TAXES

     Effective January 1, 1993, Tredegar adopted SFAS No. 109, "Accounting for Income Taxes," which requires use of the asset and liability method of accounting for deferred income taxes (see Note 1 on page 34). As permitted under the new standard, prior years' financial statements have not been restated. Deferred income taxes were determined under APB No. 11 for years prior to 1993.

     Income from continuing operations before income taxes and income taxes are as follows:

                                         1994        1993        1992
Income from continuing operations
  before income taxes:
   Domestic                           $ 2,346     $ 4,460     $13,307
   Foreign                              2,988       2,465       2,635
     Total                            $ 5,334     $ 6,925     $15,942

Current income taxes:
   Federal                            $ 8,375     $ 2,190     $ 5,423
   State                                1,622         759         919
   Foreign                                827       1,671         181
     Total                             10,824       4,620       6,523
Deferred income taxes:
   Federal                             (6,741)       (848)       (378)
   State                                 (424)       (197)       (222)
   Foreign                                258        (721)        502
   Adjustment for 1% increase
     in federal statutory rate              -         348           -
     Total                             (6,907)     (1,418)        (98)
     Total income taxes               $ 3,917     $ 3,202     $ 6,425


     The significant differences between the U.S. federal statutory rate and the effective income tax rate for continuing operations are as follows:

                                            Percent of Income From Continuing
                                             Operations Before Income Taxes
                                                1994      1993      1992
Income tax expense at federal statutory rate    35.0      35.0      34.0
Write-off of certain goodwill                   31.1         -       2.5
State taxes, net of federal income tax benefit  14.6       5.3       2.9
Research and development tax credit             (7.5)     (5.8)        -
Foreign Sales Corporation                       (6.6)     (3.1)     (3.6)
Adjustment of deferred income taxes for 1%
  increase in federal statutory rate               -       5.0         -
Goodwill amortization                            3.0       5.1       1.0
Other items, net                                 3.8       4.7       3.5
  Effective income tax rate                     73.4      46.2      40.3

     Deferred income taxes result from temporary differences between financial and income tax reporting of various items. The source of these differences and the tax effects for continuing operations were as follows:


                                         1994         1993      1992

Write-offs of certain goodwill
  and other intangibles               ($3,643)    $      -     $   -
Depreciation                           (3,472)      (2,002)    1,176
Divestitures, plant shutdowns
  and environmental accruals              778        1,229      (846)
Employee benefits                         169          309      (132)
Other items, net                         (739)        (954)     (296)
  Total                               ($6,907)     ($1,418)     ($98)

     Deferred tax liabilities and deferred tax assets as of December 31, 1994 and 1993, are as follows:

                                                             1994       1993

Deferred tax liabilities:
  Depreciation                                            $13,510    $16,982
  Pensions                                                  7,214      6,642
  Other                                                     1,348      2,442
     Total deferred tax liabilities                        22,072     26,066
Deferred tax assets:
  Employee benefits                                         8,302      7,899
  Allowance for doubtful accounts and sales returns         1,957      1,169
  Inventory                                                 1,651      1,441
  Environmental accruals                                    1,525      1,697
  Divestitures                                                673      1,279
  Alternative minimum tax credit carryforward                   -        524
  Other                                                     1,642        504
     Total deferred tax assets                             15,750     14,513
Net deferred tax liability                                $ 6,322    $11,553
Included in the balance sheet:
  Noncurrent deferred tax liabilities in excess of
    assets                                                $20,336    $23,108
  Current deferred tax assets in excess of liabilities     14,014     11,555
     Net deferred tax liability                           $ 6,322    $11,553



                               17  UNUSUAL ITEMS

     In 1994, unusual items totaling $16,494 include the write-off of certain Molded Products goodwill ($4,873) (see Note 8 on page 39), costs related to the closing of a Molded Products plant in Alsip, Illinois ($2,100), and the write-off of goodwill and other intangibles in APPX Software ($9,521) (see Note 8 on page 39).

     In 1993, unusual items totaling $452 include estimated costs related to the planned disposal of a Films Products plant in Flemington, New Jersey ($1,815), and the reorganization of corporate functions ($900), offset by a gain on the sale of a portion of Tredegar's investment in Emisphere ($2,263) (see Note 7 on page 38).

     In 1992, unusual items totaling $90 include the write-off of certain goodwill associated with the restructuring of Molded Products ($1,182), offset by the gain on the sale of a portion of Tredegar's investment in Emisphere ($1,092) (see Note 7 on page 38).


                               18  CONTINGENCIES

     Tredegar is involved in various stages of investigation and cleanup relating to environmental matters at certain of its plant locations. Where management has determined the nature and scope of any required environmental cleanup activity, estimates of cleanup costs have been obtained and accrued. As management continues its efforts to assure compliance with environmental laws
and regulations, additional contingencies may be identified.   If additional
contingencies are identified, it is management's practice to determine the nature and scope of such contingencies, obtain and accrue estimates of the cost of remediation, and begin remediation. While it is not possible to predict the course of ongoing environmental compliance activities, management does not currently believe that additional costs that could arise from such activities will have a material adverse effect on its financial position; however, such costs could have a material adverse effect on quarterly or annual operating results when resolved in a future period.

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


                              19  SUBSEQUENT EVENT

     On January 31, 1995, APPX Software announced a restructuring aimed at eliminating its operating losses. While new product development activities will be curtailed, APPX Software intends to continue to sell, maintain and support existing products.

     Tredegar expects to recognize a charge in the first quarter of 1995 ranging from $2,100 to $2,800 ($1,350 to $1,800 after income tax benefits) in connection with the restructuring. The restructuring charge includes estimated losses on the disposal of assets, severance costs and costs for the termination of leases and certain contracts.

     APPX Software incurred operating losses in 1994 of $4,712 ($3,127 after income tax benefits or $.30 per share) on revenues of $2,517. In addition, during the first quarter of 1994, Tredegar recognized a pretax charge of $9,521 in connection with the write-off of goodwill and other intangibles associated with APPX Software (see Note 8 on page 39).