Form 10-K, Exhibit 13
period 1995-12-31
TREDEGAR INDUSTRIES INC
filed 1996-03-25
CIK 850429

FINANCIAL REVIEW                                       TABLE OF CONTENTS


SIX-YEAR SUMMARY                                               20

SEGMENT TABLES                                                 22

SHAREHOLDER VALUE                                              25

RESULTS OF CONTINUING OPERATIONS                               26

FINANCIAL CONDITION                                            28

BUSINESS SEGMENT REVIEW                                        29

SELECTED QUARTERLY FINANCIAL DATA                              33

NOTES TO FINANCIAL TABLES                                      34

INDEPENDENT ACCOUNTANTS' & MANAGEMENT'S REPORTS                35

CONSOLIDATED STATEMENTS OF INCOME                              36

CONSOLIDATED BALANCE SHEETS                                    37

CONSOLIDATED STATEMENTS OF CASH FLOWS                          38

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY                 39

NOTES TO FINANCIAL STATEMENTS                                  40

SHAREHOLDER INFORMATION                                        52

SIX-YEAR SUMMARY
Tredegar Industries, Inc., and Subsidiaries



Years Ended December 31                                      1995       1994         1993      1992        1991      1990
(In thousands, except per-share data)
RESULTS OF OPERATIONS (a)(b):
Net sales                                                  $589,454    $502,208   $449,208   $445,229    $439,186   $505,884
Other income (expense), net                                    (669)       (296)      (387)       226         745        861

                                                            588,785     501,912    448,821    445,455     439,931    506,745

Cost of goods sold                                          490,510     419,823    379,286    370,652     373,429    450,843
Selling, general & administrative expenses                   48,229      47,978     47,973     48,130      49,764     54,457
Research and development expenses                             8,763       8,275      9,141      5,026       4,541      4,850
Interest expense (c)                                          3,039       4,008      5,044      5,615       7,489      7,101
Unusual items                                                   (78)(d)  16,494(e)     452(f)      90(g)      721(h)  32,915(i)

                                                            550,463     496,578    441,896    429,513     435,944    550,166

Income (loss) from continuing operations before income taxes 38,322       5,334      6,925     15,942       3,987    (43,421)
Income taxes                                                 14,269       3,917      3,202      6,425       1,468    (14,734)

Income (loss) from continuing operations (a)                 24,053       1,417      3,723      9,517       2,519    (28,687)
Income from discontinued operations (j)                           -      37,218      6,784      5,795       3,104      4,001

Net income (loss) before extraordinary item and cumulative
   effect of accounting changes                              24,053      38,635     10,507     15,312       5,623    (24,686)
Extraordinary item - prepayment premium on extinguishment
   of debt (net of tax)                                           -           -     (1,115)         -           -          -
Cumulative effect of accounting changes                           -           -        150          -           -          -

Net income (loss)                                          $ 24,053    $ 38,635   $  9,542   $ 15,312    $  5,623   $(24,686)


SHARE DATA (AFTER 3-FOR-2 STOCK SPLIT):
Earnings (loss) per common and dilutive common equivalent share:
   Continuing operations (a)                               $   1.80    $    .09   $    .23   $    .58    $    .15   $  (1.69)
   Discontinued operations (j)                                    -        2.40        .42        .36         .19        .24

   Before extraordinary item and cumulative effect of
     accounting changes                                        1.80        2.49        .65        .94         .34      (1.45)
   Net income (loss)                                           1.80        2.49        .59        .94         .34      (1.45)
Equity per share                                              14.00       12.74      10.35       9.94        9.19       9.01
Cash dividends declared per share                               .18         .16        .16        .16         .16        .16
Weighted average shares outstanding                          13,370      15,524     16,343     16,341      16,341     16,944
Shares outstanding at end of period                          12,176      13,488     16,343     16,341      16,341     16,341
Closing market price per share:
   High                                                       23.17       12.42      12.00      12.42        7.17      10.50
   Low                                                        11.58        9.33       8.33       6.67        4.25       4.67
   End of year                                                21.50       11.58      10.00      10.33        6.67       4.92
Total return to shareholders (k)                               87.2%       17.4%      (1.7)%     57.4%       38.8%     (52.0)%

FINANCIAL POSITION AND OTHER DATA:
Total assets                                                314,052     318,345    353,383    354,910     335,415    339,114
Working capital excluding cash and cash equivalents          54,504      53,087     62,064     56,365      60,341     70,890
Current ratio                                                 1.8:1       1.9:1      2.1:1      2.0:1       2.1:1      2.2:1
Cash and cash equivalents                                     2,145       9,036          -          -         500      2,290
Net assets of discontinued operations                             -           -     30,976     29,804      24,356     22,846
Debt                                                         35,000      38,000     97,000    101,500     100,000    100,000
Shareholders' equity                                        170,521     171,878    169,088    162,397     150,223    147,261
Ending capital employed for continuing operations (l)       203,376     200,842    235,112    234,093     225,367    222,125
Average capital employed for continuing operations (l)      202,109     217,977    234,603    229,730     223,746    230,136
EBITDA from continuing operations
   (excluding unusual items)(m)                              64,785      50,137     38,244     44,524      37,399     21,000
Unleveraged after-tax earnings from continuing operations
   (excluding unusual items)(a)(n)                           25,745      15,565      7,394     13,500       7,609        139
Return on average capital employed for continuing operations
   (excluding unusual items)(a)(o)                             12.7%        7.1%       3.2%       5.9%        3.4%       0.1%
Net debt (debt less cash and cash equivalents) as a % of
   net capitalization                                          16.2%       14.4%      36.5%      38.5%       39.8%      39.9%
Depreciation (continuing operations)                         23,256      23,491     23,117     21,963      24,089     23,641
Amortization of intangibles (continuing operations)             579       1,354      2,706        914       1,113        764
Capital expenditures (continuing operations)                 25,138      15,579     16,480     20,705      21,360     34,799
Acquisitions and other investments                            5,541       1,400      5,699     17,622      25,654          -
Gross margin as a % of net sales (continuing operations)       16.8%       16.4%      15.6%      16.8%       15.0%      10.9%
Effective income tax rate (continuing operations,
   excluding unusual items)(a)                                 37.0%       38.3%      41.5%      37.5%       37.0%      21.1%

Refer to Notes to Financial Tables on page 34.


SEGMENT TABLES
Tredegar Industries, Inc., and Subsidiaries


NET SALES
Segment                                1995            1994            1993            1992            1991            1990
(In thousands)
Plastics (p):
   Film Products and Fiberlux         $249,099        $200,151        $187,291        $193,772        $193,753        $176,705
   Molded Products (b)                  84,911          76,579          68,233          80,834          87,860         107,995

                                       334,010         276,730         255,524         274,606         281,613         284,700

Metal Products:
   Aluminum Extrusions                 221,657         193,870         166,465         150,524         143,398         193,347
   Brudi and plant shut down
       and business held
       for sale in 1990 (b)             31,834          28,891          24,225          20,099          14,175          27,837

                                       253,491         222,761         190,690         170,623         157,573         221,184

Technology (q)                           1,953           2,717           2,994               -               -               -

   Total (r)                          $589,454        $502,208        $449,208        $445,229        $439,186        $505,884



OPERATING PROFIT

Segment                                   1995            1994           1993           1992            1991            1990
(In thousands)
Plastics:
   Film Products and Fiberlux          $36,471         $35,676         $22,877         $26,573         $32,945         $20,311
   Molded Products (b)                   2,718          (2,484)           (228)          1,176          (9,307)         (8,908)
   Unusual items                         1,750(d)       (6,973)(e)      (1,815)(f)      (1,182)(g)        (721)(h)      (2,831)(i)

                                        40,939          26,219          20,834          26,567          22,917           8,572

Metal Products:
   Aluminum Extrusions                  16,777          11,311           7,964           4,180          (4,247)         (1,713)
   Brudi and plant shut down
       and business held
       for sale in 1990 (b)                222            (356)            177             513           1,870          (3,304)
   Unusual items                             -               -               -               -               -         (30,084)(i)

                                        16,999          10,955           8,141           4,693          (2,377)        (35,101)

Technology (q):
   Ongoing operations                   (6,030)         (8,888)         (9,704)         (1,865)              -               -
   Unusual items                        (1,672)(d)      (9,521)(e)       2,263(f)        1,092(g)            -               -

                                        (7,702)        (18,409)         (7,441)           (773)              -               -

Total operating profit (loss)           50,236          18,765          21,534          30,487          20,540         (26,529)
Interest expense                         3,039           4,008           5,044           5,615           7,489           7,101
Corporate expenses, net                  8,875           9,423           9,565(f)        8,930           9,064           9,791

Income (loss) from continuing
   operations before income taxes       38,322           5,334           6,925          15,942           3,987         (43,421)
Income taxes                            14,269           3,917           3,202           6,425           1,468         (14,734)

Income (loss) from continuing
   operations (a)                       24,053           1,417           3,723           9,517           2,519         (28,687)
Income from discontinued
   operations (j)                            -          37,218           6,784           5,795           3,104           4,001

Net income (loss) before
   extraordinary item and
   cumulative effect of
   accounting changes                  $24,053         $38,635         $10,507         $15,312         $ 5,623        $(24,686)


Refer to Notes to Financial Tables on page 34.


IDENTIFIABLE ASSETS

Segment                                1995            1994            1993            1992            1991            1990
(In thousands)

Plastics:
   Film Products and Fiberlux         $124,426        $115,310        $116,583        $119,915        $110,630        $ 98,716
   Molded Products (b)                  44,173         48,932           54,487          50,151          52,132          77,566

                                       168,599         164,242         171,070         170,066         162,762         176,282

Metal Products:
   Aluminum Extrusions                  80,955          89,406          89,498          93,365          95,000         116,391
   Brudi and business held
      for sale in 1990 (b)              28,510          30,538          30,956          28,744          26,416           5,238

                                       109,465         119,944         120,454         122,109         121,416         121,629

Technology (q)                           7,460           7,316          15,247          16,856           3,334             750

Identifiable assets                    285,524         291,502         306,771         309,031         287,512         298,661

Nonoperating assets held for sale (s)    6,057           5,018           3,605           4,330          13,600           8,670
General corporate                       22,471          21,825          12,031          11,745           9,947           8,937
Net assets of discontinued
   energy operations (j)                     -               -          30,976          29,804          24,356          22,846

   Total                              $314,052        $318,345        $353,383        $354,910        $335,415        $339,114




Depreciation and Amortization

Segment                                   1995            1994           1993            1992            1991            1990
(In thousands)
Plastics:
   Film Products and Fiberlux          $10,343        $  9,741         $10,026         $ 8,580         $ 7,847         $ 5,644
   Molded Products (b)                   5,055           5,956           5,289           5,416           7,835           7,958

                                        15,398          15,697          15,315          13,996          15,682          13,602

Metal Products:
   Aluminum Extrusions                   5,966           5,948           6,240           7,093           8,033           9,153
   Brudi and plant shut down
      and business held
      for sale in 1990 (b)               1,201           1,337           1,272           1,085             798           1,083

                                         7,167           7,285           7,512           8,178           8,831          10,236

Technology (q)                             789           1,293           2,311               -               -               -

   Subtotal                             23,354          24,275          25,138          22,174          24,513          23,838

General corporate                          481             570             685             703             689             567

   Total                               $23,835         $24,845         $25,823         $22,877         $25,202         $24,405



Refer to Notes to Financial Tables on page 34.


CAPITAL EXPENDITURES

Segment                                  1995            1994            1993            1992            1991            1990
(In thousands)

Plastics:
   Film Products and Fiberlux          $11,199        $  7,126         $ 6,575         $13,214         $10,055         $15,254
   Molded Products (b)                   6,553           2,988           3,235           2,441           2,897           8,891

                                        17,752          10,114           9,810          15,655          12,952          24,145

Metal Products:
   Aluminum Extrusions                   5,454           4,391           1,870           2,487           7,594           9,302
   Brudi and plant shut down
      and business held for
      sale in 1990 (b)                     807             606             516             833             391             207

                                         6,261           4,997           2,386           3,320           7,985           9,509

Technology (q)                             894             277           1,844           1,414               -               -

   Subtotal                             24,907          15,388          14,040          20,389          20,937          33,654
General corporate                          231             191           2,440             316             423           1,145

   Total capital expenditures           25,138          15,579          16,480          20,705          21,360          34,799

Acquisitions and other
   investments                           5,541           1,400           5,699          17,622          25,654               -

   Total capital expenditures,
      acquisitions and
      investments                      $30,679         $16,979         $22,179         $38,327         $47,014         $34,799




Refer to Notes to Financial Tables on page 34.

[insert graphs here]

NET SALES
BY SEGMENT
$ millions


           1995    1994     1993    1992     1991    1990
           589.5    502.2   449.2    445.2   439.2   505.9




OPERATING PROFIT
BY SEGMENT
$ millions


           1995    1994     1993    1992     1991    1990
           50.2    18.8     21.5    30.5     20.5    (26.5)


IDENTIFIABLE ASSETS
BY SEGMENT
$ millions


           1995    1994     1993    1992     1991    1990
           285.5   291.5    306.8   309      287.5   298.7



DEPRECIATION & AMORTIZATION
BY SEGMENT
$ millions


           1995    1994     1993    1992     1991    1990
           23.4    24.3     25.1    22.2     24.5    23.8



CAPITAL EXPENDITURES
BY SEGMENT
$ millions


           1995    1994     1993    1992     1991    1990
           24.9    15.4     14      20.4     20.9    33.7

SHAREHOLDER VALUE

Tredegar's primary objective is to enhance shareholder value. The ultimate measure of value creation is total return on common stock. During 1995, the total return on Tredegar's common stock was 87.2%. This compares favorably to the total return for the S&P SmallCap 600(Registration Mark) Index in which Tredegar is included.

         Key operational value drivers affecting total return include sales growth rate, operating profit margin, income tax rate, and fixed and working capital investment. Tredegar attributes its favorable total return in 1995 primarily to an increase in profits and cash flow in Aluminum Extrusions and Film Products, improved results in Molded Products, Brudi and APPX Software, and accretion in earnings per share due to stock repurchases.

         Tredegar's value creation efforts also link pay to performance, primarily through the issuance of bonuses and stock options. The charts on this page depict the relationship between CEO pay, incentives and selected performance measures. Additional information on compensation paid to Mr. Gottwald is included in Tredegar's 1996 proxy statement.

         In addition to cash compensation, Mr. Gottwald was granted the following stock options:

                              Number of                   Per-Share
Year                           Options               Exercise Price

1989                            47,850                      $11.14
1992                            45,000                        8.09
1994                            33,750                       10.09
                                22,500                       16.00
1995                            22,500                       12.50


The per-share exercise price of the stock options was equal to or greater than the market price of Tredegar common stock on the date of grant.


TOTAL CASH COMPENSATION
JOHN D. GOTTWALD
PRESIDENT AND CEO
$ thousands

                1995    1994    1993   1992    1991    1990   1989
                458      423    365     384    324     283     385




RETURN ON AVERAGE
CAPITAL EMPLOYED
Continuing Operations
Excluding unusual items
as a percentage

                1995      1994       1993     1992    1991     1990
                12.7      7.1        3.2     5.9      3.4      .1


CUMULATIVE TOTAL RETURN
Based on investment of $100
Beginning December 31, 1990
dollars



                                   1995    1994    1993    1992    1991    1990
Tredegar                            475     254     216     219     139     100
S&P 500                             215     157     155     140     130     100
S&P Manufacturing
   (Diversified Ind.) Index         235     167     161     133     123     100
S&P SmallCap 600                    264     203     213     180     148     100
  Tredegar is included in the
    S&P SmallCap 600

RESULTS OF CONTINUING OPERATIONS

1995 SUMMARY

The following analysis refers to Tredegar's continuing operations.

         On September 28, 1995, Tredegar's Board of Directors declared a three-for-two stock split payable on January 1, 1996, to shareholders of record on December 8, 1995. Accordingly, all historical references to the number of shares, per-share amounts, stock option data and market prices of Tredegar's common stock have been restated to reflect the split. As a result of the stock split, Tredegar's regular cash dividend of six cents per share will be paid on 50% more shares than previous dividends, thereby increasing the cash payout to shareholders by 50%.

         Net income from continuing operations in 1995 was $24.1 million or $1.80 per share, compared with $1.4 million or 9 cents per share in 1994. Results for 1995 and 1994 include several unusual items that affect comparability between periods as well as operating results of businesses held for sale.

         Excluding the after-tax effects of unusual items, which are described in the next section of this report, net income from continuing operations was $24.1 million or $1.80 per share, up significantly from $13.5 million or 87 cents per share in 1994. The increase was due primarily to higher profits in Aluminum Extrusions and Film Products, improved results in Molded Products, Brudi and APPX Software, and accretion in earnings per share due to stock repurchases.

         During July and August of 1995, Tredegar announced that it was exploring the sale of Molded Products and Brudi. These divestitures could be completed in the first half of 1996. Tredegar anticipates investing related proceeds on a short-term basis until other opportunities, in existing businesses or elsewhere, are identified.

         The net sales, ongoing operating profit, identifiable assets, depreciation and amortization and capital expenditures of Molded Products and Brudi have been disclosed separately in the segment tables on pages 22-24 (Molded Products is part of the Plastics segment and Brudi is part of the Metal Products segment). Additional information on the combined results of operations and net assets of these businesses is provided in Note 2 on page 42.

         Excluding the after-tax results of Molded Products and Brudi and the after-tax effects of unusual items, net income from continuing operations during 1995, 1994 and 1993 was $23 million ($1.72 per share), $16.2 million ($1.05 per share) and $5.4 million (33 cents per share), respectively.


     UNUSUAL ITEMS

Unusual income (net) affecting continuing operations in 1995 totaled $78,000 ($41,000 after income taxes) and included:

     (bullet) A third-quarter gain of $728,000 ($451,000 after taxes) on the sale of Regal Cinema shares

     (bullet) A first-quarter charge of $2.4 million ($1.6 million after taxes) related to the restructuring of APPX Software

     (bullet) A first-quarter recovery of $1.8 million ($1.1 million after taxes) in connection with a Film Products product liability lawsuit

Unusual charges affecting continuing operations in 1994 totaled $16.5 million ($12.1 million after taxes) and included:

     (bullet) A third-quarter charge of $4.9 million ($3.1 million after taxes) for the write-off of certain Molded Products goodwill

     (bullet) A third-quarter charge of $2.1 million ($1.3 million after taxes) for the shutdown of a Molded Products plant in Alsip, Illinois

     (bullet) A first-quarter charge of $9.5 million ($7.6 million after taxes) for the write-off of goodwill and other intangibles in APPX Software

The goodwill write-off in Molded Products in 1994 resulted from continued disappointing results in certain lines of business. The plant closing relates to the transfer of business to a new Molded Products facility in Graham, North Carolina, as well as other Molded Products facilities, in an effort to reduce costs while improving service to customers in the Eastern United States. During 1995, Molded Products' operating performance improved significantly due primarily to substantially higher sales volume and related margins (for further discussion, see the business segment review beginning on page 29).

         The write-off in APPX Software in 1994 is the result of management's determination that income generated by the acquired products would not be sufficient to recover the unamortized costs associated with the intangible software assets purchased by Tredegar in December 1992. In addition, in the first quarter of 1995, APPX Software was restructured in an effort to eliminate its operating losses, which were $478,000 in the first quarter of 1995 and $4.7 million in 1994. While new product development activities have been curtailed, APPX Software continues to sell, maintain and support existing products. For the post-restructuring period April 1 to December 31, 1995, APPX Software had an operating profit of $382,000.

1995 VERSUS 1994

         REVENUES

Net sales increased 17.4% in 1995 due primarily to higher selling prices in Film Products and Aluminum Extrusions, reflecting higher raw material costs. Higher sales volume in Molded Products, Film Products and Brudi also contributed to the increase. Aluminum Extrusions sales volume declined 3.1% during 1995. For further discussion, see the business segment review on pages 29-32.

         OPERATING COSTS AND EXPENSES

The gross profit margin increased to 16.8% in 1995 from 16.4% in 1994 due to higher volume in Molded Products, ongoing cost and quality improvements in Aluminum Extrusions and the restructuring of APPX Software, partially offset by startup costs at Molded Products' new facility in Graham, North Carolina, and lower margins in Film Products. Lower margins in Film Products were due to higher resin prices, startup costs associated with nonwoven film laminate backsheet production and costs incurred (which were anticipated) to upgrade the Argentine business acquired in March 1995.

         Selling, general and administrative expenses increased by less than 1% in 1995 due primarily to the acquisition in Argentina and a $700,000 charge associated with stock appreciation rights, partially offset by reductions at APPX Software and Molded Products, lower bad debt expenses and commissions at Aluminum Extrusions, lower corporate services costs and lower pension expense for salaried employees. As a percentage of sales, selling, general and administrative expenses declined to 8.2% in 1995, compared with 9.6% a year ago.

         Research and development expenses increased 5.9% compared with 1994 due to higher spending at Film Products and Molecumetics, partially offset by the curtailment of product development spending at APPX Software.

         Unusual income (net) totaling $78,000 in 1995 is described on page 26.

         INTEREST EXPENSE

Interest expense for continuing operations decreased 24.2% due to lower average debt levels resulting from the paydown of variable-rate debt in 1994 with proceeds from the divestiture of the Energy segment. The average interest rate on debt outstanding was 7.2% in 1995 (primarily fixed-rate debt) and 6.2% in 1994 (a mix of fixed- and floating-rate debt). Average consolidated debt outstanding during 1995 declined to $38.3 million, down from $61.6 million in 1994. Interest expense of $337,000 was allocated to discontinued energy operations in 1994.

         INCOME TAXES

The effective tax rate for continuing operations (excluding unusual items) decreased to 37% in 1995, compared with 38.3% for 1994. The decrease was due mainly to a lower effective state income tax rate. See Note 16 on page 48 for additional tax rate information.



1994 VERSUS 1993

         REVENUES

Net sales from continuing operations increased 11.8% in 1994 due primarily to higher sales in Aluminum Extrusions and Film Products, and the inclusion of Polestar's full-year results. Polestar, acquired in July 1993, is an injection molder of medical and electronic components. Sales for Brudi and Fiberlux also increased. For further discussion, see the business segment review on pages 29-32.

         OPERATING COSTS AND EXPENSES

The gross profit margin in 1994 was 16.4%, up from 15.6% in 1993. Higher volume and improved capacity utilization in Aluminum Extrusions and Film Products, and the inclusion of Polestar's full-year results, were the primary drivers of this improvement.

         Selling, general and administrative expenses were virtually unchanged due to ongoing cost reduction efforts, despite normal inflation of 3%-4%.

         Research and development expenses decreased 9.5% due to lower spending in Film Products, partially offset by higher spending in Molecumetics.

         Unusual charges totaling $16.5 million in 1994 are described on page 26.

         INTEREST EXPENSE

Interest expense has been allocated between continuing operations and discontinued operations based on relative capital employed (see Note 19 on page
51). Interest expense for continuing operations decreased 20.6% due to lower debt levels, partially offset by higher interest rates. The weighted average interest rate on consolidated debt outstanding during 1994 was 6.2% compared with 5.6% in 1993. Average consolidated debt outstanding during 1994 declined 35.7% to $61.6 million, down from $95.8 million in 1993. Divestiture proceeds and cash generated by operating activities were used to achieve this significant debt reduction. Interest expense of $337,000 and $653,000 was allocated to discontinued operations in 1994 and 1993, respectively.

         INCOME TAXES

The effective tax rate for continuing operations (excluding unusual items) decreased to 38.3% in 1994 from 41.5% in 1993. The higher rate in 1993 was due primarily to the combined effects of non-deductible goodwill amortization and relatively low income. See Note 16 on page 48 for additional tax rate information.

FINANCIAL CONDITION

         ASSETS

Tredegar's total assets at December 31, 1995, were $314.1 million, a decrease of $4.3 million from December 31, 1994. The decrease is due primarily to a decrease in cash and cash equivalents (see cash flow discussion below) and improved accounts receivable and inventory turnover, partially offset by the acquisition of a films business in Argentina and the deferral of costs for razing the films plant in Fremont, California, in anticipation of the sale of the land. Capital expenditures of $25.1 million exceeded depreciation by $1.9 million.

         LIABILITIES

Total liabilities decreased by $2.9 million to $143.5 million while the ratio of current assets to current liabilities was 1.8 to 1 at December 31, 1995, compared with 1.9 to 1 at December 31, 1994. Debt decreased from $38 million at December 31, 1994, to $35 million at December 31, 1995, and consisted of a $35 million, 7.2% note maturing in June 2003 (annual principal payments of $5 million will begin in 1997). On September 7, 1995, Tredegar replaced its two revolving credit facilities dated August 18 and 19, 1994, with one new, five-year facility that permits borrowings of up to $275 million (no amounts borrowed at December 31, 1995 - see Note 10 on page 44 for further information on debt agreements). Net debt (debt less cash and cash equivalents) as a percentage of net capitalization was 16.2% at December 31, 1995, compared with 14.4% at December 31, 1994.

         SHAREHOLDERS' EQUITY

On May 15, 1995, Tredegar completed a "Dutch Auction" tender offer, repurchasing 964,196 shares (post-split basis) of its common stock for approximately $15 million, or $15.53 per share. During the fourth quarter of 1995, Tredegar purchased an additional 533,100 shares in open market transactions at prices ranging from $18.67 to $20 per share. During 1995, in aggregate, Tredegar purchased 1,497,296 shares of its common stock for $25.5 million, or $17.06 per share. During 1994, in aggregate, Tredegar purchased 2,865,359 shares for $34.1 million, or $11.90 per share. Since becoming an independent company in 1989, Tredegar has purchased a total of 6.1 million shares, or 34% of its originally outstanding common stock, for $74.2 million. Under a standing authorization from its board of directors, Tredegar may purchase an additional one million shares in the open market or in privately negotiated transactions at prices management deems appropriate.

         At December 31, 1995, Tredegar had 12,176,295 shares of common stock outstanding and a total market capitalization of $261.8 million, compared with 13,488,387 shares outstanding at December 31, 1994, and a total market capitalization of $156.2 million.

         CASH FLOWS

Net cash provided by continuing operating activities in excess of capital expenditures and dividends increased to $22.2 million in 1995 from $21 million in 1994 due primarily to improved operating results, partially offset by higher capital expenditures (see business segment review on pages 29-32 for further information). This excess cash combined with the $9 million cash and cash equivalents balance at December 31, 1994, and cash from property disposals and other sources ($4.9 million), was used to fund a films acquisition in Argentina ($3.6 million), repay amounts borrowed to fund the Dutch Auction ($15 million), fund additional share repurchases ($10.5 million), fund technology-related investments in which Tredegar's ownership is less than 20% ($1.9 million) and repay other borrowings ($3 million), leaving $2.1 million of cash and cash equivalents at December 31, 1995.

         Overall cash and cash equivalents increased $9 million in 1994 over 1993. The major sources of cash during 1994 were the divestiture of The Elk Horn Coal Corporation ($67.5 million after minority interest and transaction costs); cash from continuing operating activities in excess of capital expenditures and dividends ($21 million) (see business segment review on pages 29-32 for further information); cash from discontinued operating activities in excess of capital expenditures ($3.5 million, including $8 million from the liquidation of coal trading working capital and income taxes paid on divestiture gains); proceeds from the sale of Tredegar's remaining oil and gas properties ($8 million); and proceeds from other property disposals ($3.5 million) related primarily to facilities previously shut down. Cash was used primarily to repay debt ($59 million), to repurchase shares of Tredegar common stock ($34.1 million), and for technology-related investments in which Tredegar's ownership is less than 20% ($1.4 million).

CASH FLOWS AND CAPITAL EXPENDITURES
FROM CONTINUING OPERATIONS
$ millions



                            1995    1994    1993    1992    1991    1990
Gross Cash Flow             47.9    38.3    30.1    32.9    28.2    20.1
Capital Expenditures        25.1    15.6    16.5    20.7    21.4    34.8

*Net income from continuing operations excluding unusual items plus depreciation and amortization.

     In 1993, overall net cash provided by consolidated operating activities exceeded net cash used in consolidated investing activities by $7.9 million. The excess cash was sufficient to pay dividends of $3.3 million and to repay $4.5 million of debt.

     Normal operating cash requirements over the next 3-5 years are expected to be met from continuing operations. Tredegar expects that proceeds from the possible divestiture of Molded Products and Brudi will be invested on a short-term basis until other opportunities, in existing businesses or elsewhere, are identified. The amount and timing of any additions to capital will depend on Tredegar's specific cash requirements and the cost of such capital.

         OTHER

Tredegar has two stock option plans whereby stock options may be granted to purchase a specified number of shares of Tredegar common stock at a price not less than the fair market value on the date of grant and for a term not to exceed 10 years. In addition to the stock options, recipients may also be granted stock appreciation rights ("SARs") and restricted stock. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," was issued in October 1995 and allows companies to either (i) use existing methods to account for stock-based compensation arrangements with additional pro forma disclosures of the fair value-based method or (ii) adopt the statement's fair value-based method. Tredegar will adopt the new standard in 1996 and has elected to use existing methods with pro forma disclosures of the fair value-based method.


BUSINESS SEGMENT REVIEW

         PLASTICS SEGMENT

The Plastics segment is composed of the Film Products division, Tredegar Molded Products Company and Fiberlux, Inc. Film Products and Molded Products manufacture a wide range of products, including specialty films, injection-molded products and custom injection molds. Broad application for these products is found in films for packaging, medical, industrial, agricultural and disposable personal hygiene products, including diapers, and in molded products for industrial, household, personal care, medical and electronic products. Fiberlux produces vinyl extrusions for windows and patio doors. Products are produced at various locations throughout the United States and are sold both directly and through distributors. Tredegar also has films plants located in the Netherlands, Brazil and Argentina, where it produces films primarily for the European and Latin American markets.

         During July 1995, Tredegar announced that it was exploring the sale of Molded Products. See Note 2 on page 42 for further discussion.

         Film Products is one of the largest U.S. suppliers of embossed and permeable films for disposable personal products. In each of the last three years, this class of products accounted for more than 30% of the consolidated revenues of Tredegar.

         Film Products supplies embossed films and nonwoven film laminates (cloth-like) for use as backsheet in such disposable products as baby diapers and adult incontinent products, feminine hygiene products and hospital underpads. Film Products' primary customer for embossed films and nonwoven film laminates for backsheet is the Procter & Gamble Company ("P&G"), the leading global disposable diaper manufacturer.

         Film Products also supplies permeable films to P&G for use as liners in feminine hygiene products, adult incontinent products and hospital underpads. In addition, P&G purchases molded plastic products from Molded Products. P&G and Tredegar have had a successful, long-term relationship based on cooperation, product innovation and continuous process improvement. The loss or significant reduction of business associated with P&G would have a material adverse effect on Tredegar's business.

         Pages 2-3 and 8-11 provide further information on Plastics segment products and markets.

PLASTIC SALES
$ millions
                                1995    1994    1993    1992    1991    1990
Films Products and Fiberlux    249.1   200.2   187.3   193.8   193.8   176.7
Molded Products                 84.9    76.6    68.2    80.8    87.9   108

PLASTICS OPERATING PROFIT
Excluding Unusual Items
$ millions
                              1995    1994    1993    1992    1991    1990
Films Products and Fiberlux   36.5    35.7    22.9    26.6    32.9    20.3
Molded Products                2.7    (2.5)    (.2)    1.2    (9.3)   (8.9)

         SALES

Tredegar Film Products sales improved in 1995 due primarily to higher selling prices, which were driven by higher raw material costs. Sales also increased during 1995 as a result of the acquisition in March 1995 of a films business in Argentina, higher permeable films volume in Europe, higher films volume in Brazil and higher domestic diaper backsheet film volume. Film Products sales improved in 1994 due to higher domestic backsheet and permeable films volume, partially offset by the exit in early 1994 from the conventional films business. Higher volumes in industrial films and in foreign operations also contributed to the improvement in sales in 1994. While selling prices began increasing at year-end due to higher raw material costs, average prices for 1994 were relatively flat.

         Tredegar Molded Products sales increased by 10.9% in 1995 due to higher volume from new product promotions by its major customers and higher sales of existing products. Molded Products sales increased in 1994 due to the inclusion of Polestar for 12 months in 1994 versus 5 months in 1993. Packaging, industrial and tooling sales were virtually unchanged from 1993 levels.

         Fiberlux sales declined slightly in 1995 due to the divestiture in October 1995 of its fabrication business and the delay in the introduction of a new patio door. Fiberlux sales increased in 1994 due to improved building and construction markets and new product introductions.



         OPERATING PROFIT

Excluding unusual items (see page 26), Plastics segment operating profit increased 18.1% over 1994 due primarily to higher volume and related margins in Molded Products, higher permeable films volume in Europe, higher films volume in South America, and higher domestic backsheet films volume, partially offset by startup costs at Molded Products' new facility in Graham, North Carolina, lower films margins due to higher resin prices, startup costs associated with nonwoven film laminate (cloth-like) backsheet production and costs incurred (which were anticipated) to upgrade the Argentine films operation acquired in March 1995. Fiberlux profits declined due to lower volume and margins.

         Excluding unusual items (see page 26), Plastics segment operating pro fit increased 46.5% in 1994 over 1993 due primarily to higher diaper backsheet and permeable films volume, resulting in greater capacity utilization and higher margins. Industrial films, Polestar and Fiberlux also contributed to the improvement in operating results. Cost reduction programs were another important performance driver.

         IDENTIFIABLE ASSETS

Identifiable assets in Film Products and Fiberlux increased to $124.4 million in 1995 from $115.3 million in 1994 due primarily to the acquisition of the Argentine films business, expansion of permeable film capacity in Europe and Brazil, and capital additions in the fourth quarter for new nonwoven film laminate capacity. Identifiable assets in Molded Products declined by $4.7 million in 1995 compared with 1994 due to improved accounts receivable and inventory turnover, partially offset by higher net property, plant and equipment resulting from the new Graham, North Carolina, facility.

         Plastics segment assets decreased $6.8 million in 1994 due primarily to depreciation in excess of capital expenditures, the third-quarter write-off of certain Molded Products goodwill, and the writedown of the Molded Products plant in Alsip to estimated net realizable value, partially offset by higher accounts receivable and inventories supporting higher sales.

PLASTICS SEGMENT
IDENTIFIABLE ASSETS
$ millions
                              1995    1994    1993    1992    1991    1990
Film Products and Fiberlux   124.4   115.3   116.6   119.9   110.6    98.7
Molded Products               44.2    48.9    54.5    50.2    52.1    77.6

(Insert Graph Here)

PLASTICS SEGMENT
DEPRECIATION & AMORTIZATION
AND CAPITAL EXPENDITURES
$ millions

                              1995    1994    1993    1992    1991    1990
Depreciation and Amortization
Film Products and Fiberlux    10.3     9.7    10.0     8.6     7.8     5.6
Molded Products                5.1     5.9     5.3     5.4     7.8     8.0

Capital Expenditures
Film Products and Fiberlux    11.2     7.1     6.6    13.2    10.1    15.3
Molded Products                6.6     3.0     3.2     2.4     2.9     8.9

(Insert Graph Here)


DISPOSABLE FILMS VOLUME
DOMESTIC VS. INTERNATIONAL

Percentage of total
pounds shipped
                           1995    1994    1993    1992    1991    1990
United States & Canada     54.9    60.5    64.5    69.0    73.9    79.6
International              45.1    39.5    35.5    31.0    26.1    20.4

(Insert Graph Here)

         DEPRECIATION, AMORTIZATION AND CAPITAL EXPENDITURES

Depreciation and amortization for Film Products and Fiberlux increased to $10.3 million in 1995 from $9.7 million in 1994 due to higher depreciation of blown film machinery and equipment, the acquisition of the Argentine films business and expansion of permeable film capacity in Europe. Higher capital expenditures in Film Products and Fiberlux in 1995 reflect the expansion of permeable film capacity in Europe and Brazil, and capital additions in the fourth quarter for new nonwoven film laminate capacity. Depreciation and amortization in Molded Products decreased by $901,000 in 1995 to $5.1 million due to full depreciation of certain machinery and equipment and lower combined depreciation from the gradual shutdown of the Alsip, Illinois, facility and the startup of the new Graham, North Carolina, facility. Capital expenditures in Molded Products increased by $3.6 million in 1995 over 1994 due to the new Graham facility.

         Depreciation and amortization increased 2.5% in 1994 as higher depreciation at the films plant in Tacoma, Washington, and a full year of depreciation at Polestar were partially offset by the effects of plant closings. Plastics segment capital spending increased 3.1% in 1994 due to the upgrade of two extrusion lines in Tacoma, capacity expansions at Polestar, and machine upgrading and replacement at other Molded Products facilities.

         METAL PRODUCTS SEGMENT

The Metal Products segment is comprised of the Aluminum Extrusions business and Brudi, Inc. Aluminum Extrusions produces soft alloy aluminum extrusions for sale directly to fabricators and distributors that serve primarily the building and construction industry, as well as transportation and consumer durables markets. Brudi, acquired by Tredegar in April 1991, produces steel attachments and uprights for sale primarily to dealers and original equipment manufacturers of forklift trucks. During August 1995, Tredegar announced that it is exploring the sale of Brudi. See Note 2 on page 42 for further discussion.

         Pages 2-3 and 12-15 provide further information on Metal Products segment products and markets.

METAL PRODUCT
SALES
$ millions

                          1995     1994     1993     1992     1991     1990
Aluminum Extrusions      221.7    193.9    166.5    150.5    143.4    193.3
Brudi and plant shut
down and business held
for sale in 1990          31.8     28.9     24.2     20.1     14.2     27.8

(Insert Graph Here)

METAL PRODUCTS
OPERATING PROFIT
Excluding Unusual Items
$ millions
                              1995    1994    1993    1992    1991     1990
Aluminum Extrusions           16.8    11.3     8.0     4.2    (4.2)    (1.7)
Brudi and plant shut
down and business held
for sale in 1990                .2     (.4)     .2      .5     1.9     (3.3)

METAL PRODUCTS SEGMENT
IDENTIFIABLE ASSETS
$ millions
                           1995    1994    1993    1992    1991     1990
Aluminum Extrusions        81.0    89.4    89.5    93.4    95.0    116.4
Brudi and business held
for sale in 1990           28.5    30.5    31.0    28.7    26.4      5.2

         SALES

Metal Products sales increased 13.8% during 1995 due primarily to higher average prices in Aluminum Extrusions, reflecting higher average aluminum costs. Volume declined in Aluminum Extrusions during 1995 by approximately 3.1%. Brudi sales increased by 10.2% in 1995 due primarily to higher forklift attachment sales in the U.S.

         Metal Products sales increased 16.8% in 1994 over 1993 due to higher volume and higher sales prices in Aluminum Extrusions. Improved economic conditions in construction and automotive markets enabled Tredegar's extrusions plants to operate at near-capacity levels. Selling prices and raw material costs increased significantly during 1994. Increased levels of secondary operations (cutting, drilling, etc.) also contributed to the sales improvement. Brudi's sales also increased over 1993, reflecting an increase in overall forklift truck sales.

         OPERATING PROFIT

Metal Products operating profit increased by 55.2% in 1995 due primarily to ongoing cost and quality improvements in Aluminum Extrusions. Economic conditions in key construction markets continue to put pressure on selling prices and margins. Brudi operating results improved from higher U.S. forklift attachment sales, a reduction in inventory obsolescence charges and a lower provision for doubtful accounts.

     Driven by an 8.8% increase in Aluminum Extrusions volume, Metal Products operating profit increased 34.6% in 1994. Brudi's operating profit declined due to lower margins and an increase in its provision for doubtful accounts, partially offset by lower selling, general and administrative expenses relative to sales.

         IDENTIFIABLE ASSETS

Identifiable assets in Metal Products declined to $109.5 million from $120 million due primarily to tightened credit policies, resulting in a significant reduction in average days sales outstanding.

     Identifiable assets in Metal Products decreased in 1994 due to depreciation in excess of capital spending and better management of inventories, partially offset by higher receivables to support higher sales levels.

         DEPRECIATION, AMORTIZATION AND CAPITAL EXPENDITURES

Depreciation and amortization in 1995 for Aluminum Extrusions and Brudi remained consistent with 1994 levels. Higher capital expenditures in Aluminum Extrusions in 1995 (up $1.1 million or 24.2%) were due primarily to the initial phase of a modernization program to upgrade certain areas of the Newnan, Georgia, facility and the purchase of 13 trailers for the delivery of product. Future capital expenditures for the Newnan facility modernization program are expected to be approximately $4.2 million, most of which will be spent in 1996. This program is expected to improve productivity at the plant as well as reduce scrap and sales returns.

     Capital expenditures increased to $5 million in 1994 from $2.4 million in 1993, and consisted of ongoing fixed capital programs that are necessary to support current operating levels.

METAL PRODUCTS SEGMENT
DEPRECIATION & AMORTIZATION
AND CAPITAL EXPENDITURES
$ millions
                                   1995  1994  1993  1992  1991  1990
Depreciation and Amortization
Aluminum Extrusions                 6.0   6.0   6.2   7.1   8.0   9.2
Brudi and plant shut
down and business held for
sale in 1990                        1.2   1.3   1.3   1.1   0.8   1.1

Capital Expenditures
Aluminum Extrusions                 5.5   4.4   1.9   2.5   7.6   9.3
Brudi and plant shut
down and business held for
sale in 1990                        0.8   0.6   0.5   0.8   0.4   0.2


(Insert graph here)

COMMERCIAL CONSTRUCTION
$ billions

                                  1996F   1995   1994   1993  1992  1991   1990
                                   61.8   58.9   52.7   46.9  44.5  54.1   71.7
Source: Cahners Building and Construction Market Forecast

(Insert graph here)

HOUSING STARTS
Millions of Units
                                  1996F   1995   1994   1993   1992  1991  1990
                                   1.36   1.35   1.45   1.29   1.20  1.01  1.19
Source: Blue Chip Economic Indicators

(Insert graph here)

AUTOMOBILE
AND LIGHT TRUCK SALES
Millions of Units
                                  1996F   1995   1994   1993   1992  1991  1990
                                   14.8   14.8   15.4   14.2   13.1  12.7  14.2
Source: Bureau of Economic Analysis

(Insert graph here)


         TECHNOLOGY SEGMENT

The Technology segment is comprised primarily of Molecumetics, which conducts drug discovery research using synthetic chemistry techniques (additional information on Molecumetics is provided on pages 16-17), APPX Software, a supplier of flexible software development environments and business applications software, and certain technology-related investments in which Tredegar's ownership is less than 20% (see Note 7 on page 43 for additional information on these investments).

         Technology segment sales consist primarily of revenues from APPX Software. Technology operating losses (excluding unusual items) declined $2.9 million in 1995 due to the restructuring of APPX Software in the first quarter of 1995, partially offset by higher spending on research and development at Molecumetics and a $694,000 write-off of a medical technology investment. The Technology segment generated operating losses (excluding unusual items) of $8.9 million in 1994 and $9.7 million in 1993.

         Technology segment identifiable assets increased to $7.5 million in 1995 from $7.3 million in 1994 due to the expansion of Molecumetics' research lab in Bellevue, Washington, and additional technology investments of $1.9 million, partially offset by the disposal of Tredegar's investment in Regal Cinema (see unusual items on page 26), the $694,000 write-off of a medical technology investment and the downsizing of APPX Software. Depreciation and amortization declined in 1995 to $789,000 from $1.3 million in 1994 due to the write-off at the end of the first quarter of 1994 of goodwill and other intangibles in APPX Software.

         Technology segment identifiable assets and depreciation and amortization decreased in 1994 compared with 1993 due primarily to the first-quarter write-off of goodwill and other intangibles in APPX Software. Technology segment identifiable assets in 1994 also reflect technology-related investments of $1.4 million. The 1993 depreciation and amortization primarily relates to the amortization of APPX Software intangibles acquired in December 1992.

SELECTED QUARTERLY FINANCIAL DATA

Tredegar Industries, Inc., and Subsidiaries



(In thousands, except per-share amounts)                                 First          Second           Third          Fourth
(Unaudited)                                                            Quarter         Quarter         Quarter         Quarter
1995

Net sales                                                             $151,083        $149,682        $145,955        $142,734
Gross profit                                                            23,078          25,352          24,149          26,365
Operating profit                                                        10,315          13,506          13,428          12,987
Net income (t)                                                           4,445           6,074           6,626           6,908
Earnings per common and dilutive
   common equivalent share (t)                                             .33             .45             .50             .53
Shares used to compute earnings per common
   and dilutive common equivalent share                                 13,512          13,445          13,202          12,981

1994

Net sales                                                             $120,994        $122,913        $132,191        $126,110
Gross profit                                                            18,744          20,229          21,728          21,684
Operating profit (loss)                                                 (1,239)          8,466           2,918           8,620
Income (loss) from continuing operations (t)                            (5,093)          3,074            (278)          3,714
Income from discontinued operations (j)                                  8,693           1,772          26,753               -

Net income                                                               3,600           4,846          26,475           3,714
Earnings (loss) per share:
   Continuing operations (t)                                              (.31)            .19            (.02)            .27
   Discontinued operations (j)                                             .53             .11            1.68               -

   Net income                                                              .22             .30            1.66             .27
Shares used to compute earnings per share                               16,344          16,083          15,885          13,808


Refer to Notes to Financial Tables on page 34.


QUARTERLY EARNINGS PER SHARE
Continuing Operations
Dollars

(Insert graph here)

                       Earnings Per Share             Earnings Per Share
                     Excluding Unusual Items              As Reported
1994
  1st Qtr.              .15                                    (.31)
  2nd Qtr.              .19                                     .19
  3rd Qtr.              .26                                    (.02)
  4th Qtr.              .27                                     .27

1995
  1st Qtr.              .36                                     .33
  2nd Qtr.              .45                                     .45
  3rd Qtr.              .47                                     .50
  4th Qtr.              .53                                     .53

NOTES TO FINANCIAL TABLES
(In thousands, except per-share amounts)

(a) Income (loss) and earnings (loss) per share from continuing operations, adjusted for unusual items affecting the comparability of operating results between years as well as operating results of businesses held for sale, are presented below:


                                                                       1995      1994       1993      1992      1991      1990
Income (loss) from continuing operations as reported                  $24,053    $ 1,417    $3,723    $ 9,517   $2,519   $(28,687)
After-tax effects of unusual items related to continuing operations:
   Unusual charges, net (d-i)                                              41     12,051       246        502      447     24,424
   Impact on deferred taxes of 1% increase in federal income tax rate       -          -       348          -        -          -

Income (loss) from continuing operations as adjusted for unusual
   items                                                               24,094     13,468     4,317     10,019    2,966     (4,263)

Income (loss) from Molded Products and Brudi as adjusted for unusual
   items (b)                                                            1,128     (2,772)   (1,059)      (107)  (6,164)    (6,801)

Income from continuing operations as adjusted for unusual items and
   businesses held for sale                                           $22,966    $16,240    $5,376    $10,126   $9,130   $  2,538

Earnings (loss) per common and dilutive common equivalent share:
   As reported                                                        $  1.80    $   .09    $  .23    $   .58   $  .15   $  (1.69)
   As adjusted for unusual items                                         1.80        .87       .26        .61      .18       (.25)
   As adjusted for unusual items and businesses held for sale            1.72       1.05       .33        .62      .56        .15




(b) During July and August of 1995, Tredegar announced that it was exploring the sale of Molded Products and Brudi (part of the Plastics and Metal Products segments, respectively). See Note 2 on page 42.

(c) Interest expense has been allocated between continuing and discontinued operations based on relative capital employed. See Note 19 on page 51.

(d) Unusual items in 1995 include a gain on the sale of Regal Cinemas shares
    ($728), a charge related to the restructuring of APPX Software ($2,400) and a recovery in connection with a Film Products product liability lawsuit
    ($1,750).

(e) Unusual items in 1994 include the write-off of certain goodwill and intangibles in APPX Software ($9,521), the write-off of certain goodwill in Molded Products ($4,873) and the estimated costs related to the closing of a Molded Products plant in Alsip, Illinois ($2,100).

(f) Unusual items in 1993 include estimated costs related to the sale of a Film
    Products plant in Flemington, New Jersey ($1,815), and the reorganization of corporate functions ($900), partially offset by the gain on the sale of Tredegar's remaining investment in Emisphere ($2,263).

(g) Unusual items in 1992 include the write-off of certain goodwill in Molded Products ($1,182), partially offset by the gain on the sale of a portion of an investment in Emisphere ($1,092).

(h) Unusual items in 1991 include costs related to plant closings in Molded
    Products ($4,412) offset by a credit ($2,797) related to management's decision to continue operating the vinyl extrusions business, and the gain on the sale of Molded Products' beverage closure business ($894).

(i) Unusual items in 1990 include costs related to divestitures and reorganization, including results of operations from August 1. The Metal
    Products segment also includes provisions for environmental review and cleanup, and costs related to certain legal proceedings for ongoing operations.

(j) On August 16, 1994, Tredegar completed the divestiture of its coal subsidiary, The Elk Horn Coal Corporation. On February 4, 1994, Tredegar sold its remaining oil and gas properties. As a result of these events, Tredegar is reporting its Energy segment as discontinued operations. See
    Note 19 on page 51.

(k) Total return to shareholders is computed as the sum of the change in stock price during the year plus dividends per share, divided by the stock price at the beginning of the year.

(l) Capital employed for continuing operations is debt plus shareholders' equity minus net assets of discontinued operations minus cash and cash equivalents.

(m) EBITDA from continuing operations (excluding unusual items) is income before income taxes from continuing operations plus depreciation and amortization plus interest expense minus interest income plus or minus unusual items.
    EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles and should not be considered as an alternative to net income as an indicator of operating performance or to cash flow as a measure of liquidity.

(n) Unleveraged after-tax earnings from continuing operations (excluding unusual items) is net income (loss) from continuing operations plus after-tax interest expense minus after-tax interest income plus or minus after-tax unusual items. Unleveraged after-tax earnings should not be considered as an alternative to net income as defined by generally accepted accounting principles.

(o) Return on average capital employed for continuing operations (excluding unusual items) is unleveraged after-tax earnings from continuing operations
    (excluding unusual items) divided by average capital employed for continuing operations.

(p) Net sales include sales to P&G totaling $205,708, $163,120 and $145,631 in 1995, 1994 and 1993, respectively.

(q) In 1993, Tredegar began reporting its business development activities, primarily investments in high-technology businesses (Molecumetics, APPX
    Software, Emisphere and technology-related investments in which Tredegar's ownership is less than 20%), as a separate segment.

(r) Export sales totaled $80,878, $63,345 and $52,642 in 1995, 1994 and 1993, respectively. The majority of these export sales were made by the Plastics segment.

(s) Nonoperating assets held for sale include $1,721 in current assets in 1992 and $6,057, $5,018 and $3,605 in noncurrent assets in 1995, 1994 and 1993, respectively. In addition, see (b) regarding the possible divestiture of Molded Products and Brudi.

(t) Quarterly net income and earnings per share from continuing operations, adjusted for unusual items affecting the comparability of operating results between quarters, are presented below (see also (a) and (b) regarding the annual historical operating results of businesses held for sale):


                                FIRST           SECOND          THIRD           FOURTH
                              QUARTER          QUARTER        QUARTER          QUARTER
1995

Income                        $4,937           $6,074         $6,175            $6,908
Earnings per share               .36              .45            .47               .53


1994

Income                         2,549            3,074          4,131             3,714
Earnings per share               .15              .19            .26               .27


      INDEPENDENT ACCOUNTANTS' AND MANAGEMENT'S REPORTS

         REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Tredegar Industries, Inc.:

We have audited the accompanying consolidated balance sheets of Tredegar Industries, Inc., and Subsidiaries ("Tredegar") as of December 31, 1995 and 1994, and the related consolidated statements of income, cash flows and shareholders' equity for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of Tredegar's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A n audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tredegar as of December 31, 1995 and 1994, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

         As discussed in Note 1 to the consolidated financial statements, effective as of the beginning of 1993, Tredegar changed its method of accounting for postretirement benefits other than pensions to conform with Statement of Financial Accounting Standards No. 106 and its method of accounting for income taxes to conform with Statement of Financial Accounting Standards No. 109.

/s/ COOPERS & LYBRAND L.L.P.


Richmond, Virginia
January 17, 1996


         MANAGEMENT'S REPORT ON THE
         FINANCIAL STATEMENTS

Tredegar's management has prepared the financial statements and related notes appearing on pages 36-51 in conformity with generally accepted accounting principles. In so doing, management makes informed judgments and estimates of the expected effects of events and transactions. Financial data appearing elsewhere in this annual report are consistent with these financial statements.

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

CONSOLIDATED STATEMENTS OF INCOME
Tredegar Industries, Inc., and Subsidiaries


Years Ended December 31                                              1995          1994           1993
(in thousands, except per-share amounts)
REVENUES:
   Net sales                                                      $589,454       $502,208       $449,208
   Other income (expense), net                                        (669)          (296)          (387)
      Total                                                        588,785        501,912        448,821

COSTS AND EXPENSES:
   Cost of goods sold                                              490,510        419,823        379,286
   Selling, general and administrative                              48,229         47,978         47,973
   Research and development                                          8,763          8,275          9,141
   Interest                                                          3,039          4,008          5,044
   Unusual items                                                       (78)        16,494            452
      Total                                                        550,463        496,578        441,896
   Income from continuing operations
      before income taxes                                           38,322          5,334          6,925
   Income taxes                                                     14,269          3,917          3,202
   Income from continuing operations                                24,053          1,417          3,723
   Discontinued operations:
      Income from energy segment operations                              _          4,220          6,784
      Gain on disposition of interest in The Elk Horn
         Coal Corporation (net of income tax of $16,224)                 -         25,740              -
      Gain on sale of remaining oil & gas properties
         (net of income tax of $2,121)                                   -          3,938              -
      Deferred tax benefit on the difference between
         financial reporting and income tax basis of
         The Elk Horn Coal Corporation                                   -          3,320              -

Net income before extraordinary item and
   cumulative effect of accounting changes                          24,053         38,635         10,507
Extraordinary item-prepayment premium
   of extinguishment of debt (net of income tax
   benefit of $685)                                                      -              -         (1,115)
Cumulative effect of accounting changes:
   Postretirement benefits other than pensions
      (net of income tax benefit of $2,545)                              -              -         (4,150)
   Income taxes                                                          -              -          4,300

NET INCOME                                                        $ 24,053       $ 38,635      $   9,542

Earnings per common and dilutive common equivalent share:
   Continuing operations                                          $   1.80       $    .09      $     .23
   Discontinued operations                                               -           2.40            .42

   Before extraordinary item and cumulative effect
      of accounting changes                                           1.80           2.49            .65
   Extraordinary item                                                    -              -           (.07)
   Cumulative effect of accounting changes                               -              -            .01

   Net income                                                     $   1.80       $   2.49      $     .59

See accompanying notes to financial statements


CONSOLIDATED BALANCE SHEETS
Tredegar Industries, Inc., and Subsidiaries


December 31                                                         1995            1994
(In thousands, except share amounts)

ASSETS
Current assets:
   Cash and cash equivalents                                    $  2,145        $  9,036
   Accounts and notes receivable                                  71,673          73,248
   Inventories                                                    33,148          35,369
   Income taxes recoverable                                        2,179           2,534
   Deferred income taxes                                          14,882          14,014
   Prepaid expenses and other                                      2,375             696

      Total current assets                                       126,402         134,897

Property, plant and equipment, at cost:
   Land and land improvements                                      6,713           6,789
   Buildings                                                      50,167          50,181
   Machinery and equipment                                       269,646         261,154

      Total property, plant and equipment                        326,526         318,124
   Less accumulated depreciation and amortization                204,074         194,505

   Net property, plant and equipment                             122,452         123,619

Other assets and deferred charges                                 35,186          29,073
Goodwill and other intangibles                                    30,012          30,756

      Total assets                                              $314,052        $318,345

Liabilities and Shareholders' Equity
Current liabilities:
   Accounts payable                                             $ 31,105        $ 31,486
   Accrued expenses                                               38,648          41,288

      Total current liabilities                                   69,753          72,774
Long-term debt                                                    35,000          38,000
Deferred income taxes                                             22,218          20,336
Other noncurrent liabilities                                      16,560          15,357

      Total liabilities                                          143,531         146,467

Commitments and contingencies
Shareholders' equity:
   Common stock (no par value):
      Authorized 50,000,000 shares;
      Issued and outstanding - 12,176,295 shares
         in 1995 and 13,488,387 post-split shares in 1994        112,908         136,150
   Foreign currency translation adjustment                           445             327
   Retained earnings                                              57,168          35,401

      Total shareholders' equity                                 170,521         171,878

      Total liabilities and shareholders' equity                $314,052       $ 318,345



See accompanying notes to financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Tredegar Industries, Inc., and Subsidiaries


Years Ended December 31                                                                   1995            1994            1993
(In thousands)
Cash flows from operating activities:
   Continuing operations:
      Income from continuing operations                                               $ 24,053        $  1,417        $  3,723
      Adjustments for noncash items:
         Depreciation                                                                   23,256          23,491          23,117
         Amortization of intangibles                                                       579           1,354           2,706
         Write-off of intangibles                                                          189          14,394               -
         Deferred income taxes                                                           1,540          (6,907)         (1,418)
         Accrued pension income and postretirement benefits, net                        (2,396)           (623)           (621)
         Loss on divestitures                                                                -           2,100           1,815
         Gain on sale of investments                                                      (728)              -          (2,263)
      Changes in assets and liabilities, net of effects from acquisitions:
         Accounts and notes receivable                                                   4,912          (3,075)         (7,194)
         Inventories                                                                     4,010          (1,158)         (2,480)
         Income taxes recoverable and other prepaid expenses                            (1,324)         (2,349)          3,347
         Accounts payable and accrued expenses                                          (6,228)         12,311          (1,701)
      Other, net                                                                         1,765          (1,873)         (1,435)

         Net cash provided by continuing operating activities                           49,628          39,082          17,596
   Net cash used for extraordinary item                                                      -               -          (1,115)
   Net cash provided by discontinued operating activities                                    -           3,435           4,318

            Net cash provided by operating activities                                   49,628          42,517          20,799

Cash flows from investing activities:
   Continuing operations:
      Capital expenditures                                                             (25,138)        (15,579)        (16,480)
      Acquisitions (net of $358 and $398 cash
         acquired in 1995 and 1993, respectively)                                       (3,637)              -          (5,099)
      Investments                                                                       (1,904)         (1,400)           (600)
      Proceeds from sale of investments                                                  1,478               -           5,263
      Property disposals                                                                 1,238           3,519           3,373
      Other, net                                                                            85             186            (613)

         Net cash used in investing activities of continuing operations                (27,878)        (13,274)        (14,156)
   Net cash provided by disposals of discontinued operations                                 -          75,393           1,294

            Net cash (used in) provided by investing activities                        (27,878)         62,119         (12,862)

Cash flows from financing activities:
   Dividends paid                                                                       (2,286)         (2,465)         (3,270)
   Net decrease in borrowings                                                           (3,000)        (59,000)         (4,500)
   Repurchase of Tredegar common stock                                                 (25,542)        (34,105)              -
   Other, net                                                                            2,187             (30)           (167)

            Net cash used in financing activities                                      (28,641)        (95,600)         (7,937)

(Decrease) increase in cash and cash equivalents                                        (6,891)          9,036               -
Cash and cash equivalents at beginning of period                                         9,036               -               -

Cash and cash equivalents at end of period                                            $  2,145        $  9,036        $      -

Supplemental cash flow information:
   Interest payments (net of amount capitalized)                                      $  3,041        $  4,412        $  8,332

   Income tax payments, net                                                           $ 15,102        $ 26,388        $  6,673


See accompanying notes to financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
Tredegar Industries, Inc., and Subsidiaries

                                                                                      Retained         Foreign              Total
                                                            Common Stock              Earnings         Currency      Shareholders'
Years Ended December 31, 1995, 1994 and 1993            Shares          Amount        (Deficit)       Translation          Equity
(In thousands, except share and per-share data)

Balance December 31, 1992                              10,894,401       $170,131      $(7,695)        $(39)          $162,397

Net income                                                      -              -        9,542            -              9,542
Cash dividends declared ($.24 per share)                        -              -       (2,616)           -             (2,616)
Issued upon exercise of SARs                                  503              9            -            -                  9
Foreign currency translation adjustment                         -              -            -         (244)              (244)

Balance December 31, 1993                              10,894,904        170,140         (769)        (283)           169,088

Net income                                                      -              -       38,635            -             38,635
Cash dividends declared ($.24 per share)                        -              -       (2,465)           -             (2,465)
Repurchases of Tredegar common stock                   (1,910,239)       (34,105)           -            -            (34,105)
Issued upon exercise of stock options                       6,000             87            -            -                 87
Issued upon exercise of SARs                                1,593             28            -            -                 28
Foreign currency translation adjustment                         -              -            -          610                610

Balance December 31, 1994                               8,992,258        136,150       35,401          327            171,878

Net income                                                      -              -       24,053            -             24,053
Cash dividends declared ($.24 per share)                        -              -       (2,286)           -             (2,286)
Repurchases of Tredegar common stock                     (998,197)       (25,542)           -            -            (25,542)
Issued upon exercise of stock options                     118,500          2,158            -            -              2,158
Issued upon exercise of SARs                                5,723            142            -            -                142
Foreign currency translation adjustment                         -              -            -          118                118
Three-for-two stock split                               4,058,011              -            -            -                  -

Balance December 31, 1995                              12,176,295       $112,908      $57,168         $445           $170,521


See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
Tredegar Industries, Inc., and Subsidiaries
(In thousands, except share and per-share amounts)

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         ORGANIZATION AND NATURE OF OPERATIONS

Tredegar Industries, Inc., and subsidiaries ("Tredegar") is a diversified manufacturer of plastics and metal products. Tredegar also has interests in various technologies, including rational drug design research and computer software. For further description of Tredegar's products, principal markets and a significant customer, see the products and market information matrix on pages 2-3, the segment tables on pages 22-24 and the business segment review on pages 29-32.

         During July and August of 1995, Tredegar announced that it was exploring the sale of Molded Products and Brudi (see Note 2 on page 42). In August 1994, Tredegar completed the divestiture of its energy businesses (see
Note 19 on page 51).

         During 1995, Tredegar acquired a plastic films business in Argentina. During 1993, Tredegar acquired the assets of Polestar Plastics, Inc., a custom molder of precision plastic parts for the medical and electronics markets. During 1992, Tredegar acquired APPX Software, Inc., and the assets of a plastic film business in Brazil and Fielden Engineers, Ltd. (materials handling). These acquisitions were accounted for using the purchase method; accordingly, the assets and liabilities of the acquired entities have been recorded at their estimated fair value at the date of acquisition. The excess of the purchase price over the estimated fair value of the identifiable net assets acquired had an original straight-line amortization period of 7 to 15 years. The operating results of entities acquired have been included in the consolidated statements of income since the date of acquisition.

         BASIS OF PRESENTATION

The consolidated financial statements include the accounts and operations of Tredegar and all of its subsidiaries. Intercompany accounts and transactions within Tredegar have been eliminated. Certain previously reported amounts have been reclassified to conform to the 1995 presentation.

         On September 28, 1995, Tredegar's Board of Directors declared a three-for-two stock split payable on January 1, 1996, to shareholders of record on December 8, 1995. Accordingly, all historical references to the shares used to compute earnings per share, per-share amounts, stock option data and market prices of Tredegar's common stock have been restated to reflect the split. As a result of the stock split, Tredegar's regular cash dividend of six cents per share will be paid on 50% more shares than previous dividends, thereby increasing the cash payout to shareholders by 50%.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.


         REVENUE RECOGNITION

Revenue from the sale of products is recognized when title and risk of loss have transferred to the buyer, which is generally when product is shipped.

         CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash on hand in excess of daily operating requirements and highly liquid investments with maturities of three months or less when purchased. At December 31, 1995 and 1994, Tredegar had approximately $2,000 and $9,000, respectively, invested primarily in securities with maturities of one month or less.

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

         Property, plant and equipment includes capitalized interest of $279, $206 and $320 in 1995, 1994 and 1993, respectively. Maintenance and repairs of property, plant and equipment were $20,100, $19,400 and $17,300 in 1995, 1994 and 1993, respectively.

         Depreciation is computed primarily by the straight-line method based on the estimated useful lives of the assets.


         GOODWILL AND OTHER INTANGIBLES

Goodwill acquired prior to November 1, 1970 ($19,484, $19,629 and $19,629 at December 31, 1995, 1994 and 1993, respectively), is not being amortized and relates primarily to Tredegar's Aluminum Extrusions business. Goodwill acquired subsequently ($9,478, $9,752 and $19,764 at December 31, 1995, 1994 and 1993,
respectively, net of accumulated amortization) that was not written off in 1994 (see Note 8 on page 43) is being amortized on a straight-line basis over approximately 40 years and relates primarily to Tredegar's acquisition of Brudi, Inc. in 1991. Other intangibles ($1,050, $1,375 and $6,086 at December 31, 1995, 1994 and 1993, respectively, net of accumulated amortization) consist primarily of software technology acquired in 1992 and written off in 1994 (see Note 8 on page 43), and the cost of certain non-competition agreements that are being amortized on a straight-line basis over 5 years.

         IMPAIRMENT OF LONG-LIVED ASSETS

Beginning in 1995, the review for the possible impairment of long-lived tangible and intangible assets is performed in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." For assets to be held and used in operations, this standard requires that, whenever events indicate that an asset may be impaired, the entity estimate the future unlevered cash flows expected to result from the use of the asset and its eventual disposition. Assets are grouped for this purpose at the lowest level for which there are identifiable and independent cash flows. If the sum of these undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of the impairment loss is based on the estimated fair value of the asset.

         PENSION PLANS

Actual costs of pension plans are determined actuarially in compliance with SFAS No.87, "Employers Accounting for Pensions." Tredegar's policy is to fund its pension plans at amounts not less than the minimum requirements of the Employee Retirement Income Security Act of 1974.

         POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

Effective January 1, 1993, Tredegar adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS No. 106 requires recognition of the cost of postretirement benefits during the employees' service periods. Previously, such expenses were accounted for on a cash basis. Tredegar elected to immediately recognize the liability for prior years' service as the cumulative effect of a change in accounting principle. Accordingly, in the first quarter of 1993, Tredegar recorded an unfunded, accumulated postretirement benefit obligation of $6,695 and a noncurrent, deferred income tax benefit of $2,545, resulting in an after-tax charge of $4,150. Tredegar's current policy is to fund related benefits when claims are incurred.

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

         INCOME TAXES

Effective January 1, 1993, Tredegar adopted SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires the asset and liability method of accounting for deferred income taxes, whereby enacted statutory tax rates are applied to the differences between the financial reporting and tax bases of assets and liabilities. The cumulative effect of this change in accounting principle was a reduction in deferred income taxes and a corresponding increase in net income of $4,300 in the first quarter of 1993. Deferred income taxes were determined under Accounting Principles Board ("APB") Opinion No. 11 prior to 1993.

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

         There were no capitalized software costs at December 31, 1995. Capitalized software costs included in "Other assets and deferred charges" totaled $260 at December 31, 1994.

         EARNINGS PER SHARE

Earnings per share is computed using the weighted average number of post-split shares of common stock outstanding for each period presented.

         Tredegar has historically excluded common stock equivalents (stock options) from its computation of earnings per common share due to their immaterial dilutive effect. Immaterial is defined in this context by APB Opinion No. 15 as dilution of less than 3%. As a result of share repurchases and the increase in Tredegar's stock price during 1995, stock options currently outstanding are dilutive in excess of the threshold set forth in APB Opinion No.
15. Accordingly, shares used to compute earnings (loss) per common and dilutive common equivalent share for 1995 include common stock equivalents of 454,379 shares. Fully diluted earnings (loss) per common share is not materially different from the earnings (loss) per common and dilutive common equivalent share presented in the consolidated statements of income. The number of shares used in computing earnings per share were 13,370,019, 15,524,130 and 16,342,203 in 1995, 1994 and 1993, respectively.


2        BUSINESSES HELD FOR SALE

During July and August of 1995, Tredegar announced that it was exploring the sale of Molded Products and Brudi. These divestitures could be completed in the first half of 1996. Tredegar anticipates investing related proceeds on a short-term basis until other opportunities, in existing businesses or elsewhere, are identified.

         The net sales, ongoing operating profit, identifiable assets, depreciation and amortization and capital expenditures of Molded Products and Brudi have been disclosed separately in the segment tables on pages 22-24 (Molded Products is part of the Plastics segment and Brudi is part of the Metal Products segment). Additional information on the combined results of operations and net assets of these businesses is provided below:

Condensed Statements of Income
Molded Products and Brudi Combined


(Unaudited)                                            1995            1994           1993

Net sales                                          $  116,745      $  105,470      $  92,458

Costs and expenses:
   Operating costs and expenses                       113,805         108,310         92,509
   Interest allocated                                     899           1,170          1,451
   Unusual items                                           -            6,973            -

   Total                                              114,704         116,453         93,960

Income (loss) from Molded Products and Brudi
   before income taxes                                  2,041         (10,983)        (1,502)
Income tax (benefit)                                      913          (3,802)          (443)

Income (loss) from Molded Products and Brudi       $    1,128      $   (7,181)     $  (1,059)




Condensed Statements of Net Assets
Molded Products and Brudi Combined

                                                December 31,    December 31,
(Unaudited)                                        1995            1994

Current assets:
   Accounts and notes receivable                 $ 13,964        $ 16,539
   Inventories                                     13,858          16,127
   Deferred income taxes                            1,476           2,770
   Prepaid expenses and other                          82             177

      Total current assets                         29,380          35,613

Net property, plant and equipment                  33,129          32,888
Other assets and deferred charges                       -             265
Goodwill and other intangibles                     10,174          10,704

      Total assets                                 72,683          79,470

Total current liabilities                           9,108          15,898
Deferred income taxes                               2,971           3,570
Other noncurrent liabilities                          460             735

      Total liabilities                            12,539          20,203

Net assets of Molded Products and Brudi          $ 60,144        $ 59,267


Transactions between Tredegar and Molded Products and Brudi are reflected as though they are settled immediately and there are no amounts due to or from Tredegar at the end of any period. All of Molded Products' full-time employees participate in Tredegar's noncontributory defined benefit plan for salaried employees. Most of these employees also participate in Tredegar's welfare (medical, life and disability) and savings plans. Related costs for participation in these plans have been allocated to Molded Products and are included in the above combined statements of income. Interest expense was allocated to Molded Products and Brudi based upon the ratio of their capital (net assets) to Tredegar's consolidated capital employed.

For federal income tax purposes, operating results of Molded Products and Brudi have been included in Tredegar's consolidated tax return. Their related provision for income taxes represents their allocated share of Tredegar's income tax expense. The allocated share approximates income tax expense that would have been incurred had Molded Products and Brudi (i) filed a separate consolidated tax return, and (ii) separately computed income taxes in accordance with SFAS No. 109

3        BUSINESS SEGMENTS

See pages 22-24 and 29-32 for net sales, operating profit, identifiable assets and related information about Tredegar's segments that are presented for the years 1990-1995. The discussion of segment information is unaudited.

4        ACCOUNTS AND NOTES RECEIVABLE

Accounts and notes receivable consist of the following:

December 31                                                1995        1994

Trade, less allowance for doubtful accounts and sales
   returns of $5,330 and $5,211 in 1995 and 1994         $69,618      $71,470
Other                                                      2,055        1,778
   Total                                                 $71,673      $73,248


5        INVENTORIES

Inventories consist of the following:

December 31                              1995            1994

Finished goods                          $4,619         $4,970
Work-in-process                          4,217          5,243
Raw materials                           17,946         18,004
Stores, supplies and other               6,366          7,152

    Total                              $33,148        $35,369

         Inventories stated on the LIFO basis amounted to $15,974 and $15,736 at December 31, 1995 and 1994, respectively, which are below replacement costs by approximately $14,212 and $18,100, respectively.


6        NONOPERATING ASSETS HELD FOR SALE

Included in "Other assets and deferred charges" are nonoperating assets held for sale, primarily land and buildings related to closed facilities, totaling $6,057 and $5,018 as of December 31, 1995 and 1994, respectively. Such assets are stated at the lower of carrying value or estimated fair value less cost to sell and are expected t o be sold over the next 1 to 2 years. See Note 2 on page 42 regarding the possible divestiture of Molded Products and Brudi.


7        INVESTMENTS

As of December 31, 1995, Tredegar, through a subsidiary, owned 5% of a venture capital limited partnership. Tredegar's total capital commitment is $2,000 with $1,800 and $1,200 invested at December 31, 1995 and 1994, respectively. Additional contributions of $200 are expected to be made over the next year. In addition, during 1995 and 1994, Tredegar invested an aggregate of $1,300 and $1,000, respectively, in the restricted convertible preferred stock of several medical technology companies. Tredegar's ownership in each of these companies on a fully diluted basis is less than 20%. Tredegar's investments are carried at the lower of cost or estimated fair value and are included in "Other assets and deferred charges." During 1995, Tredegar recognized a charge of $694 for the write-off of one of its medical technology investments.

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


8        GOODWILL AND OTHER INTANGIBLES

Goodwill and other intangibles, and the related accumulated amortization, are as follows:


December 31                               1995            1994

Goodwill and other intangibles         $ 50,424         $ 64,043
Additions and reclassifications              24              775
Write-offs                                 (189)         (14,394)

   Subtotal                              50,259           50,424
Accumulated amortization                (20,247)         (19,668)

   Net                                 $ 30,012         $ 30,756

         Write-offs in 1994 relate to certain goodwill written off in Molded Products and goodwill and other intangibles written off in APPX Software. The goodwill write-off in Molded Products in 1994 resulted from continued disappointing results in certain lines of its business. The write-off in APPX Software in 1994 is the result of management's determination that income generated by the acquired products would not be sufficient to recover the unamortized costs associated with the intangible software assets purchased by Tredegar in December 1992. See Note 17 on page 50 regarding the restructuring of APPX Software and Note 2 on page 42 regarding the possible divestiture of Molded Products and Brudi.


9        ACCRUED EXPENSES

Accrued expenses consist of the following:

December 31                                 1995           1994

Payrolls, related taxes and
    medical and other benefits            $10,759         $ 7,378
Workmen's compensation
    and disabilities                        6,108           6,116
Vacation                                    5,397           5,478
Divestitures                                2,773           3,284
Environmental                               2,341           4,153
Other                                      11,270          14,879

    Total                                 $38,648         $41,288


10       DEBT AND CREDIT AGREEMENTS

Long-term debt consists of:

December 31                               1995               1994

Borrowings under short-term
    variable-rate credit
    arrangements                          $    -          $2,500
7.2% note to institutional
    lender due in 2003                    35,000          35,000
Other                                          -             500

    Total                                $35,000         $38,000

         On September 7, 1995, Tredegar replaced its two revolving credit facilities dated August 18 and 19, 1994, with one new five-year facility that permits borrowings of up to $275,000 (no amounts borrowed at December 31, 1995). The new facility provides for interest to be charged at a base rate (generally the London Interbank Offered Rate) plus a spread that is dependent on Tredegar's quarterly debt-to-total capitalization ratio. A facility fee is also charged on the $275,000 commitment amount. The spread and facility fee charged at various debt-to-total capitalization levels are as follows:

Debt-to-Total                                  Basis Points
Capitalization Ratio                    Spread           Facility Fee
Less than or equal to 35%                17.50              12.50
Greater than 35% and
  less than or equal to 50%              25.00              15.00
Greater than 50%                         31.25              18.75



         In addition, a utilization fee of 10 basis points is charged on the outstanding principal amount when more than $137,500 is borrowed under the agreement.

         On June 16, 1993, Tredegar paid a $1,800 ($1,115 after income tax benefits) prepayment premium to an institutional lender to refinance its $35,000, 8.6% fixed-rate debt that was due in September 1994. The new note carries a fixed rate of 7.2% and matures in June 2003. Annual principal payments of $5,000 will begin in 1997. At December 31, 1995, the prepayment value of the note was $37,000 and Tredegar estimates that an equivalent rate for similar debt would be 6.5%.

         At December 31, 1994, $2,500 was borrowed under a short-term credit arrangement at an interest rate of 5%. The balance outstanding was classified as long-term debt in accordance with Tredegar's ability to refinance such obligation on a long-term basis.

         The weighted average interest rate on all variable-rate loans outstanding during 1995 was 6.7% compared with 4.9% in 1994.

         Tredegar's loan agreements contain restrictions, among others, on the payment of cash dividends and the maximum debt-to-total capitalization ratio permitted (65% through September 30, 1996, and 60% thereafter). At December 31, 1995, $53,505 was available for cash dividend payments, and $275,000 was available to borrow under the 65% debt-to-total capitalization ratio restriction.

11       SHAREHOLDER RIGHTS AGREEMENT

Pursuant to a Rights Agreement dated as of June 15, 1989 (as amended), between Tredegar and American Stock Transfer and Trust Company as Rights Agent (the "Rights Agreement"), two-thirds of one Right is attendant to each share of Tredegar common stock. Each Right entitles the registered holder to purchase from Tredegar one one-hundredth of a share of Participating Cumulative Preferred Stock, Series A (the "Preferred Stock"), at an exercise price of $50 (the "Purchase Price"). The Rights will become exercisable, if not earlier redeemed, only if a person or group acquires 10% or more of the outstanding shares of Tredegar common stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 10% or more of Tredegar common stock. Any action by a person who, together with his associates and affiliates, owned 10% or more of the outstanding shares of Tredegar common stock on July 10, 1989, cannot cause the Rights to become exercisable.

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

Activity for 1993 - 1995 is shown below:


                                                             Number of Shares                           Option Price

                                                              Option          SAR                Per Share          Aggregate
Outstanding at 12/31/92                                     729,900          702,900         $ 8.09  to  $11.34      $ 7,248
Granted in 1993                                              30,000               -                      $ 8.59          258
Lapsed in 1993                                              (16,500)         (16,500)                    $11.14         (184)
SARs exercised in 1993                                       (9,000)          (9,000)        $ 8.09  to  $11.14          (89)

Outstanding at 12/31/93                                     734,400          677,400         $ 8.09  to  $11.34        7,233
Granted in 1994                                             579,150                -         $10.09  to  $16.00        6,609
Lapsed in 1994                                              (56,250)         (16,500)        $ 8.59  to  $11.34         (568)
Options exercised in 1994                                    (9,000)          (9,000)        $ 8.09  to  $11.14          (87)
SARs exercised in 1994                                      (40,500)         (40,500)        $ 8.09  to  $11.14         (413)

Outstanding at 12/31/94                                   1,207,800          611,400         $ 8.09  to  $16.00       12,774
Granted in 1995                                             219,000                -         $11.59  to  $12.50        2,727
Lapsed in 1995                                              (10,350)          (2,250)        $10.09  to  $11.59         (108)
Options exercised in 1995                                  (177,750)         (57,000)        $ 8.09  to  $16.00       (1,817)
SARs exercised in 1995                                      (49,125)         (49,125)        $ 8.09  to  $11.14         (508)

Outstanding at 12/31/95                                   1,189,575          503,025         $ 8.09  to  $16.00      $13,068



         At December 31, 1995 and 1994, options to purchase 883,974 and 646,695 shares, respectively, were exercisable and 397,800 and 606,600 shares, respectively, were available for grant.

         SFAS No. 123, "Accounting for Stock-Based Compensation," was issued in October 1995 and allows companies to either (i) use existing methods to account for stock-based compensation arrangements with additional pro forma disclosures of the fair value-based method or (ii) adopt the statement's fair value-based method. Tredegar will adopt the new standard in 1996 and has elected to use existing methods with pro forma disclosures of the fair value-based method.


13       RENTAL EXPENSE AND
         CONTRACTUAL COMMITMENTS

Rental expense was $3,355, $3,337 and $2,936 for 1995, 1994 and 1993,
respectively. Rental commitments under all noncancelable operating leases as of December 31, 1995, are as follows.

1996                                                     $ 2,557
1997                                                       2,464
1998                                                       2,223
1999                                                       1,885
2000                                                       1,606
Remainder                                                  2,513

Total                                                    $13,248

         Contractual obligations for plant construction and purchases of real property and equipment amounted to approximately $4,679 and $4,493 at December 31, 1995 and 1994, respectively.



14      RETIREMENT PLANS AND
         OTHER POSTRETIREMENT BENEFITS

Tredegar has noncontributory defined benefit plans covering most employees. The plans for salaried and hourly employees currently in effect are based on a formula using the participant's years of service and compensation or using the participant's years of service and a dollar amount. Plan assets consist principally of common stock and government and corporate obligations.

         The components of net pension income for Tredegar's plans for 1995, 1994 and 1993 are as follows:

                                                                     1995             1994           1993
Return on plan assets:
   Actual return                                                    $28,434         $  (572)        $18,557
   Expected return greater (lower) than actual                      (17,065)         11,494          (8,097)

   Expected return                                                   11,369          10,922          10,460
Amortization of transition asset                                      1,231           1,231           1,231
Service cost (benefits earned during the year)                       (2,376)         (3,016)         (3,072)
Interest cost on projected benefit obligation                        (7,192)         (6,885)         (6,515)
Amortization of prior service costs and gains or losses                 (99)           (942)           (805)

Net pension income                                                  $ 2,933         $ 1,310         $ 1,299




The following table presents a reconciliation of the funded status of Tredegar's pension plans at December 31, 1995, 1994 and 1993, to prepaid pension expense:


                                                                           1995            1994            1993

Plan assets at fair value                                                $147,600        $125,390        $130,603

Actuarial present value of benefit obligations:
   Accumulated benefit obligation (including vested
      benefits of $90,895, $77,858 and $85,828, respectively)             (93,077)        (80,422)        (89,221)
   Projected compensation increase                                        (11,097)         (9,296)        (11,225)

   Projected benefit obligation                                          (104,174)        (89,718)       (100,446)

Plan assets in excess of projected benefit obligation                      43,426          35,672          30,157
Unrecognized net gain being amortized                                     (21,863)        (16,862)        (11,736)
Unrecognized transition asset being amortized                              (4,226)         (5,456)         (6,687)
Unrecognized prior service costs being amortized                            4,581           5,354           5,464

Prepaid pension expense                                                  $ 21,918        $ 18,708        $ 17,198




         Prepaid pension expense of $21,918 and $18,708 is included in "Other assets and deferred charges" in the consolidated balance sheets at December 31, 1995 and 1994, respectively.

         Net pension income and plan obligations are calculated using assumptions of discount rates on projected benefit obligations, estimated rates of projected increases in compensation and expected rates of return on plan assets. The discount rate on projected benefit obligations was assumed to be 7.5% at December 31, 1995, 8.25% at December 31, 1994 and 7% at December 31, 1995, 8.25% at December 31, 1994 and 7% at December 31, 1993. The rate of projected compensation increase and the expected long-term rate of return on plan assets were assumed to be 5% and 9%, respectively, each year. Net pension income is determined using assumptions as of the beginning of each year. Funded status is determined using assumptions as of the end of each year.

         In December 1993, Tredegar established a non-qualified supplemental pension plan covering certain employees. The plan is designed to restore all or a part of the pension benefits that would have been payable to designated participants from Tredegar's principal pension plans if it were not for limitations imposed by income tax regulations. The projected benefit obligation relating to this unfunded plan ($658, $613 and $612 at December 31, 1995, 1994 and 1993, respectively) is being amortized over the average remaining working life of participants in the plan (approximately $100 annually), and is included in the above pension information.

         In addition to providing pension benefits, Tredegar provides postretirement life insurance and health care benefits for certain groups of employees. Tredegar and retirees share in the cost of postretirement health care benefits, with employees retiring after July 1, 1993, receiving a fixed subsidy from Tredegar to cover a portion of their health care premiums. Effective January 1, 1993, Tredegar adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (see Note 1 on page 40). Previously, such expenses were accounted for on a cash basis.

         The components of net periodic postretirement benefit cost are as follows:


                                                            1995            1994            1993

Service cost (benefits earned during the year)             $(118)          $(177)          $(186)
Interest cost on accumulated
   postretirement benefit obligation                        (493)           (492)           (492)
Recognition of gains (losses)                                 74             (18)              -

Net postretirement benefit cost                            $(537)          $(687)          $(678)



         The following table presents a reconciliation of the funded status of Tredegar's postretirement life insurance and health care benefit plans at December 31, 1995, 1994 and 1993, to accrued postretirement benefit cost:

                                                        1995            1994            1993

Plan assets at fair value                             $     -          $     -         $     -

Accumulated postretirement
   benefit obligation (APBO):
      Retirees                                         (3,438)          (3,085)         (3,001)
      Other fully eligible participants                (1,396)          (1,593)         (2,408)
      Other active participants                        (1,957)          (1,852)         (1,755)

      Total APBO                                       (6,791)          (6,530)         (7,164)

APBO in excess of plan assets                          (6,791)          (6,530)         (7,164)
Unrecognized gain                                      (1,219)          (1,124)            (52)

Accrued postretirement benefit cost                   $(8,010)         $(7,654)        $(7,216)




         Accrued postretirement benefit cost of $8,010 and $7,654 is included in "Other noncurrent liabilities" in the consolidated balance sheets of December 31, 1995 and 1994, respectively.

         The discount rate used in determining the accumulated postretirement benefit obligation was 7.5% at December 31, 1995, 8.25% at December 31, 1994, and 7% at December 31, 1993. The rate of annual pay increase for life insurance benefits was assumed to be 5% each year. The rate of increase in the per-capita cost of covered health care benefits for the indemnity plan was assumed to be 12% at December 31, 1995, 13% at December 31, 1994, and 14% at December 31, 1993. The rate of increase in the per-capita cost of covered health care benefits for the managed care plans was assumed to be 9.7% at December 31, 1995, 10.4% at December 31, 1994, and 11.2% at December 31, 1993. The rates for the per-capita cost of covered health care benefits were assumed to decrease gradually for the indemnity and managed care plans to 6% and 5%, respectively, in year 2002 and remain at that level thereafter. Net postretirement benefit cost is determined using assumptions as of the beginning of each year. Funded status is determined using assumptions as of the end of each year.

         If the health care cost trend rate assumptions were increased by 1%, the accumulated postretirement benefit obligation as of December 31, 1995, would increase by approximately $26. The effect of this increase on the sum of the service cost and interest cost components of net periodic postretirement benefit cost for 1995 would be $3.

15       SAVINGS PLAN

Tredegar has a savings plan that allows eligible employees to voluntarily contribute a percentage of their compensation. Under the provisions of the plan, Tredegar matches a portion of the employee's contribution to the plan with shares of Tredegar common stock. Tredegar also has an unfunded non-qualified plan that restores matching benefits for employees suspended from the savings plan due to certain limitations imposed by income tax regulations. Charges recognized by Tredegar for these plans in 1995, 1994 and 1993 amounted to $2,060, $2,059 and $2,146, respectively. Tredegar's unfunded liability under the restoration plan was $723 and $327 at December 31, 1995 and 1994, respectively.

16       INCOME TAXES

Effective January 1, 1993, Tredegar adopted SFAS No. 109, "Accounting for Income Taxes," which requires use of the asset and liability method of accounting for deferred income taxes (see Note 1 on page 40). Deferred income taxes were determined under APB Opinion No. 11 for years prior to 1993.

         Income from continuing operations before income taxes and income taxes are as follows:


                                                                        1995            1994            1993

Income from continuing operations before income taxes:
   Domestic                                                           $36,494          $ 2,346         $ 4,460
   Foreign                                                              1,828            2,988           2,465

      Total                                                           $38,322          $ 5,334         $ 6,925

Current income taxes:
   Federal                                                            $10,050          $ 8,375         $ 2,190
   State                                                                1,996            1,622             759
   Foreign                                                                683              827           1,671

      Total                                                            12,729           10,824           4,620

Deferred income taxes:
   Federal                                                              1,448           (6,741)           (848)
   State                                                                  136             (424)           (197)
   Foreign                                                                (44)             258            (721)
   Adjustment for 1% increase in federal statutory rate                     -                -             348

      Total                                                             1,540           (6,907)         (1,418)

      Total income taxes                                              $14,269          $ 3,917         $ 3,202


The significant differences between the U.S. federal statutory rate and the effective income tax rate for continuing operations are as follows:

                                                                 Percent of Income From Continuing
                                                                  Operations Before Income Taxes

                                                                   1995            1994            1993
Income tax expense at federal statutory rate                       35.0            35.0            35.0
State taxes, net of federal income tax benefit                      3.6            14.6             5.3
Research and development tax credit                                (1.0)           (7.5)           (5.8)
Foreign Sales Corporation                                          (1.3)           (6.6)           (3.1)
Adjustment of deferred income taxes for 1%
   increase in federal statutory rate                                 -               -             5.0
Write-off of certain goodwill                                        .1            31.1               -
Goodwill amortization                                                .2             3.0             5.1
Other items, net                                                     .6             3.8             4.7

   Effective income tax rate                                       37.2            73.4            46.2


Deferred income taxes result from temporary differences between financial and income tax reporting of various items. The source of these differences and the tax effects for continuing operations are as follows:


                                                                    1995           1994     1993
Depreciation                                                     $  (14)         $(3,472)  $(2,002)
Divestitures, plant shutdowns and environmental accruals            743              778     1,229
Employee benefits                                                   499              169       309
Write-offs of certain goodwill and other intangibles                  -           (3,643)        -
Other items, net                                                    312             (739)     (954)

    Total                                                        $1,540          $(6,907)  $(1,418)



Deferred tax liabilities and deferred tax assets as of December 31, 1995 and 1994, are as follows:

                                                                                  1995            1994

Deferred tax liabilities:
   Depreciation                                                               $ 13,496        $ 13,510
   Pensions                                                                      8,274           7,214
   Other                                                                         2,130           1,348

      Total deferred tax liabilities                                            23,900          22,072

Deferred tax assets:
   Employee benefits                                                             8,863           8,302
   Allowance for doubtful accounts and sales returns                             2,005           1,957
   Inventory                                                                     1,493           1,651
   Divestitures                                                                    834             673
   Environmental accruals                                                          621           1,525
   Other                                                                         2,748           1,642

      Total deferred tax assets                                                 16,564          15,750

Net deferred tax liability                                                    $  7,336        $  6,322

Included in the balance sheet:
  Noncurrent deferred tax liabilities in excess of assets                     $ 22,218        $ 20,336
  Current deferred tax assets in excess of liabilities                          14,882          14,014

      Net deferred tax liability                                              $  7,336        $  6,322


17       UNUSUAL ITEMS

In 1995, unusual items totaling $78 (income, net) include a gain on the sale of Regal Cinema shares ($728), a charge related to the restructuring of APPX Software ($2,400) and a recovery in connection with a Film Products product liability lawsuit ($1,750). The APPX Software restructuring charge includes estimated losses on the disposal of assets, severance costs and cost for the termination of leases and certain contracts. The restructuring, which occurred in the first quarter of 1995, was aimed at eliminating operating losses. Such losses were $478 in the first quarter of 1995 and $4.7 million in 1994. While new product development activities have been curtailed, APPX Software continues to sell, maintain and support existing products. For the post-restructuring period April 1 to December 31, 1995, APPX Software had an operating profit of $382.

         In 1994, unusual items totaling $16,494 include the write-off of certain Molded Products goodwill ($4,873) (see Note 8 on page 43), costs related to the closing of a Molded Products plant in Alsip, Illinois ($2,100), and the write-off of goodwill and other intangibles in APPX Software ($9,521) (see Note 8 on page 43).

         In 1993, unusual items totaling $452 include estimated costs related to the disposal of a Film Products plant in Flemington, New Jersey ($1,815), and the reorganization of corporate functions ($900), offset by a gain on the sale of a portion of Tredegar's investment in Emisphere ($2,263) (see Note 7 on page
43).


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

19       DISCONTINUED OPERATIONS

On August 16, 1994, the Elk Horn Coal Corporation ("Elk Horn"), Tredegar's 97% owned coal subsidiary, was acquired by Pen Holdings, Inc., for an aggregate consideration of approximately $71,000 ($67,485 after minority interest and transaction costs). Tredegar realized an after-tax gain on the transaction of $25,740. In the first quarter of 1994, Tredegar recognized an income tax benefit of $3,320 on the difference between the financial reporting and income tax basis of Elk Horn. On February 4, 1994, Tredegar sold its remaining oil and gas properties for approximately $8,000 and recognized an after-tax gain of $3,938. The divestiture of Elk Horn completed Tredegar's exit from its energy businesses. Accordingly, information about results of operations, financial condition, cash flows and segments have been restated where appropriate.

         In accordance with applicable accounting pronouncements, a $6,194 charge ($3,964 after income tax benefits) was recognized as a reduction to the gain on the disposal of Elk Horn for the estimated present value of the portion of the unfunded obligation under the Coal Industry Retiree Health Benefit Act of 1992 (the "Act") assumed by Tredegar in the divestiture transaction. Under the Act, assigned operators (former employers) are responsible for a portion of the funding of medical and death benefits of certain retired miners and dependents of the United Mine Workers of America. The obligation under the Act is reflected in Tredegar's consolidated balance sheet in "Other noncurrent liabilities." The net periodic cost (interest and the amortization of gains or losses) of the obligation since the Elk Horn divestiture is reflected in Tredegar's consolidated statements of income in "Other income (expense), net."

         At December 31, 1995 and 1994, the accrued costs for Tredegar's obligation under the Act were $6,000 and $6,102, respectively, including an unfunded obligation of $4,703 and $5,720, respectively, and an unrecognized gain of $1,297 and $382, respectively. The discount rate used in determining the unfunded obligation was 7.5% and 8.25% at December 31, 1995 and 1994, respectively, and 7% at August 16, 1994. The medical premium trend rate was assumed to be 12% and 13% at December 31, 1995 and 1994, respectively, and 14% at August 16, 1994, with a gradual decrease to 6% in year 2004, 6.75% in year 2003 and 5.5% in year 2005, respectively, and remaining at that level thereafter. The accrued cost was determined using assumptions at the end of each period, and the net periodic cost was determined using assumptions as of the beginning of each period. If the medical premium trend rate were increased by 1%, the obligation at December 31, 1995, would increase by approximately $218. The effect of this increase on the annual interest cost component of the net period cost would be $16.

         The condensed statements of income of the discontinued Energy segment are presented below through August 16, 1994, the date Elk Horn was acquired by Pen Holdings, Inc.:

Condensed Statements of Income
Discontinued Energy Segment


                                                January 1, 1994 to
(Unaudited)                                     August 16, 1994       1993

Net sales                                        $19,868             $33,431

Costs and expenses:
    Operating costs and expenses                  13,229              23,818
    Interest allocated                               337                 653
    Unusual items                                      -              (1,424)

    Total                                         13,566              23,047

Income from Energy segment operations
    before income taxes                            6,302              10,384
Income taxes                                       2,082               3,600

Income from Energy segment operations            $ 4,220             $ 6,784



         Unusual items totaling $1,424 in 1993 include gains on the sale of certain oil and gas properties.

         Transactions between Tredegar and the Energy segment are reflected as though they are settled immediately and there are no amounts due to or from Tredegar at the end of any period. All of the Energy segment's full-time employees participated in Tredegar's noncontributory defined benefit plan for salaried employees. These employees also participated in Tredegar's welfare (medical, life and disability) and savings plans. Accordingly, related costs have been allocated to discontinued operations. Interest expense was allocated to discontinued operations operations. Interest expense was allocated to discontinued operations based upon the ratio of the Energy segment's capital employed (net assets) to Tredegar's consolidated capital employed.

         For federal income tax purposes, results of the Energy segment's operations through the date of disposal have been included in Tredegar's consolidated tax return. The Energy segment's provision for income taxes represents its allocated share of Tredegar's income tax expense. The allocated share approximates income tax expense that would have been incurred had the Energy segment (i) filed a separate consolidated tax return, and (ii) separately computed income taxes in accordance with SFAS No. 109 in 1994 and 1993.

SHAREHOLDER INFORMATION

ANNUAL MEETING

The annual meeting of shareholders of Tredegar Industries, Inc., will be held on May 21, 1996, beginning at 9:30 a.m. E.D.T. at the Tredegar Iron Works in Richmond, Virginia. Formal notices of the annual meeting, proxies and proxy statements will be mailed to shareholders on or before March 31.

CORPORATE HEADQUARTERS
1100 Boulders Parkway
Richmond, Virginia 23225
804-330-1000

NUMBER OF EMPLOYEES
Approximately 3,300

COUNSEL
Hunton & Williams
Richmond, Virginia

INDEPENDENT ACCOUNTANTS
Coopers & Lybrand, L.L.P.
Richmond, Virginia

STOCK LISTING
New York Stock Exchange
Ticker Symbol: TG

TRANSFER AGENT AND REGISTRAR
American Stock Transfer & Trust Company
New York, New York

INQUIRIES

Inquiries concerning stock transfers, dividend reimbursements, consolidating accounts, changes of address, or lost or stolen stock certificates should be directed to:

American Stock Transfer & Trust Company
Shareholder Services Department
40 Wall Street - 46th Floor
New York, New York  10005
Telephone: 800-937-5449

All other inquiries should be directed to:

Tredegar Industries, Inc.
Corporate Communications Department
1100 Boulders Parkway
Richmond, Virginia  23225
Telephone: 804-330-1044

INTERIM REPORT DISTRIBUTION

Tredegar does not distribute quarterly reports through brokerages or banks. If your shares of Tredegar common stock are held through a third party, such as a bank or brokerage, and you would like to receive quarterly reports, please write or call the Corporate Communications Department at the above address.

DIVIDEND INFORMATION

During 1995 and 1994, the Board of Directors declared quarterly dividends of $.06 per share, or $.24 per share on an annual basis. All decisions with respect to payment of dividends will be made by the Board of Directors based upon Tredegar's earnings, financial condition, anticipated cash needs and such other considerations as the Board deems relevant. See Note 10 of Notes to Financial Statements on page 44 for details of restrictions on dividends.

MARKET PRICES OF COMMON STOCK AND SHAREHOLDER DATA

The following table shows the reported high and low closing prices of Tredegar's common stock by quarter for the past two years, adjusted for the 3-for-2 stock split.

                   1995                1994
                   High       Low      High       Low
First Quarter     $13.92    $11.58    $10.58    $ 9.50
Second Quarter     16.58     13.42     10.25      9.33
Third Quarter      21.25     17.25     12.42      9.83
Fourth Quarter     23.17     18.33     12.42     11.42

Tredegar has no preferred stock outstanding.

There were 12,185,300 shares of common stock held by 6,555 shareholders of record on January 31, 1996.

PLANTS, FACILITIES AND OFFICES

CORPORATE HEADQUARTERS:
Richmond, Virginia

TREDEGAR FILM PRODUCTS:
Carbondale, Pennsylvania
Cincinnati, Ohio
LaGrange, Georgia
Manchester, Iowa
New Bern, North Carolina
Tacoma, Washington
Terre Haute, Indiana (2)
  (plant and technical center)
Kerkrade, the Netherlands
Kobe, Japan
San Juan, Argentina
Sao Paulo, Brazil

TREDEGAR MOLDED PRODUCTS:
Alsip, Illinois
Excelsior Springs, Missouri
Graham, North Carolina
South Grafton, Massachusetts
St. Petersburg, Florida (2)
  (2 plants including a technical center)
Philipsburg, Pennsylvania
State College, Pennsylvania

FIBERLUX:
Pawling, New York
Purchase, New York

ALUMINUM EXTRUSIONS:
Carthage, Tennessee
Kentland, Indiana
Newnan, Georgia

BRUDI:
Ridgefield, Washington
Adelaide, Australia
Halifax, United Kingdom

APPX SOFTWARE:
Richmond, Virginia

MOLECUMETICS:
Bellevue, Washington


Copy Rights 1996 Tredegar Industries, Inc.
Publication Design: Communication Design, Inc., Richmond, Virginia