Form 10-K, Exhibit 13
period 1996-12-31
TREDEGAR INDUSTRIES INC
filed 1997-03-11
CIK 850429

FINANCIAL SUMMARY

                                                                                     % Increase
Years Ended December 31                                      1996         1995       (Decrease)
-----------------------------------------------------------------------------------------------
(In thousands, except per-share amounts)
-----------------------------------------------------------------------------------------------
Net income:
-----------------------------------------------------------------------------------------------
   As reported                                            $45,035      $24,053              87
   Excluding unusual items (a)                             36,556       24,094              52
   Excluding unusual items and technology-related
      investment gains/losses (a) (b)                      35,187       24,538              43
-----------------------------------------------------------------------------------------------
Earnings per common and dilutive common equivalent share:
-----------------------------------------------------------------------------------------------
   As reported                                               3.44         1.80              91
   Excluding unusual items (a)                               2.79         1.80              55
   Excluding unusual items and technology-related
      investment gains/losses (a) (b)                        2.69         1.84              46
-----------------------------------------------------------------------------------------------
Ongoing operations (b):
-----------------------------------------------------------------------------------------------
   Net sales                                              489,040      472,709               3
   EBITDA (c)                                              71,914       56,283              28
   Technology-related investment gains (losses) (a)         2,139         (694)              -
   Depreciation and amortization                           18,507       17,579               5
   Capital expenditures                                    22,698       17,778              28
   Research and development expenses                       11,066        8,763              26
-----------------------------------------------------------------------------------------------
Financial position and other data:
-----------------------------------------------------------------------------------------------
   Cash and cash equivalents                              101,261        2,145           4,621
   Debt outstanding                                        35,000       35,000               -
   Shareholders' equity                                   212,545      170,521              25
   Credit available under 5-year revolving
      credit facility                                     275,000      275,000               -
   Shares outstanding at end of period                     12,238       12,176               1
   Weighted average shares used to compute earnings per
      common and dilutive common equivalent share          13,105       13,370              (2)
   Dividends per share                                        .26          .18              44
   Equity per share                                         17.37        14.00              24
-----------------------------------------------------------------------------------------------
Closing market price per share:
------------------------------------------------------------------------------

   High                                                     45.38        23.17
   Low                                                      20.50        11.58
   End of year                                              40.13        21.50
------------------------------------------------------------------------------
Total return to shareholders                                 87.8%        87.2 %
------------------------------------------------------------------------------

(a) See page 24 for an explanation of unusual items. During 1996, Tredegar realized a gain of $2,139 ($1,369 after income taxes) on the sale of its equity investment in Indigo Medical, Inc., to Johnson & Johnson. During 1995, Tredegar recognized a charge of $694 ($444 after income tax benefits) for the write-off of another medical technology investment. See Note 7 on page 41 for information on Tredegar's remaining technology-related investments.

(b) Ongoing operations exclude Molded Products and Brudi, which were divested in 1996. On a pro forma basis, excluding unusual items, investment gains/losses, the operating results of Molded Products and Brudi and including pro forma interest income on divestiture proceeds at a rate of approximately 3.5% after income taxes, net income in 1996 and 1995 would have been $35,357 ($2.70 per share) and $25,851 ($1.93 per share), respectively. See Note 19 on page 47 for further information regarding divested operations.

(c) Ongoing EBITDA is earnings before interest, taxes, depreciation, amortization, unusual items, technology-related investment gains/losses, and divested and discontinued operations. See Note (o) on page 33 for further explanation.

FINANCIAL REVIEW



TABLE OF CONTENTS
--------------------------------------------------------------------------

Seven-Year Summary                                                 18

Segment Tables                                                     20

Shareholder Value                                                  23

Results of Operations                                              24

Financial Condition                                                26

Business Segment Review                                            27

Selected Quarterly Financial Data                                  31

Notes to Financial Tables                                          32

Independent Accountants' & Management's Reports                    34

Consolidated Statements of Income                                  35

Consolidated Balance Sheets                                        36

Consolidated Statements of Cash Flows                              37

Consolidated Statement of Shareholders' Equity                     38

Notes to Financial Statements                                      39

Shareholder Information                                            50

SEVEN-YEAR SUMMARY


Tredegar Industries, Inc. and Subsidiaries




Years Ended December 31                            1996         1995         1994         1993       1992       1991       1990
---------------------------------------------------------------------------------------------------------------------------------
(In thousands, except per-share data)


Results of Operations (a)(b)(c):
Net sales                                         $523,551    $589,454    $502,208     $449,208    $445,229   $439,186  $505,884
Other income (expense), net                          4,248        (669)       (296)        (387)        226        745       861
                                                  --------    ---------   ---------    ---------   --------   --------   -------
                                                   527,799     588,785     501,912      448,821     445,455    439,931   506,745
                                                  --------    ---------   ---------    ---------   --------   --------   -------
Cost of goods sold                                 417,270     490,510     419,823      379,286     370,652    373,429   450,843
Selling, general and administrative expenses        39,719      48,229      47,978       47,973      48,130     49,764    54,457
Research and development expenses                   11,066       8,763       8,275        9,141       5,026      4,541     4,850
Interest expense (d)                                 2,176       3,039       4,008        5,044       5,615      7,489     7,101
Unusual items                                      (11,427)(e)     (78)(f)  16,494(g)       452(h)       90(i)     721(j) 32,915(k)
                                                  --------     -------    --------      -------     -------    -------   -------
                                                   458,804     550,463     496,578      441,896     429,513    435,944   550,166
                                                  --------     -------    --------      -------     -------    -------   -------
Income (loss) from continuing operations before
     income taxes                                   68,995      38,322       5,334        6,925      15,942      3,987   (43,421)
Income taxes                                        23,960      14,269       3,917        3,202       6,425      1,468   (14,734)
                                                  --------     -------    --------      -------     -------    -------   --------
Income (loss) from continuing operations(a)(b)(c)   45,035      24,053       1,417        3,723       9,517      2,519   (28,687)
Income from discontinued Energy segment opera-
     tions(b)                                            -           -      37,218        6,784       5,795      3,104     4,001
                                                  --------     -------    --------      -------     -------    -------   --------
Net income (loss) before extraordinary item and
     cumulative effect of accounting changes        45,035      24,053      38,635       10,507      15,312      5,623   (24,686)
Extraordinary item-prepayment premium on
     extinguishment of debt (net of tax)                 -           -           -       (1,115)          -          -         -
Cumulative effect of accounting changes                  -           -           -          150           -          -         -
                                                  --------     -------    --------      -------     -------    -------   --------
Net income (loss)                                 $ 45,035     $24,053     $38,635       $9,542     $15,312    $ 5,623  $(24,686)
---------------------------------------------------------------------------------------------------------------------------------

Share Data:
Earnings (loss) per common and dilutive common
     equivalent share:
     Continuing operations(a)(b)(c)                $  3.44     $  1.80     $   .09       $  .23     $   .58     $  .15  $  (1.69)
     Discontinued Energy segment operations(b)           -           -        2.40          .42         .36        .19       .24
                                                   --------    -------    --------      -------     -------    -------   --------
     Before extraordinary item and cumulative         3.44        1.80        2.49          .65         .94        .34      (1.45)
          effect of accounting changes
     Net income (loss)                                3.44        1.80        2.49          .59         .94        .34      (1.45)
Equity per share                                     17.37       14.00       12.74        10.35        9.94       9.19       9.01
Cash dividends declared per share                      .26         .18         .16          .16         .16        .16        .16
Weighted average shares used to compute earnings
     per common and dilutive common
     equivalent share                               13,105      13,370      15,524       16,343      16,341     16,341     16,944
Shares outstanding at end of period                 12,238      12,176      13,488       16,343      16,341     16,341     16,341
Closing market price per share:
     High                                            45.38       23.17       12.42        12.00       12.42       7.17      10.50
     Low                                             20.50       11.58        9.33         8.33        6.67       4.25       4.67
     End of year                                     40.13       21.50       11.58        10.00       10.33       6.67       4.92
Total return to shareholders(l)                       87.8%       87.2%       17.4%        (1.7)%      57.4%      38.8%     (52.0)%

Financial Position and Other Data:
Total assets                                       341,077     314,052     318,345      353,383     354,910    355,415    339,114
Working capital excluding cash and cash equivalents 31,860      54,504      53,087       62,064      56,365     60,341     70,890
Ending consolidated capital employed(m)            146,284     203,376     200,842      266,088     263,897    249,723    244,971
Current ratio                                        3.2:1       1.8:1       1.9:1        2.1:1       2.0:1      2.1:1      2.2:1
Cash and cash equivalents                          101,261       2,145       9,036            -           -        500      2,290
Capital employed of divested and discontinued
     operations
     (Molded Products, Brudi and the Energy
     segment)(b)(m)                                       -      60,144      59,267       98,903      96,830     92,365     82,502
Debt                                                35,000      35,000      38,000       97,000     101,500    100,000    100,000
Shareholders' equity (net book value)              212,545     170,521     171,878      169,088     162,397    150,223    147,261
Equity market capitalization(n)                    491,050     261,784     156,236      163,430     168,857    108,940     80,398
Net debt (cash) (debt less cash and cash equivalents)
     as a % of net capitalization                    (45.3)%      16.2%       14.4%        36.5%       38.5%      39.8%      39.9%
Other financial data excluding unusual items,
     technology-related investment activities
     and divested and discontinued operations(a)(b)(c):
     Net sales                                     489,040     472,709     396,738      356,750     344,296    337,151    370,052
     EBITDA(o)                                      71,914      56,283      45,684       31,734      36,334     36,203     24,171
     Depreciation                                   18,451      17,553      17,089       17,550      16,373     16,566     15,361
     Amortization of intangibles                        56          26         463        1,712           3          3          3
     Capital expenditures                           22,698      17,778      11,985       12,729      17,431     18,072     25,701
     Acquisitions                                        -       3,637           -            -      13,884          -          -
     Ending capital employed(m)                    140,236     139,822     138,625      165,635     163,117    154,208    161,719
     Average capital employed(m)                   140,029     139,224     152,130      164,376     158,663    157,964    167,064
     Unleveraged after-tax earnings(p)              33,913      24,498      17,603        7,544      12,558     12,397      5,740
     Return on average capital employed(q)            24.2%       17.6%       11.6%         4.6%        7.9%       7.8%       3.4%
     EBITDA as % of net sales                         14.7%       11.9%       11.5%         8.9%       10.6%      10.7%       6.5%
     Effective income tax rate                        36.5%       36.6%       37.1%        39.5%       36.7%      36.3%         -

---------------------------------------------------------------------------------------------------------------------------------
Refer to Notes to Financial Tables on page 32

SEGMENT TABLES
Tredegar Industries Inc. and Subsidiaries


Net Sales
-----------------------------------------------------------------------------------------------------------------------------------
Segment                                   1996         1995          1994        1993         1992         1991         1990
-----------------------------------------------------------------------------------------------------------------------------------
(In thousands)

Film Products and Fiberlux             $267,870     $249,099     $200,151     $187,291     $193,772      $193,753     $176,705
Aluminum Extrusions                     219,044      221,657      193,870      166,465      150,524       143,398      193,347
Technology                                2,126        1,953        2,717        2,994            -            -             -
                                       --------     --------     --------     --------     --------      --------     --------
   Total ongoing operations (r)(t)      489,040      472,709      396,738      356,750      344,296       337,151      370,052

Divested operations (b):
   Molded Products                       21,131       84,911       76,579       68,233       80,834        87,860      107,995
   Brudi and plant shut down and
      business held for sale in 1990     13,380       31,834       28,891       24,225       20,099        14,175       27,837
                                       --------     --------     --------     --------     --------      --------     --------
   Total                               $523,551     $589,454     $502,208     $449,208     $445,229      $439,186     $505,884
===================================================================================================================================


Operating Profit
-----------------------------------------------------------------------------------------------------------------------------------
Segment                                   1996        1995          1994         1993         1992        1991         1990
-----------------------------------------------------------------------------------------------------------------------------------
(In thousands)

Film Products and Fiberlux (t):
   Ongoing operations                  $44,378      $36,471       $35,676      $22,877      $26,573      $32,945       $20,311
   Unusual items                           680(e)     1,750(f)          -       (1,815)(h)        -        2,797(j)          -
                                       -------       ------       -------      -------      -------      -------      --------
                                        45,058       38,221        35,676       21,062       26,573       35,742        20,311

Aluminum Extrusions:
   Ongoing operations                   23,371       16,777        11,311        7,964        4,180       (4,247)       (1,713)
   Unusual items                             -            -             -            -            -            -       (30,084)(k)
                                       -------       ------       -------      -------      -------      -------      --------
                                        23,371       16,777        11,311        7,964        4,180       (4,247)      (31,797)

Technology:
   Molecumetics                         (6,564)      (4,769)       (3,534)      (3,324)      (1,031)           -             -
   Investments and other (s)             2,021       (1,261)       (5,354)      (6,380)        (834)           -             -
   Unusual items                             -       (1,672)(f)    (9,521)(g)    2,263(h)     1,092(i)         -             -
                                       -------       ------       -------      -------      -------      -------      --------
                                        (4,543)      (7,702)      (18,409)      (7,441)        (773)           -             -

Divested operations (b):
   Molded Products                       1,011        2,718        (2,484)        (228)       1,176       (9,307)       (8,908)
   Brudi and plant shut down and
      business held for sale in 1990       231          222          (356)         177          513        1,870        (3,304)
   Unusual items                        10,747(e)        -         (6,973)(g)        -       (1,182)(i)   (3,518)(j)    (2,831)(k)
                                       -------       ------       -------      -------      -------      -------      --------
                                        11,989        2,940        (9,813)         (51)         507      (10,955)      (15,043)
                                       -------       ------       -------      -------      -------      -------      --------
Total operating profit (loss)           75,875       50,236        18,765       21,534       30,487       20,540       (26,529)
Interest income (u)                      2,956          333           544            -            -            -             -
Interest expense (d)                     2,176        3,039         4,008        5,044        5,615        7,489         7,101
Corporate expenses, net                  7,660        9,208         9,967        9,565(h)     8,930        9,064         9,791
                                       -------       ------       -------      -------      -------      -------      --------
Income (loss) from continuing
   operations before income taxes       68,995       38,322         5,334        6,925       15,942        3,987       (43,421)
Income taxes                            23,960       14,269         3,917        3,202        6,425        1,468       (14,734)
                                       -------       ------       -------      -------      -------      -------      --------
Income (loss) from continuing
   operations (a)                       45,035       24,053         1,417        3,723        9,517        2,519       (28,687)
Income from discontinued Energy
   segment operations (b)                    -            -        37,218        6,784        5,795        3,104         4,001
                                       -------       ------       -------      -------      -------      -------      --------
Net income (loss) before
   extraordinary item and cumulative
   effect of accounting changes        $45,035      $24,053       $38,635      $10,507      $15,312       $5,623      $(24,686)
===================================================================================================================================

Refer to Notes to Financial Tables on page 32.


Identifiable Assets
------------------------------------------------------------------------------------------------------------------------------
Segment                                 1996         1995          1994         1993         1992         1991         1990
------------------------------------------------------------------------------------------------------------------------------
(In thousands)

Film Products and Fiberlux (t)        $122,723     $124,426      $115,310     $116,583     $119,915     $110,630     $ 98,716
Aluminum Extrusions                     83,814       80,955        89,406       89,498       93,365       95,000      116,391
Technology:
   Molecumetics                          2,911        2,018         1,536        1,926        1,415            -            -
   Investments and other (s)             7,760        5,442         5,780       13,321       15,441        3,334          750
                                      --------     --------     ---------    ---------     --------     --------     --------
Identifiable assets for ongoing
    operations                         217,208      212,841       212,032      221,328      230,136      208,964      215,857

Nonoperating assets held for sale            -        6,057         5,018        3,605        4,330       13,600        8,670
General corporate                       22,608       20,326        12,789       12,031       11,745        9,447        6,647
Cash and cash equivalents              101,261        2,145         9,036            -            -          500        2,290
Divested operations (b):
   Molded Products                           -       44,173        48,932       54,487       50,151       52,132       77,566
   Brudi and business
      held for sale in 1990                  -       28,510        30,538       30,956       28,744       26,416        5,238
Net assets of discontinued Energy
   segment operations (b)                    -            -             -       30,976       29,804       24,356       22,846
                                      --------     --------     ---------    ---------     --------     --------     --------
   Total                              $341,077     $314,052      $318,345     $353,383     $354,910     $335,415     $339,114
==============================================================================================================================


Depreciation and Amortization
------------------------------------------------------------------------------------------------------------------------------
Segment                                  1996         1995          1994         1993         1992         1991          1990
------------------------------------------------------------------------------------------------------------------------------
(In thousands)

Film Products and Fiberlux             $11,769      $10,343        $9,741      $10,026       $8,580       $7,847       $5,644
Aluminum Extrusions                      5,407        5,966         5,948        6,240        7,093        8,033        9,153
Technology:
   Molecumetics                            780          592           573          443            -            -            -
   Investments and other (s)               161          197           720        1,868            -            -            -
                                       -------      --------      -------      -------      -------      -------      -------
   Subtotal                             18,117       17,098        16,982       18,577       15,673       15,880       14,797

General corporate                          390          481           570          685          703          689          567
                                       -------      -------       -------      -------      -------      -------      -------
   Total ongoing operations             18,507       17,579        17,552       19,262       16,376       16,569       15,364

Divested operations (b):
   Molded Products                       1,261        5,055         5,956        5,289        5,416        7,835        7,958
   Brudi and plant shut down and
      business held for sale in 1990       550        1,201         1,337        1,272        1,085          798        1,083
                                       -------      -------       -------      -------      -------      -------      -------
   Total                               $20,318      $23,835       $24,845      $25,823      $22,877      $25,202      $24,405
==============================================================================================================================

Refer to Notes to Financial Tables on page 32.


Capital Expenditures, Acquisitions and Investments
--------------------------------------------------------------------------------------------------------------------------------
Segment                                 1996         1995          1994         1993         1992         1991          1990
--------------------------------------------------------------------------------------------------------------------------------
(In thousands)
Film Products and Fiberlux             $12,349      $11,199       $ 7,126      $ 6,575      $13,214      $10,055      $15,254
Aluminum Extrusions                      8,598        5,454         4,391        1,870        2,487        7,594        9,302
Technology:
   Molecumetics                          1,594          894           178          939        1,414            -            -
   Other (s)                                14            -            99          905            -            -            -
                                       -------      -------       -------      -------      -------      -------      -------
   Subtotal                             22,555       17,547        11,794       10,289       17,115       17,649       24,556

General corporate                          143          231           191        2,440          316          423        1,145
                                       -------      -------       -------      -------      -------      -------      -------
   Capital expenditures for ongoing
      operations                        22,698       17,778        11,985       12,729       17,431       18,072       25,701

Divested operations (b):
   Molded Products                       1,158        6,553         2,988        3,235        2,441        2,897        8,891
   Brudi and plant shut down and
      business held for sale in 1990       104          807           606          516          833          391          207
                                       -------      -------       -------      -------      -------      -------      -------
   Total capital expenditures           23,960       25,138        15,579       16,480       20,705       21,360       34,799

Acquisitions and other investments (s)   3,138        5,541         1,400        5,699       17,622       25,654            -
                                       -------      -------       -------      -------      -------      -------      -------
   Total capital expenditures,
      acquisitions and investments     $27,098      $30,679       $16,979      $22,179      $38,327      $47,014      $34,799
================================================================================================================================

Refer to Notes to Financial Tables on page 32.

SHAREHOLDER VALUE

Tredegar's primary objective is to enhance shareholder value. The ultimate measure of value creation is total return on common stock. The total return on Tredegar's common stock was 87.8% in 1996 and 87.2% in 1995. This compares favorably to the total return for the S&P SmallCap 600(R) Index in which Tredegar is included.

     Key operational value drivers affecting total return include sales growth rate, operating profit margin, income tax rate and fixed and working capital investment. Tredegar attributes its favorable total return in 1996 and 1995 primarily to higher profits and cash flow in Film Products and Aluminum Extrusions, the divestiture of non-strategic businesses (Molded Products and Brudi in 1996 and Tredegar's former energy businesses in 1994), accretion in earnings per share due to stock repurchases and the elimination of operating losses in APPX Software.

     Tredegar's value creation efforts also link pay to performance, primarily through the issuance of bonuses and stock options (see pages 6-7). The charts on this page depict the relationship between CEO pay, incentives and selected performance measures. Additional information on compensation paid to Mr. Gottwald is included in Tredegar's 1997 proxy statement.

     In addition to cash compensation, Mr. Gottwald was granted the following stock options:

                        Number          Per-Share
Year                 of Options    Exercise Price

1989                     47,850         $11.14
1992                     45,000           8.09
1994                     33,750          10.09
                         22,500          16.00
1995                     22,500          12.50
1996                     12,000          25.13
                          6,000          29.00


The per-share exercise price of the stock options was equal to or greater than the market price of Tredegar common stock on the date of grant.

                            TOTAL CASH COMPENSATION
                                JOHN D. GOTTWALD
                               PRESIDENT AND CEO
                                  $ THOUSANDS

                                  [Bar Chart]

              1990      1991      1992      1993      1994      1995      1996
SALARY      282,500   293,750   308,500   322,500   333,000   333,000   347,167
BONUS             0    30,000    75,000    42,500    90,000   125,000   140,000



                       RETURN ON AVERAGE CAPITAL EMPLOYED
                   Ongoing operations excluding unusual items
                  and technology-related investment activities
                                   Percent

                                  [Bar Chart]




                      '90  '91  '92  '93  '94   '95   '96
                      3.4  7.8  7.9  4.6  11.6  17.6  24.2



CUMULATIVE TOTAL RETURN
Based on investment of $100 beginning December 31, 1990 includes reinvestment of dividends

Dollars            Source: Georgeson & Co.
[ ] Tredegar       [ ] S&P Manufacturing (Diversified Ind.) Index
[ ] S&P 500(R)     [ ] S&P SmallCap 600*
                       Tredegar is included in the S&P SmallCap 600

                               [Bar Graph]

                            '90     '91     '92     '93     '94     '95     '96
Tredegar Industries Inc.    $100    $139    $219    $216    $254    $476    $895
S&P 500(R)                  $100    $130    $140    $155    $157    $215    $265
S&P(R) Manufacturing
  (Diversified) Index       $100    $123    $133    $161    $167    $235    $324
S&P 600(R) SmallCap Index   $100    $148    $180    $213    $203    $264    $321

RESULTS OF OPERATIONS


1996 SUMMARY

Net income in 1996 was $45 million or $3.44 per share, compared with $24.1 million or $1.80 per share in 1995. Results for both years include unusual income (net) and technology-related investment gains and losses that affect comparability between periods. Excluding the after-tax effects of these items, which are described in the next two sections of this report, net income was $35.2 million or $2.69 per share, up significantly from $24.5 million or $1.84 per share in 1995. This increase was due primarily to higher profits in Film Products and Aluminum Extrusions.

     Unusual Items
Unusual income (net) affecting operations in 1996 totaled $11.4 million ($8.5 million after income taxes) and included:

o A third-quarter gain of $2 million ($1.2 million after taxes) on the sale of a former plastic films manufacturing site in Fremont, California

o A third-quarter charge of $1.3 million ($795,000 after taxes) related to the write-off of specialized machinery and equipment due to excess capacity in certain industrial packaging films

o A first-quarter gain of $19.9 million ($13.7 million after taxes) on the sale of Molded Products (see further discussion below)

o A first-quarter charge of $9.1 million ($5.7 million after taxes) related to the loss on the divestiture of Brudi (see further discussion below)

     Unusual income (net) affecting operations in 1995 totaled $78,000 (a $41,000 charge after income taxes) and included:

o A third-quarter gain of $728,000 ($451,000 after taxes) on the sale of Regal Cinema shares

o A first-quarter charge of $2.4 million ($1.6 million after taxes) related to the restructuring of APPX Software

o A first-quarter recovery of $1.8 million ($1.1 million after taxes) in connection with a Film Products product liability lawsuit

     On March 29, 1996, Tredegar sold Molded Products to Precise Technology, Inc., for cash consideration of $57.5 million ($54 million after transaction costs). During the second quarter of 1996, Tredegar completed the sale of Brudi for cash con-sideration of approximately $18.1 million ($17.6 million after transaction costs). Tredegar recognized a gain of $19.9 million ($13.7 million after income taxes) on the sale of Molded Products in the first quarter of 1996. This gain was partially offset by a first-quarter charge of $9.1 million ($5.7 million after income tax benefits) related to the loss on the divestiture of Brudi. See Note 19 on page 47 for further details on these divestitures.

     The operating results for Molded Products were historically reported as part of the Plastics segment on a combined basis with Film Products and Fiberlux. Likewise, results for Brudi were combined with Aluminum Extrusions and reported as part of the Metal Products segment. Accordingly, results for Molded Products and Brudi have been included in continuing operations. Tredegar began reporting Molded Products and Brudi separately in its segment disclosures in 1995 after announcing its intent to divest these businesses (see pages 20-22).

     On a pro forma basis, excluding unusual income (net), technology-related investment gains and losses, the operating results of Molded Products and Brudi and including pro forma interest income on divestiture proceeds at a rate of approximately 3.5% after income taxes, net income in 1996 and 1995 would have been $35.4 million ($2.70 per share) and $25.9 million ($1.93 per share), respectively.

     Technology-Related Investment Gains and Losses
During 1996, Tredegar realized a gain of $2.1 million ($1.4 million after income taxes) on the sale of its equity investment in Indigo Medical, Inc. ("Indigo") to Johnson & Johnson. This gain is included in "Other income (expense), net" in the consolidated statements of income on page 35 and "Investments and other" in the operating profit table on page 20. Indigo is engaged in the development of catheter-based laser thermotherapy systems to treat enlargement of the prostate. During 1995, Tredegar recognized a charge of $694,000 ($444,000 after income tax benefits) for the write-off of another medical technology investment. This charge is included in "Selling, general and administrative" expenses in the consolidated statements of income and "Investments and other" in the operating profit table. Further information on Tredegar's technology-related investments is provided in Note 7 on page 41.

1996 VERSUS 1995

     Revenues
Net sales decreased by 11.2% due to the divestitures of Molded Products and Brudi and lower selling prices (reflecting lower average raw material costs), partially offset by higher volume in Film Products and Aluminum Extrusions. On a pro forma basis, excluding Molded Products and Brudi, net sales in 1996 increased by 3.5% over 1995. For further discussion of ongoing operations, see the business segment review on pages 27-30.

     Operating Costs and Expenses
The gross profit margin increased to 20.3% in 1996 from 16.8% in 1995 due primarily to higher volume in ongoing manufacturing businesses and lower raw material costs per unit, partially offset by startup costs associated with nonwoven film laminate backsheet production. Cost reductions and quality improvements in Aluminum Extrusions also contributed to the increase but were partially offset by the unfavorable impact of press shutdowns associated with a modernization project currently underway at the Newnan, Georgia, plant.

     Selling, general and administrative expenses decreased by $8.5 million or 17.6% due mainly to the divestitures of Molded Products and Brudi, cost reductions at APPX Software, lower expenses for stock appreciation rights (down almost $1 million due to their appreciation limitation) and the write-off in 1995 of a medical technology investment ($694,000), partially offset by selling, general and administrative expenses from the films business acquired in Argentina in March 1995. Selling, general and administrative expenses, as a percentage of sales, declined to 7.6% in 1996 compared with 8.2% in 1995.

     Research and development expenses increased by $2.3 million or 26.3% due to higher spending at Molecumetics and higher product development spending at Film Products.

     Unusual income (net) totaling $11.4 million in 1996 is explained on page
24.

     Interest Income and Expense
Interest income, which is included in "Other income (expense), net" in the consolidated statements of income, increased to $3 million in 1996 from $333,000 in 1995 due to the investment of divestiture proceeds and cash generated from operations. The average tax equivalent yield earned on cash equivalents was 5.5% in 1996 and 5.9% in 1995. Tredegar's policy permits investment of excess cash in marketable securities that have the highest credit ratings and maturities of less than one year. The primary objectives of Tredegar's investment policy are safety of principal and liquidity.

     Interest expense declined due to higher capitalized interest from an increase in capital expenditures for ongoing operations, lower revolving credit facility fees and lower average debt outstanding. The average interest rate on debt was 7.2% in 1996 and 1995 (primarily fixed-rate debt). Average consolidated debt outstanding during 1996 declined to $35 million from $38.3 million in 1995.

     Income Taxes
The effective tax rate excluding unusual items, the effects of tax-exempt interest income, and investment gains and losses declined to 36.5% during 1996 from 37% in 1995 due primarily to a lower effective state income tax rate from proportionally higher domestic income in states with lower tax rates and proportionally higher foreign income that is exempt from state income taxes. See
Note 16 on page 46 for additional tax rate information.


1995 VERSUS 1994

     Revenues
Net sales increased 17.4% in 1995 due primarily to higher selling prices in Film Products and Aluminum Extrusions, reflecting higher raw material costs. Higher sales volume in Molded Products, Film Products and Brudi also contributed to the increase. Aluminum Extrusions volume declined 3.1% during 1995. For further discussion of ongoing operations, see the business segment review on pages 27-30.

     Operating Costs and Expenses
The gross profit margin increased to 16.8% in 1995 from 16.4% in 1994 due to higher volume in Molded Products, ongoing cost and quality improvements in Aluminum Extrusions and the restructuring of APPX Software, partially offset by startup costs at a Molded Products facility in Graham, North Carolina, and lower margins in Film Products. Lower margins in Film Products were due to higher resin prices, startup costs associated with nonwoven film laminate backsheet production and costs incurred (which were anticipated) to upgrade the Argentine films business acquired in March 1995.

     Selling, general and administrative expenses increased by less than 1% in 1995 due primarily to the acquisition in Argentina, charges associated with stock appreciation rights (nearly $1 million in 1995 versus $53,000 in 1994) and a charge of $694,000 for the write-off of a medical technology investment, partially offset by cost reductions at APPX Software and Molded Products, lower bad debt expenses and commissions at Aluminum Extrusions, lower corporate services costs and lower pension expense for salaried employees. Selling, general and administrative expenses, as a percentage of sales, declined to 8.2% in 1995 compared with 9.6% in 1994.

     Research and development expenses increased 5.9% compared with 1994 due to higher spending at Film Products and Molecumetics, partially offset by a reduction of product development costs at APPX Software.

     Unusual income (net) totaling $78,000 in 1995 is explained on page 24.

     Interest Income and Expense
Interest income declined in 1995 to $333,000 from $544,000 in 1994 due to lower average cash and cash equivalent balances.

     Interest expense for continuing operations decreased 24.2% due primarily to lower average debt levels resulting from the paydown of variable-rate debt in 1994 with proceeds from the divestiture of the Energy segment. The average interest rate on debt outstanding was 7.2% in 1995 (primarily fixed-rate debt) and 6.2% in 1994 (a mix of fixed- and floating-rate debt). Average consolidated debt outstanding during 1995 declined to $38.3 million from $61.6 million in 1994. Interest expense of $337,000 was allocated to discontinued energy operations in 1994.

     Income Taxes
The effective tax rate for continuing operations excluding unusual items and investment gains and losses decreased to 37% in 1995, compared with 38.3% in 1994. The decrease was due mainly to a lower effective state income tax rate. See Note 16 on page 46 for additional tax rate information.

FINANCIAL CONDITION


ASSETS

Tredegar's total assets increased to $341.1 million at December 31, 1996, from $314.1 million at December 31, 1995, due to cash generated from operating activities in excess of capital expenditures and dividends ($18.1 million); capital expenditures in excess of depreciation ($3.9 million); proceeds from the sale of Indigo in excess of its carrying value ($2.1 million); an increase in prepaid pension expense (included in other assets) for the curtailment of participation by Molded Products employees in one of Tredegar's defined benefit plans ($1.8 million); and other items ($2.2 million); partially offset by the divestitures of Molded Products and Brudi for combined cash consideration of $71.6 million (net of transaction costs), which was $1.1 million less than the book value of their assets at December 31, 1995.

        Capital expenditures in 1996 were related to normal replacement of machinery and equipment, new nonwoven film laminate capacity, expansion of permeable film capacity in Europe, expansion of permeable and diaper backsheet film capacity in Brazil, expansion of lab facilities at Molecumetics, and a modernization program to upgrade certain areas of the aluminum extrusions facility in Newnan, Georgia, partially offset by a reduction of capital expenditures from the divestitures of Molded Products and Brudi. Approximately $4.8 million is expected to be spent on the Newnan upgrade in 1996 and 1997, most of which occurred during 1996. Capital expenditures in 1996 also reflect the purchase of machinery and equipment for a disposable film production line near Guangzhou, China, that is expected to be operational in late 1997 or early 1998.

        At December 31, 1996, Tredegar had cash and cash equivalents of $101.3 million, which was $66.3 million in excess of debt, compared with net debt (debt in excess of cash and cash equivalents) of $32.9 million at December 31, 1995.

        LIABILITIES

Accounts payable decreased by $2.3 million from December 31, 1995, due primarily to divestitures, partially offset by an improvement in trade terms with certain vendors. Accrued expenses, deferred income taxes and other noncurrent liabilities declined due mainly to divestitures.

        Debt at December 31, 1996 and 1995, consisted of a $35 million, 7.2% note maturing in June 2003. The first annual principal payment of $5 million is due in June 1997 and has been classified as long-term debt in accordance with Tredegar's ability to refinance such obligation on a long-term basis. Tredegar also has a revolving credit facility that permits borrowings of up to $275 million (no amounts borrowed at December 31, 1996 and 1995). The facility matures on September 7, 2001, with an annual extension of one year permitted subject to the approval of part icipating banks. See Note 10 on page 42 for further information on debt and credit agreements.


        SHAREHOLDERS' EQUITY

During 1996 and 1995, Tredegar purchased 68,947 and 1,497,296 shares, respectively, of its common stock for $2 million ($29.50 per share) and $25.5 million ($17.06 per share), respectively. Since becoming an independent company in 1989, Tredegar has purchased a total of 6.1 million shares, or 34% of its originally outstanding common stock, for $76.2 million ($12.41 per share). Under a standing authorization from its board of directors, Tredegar may purchase an additional 940,000 shares in the open market or in privately negotiated transactions at prices management deems appropriate.

        At December 31, 1996, Tredegar had 12,238,053 shares of common stock outstanding and a total market capitalization of $491.1 million, compared with 12,176,295 shares outstanding at December 31, 1995, and a total market capitalization of $261.8 million.

        CASH FLOWS

Net cash provided by operating activities in excess of capital expenditures and dividends decreased to $18.1 million in 1996 from $22.2 million in 1995 due primarily to higher working capital for ongoing operations to support higher sales volume and income taxes paid on net gains realized from divestitures, property disposals and the sale of Indigo.

        The significant increase in cash and cash equivalents to $101.3 million at December 31, 1996, was due to the $18.1 million of excess cash generated during 1996 combined with the $2.1 million cash and cash equivalents balance at December 31, 1995; the proceeds from the divestitures of Molded Products and Brudi ($71.6 million after transaction costs); the sale of an equity investment in Indigo ($2.6 million); property disposals ($9.9 million) and other sources ($2.1 million); partially offset by uses of funds for technology-related investments ($3.1 million) and the repurchase of Tredegar common stock ($2 million). Property disposals included the former plastic films site in Fremont, California, a former aluminum extrusions and fabrication site in Mechanicsburg, Pennsylvania, a former Brudi plant in Kelso, Washington, and a former Molded Products plant in Alsip, Illinois.

     Net cash provided by continuing operating activities in excess of capital expenditures and dividends increased to $22.2 million in 1995 from $21 million in 1994 due primarily to improved operating results, partially offset by higher capital expenditures. This excess cash, combined with the $9 million cash and cash equivalents balance at December 31, 1994, and cash from property disposals and other sources ($4.9 million), was used to fund a films acquisition in Argentina ($3.6 million), share repurchases ($25.5 million), technology-related investments ($1.9 million) and the repayment borrowings ($3 million), leaving $2.1 million of cash and cash equivalents at December 31, 1995.

     Overall cash and cash equivalents increased $9 million in 1994 over 1993. The major sources of cash during 1994 were the divestiture of Elk Horn ($67.5 million after minority interest and transaction costs); cash from continuing operating activities in excess of capital expenditures and dividends ($21 million); cash from discontinued operating activities in excess of capital expenditures ($3.5 million, including $8 million from the liquidation of coal trading working capital and income taxes paid on divestiture gains); proceeds from the sale of Tredegar's remaining oil and gas properties ($8 million); and proceeds from other property disposals ($3.5 million) related primarily to facilities previously shut down. Cash was used primarily to repay debt ($59 million), to repurchase shares of Tredegar common stock ($34.1 million) and for technology-related investments ($1.4 million).

     Normal operating cash requirements over the next 3 to 5 years are expected to be met from ongoing operations. Excess cash will be invested on a short-term basis, with the primary objectives of safety of principal and liquidity, until other opportunities in existing businesses or elsewhere are identified.


ONGOING EBITDA* AND CAPITAL EXPENDITURES
            $ MILLIONS

                                        [Bar Graph]

                       '90     '91     '92     '93   '94     '95   '96

EBITDA*                 24.2   36.2    36.3   31.7   45.7   56.3   71.9

CAPITAL EXPENDITURES    25.7   18.1    17.4   12.7   12     17.8   22.7


* Earnings before interest, taxes, depreciation, amortization, unusual items, technology-related investment gains/losses, and divested and discontinued operations.

BUSINESS SEGMENT REVIEW



FILM PRODUCTS AND FIBERLUX

Film Products manufactures plastic films for disposable personal products (primarily diapers and feminine hygiene products) and packaging, medical, industrial and agricultural products. Fiberlux produces vinyl extrusions for windows and patio doors. Products are produced at various locations throughout the United States and are sold both directly and through distributors. Tredegar also has plants in the Netherlands, Brazil and Argentina, where it produces films primarily for the European and Latin American markets. Tredegar expects to begin operating a disposable film production line near Guangzhou, China, in late 1997 or early 1998.

     Film Products is one of the largest U.S. suppliers of embossed and permeable films for disposable personal products. In each of the last three years, this class of products accounted for more than 30% of the consolidated revenues of Tredegar.

     Film Products supplies embossed films and nonwoven film laminates for use as backsheet in such disposable products as baby diapers and adult incontinent products, feminine hygiene products and hospital underpads. Film Products' primary customer for embossed films and nonwoven film laminates for backsheet is the Procter & Gamble Company ("P&G"), the leading global disposable diaper manufacturer. Film Products also supplies permeable films to P&G for use as liners in feminine hygiene products, adult incontinent products and hospital underpads.

     P&G and Tredegar have had a successful long-term relationship based on cooperation, product innovation and continuous process improvement. The loss or significant reduction of business associated with P&G would have a material adverse effect on Tredegar's business.

     Pages 2-3 and 8-11 provide further information on Film Products and Fiberlux products and markets.


FILM PRODUCTS AND FIBERLUX SALES
      $ Millions

               [Bar Chart]


'90     '91    '92    '93    '94    '95    '96

176.7  193.8  193.8  187.3  200.2  249.1  267.9


FILM PRODUCTS AND FIBERLUX ONGOING OPERATING PROFIT
                $ Millions


               [Bar Chart]

'90     '91    '92    '93    '94    '95    '96

20.3    32.9   26.6   22.9   35.7   36.5   44.4

     Sales
Film Products sales increased in 1996 due mainly to higher volume in North America, including higher volume of diaper backsheet supplied to P&G, higher volume of specialty films used for the protection of high-gloss surfaces and electronic circuit boards, higher volume of VisPore(R) film used in seed bed and ground cover applications, and higher volume of agricultural commodity films; higher diaper backsheet and packaging film volume in South America, particularly Argentina; and higher volume of permeable film supplied to P&G in Europe for feminine pads. The positive impact on sales of higher volume was partially offset by lower selling prices, which reflected lower plastic resin costs.

     Film Products sales improved in 1995 due primarily to higher selling prices, which were driven by higher raw material costs. Sales also increased during 1995 as a result of the acquisition in March 1995 of a films business in Argentina, higher permeable film volume supplied to P&G for feminine pads in Europe, higher film volume in Brazil and higher domestic diaper backsheet film volume supplied to P&G.

     Fiberlux sales increased in 1996 over 1995 due to higher volume. Fiberlux sales declined slightly in 1995 due to the divestiture in October 1995 of its fabrication business and a delay in the introduction of a new patio door.

     Operating Profit
Film Products ongoing operating profit increased in 1996 and 1995 due primarily to higher volume in the areas noted above, partially offset by startup costs associated with nonwoven film laminate backsheet production. Ongoing operating profit in 1995 for Film Products was also adversely affected by costs incurred (which were anticipated) to upgrade the Argentine films operation acquired in March 1995. Operating profits in Fiberlux improved in 1996 due to higher volume. Fiberlux profits declined in 1995 compared with 1994 due to lower volume and margins.

     Identifiable Assets
Identifiable assets in Film Products declined to $122.7 million in 1996 from $124.4 million in 1995 due primarily to the $1.3 million write-off of specialized machinery and equipment related to excess capacity in certain industrial packaging films and the removal of deferred costs associated with the disposal of the former plastic films site in Fremont, California, partially offset by higher current assets supporting higher sales and capital expenditures in excess of depreciation.

     Identifiable assets in Film Products and Fiberlux increased to $124.4 million in 1995 from $115.3 million in 1994 due primarily to the acquisition of the films business in Argentina, expansion of permeable film capacity in Europe and Brazil and capital additions in the fourth quarter for new nonwoven film laminate capacity.

     Depreciation, Amortization,
     Capital Expenditures and Acquisition

Depreciation and amortization for Film Products and Fiberlux increased to $11.8 million in 1996 from $10.3 million in 1995 due mainly to higher depreciation of blown and laminating film machinery and equipment. Higher capital expenditures in Film Products and Fiberlux in 1996 reflect new nonwoven film laminate capacity, expansion of permeable film capacity in Europe and permeable and diaper backsheet film capacity in Brazil, and the purchase of machinery and equipment for a permeable film production line near Guangzhou, China, that is expected to be operational in late 1997 or early 1998.

     Depreciation and amortization for Film Products and Fiberlux increased to $10.3 million in 1995 from $9.7 million in 1994 due to higher depreciation of blown film machinery and equipment, the acquisition of the films business in Argentina and expansion of permeable film capacity in Europe. Higher capital expenditures in Film Products and Fiberlux in 1995 reflect the expansion of permeable film capacity in Europe and Brazil and capital additions in the fourth quarter of 1995 for new nonwoven film laminate capacity.

FILM PRODUCTS AND FIBERLUX IDENTIFIABLE ASSETS
                $ Millions

              [Bar Graph]


'90     '91    '92    '93    '94    '95    '96

98.7   110.6  119.9  116.6  115.3  124.4  122.7


FILM PRODUCTS AND FIBERLUX DEPRECIATION & AMORTIZATION AND CAPITAL EXPENDITURES
                                   $ Millions

                                [Bar Graph]


                               '90     '91    '92    '93    '94    '95    '96

Depreciation & Amortization    5.6     7.8    8.6    10     9.7    10.3   11.8
Capital Expenditures          15.3    10.1   13.2     6.6   7.1    11.2   12.3


                            DISPOSABLE FILMS VOLUME
                           Domestic vs. International

                       PERCENTAGE OF TOTAL POUNDS SHIPPED
[ ] UNITED STATES & CANADA
[ ] INTERNATIONAL

                                  [Bar Graph]

                        '90     '91     '92     '93     '94     '95     '96
United States & Canada  79.6    73.9    69.0    64.5    60.5    54.9    56.9
International           20.4    26.1    31.0    35.5    39.5    45.1    43.1

ALUMINUM EXTRUSIONS

Aluminum Extrusions, which is composed of The William L. Bonnell Company, Inc., and Capitol Products Corporation, produces soft alloy aluminum extrusions for sale directly to fabricators and distributors that serve primarily the building and construction industry, as well as transportation and consumer durables markets.

     Pages 2-3 and 12-15 provide further information on Aluminum Extrusions products and markets.

     Sales
Aluminum Extrusions sales in 1996 decreased 1.2% due to lower selling prices, which reflected lower aluminum costs. Volume in 1996 increased by 5.2%, driven primarily by continued strength in residential and commercial windows and automotive markets.

     Aluminum Extrusions sales increased 14.3% during 1995 due primarily to higher average prices, reflecting higher average aluminum costs. Volume declined 3.1% during 1995.

     Operating Profit
Aluminum Extrusions operating profit increased 39.3% in 1996 due to higher volume, cost reductions, quality improvements and lower bad debt expenses, partially offset by the unfavorable impact of press shutdowns at the Newnan, Georgia, plant due to a modernization program that was begun in late 1995. This capital project is expected to cost approximately $4.8 million, most of which was spent in 1996. Improvements in productivity, scrap rates and sales returns are anticipated beginning in early 1997, when the project is expected to be completed.

     Aluminum Extrusions operating profit increased by 48.3% in 1995 due primarily to ongoing cost and quality improvements.

     Identifiable Assets
Identifiable assets in Aluminum Extrusions increased to $83.8 million in 1996 from $81 million in 1995 due mainly to capital expenditures in excess of depreciation.


            ALUMINUM EXTRUSIONS SALES
                  $ Millions

                 [Bar Graph]

 '90     '91    '92    '93    '94    '95    '96
193.3   143.4  150.5  166.5  193.9  221.7   219



  ALUMINUM EXTRUSIONS ONGOING OPERATING PROFIT
                $ Millions

                 [Bar Graph]

 '90     '91    '92    '93    '94    '95    '96
(1.7)   (4.2)   4.2      8    11.3   16.8   23.4



ALUMINUM EXTRUSIONS DEPRECIATION & AMORTIZATION AND CAPITAL EXPENDITURES
                    $ Millions

                  [Bar Graph]

                               '90     '91    '92    '93    '94    '95    '96
Depreciation & Amortization    9.2      8     7.1    6.2    5.9    6      5.4
Capital Expenditures           9.3      7.6   2.5    1.9    4.4    5.5    8.6

   ALUMINUM EXTRUSIONS IDENTIFIABLE ASSETS
                 $ Millions

                   [Bar Graph]

 '90     '91    '92    '93    '94    '95    '96
116.4    95     93.4   89.5   89.4    81    83.8

             COMMERCIAL CONSTRUCTION
                   $ Billions
Source: Cahners Building and Construction Market Forecast

                   [Bar Graph]

 '90     '91    '92    '93    '94    '95    '96    '97F
 71.7    54.1   44.5   46.9   52.7   74.7   80.4   84.4

                 HOUSING STARTS
               Millions of Units
       Source: Blue Chip Economic Indicators

                   [Bar Graph]

 '90     '91    '92    '93    '94    '95    '96    '97F
 1.19    1.01   1.2    1.288  1.46   1.35   1.46   1.4

       AUTOMOBILE AND LIGHT TRUCK SALES
            Millions of Units
     Source: Bureau of Economic Analysis

                    [Bar Graph]

 '90     '91    '92    '93    '94    '95    '96    '97F
 14.2    12.7   13.1   14.2   15.5   15.1   15.2    15

     Identifiable assets in Aluminum Extrusions declined to $81 million in 1995 from $89.4 million in 1994 due primarily to tightened credit policies resulting in a significant reduction in average days sales outstanding.

     Depreciation, Amortization
     and Capital Expenditures
Depreciation and amortization in 1996 for Aluminum Extrusions declined due to the full depreciation of certain assets in 1995. Depreciation and amortization in 1997 is expected to approximate 1996 levels as higher depreciation resulting from the modernization program at the Newnan, Georgia, facility should be offset by the full depreciation of certain other assets in 1996. Depreciation and amortization in 1995 remained consistent with 1994 levels. Higher capital expenditures in 1996 and 1995 were related primarily to the modernization program at the Newnan facility. Capital expenditures in 1995 were also affected by the purchase of 13 trailers for product deliveries.

TECHNOLOGY

The Technology segment is comprised primarily of Molecumetics, which conducts rational drug design research using synthetic chemistry techniques, certain technology-related investments in which Tredegar's ownership is less than 20% (see Note 7 on page 41) and APPX Software, a developer and producer of flexible software tools and applications. Technology segment sales consist primarily of revenues from APPX Software.

     Excluding unusual items and investment gains and losses (see page 24), ongoing technology segment losses increased by $1.4 million in 1996. This increase was due mainly to higher research and development spending at Molecumetics, partially offset by lower costs at APPX Software due to its restructuring in the first quarter of 1995. Ongoing technology operating losses declined by $3.6 million in 1995 due to the restructuring of APPX Software, partially offset by higher spending on research and development at Molecumetics.

     Technology segment identifiable assets increased by $3.2 million to $10.7 million in 1996 due to technology-related investments of $3.1 million and capital expenditures in excess of depreciation at Molecumetics of $814,000, partially offset by the sale of Indigo, which had a carrying value of $500,000. Capital expenditures and depreciation expense increases at Molecumetics were related to expansion of its research lab in Bellevue, Washington.

     Technology segment identifiable assets increased to $7.5 million in 1995 from $7.3 million in 1994 due to the expansion of Molecumetics' research lab and additional technology investments of $1.9 million, partially offset by the disposal of Tredegar's investment in Regal Cinema (see unusual items on page
24), the $694,000 write-off of a medical technology investment and the downsizing of APPX Software. Depreciation and amortization declined in 1995 to $789,000 from $1.3 million in 1994 due to the write-off of goodwill and other intangibles in APPX Software at the end of the first quarter of 1994.

SELECTED QUARTERLY FINANCIAL DATA
Tredegar Industries, Inc., and Subsidiaries


(In thousands, except per-share amounts)             First          Second          Third         Fourth
(Unaudited)                                         Quarter         Quarter        Quarter        Quarter       Year
=======================================================================================================================
1996

Net sales                                          $141,387        $126,331        $129,425       $126,408     $523,551
Gross profit                                         27,653          25,843          26,091         26,694      106,281
Operating profit before unusual items                16,010          15,250          17,627         15,561       64,448
Net income (v)                                       16,347           8,673          10,735          9,280       45,035
Earnings per common and dilutive common
   equivalent share (v)                                1.27             .66             .82            .70         3.44
Shares used to compute earnings per common
   and dilutive common equivalent share              12,877          13,124          13,112         13,192       13,105
=======================================================================================================================
1995

Net sales                                          $151,083        $149,682        $145,955       $142,734     $589,454
Gross profit                                         23,078          25,352          24,149         26,365       98,944
Operating profit before unusual items                10,965          13,506          12,700         12,987       50,158
Net income (v)                                        4,445           6,074           6,626          6,908       24,053
Earnings per common and dilutive common
   equivalent share (v)                                 .33             .45             .50            .53         1.80
Shares used to compute earnings per common
   and dilutive common equivalent share              13,512          13,445          13,202         12,981       13,370


Refer to Notes to Financial Tables on page 32.

QUARTERLY EARNINGS PER SHARE
Continuing Operations (v)
Dollars

                                     1995                     1996
                             1     2     3     4      1      2     3     4
Excluding Unusual Items     .36   .45   .47   .53    .64    .66   .79   .70
As Reported                 .33   .45   .50   .53   1.27    .66   .82   .70

NOTES TO FINANCIAL TABLES
(In thousands, except per-share amounts)

(a) Income (loss) and earnings (loss) per common and dilutive common equivalent share from continuing operations, adjusted for unusual items and technology-related investment gains/losses affecting the comparability of operating results between years, are presented below:


=================================================================================================================================
                                                             1996      1995      1994       1993      1992      1991      1990

Income (loss) from continuing operations as reported (b)   $45,035    $24,053   $ 1,417    $ 3,723   $ 9,517   $ 2,519  $(28,687)
After-tax effect of unusual items related
   to continuing operations:
   Unusual (income) charge, net (e-k)                       (8,479)        41    12,051        246       502       447    24,424
   Impact on deferred taxes of 1% increase
      in federal income tax rate                                 -          -         -        348         -         -         -
                                                           -------    -------   -------    -------   -------   -------  --------
Income (loss) from continuing operations as adjusted
   for unusual items                                        36,556     24,094    13,468      4,317    10,019     2,966    (4,263)
After-tax effect of technology-related investment (gains)
   losses (c)                                               (1,369)       444         -          -         -         -         -
                                                           -------    -------   -------    -------   -------   -------  --------
Income (loss) from continuing operations as adjusted
   for unusual items and technology-related investment
   gains/losses (b)                                        $35,187    $24,538   $13,468    $ 4,317   $10,019   $ 2,966  $ (4,263)
================================================================================================================================
Earnings (loss) per common and dilutive common
   equivalent share from continuing operations (b)(c):
   As reported                                             $  3.44    $  1.80   $   .09    $   .23   $   .58   $   .15  $  (1.69)
   As adjusted for unusual items                              2.79       1.80       .87        .26       .61       .18      (.25)
   As adjusted for unusual items and technology-related
      investment gains/losses                                 2.69       1.84       .87        .26       .61       .18      (.25)
================================================================================================================================

(b) On August 16, 1994, Tredegar completed the divestiture of its coal subsidiary, The Elk Horn Coal Corporation. On February 4, 1994, Tredegar sold its remaining oil and gas properties. As a result of these events, Tredegar reports its Energy segment as discontinued operations. On March 29, 1996, Tredegar sold Molded Products. During the second quarter of 1996, Tredegar completed the sale of Brudi. The operating results for Molded Products were historically reported as part of the Plastics segment on a combined basis with Film Products and Fiberlux. Likewise, results for Brudi were combined with Aluminum Extrusions and reported as part of the Metal Products segment. Accordingly, results for Molded Products and Brudi have been included in continuing operations. Tredegar began reporting Molded Products and Brudi separately in its segment disclosures in 1995 after announcing its intent to divest these businesses. On a pro forma basis, excluding unusual income (net), investment gains/losses, the operating results of Molded Products and Brudi and including pro forma interest income on divestiture proceeds at a rate of approximately 3.5% after income taxes, net income in 1996 and 1995 would have been $35,357 ($2.70 per share) and $25,851 ($1.93 per share), respectively. See
Note 19 on page 47 for further information regarding divested and discontinued operations.

(c) During 1996, Tredegar realized a gain of $2,139 ($1,369 after income taxes) on the sale of its equity investment in Indigo Medical, Inc. ("Indigo") to Johnson & Johnson. Indigo is engaged in the development of catheter-based laser thermotherapy systems to treat enlargement of the prostate. During 1995, Tredegar recognized a charge of $694 ($444 after income tax benefits) for the write-off of one of its other medical technology investments. These items are included in "Investments and other" in the operating profit table on page 20. See Note 7 on page 41 for information on Tredegar's remaining technology-related investments.

(d) Interest expense has been allocated between continuing and discontinued operations based on relative capital employed (see (b) and Note 19 on page 47).

(e) Unusual items for 1996 include a gain on the sale of Molded Products ($19,893, see Note 19 on page 47), a gain on the sale of a former plastic films manufacturing site in Fremont, California ($1,968), a charge related to the loss on the divestiture of Brudi ($9,146, see Note 19 on page 47) and a charge related to the write-off of specialized machinery and equipment due to excess capacity in certain industrial packaging films ($1,288).

(f) Unusual items in 1995 include a gain on the sale of Regal Cinema shares ($728), a charge related to the restructuring of APPX Software ($2,400) and a recovery in connection with a Film Products product liability lawsuit ($1,750).

(g) Unusual items in 1994 include the write-off of certain goodwill and intangibles in APPX Software ($9,521), the write-off of certain goodwill in Molded Products ($4,873) and the estimated costs related to the closing of a Molded Products plant in Alsip, Illinois ($2,100).

(h) Unusual items in 1993 include estimated costs related to the sale of a Film Products plant in Flemington, New Jersey ($1,815), and the reorganization of corporate functions ($900), partially offset by the gain on the sale of Tredegar's remaining investment in Emisphere Technologies, Inc. ($2,263).

(i) Unusual items in 1992 include the write-off of certain goodwill in Molded Products ($1,182), partially offset by the gain on the sale of a portion of an investment in Emisphere Technologies, Inc. ($1,092).

(j) Unusual items in 1991 include costs related to plant closings in Molded Products ($4,412) offset by a credit ($2,797) related to management's decision to continue operating the vinyl extrusions business, and the gain on the sale of Molded Products' beverage closure business ($894).

(k) Unusual items in 1990 include costs related to divestitures and reorganization, including results of operations from August 1. Unusual items in Aluminum Extrusions also include provisions for environmental review and cleanup, and costs related to certain legal proceedings for ongoing operations.

(l) Total return to shareholders is computed as the sum of the change in stock price during the year plus dividends per share, divided by the stock price at the beginning of the year.

(m) Consolidated capital employed is debt plus shareholders' equity minus cash and cash equivalents. Capital employed excluding technology-related investments (see Note 7 on page 41) and divested and discontinued operations (see (b)) is consolidated capital employed minus the carrying value of technology-related investments minus the capital employed of Molded Products, Brudi and the Energy segment.

(n) Equity market capitalization is the closing market price per share for the period times the shares outstanding at the end of the period.

(o) EBITDA excluding unusual items (see (e)-(k)), technology-related gains/losses (see (c)) and divested and discontinued operations (see (b)) is income before income taxes from continuing operations plus depreciation and amortization plus interest expense minus interest income minus/plus unusual income/charges minus/plus technology-related investment gains/losses minus the EBITDA (excluding unusual items) for Molded Products and Brudi. EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles and should not be considered as an alternative to net income as an indicator of operating performance or to cash flow as a measure of liquidity.

(p) Unleveraged after-tax earnings excluding unusual items (see (e)-(k)), technology-related investment gains/losses (see (c)) and divested and discontinued operations (see (b)) is net income (loss) from continuing operations plus after-tax interest expense minus after-tax interest income minus/plus after-tax unusual income/charges minus/plus after-tax technology-related investment gains/losses minus the unleveraged after-tax earnings (excluding unusual items) for Molded Products and Brudi. Unleveraged after-tax earnings should not be considered as an alternative to net income as defined by generally accepted accounting principles.

(q) Return on average capital employed is unleveraged after-tax earnings divided by average capital employed.

(r) Net sales for ongoing operations include sales to P&G totaling $206,926, $196,047 and $155,469 in 1996, 1995 and 1994, respectively.

(s) Included in the investments and other category of the Technology segment are APPX Software and technology-related investments in which Tredegar's ownership is less than 20% (see (c) and Note 7 on page 41) .

(t) Export sales for ongoing operations totaled $74,891, $76,551 and $59,271 in 1996, 1995 and 1994, respectively. Substantially all of these export sales were made by Film Products. Net sales and operating profit in 1996 and identifiable assets at December 31, 1996, for the foreign operations of Film Products were $50,567, $5,113 and $25,924, respectively. The operating profit of foreign operations includes a deduction for royalties paid to Tredegar for the use of its technical information, know-how, manufacturing techniques, engineering data, specifications and other information relating to the manufacture of film products.

(u)  Interest income was insignificant prior to 1994.

(v) Quarterly net income and earnings per common and dilutive common equivalent share from continuing operations, adjusted for unusual items and technology-related investment gains/losses affecting the comparability of operating results between quarters, are presented below (see also (a), (b) and (c)):



Continuing Operations Excluding Unusual Items and          First      Second        Third      Fourth
Technology-Related Investment Gains/Losses               Quarter     Quarter      Quarter     Quarter      Year
=================================================================================================================
1996
Net income                                               $ 8,288     $ 8,673      $ 8,946     $ 9,280    $ 35,187
Earnings per common and dilutive common equivalent share     .64         .66          .69         .70        2.69
=================================================================================================================
1995

Net income                                                 4,937       6,284        6,175       7,142      24,538
Earnings per common and dilutive common equivalent share     .36         .47          .47         .55        1.84
=================================================================================================================

INDEPENDENT ACCOUNTANTS' AND MANAGEMENT'S REPORTS

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Tredegar Industries, Inc.:

We have audited the accompanying consolidated balance sheets of Tredegar Industries, Inc., and Subsidiaries ("Tredegar") as of December 31, 1996 and 1995, and the related consolidated statements of income, cash flows and shareholders' equity for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of Tredegar's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tredegar as of December 31, 1996 and 1995, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


/s/ COOPERS & LYBRAND, L.L.P.

Richmond, Virginia
January 14, 1997

MANAGEMENT'S REPORT ON THE
FINANCIAL STATEMENTS


Tredegar's management has prepared the financial statements and related notes appearing on pages 35-49 in conformity with generally accepted accounting principles. In so doing, management makes informed judgments and estimates of the expected effects of events and transactions. Financial data appearing elsewhere in this annual report are consistent with these financial statements.

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

CONSOLIDATED STATEMENTS OF INCOME
Tredegar Industries, Inc., and Subsidiaries



Years Ended December 31                                            1996            1995            1994
----------------------------------------------------------------------------------------------------------
(In thousands, except per-share amounts)
Revenues:
   Net sales                                                     $523,551        $589,454        $502,208
   Other income (expense), net                                      4,248            (669)           (296)
                                                                 --------        --------        --------
      Total                                                       527,799         588,785         501,912
                                                                 --------        --------        --------
Costs and expenses:
   Cost of goods sold                                             417,270         490,510         419,823
   Selling, general and administrative                             39,719          48,229          47,978
   Research and development                                        11,066           8,763           8,275
   Interest                                                         2,176           3,039           4,008
   Unusual items                                                  (11,427)            (78)         16,494
                                                                 --------        --------        --------
      Total                                                       458,804         550,463         496,578
                                                                 --------        --------        --------
Income from continuing operations before income taxes              68,995          38,322           5,334
Income taxes                                                       23,960          14,269           3,917
                                                                 --------        --------        --------
Income from continuing operations                                  45,035          24,053           1,417
Discontinued Energy segment operations:
   Income from Energy segment operations                                -               -           4,220
   Gain on disposition of interest in The Elk Horn Coal
      Corporation (net of income tax of $16,224)                        -               -          25,740
   Gain on sale of remaining oil & gas properties
      (net of income tax of $2,121)                                     -               -           3,938
   Deferred tax benefit on the difference between
      financial reporting and income tax basis of
      The Elk Horn Coal Corporation                                     -               -           3,320
                                                                 --------        --------        --------
Net income                                                        $45,035         $24,053        $ 38,635
=========================================================================================================
Earnings per common and dilutive common equivalent share:
   Continuing operations                                          $  3.44         $  1.80        $    .09
   Discontinued Energy segment operations                               -               -            2.40
                                                                 --------        --------        --------
   Net income                                                     $  3.44         $  1.80        $   2.49
=========================================================================================================

See accompanying Notes to Financial Statements.

CONSOLIDATED BALANCE SHEETS
Tredegar Industries, Inc., and Subsidiaries

December 31                                                1996         1995
------------------------------------------------------------------------------
(In thousands, except share amounts)

Assets
Current assets:
   Cash and cash equivalents                             $101,261      $ 2,145
   Accounts and notes receivable                           61,076       71,673
   Inventories                                             17,658       33,148
   Income taxes recoverable                                 2,023        2,179
   Deferred income taxes                                    9,484       14,882
   Prepaid expenses and other                               2,920        2,375
                                                         --------      -------
      Total current assets                                194,422      126,402

Property, plant and equipment, at cost:
   Land and land improvements                               4,807        6,713
   Buildings                                               32,590       50,167
   Machinery and equipment                                222,803      269,646
                                                         --------      -------
      Total property, plant and equipment                 260,200      326,526
   Less accumulated depreciation and amortization         169,771      204,074
                                                         --------      -------
   Net property, plant and equipment                       90,429      122,452
Other assets and deferred charges                          36,094       35,186
Goodwill and other intangibles                             20,132       30,012
                                                         --------      -------
      Total assets                                       $341,077     $314,052
==============================================================================

Liabilities and Shareholders' Equity
Current liabilities:
   Accounts payable                                      $ 28,814     $ 31,105
   Accrued expenses                                        32,487       38,648
                                                         --------      -------
      Total current liabilities                            61,301       69,753
Long-term debt                                             35,000       35,000
Deferred income taxes                                      16,994       22,218
Other noncurrent liabilities                               15,237       16,560
                                                         --------      -------
      Total liabilities                                   128,532      143,531

Commitments and contingencies (Notes 13 and 18)
Shareholders' equity:
   Common stock (no par value):
      Authorized 50,000,000 shares;
      Issued and outstanding - 12,238,053 shares
         in 1996 and 12,176,295 in 1995                   113,019      112,908
   Foreign currency translation adjustment                    499          445
   Retained earnings                                       99,027       57,168
                                                         --------      -------
      Total shareholders' equity                          212,545      170,521
                                                         --------      -------
      Total liabilities and shareholders' equity         $341,077     $314,052
==============================================================================

See accompanying Notes to Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Tredegar Industries, Inc., and Subsidiaries



Years Ended December 31                                                                1996            1995           1994
-----------------------------------------------------------------------------------------------------------------------------
(In thousands)
Cash flows from operating activities:
   Continuing operations:
      Income from continuing operations                                               $45,035         $24,053        $ 1,417
      Adjustments for noncash items:
         Depreciation                                                                  20,062          23,256         23,491
         Amortization of intangibles                                                      256             579          1,354
         Write-off of intangibles                                                           -             189         14,394
         Deferred income taxes                                                          1,771           1,540         (6,907)
         Accrued pension income and postretirement benefits, net                       (2,582)         (2,396)          (623)
         (Gain) loss on divestitures and property disposals, net                      (12,715)              -          2,100
         Write-off of certain industrial packaging film machinery and equipment         1,288               -              -
         Gain on sale of investments (net of investment losses)                        (2,139)            (34)             -
      Changes in assets and liabilities, net of effects from divestitures and acquisitions:
         Accounts and notes receivable                                                 (4,894)          4,912         (3,075)
         Inventories                                                                    1,257           4,010         (1,158)
         Income taxes recoverable and other prepaid expenses                             (763)         (1,324)        (2,349)
         Accounts payable and accrued expenses                                           (471)         (6,228)        12,311
      Other, net                                                                         (840)          1,071         (1,873)
                                                                                      -------          ------         ------
         Net cash provided by continuing operating activities                          45,265          49,628         39,082
   Net cash provided by discontinued Energy segment operating activities                    -               -          3,435
                                                                                      -------          ------         ------
            Net cash provided by operating activities                                  45,265          49,628         42,517

Cash flows from investing activities:
   Continuing operations:
      Capital expenditures                                                            (23,960)        (25,138)       (15,579)
      Acquisitions (net of $358 cash acquired)                                              -          (3,637)             -
      Investments                                                                      (3,138)         (1,904)        (1,400)
      Proceeds from the sale of Molded Products and Brudi                              71,598               -              -
      Proceeds from sale of investments                                                 2,600           1,478              -
      Proceeds from property disposals                                                  9,880           1,238          3,519
      Other, net                                                                          (35)             85            186
                                                                                      -------         -------        -------
         Net cash provided by (used in) investing activities
            of continuing operations                                                   56,945         (27,878)       (13,274)
   Net cash provided by disposals of discontinued Energy segment operations                 -               -         75,393
                                                                                      -------         -------        -------
            Net cash provided by (used in) investing activities                        56,945         (27,878)        62,119

Cash flows from financing activities:
   Dividends paid                                                                      (3,176)         (2,286)        (2,465)
   Net decrease in borrowings                                                               -          (3,000)       (59,000)
   Repurchase of Tredegar common stock                                                 (2,034)        (25,542)       (34,105)
   Other, net                                                                           2,116           2,187            (30)
                                                                                      -------         -------        -------
            Net cash used in financing activities                                      (3,094)        (28,641)       (95,600)

Increase (decrease) in cash and cash equivalents                                       99,116          (6,891)         9,036
Cash and cash equivalents at beginning of period                                        2,145           9,036              -
                                                                                      -------         -------        -------
Cash and cash equivalents at end of period                                           $101,261         $ 2,145        $ 9,036
=============================================================================================================================
Supplemental cash flow information:
   Interest payments (net of amount capitalized)                                     $  2,178         $ 3,041        $ 4,412
   Income tax payments, net                                                          $ 19,399         $15,102        $26,388
=============================================================================================================================


See accompanying Notes to Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Tredegar Industries, Inc., and Subsidiaries


                                                          Common Stock                Retained        Foreign         Total
                                                   --------------------------         Earnings        Currency     Shareholders'
Years Ended December 31, 1996, 1995 and 1994           Shares          Amount        (Deficit)       Translation      Equity
-------------------------------------------------------------------------------------------------------------------------------
(In thousands, except share and per-share data)
Balance December 31, 1993                          10,894,904        $170,140         $  (769)          $(283)       $169,088

Net income                                                  -               -          38,635               -          38,635
Cash dividends declared ($.24 per share)                    -               -          (2,465)              -          (2,465)
Repurchases of Tredegar common stock               (1,910,239)        (34,105)              -               -         (34,105)
Issued upon exercise of stock options                   6,000              87               -               -              87
Issued upon exercise of SARs                            1,593              28               -               -              28
Foreign currency translation adjustment                     -               -               -             610             610
                                                   ----------        --------         -------           -----        --------
Balance December 31, 1994                           8,992,258         136,150          35,401             327         171,878

Net income                                                  -               -          24,053               -          24,053
Cash dividends declared ($.24 per share)                    -               -          (2,286)              -          (2,286)
Repurchases of Tredegar common stock                 (998,197)        (25,542)              -               -         (25,542)
Issued upon exercise of stock options (including
   related income tax benefits realized
   by Tredegar of $341)                               118,500           2,158               -               -           2,158
Issued upon exercise of SARs                            5,723             142               -               -             142
Foreign currency translation adjustment                     -               -               -             118             118
Three-for-two stock split                           4,058,011               -               -               -               -
                                                   ----------        --------         -------           -----        --------
Balance December 31, 1995                          12,176,295         112,908          57,168             445         170,521

Net income                                                  -               -          45,035               -          45,035
Cash dividends declared ($.26 per share)                    -               -          (3,176)              -          (3,176)
Repurchases of Tredegar common stock                  (68,947)         (2,034)              -               -          (2,034)
Issued upon exercise of stock options (including
   related income tax benefits realized by
   Tredegar of $800)                                  130,705           2,145               -               -           2,145
Foreign currency translation adjustment                     -               -               -              54              54
                                                   ----------        --------         -------           -----        --------
Balance December 31, 1996                          12,238,053        $113,019         $99,027            $499        $212,545
===============================================================================================================================


See accompanying Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS
Tredegar Industries, Inc., and Subsidiaries
(In thousands, except share and per-share amounts)

1    SUMMARY OF SIGNIFICANT
     ACCOUNTING POLICIES

     Organization and Nature of Operations.

Tredegar Industries, Inc., and
subsidiaries ("Tredegar" or the "company") is a diversified manufacturer of plastic films, aluminum extrusions and vinyl extrusions. Tredegar also has interests in various technologies, including rational drug design research and computer software. For further description of Tredegar's products, principal markets and customers, see the products and market information matrix on pages 2-3, the segment tables on pages 20-22 and the business segment review on pages 27-30.

     During the first quarter of 1996, Tredegar sold all of the outstanding capital stock of its injection molding subsidiary, Tredegar Molded Products Company, including Polestar Plastics Manufacturing Company (together "Molded Products"). During the second quarter of 1996, Tredegar completed the sale of Brudi, Inc. and its subsidiaries (together "Brudi"). See Note 19 on page 47 for further information regarding these divestitures.

     During the first quarter of 1995, Tredegar acquired a plastic films business in Argentina. This acquisition was accounted for using the purchase method; accordingly, the assets and liabilities of the acquired entity have been recorded at their estimated fair value at the date of acquisition. No goodwill arose from the acquisition since the estimated fair value of the identifiable net assets acquired was approximately equal to the purchase price. The operating results of the entity acquired have been included in the consolidated statements of income since the date of acquisition.

     In August 1994, Tredegar completed the divestiture of its energy businesses. See Note 19 on page 47 for further information regarding these discontinued operations.

     Basis of Presentation
The consolidated financial statements include the accounts and operations of Tredegar and all of its subsidiaries. Intercompany accounts and transactions within Tredegar have been eliminated. Certain previously reported amounts have been reclassified to conform to the 1996 presentation.

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

     Cash and Cash Equivalents
Cash and cash equivalents consist of cash on hand in excess of daily operating requirements and highly liquid investments with maturities of three months or less when purchased. At December 31, 1996 and 1995, Tredegar had approximately $101,000 and $2,000, respectively, invested in securities with maturities of one month or less.

     Tredegar's policy permits investment of excess cash in marketable securities that have the highest credit ratings and maturities of less than one year. The primary objectives of Tredegar's investment policy are safety of principal and liquidity.

     Inventories
Inventories are stated at the lower of cost or market, with cost principally determined on the last-in, first-out ("LIFO") basis. Other inventories are stated on either the weighted average cost or the first-in, first-out basis. Cost elements included in work-in-process and finished goods inventories are raw materials, direct labor and manufacturing overhead.

     Aluminum Forward Sales, Purchase and
     Futures Contracts
In the normal course of business, Tredegar enters into a combination of forward purchase commitments and futures contracts to acquire aluminum. Gains and losses on these contracts are designated and effective as hedges of aluminum price and margin exposure on forward sales contracts and, accordingly, are recorded as adjustments to the cost of inventory (see Note 5 on page 41).

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

     Property, plant and equipment includes capitalized interest of $730, $279 and $206 in 1996, 1995 and 1994, respectively. Maintenance and repairs of property, plant and equipment were $19,018, $20,100 and $19,400 in 1996, 1995 and 1994, respectively.

     Depreciation is computed primarily by the straight-line method based on the estimated useful lives of the assets.

     Goodwill and Other Intangibles
There was no goodwill subject to amortization at December 31, 1996. Goodwill acquired prior to November 1, 1970 ($19,484, $19,484 and $19,629 at December 31, 1996, 1995 and 1994, respectively), is not being amortized and relates to Tredegar's Aluminum Extrusions business. Goodwill subject to amortization at December 31, 1995 and 1994 ($9,478 and $9,752, respectively, net of accumulated amortization) related primarily to Brudi which was sold in the second quarter of 1996 (see Note 8 on page 42 and Note 19 on page 47). Other intangibles ($648, $1,050, and $1,375 at December 31, 1996, 1995 and 1994, respectively, net of accumulated amortization) consist primarily of patents and licenses acquired which are being amortized on a straight-line basis over a period of not more than 17 years.

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

     Pension Costs and Postretirement Benefit Costs
     Other Than Pensions
Pension costs and postretirement benefit costs other than pensions are accrued over the period employees provide service to the company in compliance with SFAS No. 87, "Employers Accounting for Pensions," and SFAS No. 106, "Employers Accounting for Postretirement Benefits Other Than Pensions" (see Note 14 on page
44). Tredegar's policy is to fund its pension plans at amounts not less than the minimum requirements of the Employee Retirement Income Security Act of 1974 and to fund postretirement benefits other than pensions when claims are incurred.

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

     Income Taxes
Income taxes are recognized during the period in which transactions enter into the determination of income for financial reporting purposes, with deferred income taxes being provided at enacted statutory tax rates on the differences between the financial reporting and tax bases of assets and liabilities (see
Note 16 on page 46). The company accrues U.S. federal income taxes on the undistributed earnings of its foreign subsidiaries.

     Earnings Per Share
Earnings per share is computed using the weighted average number of post-split shares of common stock outstanding for each period presented.

     Prior to 1995, Tredegar excluded common stock equivalents (stock options) from its computation of earnings per common share due to their immaterial dilutive effect. Immaterial is defined in this context by Accounting Principles Board ("APB") Opinion No. 15, "Earnings per Share," as dilution of less than 3%. As a result of share repurchases and the increase in Tredegar's stock price, stock options currently outstanding are dilutive in excess of the threshold set forth in APB Opinion No. 15. Accordingly, shares used to compute earnings per common and dilutive common equivalent share for 1996 and 1995 include common stock equivalents of 897,407 and 454,379 shares, respectively. Fully diluted earnings per common share is not materially different from the earnings per common and dilutive common equivalent share presented in the consolidated statements of income. The number of shares used in computing earnings per share were 13,105,023, 13,370,019 and 15,524,130 in 1996, 1995 and 1994, respectively.

     Stock Options
Stock options, stock appreciation rights ("SARs") and restricted stock grants are accounted for under APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations whereby (i) no compensation cost is recognized for fixed stock option or restricted stock grants unless the quoted market price of the stock at the measurement date (ordinarily the date of grant or award) is in excess of the amount the employee is required to pay and (ii) compensation cost for SARs is recognized and adjusted up through the date of exercise or forfeiture based on the estimated number of SARs expected to be exercised times the difference between the market price of Tredegar's stock and the amount the employee is required to pay. The company provides additional pro forma disclosures of the fair-value based method in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation" (see Note 12 on page 42).

2    BUSINESS SEGMENTS

See pages 20-22 and the related Notes to Financial Tables on page 32 for net sales, operating profit, identifiable assets and other information about Tredegar's businesses that are presented for the years 1990-1996. The discussion of segment information is unaudited.

3    ACCOUNTS AND NOTES RECEIVABLE

Accounts and notes receivable consist of the following:

-------------------------------------------------------------------
December 31                                   1996        1995

Trade, less allowance for doubtful accounts
   and sales returns of $3,487 and $5,330
   in 1996 and 1995                         $ 59,866     $69,618
Other                                          1,210       2,055
                                             -------     -------
   Total                                    $ 61,076     $71,673
-------------------------------------------------------------------

     The decline in accounts and notes receivable during the period is due primarily to the sale of Molded Products and Brudi during 1996 (see Note 19 on page 47).

4    INVENTORIES

Inventories consist of the following:
-------------------------------------------------------------------
December 31                                   1996        1995

Finished goods                              $ 1,677     $ 4,619
Work-in-process                               1,782       4,217
Raw materials                                 7,958      17,946
Stores, supplies and other                    6,241       6,366
                                            -------     --------
   Total                                    $17,658     $33,148
-------------------------------------------------------------------

     Inventories stated on the LIFO basis amounted to $9,342 and $15,974 at December 31, 1996 and 1995, respectively, which are below replacement costs by approximately $13,748 and $14,212, respectively. The decline in inventories during the period is due primarily to the sale of Molded Products and Brudi during 1996 (see Note 19 on page 47).

5    ALUMINUM FORWARD SALES, PURCHASE AND
     FUTURES CONTRACTS

In the normal course of business, Tredegar enters into fixed-price forward sales contracts with certain customers for the sale of fixed quantities of aluminum extrusions at scheduled intervals. In order to hedge its exposure to aluminum price volatility under these fixed-price arrangements, which generally have a duration of not more than 12 months, the company enters into a combination of forward purchase commitments and futures contracts to acquire aluminum, based on the scheduled deliveries. These contracts involve elements of credit and market risk that are not reflected on the company's balance sheet, including the risk of dealing with counterparties and their ability to meet the terms of the contracts. At December 31, 1996, open fixed-price forward sales contracts, representing commitments to sell 15.7 million pounds of aluminum in the form of finished product, were matched with open forward purchase and futures contracts. The weighted average cost per pound of aluminum on the commitment dates for open fixed-price forward sales contracts was approximately 71 cents per pound compared with 73 cents per pound at December 31, 1996. This unrealized loss of 2 cents per pound (approximately $300) was substantially hedged at December 31, 1996, by an unrealized gain of approximately the same amount on the matching open forward purchase commitments and futures contracts to acquire aluminum.

6    NONOPERATING ASSETS HELD FOR SALE

Included in "Other assets and deferred charges" in the consolidated balance sheet at December 31, 1995, were nonoperating assets held for sale, primarily land and buildings related to closed facilities, totaling $6,057. Such assets were sold in 1996 at amounts approximating their carrying value, except for the former plastic films site in Fremont, California, which was sold in excess of its recorded amount (see Note 17 on page 47).

7    INVESTMENTS

During 1996, Tredegar realized a gain of $2,139 ($1,369 after income taxes) on the sale of its equity investment in Indigo Medical, Inc. ("Indigo") to Johnson & Johnson. This gain is included in "Other income (expense), net" in the consolidated statements of income. Indigo is engaged in the development of catheter-based laser thermotherapy systems to treat enlargement of the prostate. During 1995, Tredegar recognized a charge of $694 for the write-off of another medical technology investment. This charge is included in "Selling, general and administrative" expenses in the consolidated statements of income.

     At December 31, 1996 and 1995, Tredegar had technology-related investments with a cost basis of $6,048 and $3,410, respectively, which represented ownership (either in the form of limited partnership shares, the stock of privately held companies or the restricted or unrestricted stock of companies that recently registered shares in initial public offerings) of less than 20% in seven separate entities. These investments are included in "Other assets and deferred charges" in the consolidated balance sheets and each security is accounted for at the lower of cost or estimated fair value. Management estimates the fair value of these investments to be in excess of $15,000. However, because of the inherent uncertainty of the valuations of restricted securities or securities for which there is no public market, these estimates may differ significantly from the values that would have been used had a ready market for the securities existed. Furthermore, the publicly traded stock of emerging, technology-based companies usually has higher volatility and risk than the U.S. stock market as a whole.

8    GOODWILL AND OTHER INTANGIBLES

Goodwill and other intangibles, and the related accumulated amortization, are as follows:

---------------------------------------------------------------
December 31                                   1996        1995

Goodwill and other intangibles             $50,259     $50,424
Divestitures (see Note 19 on page 47)       (9,980)          -
Write-offs                                       -        (189)
Additions and reclassifications                356          24
                                            ------      -------
   Subtotal                                 40,635      50,259
Accumulated amortization                   (20,503)    (20,247)
                                           -------     --------
   Net                                     $20,132     $30,012
---------------------------------------------------------------

9    ACCRUED EXPENSES

Accrued expenses consist of the following:
---------------------------------------------------------------
December 31                                 1996        1995

Payrolls, related taxes and medical and
   other benefits                          $13,347    $10,759
Workmen's compensation and disabilities      4,561      6,108
Vacation                                     4,201      5,397
Plant shutdowns and divestitures             2,061      2,773
Environmental                                  774      2,341
Other                                        7,543     11,270
                                           -------     ------
   Total                                   $32,487    $38,648
---------------------------------------------------------------

 10  DEBT AND CREDIT AGREEMENTS

At December 31, 1996 and 1995, Tredegar's debt outstanding consisted of a $35,000, 7.2% fixed-rate note that matures in June 2003. The first annual principal payment of $5,000 is due in June 1997 and has been classified as long-term debt in accordance with Tredegar's ability to refinance such obligation on a long-term basis. At December 31, 1996, the prepayment value of the note was $35,900 and Tredegar estimates that an equivalent rate on similar debt would be 7.3%.

     Tredegar also has a revolving credit facility that permits borrowings of up to $275,000 (no amounts borrowed at December 31, 1996 and 1995). The facility matures on September 7, 2001, with an annual extension of one year permitted subject to the approval of participating banks. The facility provides for interest to be charged at a base rate (generally the London Interbank Offered
Rate) plus a spread that is dependent on Tredegar's quarterly debt-to-total capitalization ratio. A facility fee is also charged on the $275,000 commitment amount. The spread and facility fee charged at various debt-to-total capitalization levels are as follows:

--------------------------------------------------------------------
Debt-to-Total                               (Basis Points)
Capitalization Ratio                ------------------------------
                                         Spread    Facility Fee

Less than or equal to 35%                17.50         12.50
Greater than 35% and less than
   or equal to 50%                       25.00         15.00
Greater than 50%                         31.25         18.75
--------------------------------------------------------------------

     In addition, a utilization fee of 10 basis points is charged on the outstanding principal amount when more than $137,500 is borrowed under the agreement. The weighted average interest rate on all variable-rate loans outstanding during 1995 and 1994 was 6.7% and 4.9%, respectively (there were no such loans outstanding during 1996).

     Tredegar's loan agreements contain restrictions, among others, on the payment of cash dividends and the maximum debt-to-total capitalization ratio permitted (60%). At December 31, 1996, $82,655 was available for cash dividend payments, and $275,000 was available to borrow under the 60% debt-to-total capitalization ratio restriction.

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

     The Rights will expire on June 30, 1999.

 12  STOCK OPTION PLANS

Tredegar has three stock option plans whereby stock options may be granted to purchase a specified number of shares of Tredegar common stock at a price not less than the fair market value on the date of grant and for a term not to exceed 10 years. Options ordinarily vest one year from the date of grant. In addition to stock options, recipients may also be granted SARs and restricted stock. No SARs have been granted since 1992 and when granted have been in tandem with stock options. Generally, the share appreciation that can be realized upon the exercise of SARs is limited to the fair market value at the date of grant. As a result, it is more likely that related stock options will be exercised rather than SARs when the price of Tredegar's common stock is in excess of $22.27 per share (Tredegar's closing stock price on December 31, 1996, was $40.125 per share).

     The compensation cost that has been charged against income for SARs was zero, $984 and $53 in 1996, 1995 and 1994, respectively. Had compensation cost for the company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method prescribed by SFAS No. 123, the company's income and earnings per common and dilutive common equivalent share from continuing operations would have been reduced to the pro forma amounts indicated below:

-----------------------------------------------------------------
                                             1996       1995

Income from continuing
   operations:
   As reported                            $45,035     $24,053
   Pro forma                               43,814      23,280
Earnings per common and
   dilutive common
   equivalent share from
   continuing operations:
   As reported                               3.44        1.80
   Pro forma                                 3.34        1.74
-------------------------------------------------------------------

     The fair value of each option was estimated as of the grant date using the Black-Scholes option-pricing model. The assumptions used in this model for valuing stock options granted during 1996 and 1995 are provided below:

--------------------------------------------------------------------
                                              1996        1995

Dividend yield                                 1.0%        1.3%
Volatility percentage                         23.5%       23.8%
Weighted average risk-free
   interest rate                               5.7%        7.3%
Holding period (years):
   Officers                                    9.4        10.0
   Management                                  4.7         5.2
   Others                                      3.2         3.2
Market price at date of grant:
   Officers and management                  $25.13      $12.50
   Others                                    22.13       11.59
Exercise price for options
   granted where exercise
   price exceeds market price
   (applicable to officers and
   management only)                          29.00         n/a
--------------------------------------------------------------------

Stock options granted during 1996 and 1995, and their estimated fair value at the date of grant, are provided below:

--------------------------------------------------------------------
                                             1996        1995

Stock options granted
   (number of shares):
   Where exercise price
       equals market price:
       Officers                            40,000       90,000
       Management                          86,300      117,600
       Others                              53,300       11,400
   Where exercise price
       exceeds market price:
       Officers                            20,000          -
       Management                           3,000          -
                                          -------      -------
   Total                                  202,600      219,000
---------------------------------------------------------------------
Estimated fair value of options
   per share at date of grant:
   Where exercise price
       equals market price:
       Officers                            $10.68       $5.81
       Management                            7.07        4.05
       Others                                4.88        2.97
   Where exercise price
       exceeds market price:
       Officers                              9.41         n/a
       Management                            5.55         n/a
Total estimated fair value
   of stock options granted                 1,502       1,033
---------------------------------------------------------------------

A summary of the company's stock options outstanding at December 31, 1996, 1995 and 1994, and changes during the years then ended, is presented below:


---------------------------------------------------------------------------------------------------------------------------------

                                          Number of Shares              Exercise Price Per Share
                                    ---------------------------         ------------------------
                                      Options            SARs                                          Weighted
                                                                                 Range                  Average       Aggregate
Outstanding at 12/31/93                734,400         694,650           $8.09     to    $11.34          $ 9.85         $ 7,233
Granted in 1994                        579,150               -           10.09     to     16.00           11.41           6,609
Lapsed in 1994                         (56,250)        (16,500)           8.59     to     11.34           10.10            (568)
Options exercised in 1994               (9,000)         (9,000)           8.09     to     11.14            9.67             (87)
SARs exercised in 1994                 (40,500)        (40,500)           8.09     to     11.14           10.20            (413)
                                    -----------      ----------         ------------------------        -------        ---------
Outstanding at 12/31/94              1,207,800         628,650            8.09     to     16.00           10.58          12,774
Granted in 1995                        219,000               -           11.59     to     12.50           12.45           2,727
Lapsed in 1995                         (10,350)         (2,250)          10.09     to     11.59           10.43            (108)
Options exercised in 1995             (177,750)        (57,000)           8.09     to     16.00           10.22          (1,817)
SARs exercised in 1995                 (49,125)        (49,125)           8.09     to     11.14           10.34            (508)
                                     ----------       ---------         ------------------------        -------        ---------
Outstanding at 12/31/95              1,189,575         520,275            8.09     to     16.00           10.99           13,068
Granted in 1996                        202,600               -           22.13     to     29.00           24.78            5,020
Lapsed in 1996                         (15,150)              -           10.09     to     25.13           15.12             (229)
Options exercised in 1996             (130,705)        (60,955)           8.09     to     12.50           10.29           (1,345)
                                     ----------        --------          -----------------------         -------        ---------
Outstanding at 12/31/96              1,246,320         459,320           $8.09     to    $29.00          $13.25          $16,514
---------------------------------------------------------------------------------------------------------------------------------

The following table summarizes additional information about stock options outstanding and exercisable at December 31, 1996:


--------------------------------------------------------------------------------------------------------------------
                                            Options Outstanding at               |    Options Exercisable at
                                              December 31, 1996                  |     December 31, 1996
                                      -------------------------------------------|----------------------------------
                                                        Weighted Average         |
                                                  ---------------------------    |                    Weighted
                                                    Remaining                    |                     Average
        Range of                                  Contractual        Exercise    |                    Exercise
    Exercise Prices                    Shares     Life (Years)          Price    |      Shares          Price
                                                                                 |
                                                                                 |
                $11.14                236,525             2.5          $11.14    |     236,525          $11.14
$ 8.09     to    11.18                228,795             5.2            8.38    |     228,795            8.38
 10.09     to    16.00                396,775             7.2           11.93    |     394,108           11.95
 11.59     to    12.50                186,675             8.1           12.48    |     148,290           12.47
 22.13     to    29.00                197,550             9.1           24.82    |           -               -
                                                                                 |
$ 8.09     to   $29.00              1,246,320             6.4          $13.25    |   1,007,718          $11.02
                                                                                 |
                                                                                 |
--------------------------------------------------------------------------------------------------------------------

Stock options exercisable at December 31, 1995 totaled 883,974 shares. Stock options available for grant at December 31, 1996 and 1995 totaled 660,600 and 397,800 shares, respectively.

 13  RENTAL EXPENSE AND
     CONTRACTUAL COMMITMENTS

Rental expense was $2,760, $3,355 and $3,337 for 1996, 1995 and 1994,
respectively. Rental commitments under all noncancelable operating leases as of December 31, 1996, are as follows.


1997                               $1,582
1998                                1,610
1999                                1,286
2000                                1,041
2001                                  481
Remainder                             199
   Total                           $6,199
-----------------------------------------

     Contractual obligations for plant construction and purchases of real property and equipment amounted to approximately $3,247 and $4,679 at December 31, 1996 and 1995, respectively.


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

     The components of net pension income for Tredegar's plans for 1996, 1995 and 1994 are as follows:

----------------------------------------------------------------
                                   1996       1995        1994
Return on plan assets:
   Actual return                $22,864     $28,434     $ (572)
   Expected return greater
       (lower) than actual      (10,540)    (17,065)    11,494
                                -------     -------     ------
   Expected return               12,324      11,369     10,922
Amortization of
   transition asset               1,251       1,231      1,231
Service cost (benefits earned
   during the year)              (2,116)     (2,376)    (3,016)
Interest cost on projected
   benefit obligation            (7,631)     (7,192)    (6,885)
Amortization of prior service
   costs and gains or losses       (782)        (99)      (942)
                                 -------    -------     ------
   Net pension income           $ 3,046     $ 2,933     $1,310
----------------------------------------------------------------

   The following table presents a reconciliation of the funded status of Tredegar's pension plans at December 31, 1996, 1995 and 1994, to prepaid pension expense:

----------------------------------------------------------------------
December 31                        1996       1995        1994

Plan assets at fair value       $166,582    $147,600    $125,390

Actuarial present value of
   benefit obligations:
   Accumulated benefit
       obligation (including
       vested benefits of
       $96,561, $90,895 and
       $77,858, respectively)    (99,219)    (93,077)    (80,422)
   Projected compensation
       increase                   (9,676)    (11,097)     (9,296)
                                ---------    --------    ---------
   Projected benefit obligation (108,895)   (104,174)    (89,718)
                                ---------    --------    ---------
Plan assets in excess of
   projected benefit
   obligation                     57,687      43,426      35,672
Unrecognized net gain being
    amortized                    (31,486)    (21,863)    (16,862)
Unrecognized transition asset
    being amortized               (2,975)     (4,226)     (5,456)
Unrecognized prior service
   costs being amortized           3,658       4,581       5,354
                                ---------     -------     -------
   Prepaid pension expense    $   26,884     $21,918     $18,708

----------------------------------------------------------------------
     Prepaid pension expense of $26,884 and $21,918 is included in "Other assets and deferred charges" in the consolidated balance sheets at December 31, 1996 and 1995, respectively.

     Net pension income and plan obligations are calculated using assumptions of discount rates on projected benefit obligations, estimated rates of projected increases in compensation and expected rates of return on plan assets. The discount rate on projected benefit obligations was assumed to be 7.5% at December 31, 1996, 7.5% at December 31, 1995 and 8.25% at December 31, 1994. The rate of projected compensation increase and the expected long-term rate of return on plan assets was assumed to be 5% and 9%, respectively, each year. Net pension income is determined using assumptions as of the beginning of each year. Funded status is determined using assumptions as of the end of each year.

     Tredegar also has a non-qualified supplemental pension plan covering certain employees. The plan is designed to restore all or a part of the pension benefits that would have been payable to designated participants from Tredegar's principal pension plans if it were not for limitations imposed by income tax regulations. The projected benefit obligation relating to this unfunded plan was $894, $658 and $613 at December 31, 1996, 1995 and 1994, respectively, and pension expense recognized was approximately $150 annually. This information has been included in the above pension tables.

     In addition to providing pension benefits, Tredegar provides postretirement life insurance and health care benefits for certain groups of employees. Tredegar and retirees share in the cost of postretirement health care benefits, with employees retiring after July 1, 1993, receiving a fixed subsidy from Tredegar to cover a portion of their health care premiums.

     The components of net periodic postretirement benefit cost are as follows:

----------------------------------------------------------------------
                                  1996        1995        1994

Service cost (benefits earned
   during the year)              $(117)      $(118)      $(177)
Interest cost on accumulated
   postretirement benefit
   obligation                     (448)       (493)       (492)
Recognition of gains (losses)      101          74         (18)
                                 -------      -----      ------
   Net postretirement
       benefit cost              $(464)      $(537)      $(687)

----------------------------------------------------------------------

     The following table presents a reconciliation of the funded status of Tredegar's postretirement life insurance and health care benefit plans at December 31, 1996, 1995 and 1994, to accrued postretirement benefit cost:

-----------------------------------------------------------------------
December 31                        1996       1995        1994

Plan assets at fair value       $     -     $    -     $     -

Accumulated postretirement
   benefit obligation (APBO):
   Retirees                     (3,283)     (3,438)     (3,085)
   Other fully eligible
       participants             (1,253)     (1,396)     (1,593)
   Other active
      participants              (1,769)     (1,957)     (1,852)
                                -------     -------     -------
       Total APBO               (6,305)     (6,791)     (6,530)
                                -------     -------     -------
APBO in excess of plan assets   (6,305)     (6,791)     (6,530)
Unrecognized gain               (1,317)     (1,219)     (1,124)
                                -------     -------     -------
   Accrued postretirement
       benefit cost            $(7,622)    $(8,010)    $(7,654)

-----------------------------------------------------------------------
     Accrued postretirement benefit cost of $7,622 and $8,010 is included in "Other noncurrent liabilities" in the consolidated balance sheets of December 31, 1996 and 1995, respectively.

     The discount rate used in determining the accumulated postretirement benefit obligation was 7.5% at December 31, 1996, 7.5% at December 31, 1995 and 8.25% at December 31, 1994. The rate of annual pay increase for life insurance benefits was assumed to be 5% each year. The rate of increase in the per-capita cost of covered health care benefits for the indemnity plan was assumed to be 11% at December 31, 1996, 12% at December 31, 1995 and 13% at December 31, 1994. The rate of increase in the per-capita cost of covered health care benefits for the managed care plans was assumed to be 8.9% at December 31, 1996, 9.7% at December 31, 1995 and 10.4% at December 31, 1994. The rates for the per-capita cost of covered health care benefits were assumed to decrease gradually for the indemnity and managed care plans to 6% and 5%, respectively, in year 2002 and remain at that level thereafter. Net postretirement benefit cost is determined using assumptions as of the beginning of each year. Funded status is determined using assumptions as of the end of each year.

     If the health care cost trend rate assumptions were increased by 1%, the accumulated postretirement benefit obligation as of December 31, 1996, would increase by approximately $9. The effect of this increase on the sum of the service cost and interest cost components of net periodic postretirement benefit cost for 1996 would be immaterial.

 15  SAVINGS PLAN

Tredegar has a savings plan that allows eligible employees to voluntarily contribute a percentage of their compensation. Under the provisions of the plan, Tredegar matches a portion of the employee's contribution to the plan with shares of Tredegar common stock. Tredegar also has an unfunded non-qualified plan that restores matching benefits for employees suspended from the savings plan due to certain limitations imposed by income tax regulations. Charges recognized by Tredegar for these plans in 1996, 1995 and 1994 amounted to $2,348, $2,060 and $2,059, respectively. Tredegar's unfunded liability under the restoration plan was $1,221 and $723 at December 31, 1996 and 1995, respectively.

 16  INCOME TAXES

Income from continuing operations before income taxes and income taxes are as follows:

--------------------------------------------------------------------
                                  1996       1995         1994

Income from continuing
   operations before
   income taxes:
   Domestic                    $63,612     $36,494     $2,346
   Foreign                       5,383       1,828      2,988
                               -------     -------     ------
      Total                    $68,995     $38,322     $5,334
---------------------------------------------------------------------

Current income taxes:
   Federal                     $17,916     $10,050     $8,375
   State                         2,608       1,996      1,622
   Foreign                       1,665         683        827
                               -------      ------     -------
      Total                     22,189      12,729     10,824
                               -------      ------     -------
Deferred income taxes:
   Federal                       1,105      1,448      (6,741)
   State                             2        136        (424)
   Foreign                         664        (44)        258
                                ------      ------      ------
      Total                      1,771      1,540      (6,907)
                               -------     -------     -------
      Total income taxes       $23,960     $14,269     $3,917
---------------------------------------------------------------------

     The significant differences between the U.S. federal statutory rate and the effective income tax rate for continuing operations are as follows:

---------------------------------------------------------------------
                                     Percent of Income
                                 From Continuing Operations
                                    Before Income Taxes
                              ---------------------------------------
                                  1996       1995         1994

Income tax expense at federal
   statutory rate                 35.0       35.0        35.0
State taxes, net of federal
   income tax benefit              2.5        3.6        14.6
Foreign Sales Corporation         (1.6)      (1.3)       (6.6)
Tax-exempt interest income         (.9)         -           -
Research and development
   tax credit                      (.3)      (1.0)       (7.5)
Goodwill amortization               .1         .2         3.0
Write-off of certain goodwill        -         .1        31.1
Other items, net                   (.1)        .6         3.8
                                  ----       ----        ----
   Effective income tax rate      34.7       37.2        73.4
----------------------------------------------------------------------

     Deferred income taxes result from temporary differences between financial and income tax reporting of various items. The source of these differences and the tax effects for continuing operations are as follows:

----------------------------------------------------------------------
                                  1996       1995         1994

Depreciation                    $(2,179)    $ (14)    $(3,472)
Employee benefits                 2,591       499         169
Plant shutdowns, divestitures
   and environmental
   accruals                         409       743         778
Write-offs of certain goodwill
   and other intangibles              -         -      (3,643)
Other items, net                    950       312        (739)
                                --------     -----     --------
   Total                        $ 1,771    $1,540     $(6,907)

-----------------------------------------------------------------------

     Deferred tax liabilities and deferred tax assets as of December 31, 1996 and 1995, are as follows:

-----------------------------------------------------------------------
December 31                                  1996        1995

Deferred tax liabilities:
   Depreciation                            $8,220      $13,496
   Pensions                                 9,699        8,274
   Other                                    1,368        2,130
                                           ------      -------
      Total deferred tax liabilities       19,287       23,900
                                           ------      -------
Deferred tax assets:
   Employee benefits                        7,697        8,863
   Allowance for doubtful
      accounts and sales
      returns                               1,306        2,005
   Inventory                                1,170        1,493
   Plant shutdowns and
      divestitures                            752          834
   Environmental accruals                     294          621
   Other                                      558        2,748
                                           ------       ------
      Total deferred tax assets            11,777       16,564
                                           ------       ------
Net deferred tax liability                 $7,510       $7,336
-----------------------------------------------------------------------

Included in the balance sheet:
   Noncurrent deferred tax
      liabilities in excess
      of assets                           $16,994     $22,218
   Current deferred tax assets
      in excess of liabilities              9,484      14,882
                                           ------     -------
      Net deferred tax liability          $ 7,510     $ 7,336

-----------------------------------------------------------------------
 17  UNUSUAL ITEMS

In 1996, unusual items totaling $11,427 (income, net) include a gain on the sale of Molded Products ($19,893, see Note 19), a gain on the sale of a former plastic films manufacturing site in Fremont, California ($1,968), a charge related to the loss on the divestiture of Brudi ($9,146, see Note 19) and a charge related to the write-off of specialized machinery and equipment due to excess capacity in certain industrial packaging films ($1,288).

     In 1995, unusual items totaling $78 (income, net) include a gain on the sale of Regal Cinema shares ($728), a charge related to the restructuring of APPX Software ($2,400) and a recovery in connection with a Film Products product liability lawsuit ($1,750). The APPX Software restructuring charge includes estimated losses on the disposal of assets, severance costs and cost for the termination of leases and certain contracts. The restructuring, which occurred in the first quarter of 1995, was aimed at eliminating operating losses. Such losses were $478 in the first quarter of 1995 and $4,700 in 1994. While new product development costs have been reduced, APPX Software continues to sell, maintain and support existing products. During 1996 and for the period April 1 to December 31, 1995 (the post-restructuring periods), APPX Software had an operating profit of $511 and $382, respectively.

     In 1994, unusual items totaling $16,494 include the write-off of certain Molded Products goodwill ($4,873), costs related to the closing of a Molded Products plant in Alsip, Illinois ($2,100) and the write-off of goodwill and other intangibles in APPX Software ($9,521). The goodwill write-off in Molded Products resulted from continued disappointing results in certain lines of its business (see Note 19). The write-off in APPX Software in 1994 is the result of management's determination that income generated by the acquired products would not be sufficient to recover the unamortized costs associated with the intangible software assets purchased by Tredegar in December 1992.

 18  CONTINGENCIES

Tredegar is involved in various stages of investigation and cleanup relating to environmental matters at certain of its plant locations. Where management has determined the nature and scope of any required environmental cleanup activity, estimates of cleanup costs have been obtained and accrued. As management continues its efforts to ensure compliance with environmental laws and regulations, additional contingencies may be identified. If additional contingencies are identified, it is management's practice to determine the nature and scope of such contingencies, obtain and accrue estimates of the cost of remediation, and perform remediation. While it is not possible to predict the course of ongoing environmental compliance activities, management does not currently believe that additional costs that could arise from such activities will have a material adverse effect on its financial position; however, such costs could have a material adverse effect on quarterly or annual operating results in a future period.

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

 19  DIVESTED AND DISCONTINUED OPERATIONS

On March 29, 1996, Tredegar sold Molded Products to Precise Technology, Inc. ("Precise") for cash consideration of $57,500 ($53,973 after transaction costs). In addition, Tredegar received unregistered cumulative redeemable preferred stock of Precise with a face amount of $2,500, which is not currently marketable. Dividends on the preferred stock are payable quarterly at an annual rate of 7% beginning June 30, 1996. The preferred stock is redeemable in full on March 29, 2007, or earlier upon the occurrence of certain events. Both dividends and redemption are subordinated to other outstanding debt of Precise.

     No value has been assigned by Tredegar to the preferred stock received from Precise due to the uncertainty of redemption. Consistent therewith, dividend income on such stock is not recognized by Tredegar until received.

     During the second quarter of 1996, Tredegar completed the sale of Brudi for cash consideration of approximately $18,066 ($17,625 after transaction costs).

     Tredegar recognized a gain of $19,893 ($13,725 after income taxes) on the sale of Molded Products in the first quarter of 1996. The gain was partially offset by a first-quarter charge of $9,146 ($5,666 after income tax benefits) related to the loss on the divestiture of Brudi. The Molded Products gain includes a gain of $2,039 ($1,243 after income taxes) on the curtailment of participation by Molded Products employees in Tredegar's benefit plans. The Brudi charge includes a loss accrued of $1,000 ($640 after income tax benefits) for remaining payments under a noncompetition and secrecy agreement entered into when Tredegar acquired Brudi on April 1, 1991.

     The operating results for Molded Products were historically reported as part of the Plastics segment on a combined basis with Film Products and Fiberlux. Likewise, results for Brudi were combined with Aluminum Extrusions and reported as part of the Metal Products segment. Accordingly, results for Molded Products and Brudi have been included in continuing operations. Tredegar began reporting Molded Products and Brudi separately in its segment disclosures in 1995 after announcing its intent to divest these businesses (see pages 20-22). Additional information on the combined results of operations and net assets of these businesses is provided below:

Condensed Statements of Income
Molded Products and Brudi Combined

--------------------------------------------------------------------------
                                  1996
                           Through the
(Unaudited)              Date Divested     1995         1994
---------------------------------------------------------------------------
Net sales                      $34,511   $116,745    $105,470

Costs and expenses:
   Operating costs
      and expenses              33,269    113,805     108,310
   Interest allocated              283        899       1,170
   Unusual items                     -          -       6,973
                                -------   -------     -------
   Total                        33,552    114,704     116,453
                                -------   -------     -------
Income (loss) from Molded
   Products and Brudi
   before income taxes             959      2,041     (10,983)
Income tax (benefit)               423        913      (3,802)
                                -------    ------     --------
Income (loss) from Molded
   Products and Brudi           $  536    $ 1,128     $(7,181)
---------------------------------------------------------------------------


Condensed Statements of Net Assets
Molded Products and Brudi Combined

---------------------------------------------------------------------------
                                         As of
                                 Date Divested     December 31,
(Unaudited)                            in 1996            1995
---------------------------------------------------------------------------

Current assets:
   Accounts and notes receivable      $15,495         $13,964
   Inventories                         14,233          13,858
   Deferred income taxes                1,612           1,476
   Prepaid expenses and other             374              82
                                       ------          ------
      Total current assets             31,714          29,380
                                       ------          ------
Net property, plant and equipment      32,832          33,129
Goodwill and other intangibles          9,980          10,174
                                       ------          ------
      Total assets                     74,526          72,683
                                       ------          ------
Total current liabilities               9,053           9,108
Deferred income taxes                   3,238           2,971
Other noncurrent liabilities              345             460
                                       ------          ------
      Total liabilities                12,636          12,539
                                       ------          ------
Net assets of Molded Products
   and Brudi                          $61,890         $60,144

---------------------------------------------------------------------------
     Transactions between Tredegar and Molded Products and Brudi were reflected as though they were settled immediately and there were no amounts due to or from Tredegar at the end of any period. All of Molded Products' full-time employees participated in Tredegar's noncontributory defined benefit plan for salaried employees. Most of these employees also participated in Tredegar's welfare (medical, life and disability) and savings plans. Related costs for participation in these plans were allocated to Molded Products and were included in the above condensed statements of income. Interest expense was allocated to Molded Products and Brudi based upon the ratio of their capital employed (net assets) to Tredegar's consolidated capital employed.

     For federal income tax purposes, operating results of Molded Products and Brudi through the date of disposal were included in Tredegar's consolidated tax return. Their related provision for income taxes represents their allocated share of Tredegar's income tax expense. The allocated share approximates income tax expense that would have been incurred had Molded Products and Brudi separately filed a consolidated tax return and computed income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes."

     On August 16, 1994, the Elk Horn Coal Corporation ("Elk Horn"), Tredegar's 97% owned coal subsidiary, was acquired by Pen Holdings, Inc., for an aggregate consideration of approximately $71,000 ($67,485 after minority interest and transaction costs). Tredegar realized an after-tax gain on the transaction of $25,740. In the first quarter of 1994, Tredegar recognized an income tax benefit of $3,320 on the difference between the financial reporting and income tax basis of Elk Horn. On February 4, 1994, Tredegar sold its remaining oil and gas properties for approximately $8,000 and recognized an after-tax gain of $3,938. The divestiture of Elk Horn completed Tredegar's exit from the Energy segment. Accordingly, information about the revenues, expenses, income, financial condition and cash flows of this segment have been presented as discontinued operations.

     In accordance with applicable accounting pronouncements, a $6,194 charge ($3,964 after income tax benefits) was recognized as a reduction to the gain on the disposal of Elk Horn for the estimated present value of the portion of the unfunded obligation under the Coal Industry Retiree Health Benefit Act of 1992 (the "Act") assumed by Tredegar in the divestiture transaction. Under the Act, assigned operators (former employers) are responsible for a portion of the funding of medical and death benefits of certain retired miners and dependents of the United Mine Workers of America. The obligation under the Act is reflected in Tredegar's consolidated balance sheet in "Other noncurrent liabilities." The net periodic cost of the obligation (interest and the amortization of gains of $158 in 1996) since the Elk Horn divestiture is reflected in Tredegar's consolidated statements of income in "Other income (expense), net."

     At December 31, 1996 and 1995, the accrued costs for Tredegar's obligation under the Act were $5,793 and $6,000, respectively, including an unfunded obligation of $2,943 and $4,703, respectively, and an unrecognized gain of $2,850 and $1,297, respectively. The discount rate used in determining the unfunded obligation was 7.5%, 7.5% and 8.25% at December 31, 1996, 1995 and 1994, respectively. The medical premium trend rate was assumed to be 11%, 12% and 13% at December 31, 1996, 1995 and 1994, respectively, with a gradual decrease to 6% in year 2004, 6% in year 2004 and 6.75% in year 2003, respectively, and remaining at that level thereafter. The accrued cost was determined using assumptions at the end of each period, and the net periodic cost was determined using assumptions as of the beginning of each period. If the medical premium trend rate were increased by 1%, the obligation at December 31, 1996, would increase by approximately $167. The effect of this increase on the annual interest cost component of the net periodic cost would be immaterial.

     The condensed statement of income of the discontinued Energy segment is presented below through August 16, 1994, the date Elk Horn was acquired by Pen Holdings, Inc.:

Condensed Statement of Income
Discontinued Energy Segment

-----------------------------------------------------------------------------
                                                           January 1, 1994 to
(Unaudited)                                                   August 16, 1994
------------------------------------------------------------------------------
Net sales                                                         $19,868

Costs and expenses:
   Operating costs and expenses                                    13,229
   Interest allocated                                                 337
                                                                  --------
   Total                                                           13,566
                                                                  --------
Income from Energy segment
   operations before income taxes                                   6,302
Income taxes                                                        2,082
                                                                   -------
Income from Energy segment
   operations                                                      $4,220

------------------------------------------------------------------------------

     All of the Energy segment's full-time employees participated in Tredegar's noncontributory defined benefit plan for salaried employees. These employees also participated in Tredegar's welfare (medical, life and disability) and savings plans. Accordingly, related costs were allocated to discontinued operations. Interest expense was allocated to discontinued operations based upon the ratio of the Energy segment's capital employed (net assets) to Tredegar's consolidated capital employed.

     For federal income tax purposes, results of the Energy segment's operations through the date of disposal were included in Tredegar's consolidated tax return. The Energy segment's provision for income taxes represents its allocated share of Tredegar's income tax expense. The allocated share approximates income tax expense that would have been incurred had the Energy segment separately filed a consolidated tax return and computed income taxes in accordance with SFAS No. 109.

SHAREHOLDER INFORMATION

Annual Meeting
The annual meeting of shareholders of Tredegar Industries, Inc., will be held on May 22, 1997, beginning at 9:30 a.m. E.D.T. at the Jefferson Hotel in Richmond, Virginia. Formal notices of the annual meeting, proxies and proxy statements will be mailed to shareholders on or before March 31.

Corporate Headquarters
1100 Boulders Parkway
Richmond, Virginia  23225

PHONE   804-330-1000
E-MAIL  invest@tredegar.com
WEB SITE  http://www.tredegar.com

Number of Employees
Approximately 2,200

Counsel
Hunton & Williams
Richmond, Virginia

Independent Accountants
Coopers & Lybrand, L.L.P.
Richmond, Virginia

Stock Listing
New York Stock Exchange
Ticker Symbol: TG

Transfer Agent and Registrar
American Stock Transfer & Trust Company
New York, New York

Inquiries
Inquiries concerning stock transfers, dividend reimbursements, consolidating accounts, changes of address, or lost or stolen stock certificates should be directed to:

American Stock Transfer & Trust Company
Shareholder Services Department
40 Wall Street - 46th Floor
New York, New York  10005
PHONE   800-937-5449

All other inquiries should be directed to:

Tredegar Industries, Inc.
Corporate Communications Department
1100 Boulders Parkway
Richmond, Virginia  23225
PHONE   804-330-1044

Interim Report Distribution
Tredegar does not distribute quarterly reports through brokerages or banks. If your shares of Tredegar common stock are held through a third party, such as a bank or brokerage, and you would like to receive quarterly reports, please write or call Corporate Communications at the above address.

Dividend Information
During 1995 and 1996, Tredegar paid quarterly dividends of $.06 per share, or $.24 per share on an annual basis. Beginning with the dividend payment on January 1, 1997, the quarterly dividend was increased to $.08 per share, or $.32 per share on an annual basis. All decisions with respect to payment of dividends will be made by the Board of Directors based upon Tredegar's earnings, financial condition, anticipated cash needs and such other considerations as the Board deems relevant. See Note 10 of Notes to Financial Statements on page 42 for details of restrictions on dividends.

Market Prices of Common Stock and Shareholder Data
The following table shows the reported high and low closing prices of Tredegar's common stock by quarter for the past two years.


-----------------------------------------------------------------
                                 1996              1995
                             -----------        -----------
                             High     Low       High     Low

First Quarter              $25.88  $20.50     $13.92  $11.58

Second Quarter              35.00   24.25      16.58   13.42

Third Quarter               34.38   29.00      21.25   17.25

Fourth Quarter              45.38   34.25      23.17   18.33
-----------------------------------------------------------------

Tredegar has no preferred stock outstanding.

There were 12,258,028 shares of common stock held by 6,906 shareholders of record on January 31, 1997.

Plants, Facilities and Offices

Corporate Headquarters:
Richmond, Virginia

Tredegar Film Products:
Carbondale, Pennsylvania
Cincinnati, Ohio
LaGrange, Georgia
Manchester, Iowa
New Bern, North Carolina
Tacoma, Washington
Terre Haute, Indiana (2)
   (plant and technical center)
Kerkrade, the Netherlands
Kobe, Japan
Buenos Aires, Argentina
San Juan, Argentina
Sao Paulo, Brazil


Fiberlux:
Pawling, New York
Purchase, New York

Aluminum Extrusions:
Carthage, Tennessee
Kentland, Indiana
Newnan, Georgia

Tredegar Investments:
Seattle, Washington

APPX Software:
Richmond, Virginia

Molecumetics:
Bellevue, Washington