Form 10-K, Exhibit 13
period 1997-12-31
TREDEGAR INDUSTRIES INC
filed 1998-03-17
CIK 850429

FINANCIAL SUMMARY

                                                                                    % Increase
Years Ended December 31                                      1997         1996       (Decrease)
-----------------------                                      ----         ----       ----------
(In thousands, except per-share amounts)


Net income:


   Manufacturing and research operations                 $ 48,124      $35,187              37
   Technology-related net investment gains (a)              8,882        1,369             549
   Unusual items (a)                                        1,440        8,479             (83)
   Net income                                              58,446       45,035              30

Diluted earnings per share:

   Manufacturing and research operations                     3.65         2.69              36
   Technology-related net investment gains (a)                .67          .10             570
   Unusual items (a)                                          .11          .65             (83)
   Net income                                                4.43         3.44              29

Ongoing operations (b):

   Net sales                                              581,004      489,040              19
   EBITDA (c)                                              89,443       71,914              24
   Technology-related net investment gains (pre-tax) (a)   13,880        2,139             549
   Depreciation and amortization                           18,414       18,507              (1)
   Capital expenditures                                    22,655       22,698               -
   Research and development expenses                       13,170       11,066              19

Financial position and other data (d):


   Cash and cash equivalents                              120,065      101,261              19
   Debt outstanding                                        30,000       35,000             (14)
   Shareholders' equity                                   272,546      212,545              28
   Credit available under revolving credit facility       275,000      275,000               -
   Shares outstanding at end of period                     12,371       12,238               1
   Shares used to compute diluted earnings per share       13,178       13,105               1
   Dividends per share                                        .34          .26              31
   Equity per share                                         22.03        17.37              27

Closing market price per share:

   High                                                     73.94        45.38
   Low                                                      37.63        20.50
   End of year                                              65.88        40.13

Total return to shareholders                                 65.0%        87.8%

(a) See Note 6 on page 42 for information on Tredegar's technology-related investment activities. See page 24 for an explanation of unusual items.

(b) Ongoing operations exclude Molded Products and Brudi, which were divested in 1996. See Note 18 on page 49 for further information regarding divested operations.

(c) EBITDA is earnings before interest, taxes, depreciation, amortization, unusual items, technology-related investment gains and losses, and divested operations. See Note (p) on page 32 for further explanation.

(d) See Note 19 on page 50 for recent events affecting financial position.

FINANCIAL REVIEW




TABLE OF CONTENTS


Eight-Year Summary          18

Segment Tables              20

Shareholder Value           23

Results of Operations       24

Financial Condition         26

Business Segment Review     27

Selected Quarterly
Financial Data              31

Notes to Financial Tables   32

Independent Accountants'
& Management's Reports      34

Consolidated
Statements of Income        35

Consolidated
Balance Sheets              36

Consolidated
Statements of Cash Flows    37

Consolidated Statement
of Shareholders' Equity     38

Notes to
Financial Statements        39

Shareholder Information     51

EIGHT-YEAR SUMMARY

Tredegar Industries, Inc., and Subsidiaries


Years Ended December 31                                                                                   1997            1996
                                                                                                        ---------       -------
(In thousands, except per-share data)
Results of Operations (a)(b)(c):
Net sales                                                                                             $581,004       $523,551
Other income (expense), net                                                                             17,015          4,248
                                                                                                      ---------       -------
                                                                                                       598,019        527,799
                                                                                                      ---------       -------
Cost of goods sold                                                                                     457,946        417,270
Selling, general and administrative expenses                                                            37,035         39,719
Research and development expenses                                                                       13,170         11,066
Interest expense (d)                                                                                     1,952          2,176
Unusual items                                                                                           (2,250)(e)    (11,427)(f)
                                                                                                       ---------       -------
                                                                                                       507,853        458,804
                                                                                                      ---------       -------
Income (loss) from continuing operations before income taxes                                            90,166         68,995
Income taxes                                                                                            31,720         23,960
                                                                                                      ---------       -------
Income (loss) from continuing operations (a)(b)(c)                                                      58,446         45,035
Income from discontinued Energy segment operations (b)                                                       -              -
                                                                                                      ---------       -------
Net income (loss) before extraordinary item and cumulative effect of accounting changes                 58,446         45,035
Extraordinary item - prepayment premium on extinguishment of debt (net of tax)                               -              -
Cumulative effect of accounting changes                                                                      -              -
                                                                                                      ---------       -------
Net income (loss)                                                                                     $ 58,446       $ 45,035



Share Data:
Diluted earnings (loss) per share:
   Continuing operations (a)(b)(c)                                                                    $   4.43        $  3.44
   Discontinued Energy segment operations (b)                                                                -             -
                                                                                                      ---------       -------
   Before extraordinary item and cumulative effect of accounting changes                                  4.43           3.44
   Net income (loss)                                                                                      4.43           3.44
Equity per share                                                                                         22.03          17.37
Cash dividends declared per share                                                                          .34            .26
Weighted average common shares outstanding during the period                                            12,287         12,208
Shares used to compute diluted earnings (loss) per share
   during the period                                                                                    13,178         13,105
Shares outstanding at end of period                                                                     12,371         12,238
Closing market price per share:
   High                                                                                                  73.94          45.38
   Low                                                                                                   37.63          20.50
   End of year                                                                                           65.88          40.13
Total return to shareholders (m)                                                                          65.0%          87.8%

Financial Position and Other Data:
Total assets                                                                                           410,937        341,077
Working capital excluding cash and cash equivalents                                                     30,279         31,860
Ending consolidated capital employed (n)                                                               182,481        146,284
Current ratio                                                                                            3.1:1          3.2:1
Cash and cash equivalents                                                                              120,065        101,261
Capital employed of divested and discontinued operations
   (Molded Products, Brudi and the Energy segment) (b)(n)                                                    -              -
Debt                                                                                                    30,000         35,000
Shareholders' equity (net book value)                                                                  272,546        212,545
Equity market capitalization (o)                                                                       814,940        491,050
Net debt (cash) (debt less cash and cash equivalents) as a % of net capitalization                       (49.4)%        (45.3)%
Other financial data excluding unusual items, technology-related investment activities and divested and discontinued operations (a)(b)(c):
   Net sales                                                                                           581,004        489,040
   EBITDA (p)                                                                                           89,443         71,914
   Depreciation                                                                                         18,364         18,451
   Amortization of intangibles                                                                              50             56
   Capital expenditures                                                                                 22,655         22,698
   Acquisitions                                                                                         13,469              -
   Ending capital employed (n)                                                                         151,734        140,236
   Average capital employed (n)                                                                        145,985        140,029
   Unleveraged after-tax earnings (q)                                                                   45,105         33,913
   Return on average capital employed (r)                                                                 30.9%          24.2%
   EBITDA as % of net sales                                                                               15.4%          14.7%
   Effective income tax rate (excluding the effects of tax-exempt interest income)                        36.4%          36.5%



Years Ended December 31                                                                            1995            1994
                                                                                                ----------        -------
(In thousands, except per-share data)
Results of Operations (a)(b)(c):
Net sales                                                                                      $589,454        $502,208
Other income (expense), net                                                                        (669)           (296)
                                                                                                --------        -------
                                                                                                588,785         501,912
                                                                                                --------        -------
Cost of goods sold                                                                              490,510         419,823
Selling, general and administrative expenses                                                     48,229          47,978
Research and development expenses                                                                 8,763           8,275
Interest expense (d)                                                                              3,039           4,008
Unusual items                                                                                       (78)(g)      16,494(h)
                                                                                                --------        -------
                                                                                                550,463         496,578
                                                                                                --------        -------
Income (loss) from continuing operations before income taxes                                     38,322           5,334
Income taxes                                                                                     14,269           3,917
                                                                                                --------        -------
Income (loss) from continuing operations (a)(b)(c)                                               24,053           1,417
Income from discontinued Energy segment operations (b)                                                -          37,218
                                                                                                --------        -------
Net income (loss) before extraordinary item and cumulative effect of accounting changes          24,053          38,635
Extraordinary item - prepayment premium on extinguishment of debt (net of tax)                        -               -
Cumulative effect of accounting changes                                                               -               -
                                                                                                --------        -------
Net income (loss)                                                                              $ 24,053         $38,635



Share Data:
Diluted earnings (loss) per share:
   Continuing operations (a)(b)(c)                                                             $   1.80         $   .09
   Discontinued Energy segment operations (b)                                                         -            2.38
                                                                                                --------        -------
   Before extraordinary item and cumulative effect of accounting changes                           1.80            2.47
   Net income (loss)                                                                               1.80            2.47
Equity per share                                                                                  14.00           12.74
Cash dividends declared per share                                                                   .18             .16
Weighted average common shares outstanding during the period                                     12,916          15,524
Shares used to compute diluted earnings (loss) per share
   during the period                                                                             13,370          15,614
Shares outstanding at end of period                                                              12,176          13,488
Closing market price per share:
   High                                                                                           23.17           12.42
   Low                                                                                            11.58            9.33
   End of year                                                                                    21.50           11.58
Total return to shareholders (m)                                                                   87.2%           17.4%

Financial Position and Other Data:
Total assets                                                                                    314,052         318,345
Working capital excluding cash and cash equivalents                                              54,504          53,087
Ending consolidated capital employed (n)                                                        203,376         200,842
Current ratio                                                                                     1.8:1           1.9:1
Cash and cash equivalents                                                                         2,145           9,036
Capital employed of divested and discontinued operations
   (Molded Products, Brudi and the Energy segment) (b)(n)                                        60,144          59,267
Debt                                                                                             35,000          38,000
Shareholders' equity (net book value)                                                           170,521         171,878
Equity market capitalization (o)                                                                261,784         156,236
Net debt (cash) (debt less cash and cash equivalents)
  as a % of net capitalization                                                                     16.2%           14.4%

Other financial data excluding unusual items,
  technology-related investment activities
  and divested and discontinued operations (a)(b)(c):
   Net sales                                                                                    472,709         396,738
   EBITDA (p)                                                                                    56,283          45,684
   Depreciation                                                                                  17,553          17,089
   Amortization of intangibles                                                                       26             463
   Capital expenditures                                                                          17,778          11,985
   Acquisitions                                                                                   3,637               -
   Ending capital employed (n)                                                                  139,822         138,625
   Average capital employed (n)                                                                 139,224         152,130
   Unleveraged after-tax earnings (q)                                                            24,498          17,603
   Return on average capital employed (r)                                                          17.6%           11.6%
   EBITDA as % of net sales                                                                        11.9%           11.5%
   Effective income tax rate (excluding the effects
     of tax-exempt interest income)                                                                36.6%           37.1%






Years Ended December 31                                                  1993            1992            1991           1990
                                                                       --------       --------         --------       ---------
(In thousands, except per-share data)
Results of Operations (a)(b)(c):
Net sales                                                              $449,208        $445,229        $439,186        $505,884
Other income (expense), net                                                (387)            226             745             861
                                                                        --------       --------         --------       ---------
                                                                        448,821         445,455         439,931         506,745
                                                                        --------       --------         --------       ---------
Cost of goods sold                                                      379,286         370,652         373,429         450,843
Selling, general and administrative expenses                             47,973          48,130          49,764          54,457
Research and development expenses                                         9,141           5,026           4,541           4,850
Interest expense (d)                                                      5,044           5,615           7,489           7,101
Unusual items                                                               452(i)           90(j)          721(k)       32,915(l)
                                                                        --------       --------         --------       ---------
                                                                        441,896         429,513         435,944         550,166
                                                                        --------       --------         --------       ---------
Income (loss) from continuing operations before income taxes              6,925          15,942           3,987         (43,421)
Income taxes                                                              3,202           6,425           1,468         (14,734)
                                                                        --------       --------         --------       ---------
Income (loss) from continuing operations (a)(b)(c)                        3,723           9,517           2,519         (28,687)
Income from discontinued Energy segment operations (b)                    6,784           5,795           3,104           4,001
                                                                        --------       --------         --------       ---------
Net income (loss) before extraordinary item and
  cumulative effect of accounting changes                                10,507          15,312           5,623         (24,686)
Extraordinary item - prepayment premium on
  extinguishment of debt (net of tax)                                    (1,115)              -               -               -
Cumulative effect of accounting changes                                     150               -               -               -
                                                                        --------       --------         --------       ---------
Net income (loss)                                                      $  9,542        $ 15,312         $ 5,623        $(24,686)



Share Data:
Diluted earnings (loss) per share:
   Continuing operations (a)(b)(c)                                      $   .23        $    .58         $   .15        $  (1.69)
   Discontinued Energy segment operations (b)                               .41             .35             .19             .24
                                                                        --------       --------         --------       ---------
   Before extraordinary item and cumulative
     effect of accounting changes                                           .64             .93             .34           (1.45)
   Net income (loss)                                                        .58             .93             .34           (1.45)
Equity per share                                                          10.35            9.94            9.19            9.01
Cash dividends declared per share                                           .16             .16             .16             .16
Weighted average common shares outstanding during the period             16,343          16,341          16,341          16,944
Shares used to compute diluted earnings (loss) per share
   during the period                                                     16,394          16,392          16,341          16,944
Shares outstanding at end of period                                      16,343          16,341          16,341          16,341
Closing market price per share:
   High                                                                   12.00           12.42            7.17           10.50
   Low                                                                     8.33            6.67            4.25            4.67
   End of year                                                            10.00           10.33            6.67            4.92
Total return to shareholders (m)                                           (1.7)%          57.4%           38.8%          (52.0)%

Financial Position and Other Data:
Total assets                                                            353,383         354,910         335,415         339,114
Working capital excluding cash and cash equivalents                      62,064          56,365          60,341          70,890
Ending consolidated capital employed (n)                                266,088         263,897         249,723         244,971
Current ratio                                                             2.1:1           2.0:1           2.1:1           2.2:1
Cash and cash equivalents                                                     -               -             500           2,290
Capital employed of divested and discontinued operations
   (Molded Products, Brudi and the Energy segment) (b)(n)                98,903          96,830          92,365          82,502
Debt                                                                     97,000         101,500         100,000         100,000
Shareholders' equity (net book value)                                   169,088         162,397         150,223         147,261
Equity market capitalization (o)                                        163,430         168,857         108,940          80,398
Net debt (cash) (debt less cash and cash equivalents)
  as a % of net capitalization                                             36.5%           38.5%           39.8%           39.9%
Other financial data excluding unusual items,
 technology-related investment activities and
 divested and discontinued operations (a)(b)(c):
   Net sales                                                            356,750         344,296         337,151         370,052
   EBITDA (p)                                                            31,734          36,334          36,203          24,171
   Depreciation                                                          17,550          16,373          16,566          15,361
   Amortization of intangibles                                            1,712               3               3               3
   Capital expenditures                                                  12,729          17,431          18,072          25,701
   Acquisitions                                                               -          13,884               -               -
   Ending capital employed (n)                                          165,635         163,117         154,208         161,719
   Average capital employed (n)                                         164,376         158,663         157,964         167,064
   Unleveraged after-tax earnings (q)                                     7,544          12,558          12,397           5,740
   Return on average capital employed (r)                                   4.6%            7.9%            7.8%            3.4%
   EBITDA as % of net sales                                                 8.9%           10.6%           10.7%            6.5%
   Effective income tax rate (excluding the
     effects of tax-exempt interest income)                                39.5%           36.7%           36.3%              -


Refer to Notes to Financial Tables on page 32.

SEGMENT TABLES
Tredegar Industries, Inc., and Subsidiaries

Net Sales

Segment                                     1997     1996       1995       1994       1993       1992       1991        1990
                                         --------  --------   --------- ----------  --------   --------   --------   --------
(In thousands)
Film Products and Fiberlux                $309,458 $267,870   $249,099   $200,151   $187,291   $193,772   $193,753   $176,705
Aluminum Extrusions                        266,585  219,044    221,657    193,870    166,465    150,524    143,398    193,347
Technology:
   Molecumetics                              2,583       36          -        200          -          -          -          -
   Other                                     2,378    2,090      1,953      2,517      2,994          -          -          -
                                          --------  --------   --------- ----------  --------   --------   --------   --------
   Total ongoing operations (s)(u)         581,004  489,040    472,709    396,738    356,750    344,296    337,151    370,052

Divested operations (b):
   Molded Products                               -   21,131     84,911     76,579     68,233     80,834     87,860    107,995
   Brudi and plant shut down and
      business held for sale in 1990             -   13,380     31,834     28,891     24,225     20,099     14,175     27,837
                                         --------  --------   --------- ----------  --------   --------   --------   --------
   Total                                  $581,004 $523,551   $589,454   $502,208   $449,208   $445,229   $439,186   $505,884


Operating Profit

Segment                                     1997     1996       1995       1994       1993       1992       1991       1990
                                         --------  --------   --------- ----------  --------   --------   --------   --------
(In thousands)

Film Products and Fiberlux (u):
   Ongoing operations                      $51,308   $44,378    $36,471    $35,676    $22,877    $26,573    $32,945    $20,311
   Unusual items                                 -       680(f)   1,750(g)       -     (1,815)(i)      -      2,797(k)       -
                                          --------  --------   --------- ----------  --------   --------   --------   --------
                                            51,308    45,058     38,221     35,676     21,062     26,573     35,742     20,311

Aluminum Extrusions:
   Ongoing operations                       32,057    23,371     16,777     11,311      7,964      4,180     (4,247)    (1,713)
   Unusual items                                 -         -          -          -          -          -          -    (30,084)(l)
                                          --------   --------  --------- ----------  --------   --------   --------   --------
                                            32,057    23,371     16,777     11,311      7,964      4,180     (4,247)   (31,797)


Technology:
   Molecumetics                             (4,488)   (6,564)    (4,769)    (3,534)    (3,324)    (1,031)         -           -
   Investments and other (t)                13,613     2,021     (1,261)    (5,354)    (6,380)      (834)         -           -
   Unusual items                                 -        -      (1,672)(g) (9,521)(h)  2,263(i)   1,092(j)       -           -
                                          --------  --------   ---------  ----------   --------   --------  --------    --------
                                             9,125    (4,543)    (7,702)   (18,409)    (7,441)      (773)         -           -

Divested operations (b):
   Molded Products                               -     1,011      2,718     (2,484)      (228)     1,176     (9,307)     (8,908)
   Brudi and plant shut down and
      business held for sale in 1990             -       231        222       (356)       177        513      1,870      (3,304)
   Unusual items                             2,250(e) 10,747(f)       -     (6,973)(h)      -     (1,182)(j) (3,518)(k)  (2,831)(l)
                                           --------  --------   -------   --------    --------   --------   --------   --------
                                             2,250    11,989      2,940     (9,813)       (51)       507    (10,955)    (15,043)
                                           --------  --------   --------- ----------   --------   --------   --------    --------
Total operating profit (loss)               94,740    75,875     50,236     18,765     21,534     30,487     20,540     (26,529)
Interest income (v)                          4,959     2,956        333        544          -          -          -           -
Interest expense (d)                         1,952     2,176      3,039      4,008      5,044      5,615      7,489       7,101
Corporate expenses, net                      7,581     7,660      9,208      9,967      9,565(i)   8,930      9,064       9,791
                                          --------   --------   --------- --------- -  --------    -------    -------    --------
Income (loss) from continuing
   operations before income taxes           90,166    68,995     38,322      5,334      6,925     15,942      3,987     (43,421)
Income taxes                                31,720    23,960     14,269      3,917      3,202      6,425      1,468     (14,734)
                                          --------  --------   --------- ----------  --------   --------   --------    --------
Income (loss) from continuing
   operations (a)                           58,446    45,035     24,053      1,417      3,723      9,517      2,519     (28,687)
Income from discontinued Energy
   segment operations (b)                        -         -          -     37,218      6,784      5,795      3,104       4,001
                                          --------   --------   --------- ----------  --------   --------   --------   ---------
Net income (loss) before
   extraordinary item and cumulative
   effect of accounting changes            $58,446   $45,035    $24,053    $38,635    $10,507    $15,312     $5,623    $(24,686)

Refer to Notes to Financial Tables on page 32.

Identifiable Assets

Segment                                     1997     1996        1995       1994       1993       1992       1991       1990
                                         --------- --------    --------   --------   --------   --------   --------   --------
(In thousands)
Film Products and Fiberlux (u)            $130,499 $122,723    $124,426   $115,310   $116,583   $119,915   $110,630   $ 98,716
Aluminum Extrusions                        101,855   83,814      80,955     89,406     89,498     93,365     95,000    116,391
Technology:
   Molecumetics                              2,550    2,911       2,018      1,536      1,926      1,415          -          -
   Investments and other (t)                34,611    7,760       5,442      5,780     13,321     15,441      3,334        750
                                         --------- --------    --------   --------   --------   --------   --------   --------
Identifiable assets for ongoing
    operations                             269,515  217,208     212,841    212,032    221,328    230,136    208,964    215,857

Non-operating assets held for sale             -          -       6,057      5,018      3,605      4,330     13,600      8,670
General corporate                           21,357   22,608      20,326     12,789     12,031     11,745      9,447      6,647
Cash and cash equivalents                  120,065  101,261       2,145      9,036          -          -        500      2,290
Divested operations (b):
   Molded Products                               -        -      44,173     48,932     54,487     50,151     52,132     77,566
   Brudi and business
      held for sale in 1990                      -        -      28,510     30,538     30,956     28,744     26,416      5,238
Net assets of discontinued Energy
   segment operations (b)                        -        -           -          -     30,976     29,804     24,356     22,846
                                         --------- --------    --------   --------   --------   --------   --------   --------
   Total                                  $410,937 $341,077    $314,052   $318,345   $353,383   $354,910   $335,415   $339,114


Depreciation and Amortization

Segment                                      1997      1996       1995       1994       1993       1992       1991        1990
                                          --------   --------    -------   --------   --------   --------   --------   --------
(In thousands)

Film Products and Fiberlux                 $11,462   $11,769    $10,343    $9,741     $10,026    $ 8,580    $ 7,847    $ 5,644
Aluminum Extrusions                          5,508     5,407      5,966     5,948       6,240      7,093      8,033      9,153
Technology:
   Molecumetics                                996       780        592       573         443          -          -          -
   Investments and other (t)                   135       161        197       720       1,868          -          -          -
                                         ---------  --------    --------  --------   --------   --------   --------   --------
   Subtotal                                 18,101    18,117     17,098    16,982      18,577     15,673     15,880     14,797

General corporate                              313       390        481       570         685        703        689        567
                                         ---------  --------    --------  --------   --------   --------   --------   --------

   Total ongoing operations                 18,414    18,507     17,579    17,552      19,262     16,376     16,569     15,364

Divested operations (b):
   Molded Products                               -     1,261      5,055     5,956       5,289      5,416      7,835      7,958
   Brudi and plant shut down and
      business held for sale in 1990             -       550      1,201     1,337       1,272      1,085        798      1,083
                                         ---------  --------    --------   --------   --------   --------   --------   --------
   Total                                   $18,414   $20,318    $23,835   $24,845     $25,823    $22,877    $25,202    $24,405

Refer to Notes to Financial Tables on page 32.

Capital Expenditures, Acquisitions and Investments


Segment                                    1997      1996       1995       1994       1993       1992       1991       1990
                                         --------- --------    --------   --------   --------   --------   --------   --------

(In thousands)

Film Products and Fiberlux                 $15,884   $12,349    $11,199    $ 7,126    $ 6,575    $13,214    $10,055    $15,254
Aluminum Extrusions                          6,372     8,598      5,454      4,391      1,870      2,487      7,594      9,302
Technology:
   Molecumetics                                366     1,594        894        178        939      1,414          -          -
   Other (t)                                     5        14          -         99        905          -          -          -
                                         --------- --------    --------   --------   --------   --------   --------   --------
   Subtotal                                 22,627    22,555     17,547     11,794     10,289     17,115     17,649     24,556

General corporate                               28       143        231        191      2,440        316        423      1,145
                                         --------- ---------   --------   --------   --------   --------   --------   --------
   Capital expenditures for ongoing
      operations                            22,655    22,698     17,778     11,985     12,729     17,431     18,072     25,701

Divested operations (b):
   Molded Products                               -     1,158      6,553      2,988      3,235      2,441      2,897      8,891
   Brudi and plant shut down and
      business held for sale in 1990             -       104        807        606        516        833        391        207
                                         --------- ---------   --------   --------   --------   --------   --------   --------
   Total capital expenditures               22,655    23,960     25,138     15,579     16,480     20,705     21,360     34,799

Acquisitions and other investments (t)      34,270     3,138      5,541      1,400      5,699     17,622     25,654          -
                                         --------- ---------   --------   --------   --------   --------   --------   --------
   Total capital expenditures,
      acquisitions and investments         $56,925   $27,098    $30,679    $16,979    $22,179    $38,327    $47,014    $34,799

Refer to Notes to Financial Tables on page 32.

Net Sales by Segment
$ Millions
[GRAPH]

                             1990    1991    1992    1993    1994    1995    1996    1997
FILM PRODUCTS AND FIBERLUX  176.7   193.8   193.8   187.3   200.2   249.1   267.9   309.5
ALUMINUM EXTRUSIONS         193.3   143.4   150.5   166.5   193.9   221.7   219.0   266.6
TECHNOLOGY                      -       -       -     3.0     2.7     2.0     2.1     5.0
                            -----   -----   -----   -----   -----   -----   -----   -----
                            370.1   337.2   344.3   356.8   396.7   472.7   489.0   581.0

Operating Profit by Segment
$ Millions
[GRAPH]

                             1990    1991    1992    1993    1994    1995    1996    1997
FILM PRODUCTS AND FIBERLUX   20.3    35.7    26.6    21.1    35.7    38.2    45.1    51.3
ALUMINUM EXTRUSIONS         (31.8)   (4.2)    4.2     8.0    11.3    16.8    23.4    32.1
TECHNOLOGY                      -       -    (0.8)   (7.4)  (18.4)   (7.7)   (4.5)    9.1
                            -----   -----   -----   -----   -----   -----   -----   -----
                            (11.5)   31.5    30.0    21.6    28.6    47.3    63.9    92.5


Identifiable Assets by Segment
$ Millions
[GRAPH]

                             1990    1991    1992    1993    1994    1995    1996    1997
FILM PRODUCTS AND FIBERLUX   98.7   110.6   119.9   116.6   115.3   124.4   122.7   130.5
ALUMINUM EXTRUSIONS         116.4    95.0    93.4    89.5    89.4    81.0    83.8   101.9
TECHNOLOGY                    0.8     3.3    16.9    15.2     7.3     7.5    10.7    37.2
                            -----   -----   -----   -----   -----   -----   -----   -----
                            215.9   209.0   230.1   221.3   212.0   212.8   217.2   269.5

Depreciation and Amortization by Segment
$ Millions
[GRAPH]


                             1990    1991    1992    1993    1994    1995    1996    1997
FILM PRODUCTS AND FIBERLUX    5.6     7.8     8.6    10.0     9.7    10.3    11.8    11.5
ALUMINUM EXTRUSIONS           9.2     8.0     7.1     6.2     5.9     6.0     5.4     5.5
TECHNOLOGY                      -       -       -     2.3     1.3     0.8     0.9     1.1
                            -----   -----   -----   -----   -----   -----   -----   -----
                             14.8    15.9    15.7    18.6    17.0    17.1    18.1    18.1

Capital Expenditures by Segment
$ Millions
[GRAPH]

                             1990    1991    1992    1993    1994    1995    1996    1997
FILM PRODUCTS AND FIBERLUX   15.3    10.1    13.2     6.6     7.1    11.2    12.3    15.9
ALUMINUM EXTRUSIONS           9.3     7.6     2.5     1.9     4.4     5.5     8.6     6.4
TECHNOLOGY                      -       -     1.4     1.8     0.3     0.9     1.6     0.4
                            -----   -----   -----   -----   -----   -----   -----   -----
                             24.6    17.6    17.1    10.3    11.8    17.5    22.6    22.6

SHAREHOLDER VALUE

     Tredegar's primary objective is to enhance shareholder value. The ultimate measure of value creation is total return on common stock. During 1997, 1996 and 1995, the total return on Tredegar's common stock was 65.0%, 87.8% and 87.2%, respectively. This compares favorably to the total return for the S&P SmallCap 600(R) Index, which includes Tredegar.

     Key operational value drivers affecting total return include sales growth rate, operating profit margin, income tax rate and fixed and working capital investment. Tredegar attributes its favorable total return in 1997, 1996 and 1995 primarily to an increase in profits and cash flow in Film Products and Aluminum Extrusions, research partnerships at Molecumetics, realized net gains from technology-related investments, the divestiture of non-strategic businesses (Molded Products and Brudi in 1996 and Tredegar's former energy businesses in 1994), accretion in earnings per share due to stock repurchases, and the elimination of operating losses in APPX Software (see Note 19 on page 50 regarding the divestiture of APPX Software in early 1998).

     Tredegar's value creation efforts also link pay to performance, primarily through the issuance of bonuses and stock options. The charts on this page depict the relationship between CEO pay, incentives and selected performance measures. Additional information on compensation paid to Mr. Gottwald is included in Tredegar's 1998 proxy statement.

     In addition to cash compensation, Mr. Gottwald was granted the following stock options:

                                     Number          Per-Share
Year                               of Options      Exercise Price

1989                                  47,850            $11.14
1992                                  45,000              8.09
1994                                  33,750             10.09
                                      22,500             16.00
1995                                  22,500             12.50
1996                                  12,000             25.13
                                       6,000             29.00
1997                                  11,000             49.63
                                      11,000             63.00


The per-share exercise price of the stock options was equal to or greater than the market price of Tredegar common stock on the date of grant.


                            CUMULATIVE TOTAL RETURN
        BASED ON INVESTMENT OF $100 DOLLARS BEGINNING DECEMBER 31, 1990
                   INCLUDES REINVESTMENT OF DIVIDENDS
                                    DOLLARS
                    SOURCE: MEDIA GENERAL FINANCIAL SERVICES

                                    FISCAL YEAR ENDING
-----------------------------------------------------------------------------------------------------------------
COMPANY                     1990         1991        1992         1993        1994       1995       1996     1997

TREDEGAR INDUSTRIES       100.00       139.21      219.24       215.68      253.58     475.55     894.58  1,477.55
PEER GROUP (S&P Industry
   Group 355 - Manufac-
   turing Diversified)    100.00       122.58      132.87       161.30      166.96     235.10     323.99    385.82
S&P 500 INDEX             100.00       130.48      140.46       154.62      156.66     215.54     265.03    353.45
S&P SMALLCAP 600          100.00       148.49      179.74       213.50      203.31     264.23     320.56    402.57

Tredegar is included in the SmallCap 600.


Total Cash Compensation
John D. Gottwald
President and CEO
($ Thousands)

         Salary        Bonus         Total
1990    $282,500        $0         $282,500
1991    $293,750     $30,000       $323,750
1992    $308,500     $75,000       $383,500
1993    $322,500     $42,500       $365,000
1994    $333,000     $90,000       $423,000
1995    $333,000    $125,000       $458,000
1996    $347,167    $140,000       $487,167
1997    $350,000    $140,000       $490,000




                           RETURN ON CAPITAL EMPLOYED
                          ONGOING OPERATIONS EXCLUDING
                      UNUSUAL ITEMS AND TECHNOLOGY-RELATED
                             INVESTMENT ACTIVITIES
                                    PERCENT

'90     '91     '92     '93     '94     '95     '96     '97
3.4     7.8     7.9     4.6    11.6    17.6    24.2    30.9

RESULTS OF OPERATIONS

1997 SUMMARY

     Net income in 1997 was $58.4 million or $4.43 per share, compared with $45 million or $3.44 per share in 1996. Results for both years include unusual income (net) and technology-related investment gains (net) that affect comparability between periods. Excluding the after-tax effects of these items, which are described in the next two sections of this report, net income in 1997 was $48.1 million or $3.65 per share, up significantly from $35.2 million or $2.69 per share in 1996. This increase was due primarily to higher volume and efficiencies in Film Products and Aluminum Extrusions and higher contract research revenues supporting research and development projects at Molecumetics.

     On May 30, 1997, an affiliate of Tredegar's William L. Bonnell subsidiary acquired an aluminum extrusion and fabrication plant in El Campo, Texas, from Reynolds Metals Company. For further information on this acquisition, see the Aluminum Extrusions business segment review on page 29. See also Note 19 on page 50 for recent events occurring in early 1998, including the announcement of a "Dutch auction" self-tender offer for up to 1,250,000 shares of Tredegar's common stock at prices ranging from $58.00 to $65.00 per share, the divestiture of APPX Software and the acquisition of two former Reynolds Metals plants in Canada.

     Unusual Items

     Unusual income affecting operations in 1997 included a second-quarter gain of $2.3 million ($1.4 million after income taxes) related to the redemption of preferred stock received in connection with the 1996 divestiture of Molded Products. Unusual income (net) affecting operations in 1996 totaled $11.4 million ($8.5 million after income taxes) and included:

 o A third-quarter gain of $2 million ($1.2 million after taxes) on the sale of a former plastic films manufacturing site in Fremont, California

 o A third-quarter charge of $1.3 million ($795,000 after taxes) related to the write-off of specialized machinery and equipment due to excess capacity in certain industrial packaging films

 o A first-quarter gain of $19.9 million ($13.7 million after taxes) on the sale of Molded Products for cash consideration of $57.5 million ($54 million after transaction costs)

 o A first-quarter charge of $9.1 million ($5.7 million after taxes) related to the loss on the divestiture of Brudi for cash consideration of approximately $18.1 million ($17.6 million after transaction costs)

     Technology-Related Investment Gains and Losses

     Net gains realized from technology-related investment activities totaled $13.9 million ($8.9 million after income taxes) in 1997 and $2.1 million ($1.4 million after income taxes) in 1996. These gains are included in "Other income (expense), net" in the consolidated statements of income on page 35 and "Investments and other" in the operating profit table on page 20. Further information on Tredegar's technology-related investments is provided in Note 6 on page 42.

1997 VERSUS 1996

     Revenues

     Excluding the effects of the Molded Products and Brudi divestitures, net sales increased 18.8% in 1997 due primarily to higher sales in Film Products and Aluminum Extrusions. The increase in Film Products was driven by higher volume of nonwoven film laminates, higher volume for foreign operations and higher selling prices (reflecting higher average plastic resin costs). Higher sales in Aluminum Extrusions reflected strength in residential and commercial windows and curtain walls and higher volume to distributors, as well as the acquisition of the aluminum extrusion and fabrication facility in El Campo, Texas. Contract research revenues at Molecumetics also increased. For further discussion, see the business segment review on pages 27-30.

     Operating Costs and Expenses

     The gross profit margin increased to 21.2% in 1997 from 20.3% in 1996 due primarily to higher volume and efficiencies in Film Products (particularly nonwoven film laminates) and Aluminum Extrusions, and contract research revenues supporting research and development projects at Molecumetics.

     Selling, general and administrative expenses decreased by $2.7 million or 6.8% due primarily to the Molded Products and Brudi divestitures and lower corporate overhead, partially offset by higher selling, general and administrative expenses supporting higher sales at Film Products and Aluminum Extrusions (including the acquisition of the El Campo facility). Selling, general and administrative expenses, as a percentage of sales, declined to 6.4% in 1997 compared with 7.6% in 1996.

     Research and development expenses increased by $2.1 million or 19% due to higher product development spending at Film Products and higher spending at Molecumetics.

     Unusual income of $2.3 million in 1997 is explained above.

     Interest Income and Expense

     Interest income, which is included in "Other income (expense), net" in the consolidated statements of income, increased to $5 million in 1997 from $3 million in 1996 due to the investment of divestiture proceeds for a full year and cash generated from operations. The average tax-equivalent yield earned on cash equivalents was 5.7% in 1997 and 5.5% in 1996. Tredegar's policy permits investment of excess cash in marketable securities that have the highest credit ratings and maturities of less than one year. The primary objectives of Tredegar's policy are safety of principal and liquidity.

     Interest expense decreased slightly due to lower average debt outstanding, partially offset by the second-quarter write-off of deferred financing costs related to the refinancing of Tredegar's revolving credit facility (see Note 9 on page 43). The average interest rate on debt was 7.2% in 1997 and 1996 (all fixed-rate debt). Average consolidated debt outstanding during 1997 declined to $32.3 million from $35 million in 1996.

     Income Taxes

     The effective tax rate increased to 35.2% from 34.7% due primarily to slightly lower income on export sales in the tax-advantaged Foreign Sales Corporation relative to significantly higher consolidated pre-tax income, and a higher effective state income tax rate due to an increase in income in states with higher tax rates. See Note 15 on page 48 for additional tax rate information.

1996 VERSUS 1995

     Revenues

     Net sales decreased by 11.2% due to the divestitures of Molded Products and Brudi and lower selling prices (reflecting lower average raw material costs), partially offset by higher volume in Film Products and Aluminum Extrusions. Excluding Molded Products and Brudi, net sales in 1996 increased by 3.5% over 1995. For further discussion, see the business segment review on pages 27-30.

     Operating Costs and Expenses

     The gross profit margin increased to 20.3% in 1996 from 16.8% in 1995 due primarily to higher volume in ongoing manufacturing businesses and lower raw material costs per unit, partially offset by start-up costs associated with nonwoven film laminate production. Cost reductions and quality improvements in Aluminum Extrusions also contributed to the increase but were partially offset by the unfavorable impact of press shutdowns associated with a modernization project at the Newnan, Georgia, plant.

     Selling, general and administrative expenses decreased by $8.5 million or 17.6% due mainly to the divestitures of Molded Products and Brudi, cost reductions at APPX Software, lower expenses for stock appreciation rights (down almost $1 million due to appreciation limitations) and the write-off in 1995 of a medical technology investment ($694,000), partially offset by selling, general and administrative expenses from the films business acquired in Argentina in March 1995. Selling, general and administrative expenses, as a percentage of sales, declined to 7.6% in 1996 compared with 8.2% in 1995.

     Research and development expenses increased by $2.3 million or 26.3% due to higher spending at Molecumetics and higher product development spending at Film Products.

     Unusual income (net) totaling $11.4 million in 1996 is explained on page
24.

     Interest Income and Expense

     Interest income increased to $3 million in 1996 from $333,000 in 1995 due to the investment of divestiture proceeds and cash generated from operations. The average tax-equivalent yield earned on cash equivalents was 5.5% in 1996 and 5.9% in 1995.

     Interest expense declined due to higher capitalized interest from an increase in capital expenditures for ongoing operations, lower revolving credit facility fees and lower average debt outstanding. The average interest rate on debt was 7.2% in 1996 and 1995 (primarily fixed-rate debt). Average consolidated debt outstanding during 1996 declined to $35 million from $38.3 million in 1995.

     Income Taxes

     The effective tax rate declined to 34.7% during 1996 from 37.2% in 1995 due primarily to a lower effective state income tax rate from proportionally higher domestic income in states with lower tax rates and proportionally higher foreign income that is exempt from state income taxes, tax-exempt interest income and higher income on export sales in the tax-advantaged Foreign Sales Corporation, partially offset by lower research and development tax credits. See Note 15 on page 48 for additional tax rate information.

FINANCIAL CONDITION

ASSETS

     Total assets increased to $410.9 million at December 31, 1997, from $341.1 million at December 31, 1996, due mainly to an increase in technology-related investments and unrealized appreciation on available-for-sale securities (see
Note 6 on page 42); an increase in cash and cash equivalents (see further discussion under cash flows below); the acquisition of the aluminum extrusion and fabrication plant in El Campo, Texas; capital expenditures in excess of depreciation; and higher accounts receivable supporting higher sales. At December 31, 1997 and 1996, Tredegar had cash and cash equivalents of $120.1 million and $101.3 million, respectively, which exceeded debt by $90.1 million and $66.3 million, respectively. See the business segment review on pages 27-30 for further discussion of capital expenditures, acquisitions and investments. Also, see Note 19 on page 50 for recent events occurring in early 1998, including the announcement of a "Dutch auction" self-tender offer for up to 1,250,000 shares of Tredegar's common stock at prices ranging from $58.00 to $65.00 per share, the divestiture of APPX Software and the acquisition of two aluminum extrusion and fabrication plants in Canada.

LIABILITIES

     Total liabilities increased to $138.4 million at December 31, 1997, from $128.5 million at December 31, 1996, due primarily to the plant acquisition in El Campo, Texas, and higher accounts payable and accrued expenses (including deferred contract research revenues) supporting higher sales.

     Debt outstanding consisted of a note payable with a remaining balance at December 31, 1997 and 1996, of $30 million and $35 million, respectively. Interest is payable on the note semi-annually at 7.2% per year. Annual principal payments of $5 million are due each June through 2003 (the $5 million due in June 1998 has been classified as long-term in accordance with Tredegar's ability to refinance such obligation on a long-term basis). Tredegar also has a revolving credit facility that permits borrowings of up to $275 million (no amounts borrowed at December 31, 1997 and 1996). The facility matures on July 9, 2002, with an annual extension of one year permitted subject to the approval of participating banks. See Note 9 on page 43 for further information on debt and credit agreements.

SHAREHOLDERS' EQUITY

     At December 31, 1997, Tredegar had 12,371,245 shares of common stock outstanding and a total market capitalization of $814.9 million, compared with 12,238,053 shares outstanding at December 31, 1996, and a total market capitali-zation of $491.1 million.

     During 1997 and 1996, Tredegar purchased 55,663 and 68,947 shares, respectively, of its common stock for $2.5 million ($45.46 per share) and $2 million ($29.50 per share), respectively. Since becoming an independent company in 1989, Tredegar has purchased a total of 6.2 million shares, or 33% of its issued and outstanding common stock, for $78.7 million ($12.71 per share). See
Note 19 on page 50 for information on the "Dutch auction" self-tender offer announced on January 14, 1998. Under a standing authorization from its board of directors, Tredegar may purchase (after expiration of the "Dutch auction") an additional 885,000 shares in the open market or in privately negotiated transactions at prices management deems appropriate.

CASH FLOWS

     Net cash provided by operating activities in excess of capital expenditures and dividends increased to $39.5 million in 1997 from $18.1 million in 1996 due primarily to improved operating results, lower capital expenditures in Aluminum Extrusions due to the completion of the modernization project at the Newnan plant in late 1996, and the effect on capital expenditures of the Molded Products and Brudi divestitures (Molded Products and Brudi had combined capital expenditures of $1.3 million in 1996), partially offset by income taxes paid on technology-related net investment gains and higher capital expenditures in Film Products reflecting normal replacement of machinery and equipment and permeable film additions, including expansion into China and Poland.

     The increase in cash and cash equivalents to $120.1 million at December 31, 1997, from $101.3 million at December 31, 1996, was due to the $39.5 million of excess cash generated during 1997 combined with additional proceeds related to the Molded Products divestiture ($2.3 million) and other sources ($3.7 million, primarily proceeds and income tax benefits from the exercise of stock options); partially offset by funds used to acquire the aluminum extrusion and fabrication plant in El Campo, Texas ($13.5 million); an annual debt principal payment in June 1997 ($5 million); uses of funds for technology-related investments ($5.7 million, net of proceeds from the sale of investments) and the repurchase of Tredegar common stock ($2.5 million).


                    ONGOING EBITDA* AND CAPITAL EXPENDITURES
                                   $ MILLIONS


                        '90     '91     '92     '93     '94     '95     '96     '97
EBITDA*                24.2    36.2    36.3    31.7    45.7    56.3    71.9    89.4
CAPITAL EXPENDITURES   25.7    18.1    17.4    12.7    12      17.8    22.7    22.7


*Earnings before interest, taxes, depreciation, amortization, unusual items, technology-related investment gains/losses, and divested and discontinued operations.

     Net cash provided by operating activities in excess of capital expenditures and dividends decreased to $18.1 million in 1996 from $22.2 million in 1995 due primarily to higher working capital for ongoing operations to support higher sales volume and income taxes paid on net gains realized from divestitures, property disposals and the sale of a technology-related investment.

     The significant increase in cash and cash equivalents to $101.3 million at December 31, 1996, from $2.1 million at December 31, 1995, was due to the $18.1 million of excess cash generated during 1996 combined with the proceeds from the divestitures of Molded Products and Brudi ($71.6 million after transaction costs); property disposals ($9.9 million) and other sources ($2.1 million); partially offset by uses of funds for technology-related investments ($500,000, net of proceeds from the sale of an investment) and the repurchase of Tredegar common stock ($2 million). Property disposals included the former plastic films site in Fremont, California; a former aluminum extrusion and fabrication site in Mechanicsburg, Pennsylvania; a former Brudi plant in Kelso, Washington; and a former Molded Products plant in Alsip, Illinois.

     Net cash provided by continuing operating activities in excess of capital expenditures and dividends increased to $22.2 million in 1995 from $21 million in 1994 due primarily to improved operating results, partially offset by higher capital expenditures. This excess cash, combined with the $9 million cash and cash equivalents balance at December 31, 1994, and cash from property disposals and other sources ($4.9 million), was used to fund a films acquisition in Argentina ($3.6 million); share repurchases ($25.5 million); technology-related investments ($1.9 million); and the repayment of borrowings ($3 million), leaving $2.1 million of cash and cash equivalents at December 31, 1995.

         Normal operating cash requirements over the next 3 to 5 years are expected to be met from ongoing operations. Excess cash will be invested on a short-term basis, with the primary objectives of safety of principal and liquidity, until other opportunities in existing businesses or elsewhere are identified. See Note 19 on page 50 for recent events occurring in early 1998 affecting the balance of cash and cash equivalents.

OTHER

     The Financial Accounting Standards Board has issued new standards affecting disclosures of information about comprehensive income and business segments. These standards are not expected to significantly change Tredegar's current disclosures when adopted in 1998.

BUSINESS SEGMENT REVIEW


FILM PRODUCTS AND FIBERLUX

     Film Products manufactures plastic films for disposable personal products (primarily feminine hygiene and diaper products) and packaging, medical, industrial and agricultural products. Fiberlux produces vinyl extrusions for windows and patio doors. Products are produced at various locations throughout the United States and are sold both directly and through distributors. Film Products also has plants in the Netherlands, Brazil and Argentina, where it produces films primarily for the European and Latin American markets. During 1998, Film Products expects to begin operating a production facility currently under construction near Guangzhou, China, and expects to begin construction of a production site in or near Warsaw, Poland. The Poland facility should be operational in 1999. Both sites will produce disposable permeable films for feminine hygiene products marketed in China and Eastern Europe, respectively.

     Film Products is one of the largest U.S. suppliers of permeable and embossed films for disposable personal products. In each of the last three years, this class of products accounted for more than 35% of the consolidated revenues of Tredegar.

     Film Products supplies permeable films for use as liners in feminine hygiene products, adult incontinent products and hospital underpads. Film Products also supplies embossed films and nonwoven film laminates for use as backsheet in such disposable products as baby diapers and adult incontinent products, feminine hygiene products and hospital underpads. Film Products' primary customer for permeable films, embossed films and nonwoven film laminates is The Procter & Gamble Company ("P&G"), the leading global disposable diaper manufacturer.

     P&G and Tredegar have had a successful long-term relationship based on cooperation, product innovation and continuous process improvement. The loss or significant reduction of business associated with P&G would have a material adverse effect on Tredegar's business.

     Pages 2-3 and 6-9 provide further information on Film Products and Fiberlux products and markets.

                        FILM PRODUCTS AND FIBERLUX SALES
                                   $ MILLIONS

  '90     '91     '92     '93     '94     '95     '96     '97
176.7   193.8   193.8   187.3   200.2   249.1   267.9   309.5

                  FILM PRODUCTS AND FIBERLUX OPERATING PROFIT
                            EXCLUDING UNUSUAL ITEMS
                                   $ MILLIONS

 '90     '91     '92     '93     '94     '95     '96     '97
20.3    32.9    26.6    22.9    35.7    36.5    44.4    51.3

     Sales

     Film Products sales increased in 1997 due to higher volume of nonwoven film laminates supplied to P&G for diapers, higher volume of permeable film supplied to P&G in Europe for feminine pads, higher diaper backsheet and packaging film volume in South America, and higher selling prices, which reflected higher average plastic resin costs.

     Film Products sales increased in 1996 due mainly to higher volume in North America, including higher volume of diaper backsheet supplied to P&G; higher volume of specialty films used for the protection of high-gloss surfaces and electronic circuit boards; higher volume of Vispore(R) film used in ground cover applications; higher volume of agricultural commodity films; higher diaper backsheet and packaging film volume in South America, particularly Argentina; and higher volume of permeable film supplied to P&G in Europe for feminine pads. The positive impact on sales of higher volume was partially offset by lower selling prices, which reflected lower average plastic resin costs.

     Fiberlux sales increased slightly in 1997 after declining in 1996 due to the divestiture in October 1995 of its fabrication business.

     Operating Profit

     Film Products operating profit increased in 1997 due mainly to improved production efficiencies for nonwoven film laminates and higher volume in the areas noted in the sales discussion above, partially offset by higher new product development expenses and start-up costs for the new permeable film production site in China. Film Products operating profit increased in 1996 due primarily to higher volume in the areas noted in the sales discussion above, partially offset by start-up costs associated with nonwoven film laminate production. Fiberlux operating profit declined in 1997 and improved in 1996.

     Identifiable Assets

     Identifiable assets in Film Products and Fiberlux increased to $130.5 million in 1997 from $122.7 million in 1996 due mainly to Film Products from higher accounts receivable supporting higher sales, capital expenditures in excess of depreciation and an increase in prepaid pension expense.

     Identifiable assets in Film Products and Fiberlux declined to $122.7 million in 1996 from $124.4 million in 1995 due primarily to the $1.3 million write-off of specialized machinery and equipment related to excess capacity in certain industrial packaging films and the removal of deferred costs associated with the disposal of the former plastic films site in Fremont, California, partially offset by higher current assets supporting higher sales and capital expenditures in excess of depreciation.

     Depreciation, Amortization
     and Capital Expenditures

     Depreciation and amortization for Film Products and Fiberlux decreased slightly to $11.5 million in 1997 from $11.8 million in 1996. Capital expendi-tures in Film Products and Fiberlux in 1997 reflect the normal replacement of machinery and equipment and permeable film additions, including the expansion into China and machinery and equipment purchased for the Poland facility.

     Depreciation and amortization for Film Products and Fiberlux increased to $11.8 million in 1996 from $10.3 million in 1995 due mainly to higher depreciation of blown and laminating film machinery and equipment. Capital expenditures in Film Products and Fiberlux in 1996 reflect the normal replacement of machinery and equipment, new nonwoven film laminate capacity, expansion of permeable film capacity in Europe and permeable and diaper backsheet film capacity in Brazil, and the purchase of machinery and equipment for expansion into China.


                 FILM PRODUCTS AND FIBERLUX IDENTIFIABLE ASSETS
                                   $ MILLIONS


 '90     '91    '92    '93    '94    '95     '96    '97
98.7   110.6  119.9  116.6  115.3  124.4   122.7  130.5



FILM PRODUCTS AND FIBERLUX DEPRECIATION & AMORTIZATION AND CAPITAL EXPENDITURES
                                   $ MILLIONS


                                '90     '91     '92     '93     '94     '95     '96     '97
DEPRECIATION & AMORTIZATION     5.6     7.8     8.6      10     9.7    10.3    11.8    11.5
CAPITAL EXPENDITURES           15.3    10.1    13.2     6.6     7.1    11.2    12.3    15.9


                             DOMESTIC FILMS VOLUME
                           DOMESTIC VS. INTERNATIONAL
                       PERCENTAGE OF TOTAL POUNDS SHIPPED

                           '90    '91    '92    '93    '94    '95    '96    '97
UNITED STATES & CANADA    79.6   73.9     69   64.5   60.5   54.9   56.9   56.4
INTERNATIONAL             20.4   26.1     31   35.5   39.5   45.1   43.1   43.6

ALUMINUM EXTRUSIONS

     Aluminum Extrusions, which is composed of The William L. Bonnell Company, Inc. ("Bonnell"), Capitol Products Corporation and related entities, produces soft alloy aluminum extrusions for sale directly to fabricators and distributors that serve primarily the building and construction industry, as well as transportation, electrical and consumer durables markets. On May 30, 1997, an affiliate of Tredegar's Bonnell subsidiary acquired an aluminum extrusion and fabrication plant in El Campo, Texas, from Reynolds Metals Company. The El Campo facility, which had sales of $25.7 million for the period May 31 through December 31, 1997, extrudes and fabricates products used primarily in transportation, electrical and consumer durables markets. The operating results for the El Campo facility have been included in Tredegar's consolidated results since the date acquired.

     See Note 19 on page 50 regarding the acquisition in early 1998 of two aluminum extrusion and fabrication plants in Canada. Pages 2-3 and 10-13 provide further information on Aluminum Extrusions products and markets.

     Sales

     Aluminum Extrusions sales in 1997 increased 21.7% due primarily to higher volume, reflecting continued strength in residential and commercial windows and curtain walls and higher volume to distributors. The acquisition of the El Campo facility also had a positive impact on volume. Excluding the acquisition, sales and volume were up 10% and 12%, respectively, for the year.

     Aluminum Extrusions sales in 1996 decreased 1.2% due to lower selling prices, which reflected lower aluminum costs. Volume in 1996 increased by 5.2%, driven primarily by strength in residential and commercial windows and automotive markets.

     Operating Profit

     Aluminum Extrusions operating profit increased 37.2% in 1997 due to higher volume, related lower unit conversion costs and the acquisition, partially offset by expenses associated with repairs to the casting furnaces at the Newnan, Georgia, plant. Conversion costs also improved due to a modernization

                           ALUMINUM EXTRUSIONS SALES
                                   $ MILLIONS

  '90      '91      '92      '93     '94      '95    '96      '97
193.3    143.4    150.5    166.5   193.9    221.7    219    266.6

                      ALUMINUM EXTRUSIONS OPERATING PROFIT
                            EXCLUDING UNUSUAL ITEMS
                                   $ MILLIONS

   '90     '91     '92     '93     '94     '95     '96     '97
(1.17)   (4.2)     4.2       8    11.3    16.8    23.4    32.1

    ALUMINUM EXTRUSIONS DEPRECIATION & AMORTIZATION AND CAPITAL EXPENDITURES
                                   $ MILLIONS

                               '90    '91  '92   '93   '94    '95  '96   '97
DEPRECIATION & AMORTIZATION    9.2    8    7.1   6.2   5.9    6    5.4   5.5
CAPITAL EXPENDITURES           9.3    7.6  2.5   1.9   4.4    5.5  8.6   6.4


                    ALUMINUM EXTRUSIONS IDENTIFIABLE ASSETS
                                   $ MILLIONS

  '90   '91     '92     '93     '94    '95     '96      '97
116.4    95    93.4    89.5    89.4     81    83.8    101.9

                            COMMERCIAL CONSTRUCTION
                                   $ BILLIONS
           SOURCE: CAHNERS BUILDING AND CONSTRUCTION MARKET FORECAST

 '90     '91     '92     '93     '94     '95     '96     '97    '98F
71.7    54.1    44.5    46.9    52.7    74.7    86.7    93.5    92.8

                                 HOUSING STARTS
                               MILLIONS OF UNITS
                     SOURCE: BLUE CHIP ECONOMIC INDICATORS

 '90     '91    '92     '93     '94     '95     '96    '97    '98F
1.19    1.01    1.2    1.29    1.46    1.35    1.48   1.46    1.42

                        AUTOMOBILE AND LIGHT TRUCK SALES
                               MILLIONS OF UNITS
                     SOURCE: BLUE CHIP ECONOMIC INDICATORS

 '90     '91     '92     '93     '94     '95     '96     '97  '98F
14.2    12.7    13.1    14.2    15.5    15.1    15.4    15.1    15
program completed late last year at the Newnan facility. This capital project cost $4.8 million, most of which was spent in 1996. Improvements in productivity, scrap rates and sales returns are currently being realized as a result of this project.

     Aluminum Extrusions operating profit increased 39.3% in 1996 due to higher volume, cost reductions, quality improvements and lower bad debt expenses, partially offset by the unfavorable impact of press shutdowns at the Newnan plant for the modernization program.

     Identifiable Assets

     Identifiable assets in Aluminum Extrusions increased to $101.9 million in 1997 from $83.8 million in 1996 due primarily to the acquisition of the El Campo facility, higher accounts receivable supporting higher sales and capital expenditures in excess of depreciation.

     Identifiable assets in Aluminum Extrusions increased to $83.8 million in 1996 from $81 million in 1995 due mainly to capital expenditures in excess of depreciation.

     Depreciation, Amortization
     and Capital Expenditures

     Depreciation and amortization for Aluminum Extrusions increased in 1997 due to the acquisition of the El Campo facility and the modernization program completed late last year at the Newnan plant, partially offset by the full depreciation of certain assets in 1996. Capital expenditures in 1997 reflect the normal replacement of machinery and equipment and costs capitalized for rebuilding the casting furnaces at the Newnan plant.

     Depreciation and amortization for Aluminum Extrusions declined in 1996 due to the full depreciation of certain assets in 1995. Capital expenditures in 1996 reflect the normal replacement of machinery and equipment and the modernization program at the Newnan plant.

TECHNOLOGY

     The Technology segment is comprised primarily of Molecumetics, Tredegar Investments, Inc., and APPX Software. Molecumetics conducts drug discovery and development research using proprietary chemistry. Tredegar Investments invests in venture capital funds and early-stage technology companies (see Note 6 on page 42). APPX Software is a supplier of flexible software development environments and business applications software. Technology segment sales consist primarily of contract research revenues at Molecumetics and revenues at APPX Software. See Note 19 on page 50 regarding the divestiture of APPX Software in early 1998.

     Excluding net investment gains (see Note 6 on page 42), technology segment losses decreased by $1.9 million in 1997 due to revenues generated at Molecumetics from drug development partnerships, partially offset by higher research and development spending. Excluding unusual items and net investment gains, technology segment losses increased by $1.4 million in 1996. This increase was due mainly to higher research and development spending at Molecumetics, partially offset by lower costs at APPX Software due to its restructuring in the first quarter of 1995.

     Technology segment identifiable assets increased $26.5 million to $37.2 million in 1997 due to technology-related investments of $20.8 million and unrealized appreciation on available-for-sale securities of $7.8 million, partially offset by the sale of investments, which had a carrying value of $1.2 million, and depreciation in excess of capital expenditures at Molecumetics of $630,000. Capital expenditures declined and depreciation increased in 1997 at Molecumetics due to the 1996 expansion of its research lab in Bellevue, Washington.

     Technology segment identifiable assets increased $3.2 million to $10.7 million in 1996 due to technology-related investments of $3.1 million and capital expenditures in excess of depreciation at Molecumetics of $814,000, partially offset by the sale of an investment, which had a carrying value of $500,000. Capital expenditures and depreciation expense increases at Molecumetics were related to the expansion of its research lab.

SELECTED QUARTERLY FINANCIAL DATA
Tredegar Industries, Inc., and Subsidiaries

(In thousands, except per-share amounts)                First          Second            Third         Fourth
(Unaudited)                                           Quarter         Quarter          Quarter        Quarter           Year
                                                     ---------       ---------        --------        --------        --------
1997

Net sales                                             $133,345        $144,969        $155,058        $147,632        $581,004
Gross profit                                            26,385          30,674          32,655          33,344         123,058
Operating profit before unusual items                   17,848          24,571          25,174          24,897          92,490
Net income (w)                                          10,954          16,347          15,137          16,008          58,446
Earnings per share (w):
   Basic                                                   .89            1.33            1.23            1.30            4.76
   Diluted                                                 .83            1.25            1.14            1.20            4.43
Shares used to compute earnings per share:
   Basic                                                12,243          12,263          12,306          12,338          12,287
   Diluted                                              13,178          13,129          13,254          13,260          13,178

1996

Net sales                                             $141,387        $126,331        $129,425        $126,408        $523,551
Gross profit                                            27,653          25,843          26,091          26,694         106,281
Operating profit before unusual items                   16,010          15,250          17,627          15,561          64,448
Net income (w)                                          16,347           8,673          10,735           9,280          45,035
Earnings per share (w):
   Basic                                                  1.34             .71             .88             .76            3.69
   Diluted                                                1.27             .66             .82             .70            3.44
Shares used to compute earnings per share:
   Basic                                                12,187          12,216          12,203          12,227          12,208
   Diluted                                              12,877          13,124          13,112          13,192          13,105

Refer to Notes to Financial Tables on page 32.



                      QUARTERLY DILUTED EARNINGS PER SHARE
                                    DOLLARS

                                           1996                                    1997
                                  -------------------------          ------------------------------
                                  1       2       3      4              1       2       3       4

EXCLUDING UNUSUAL ITEMS AND
        TECHNOLOGY-RELATED
        NET INVESTMENT GAINS    .64     .66     .69    .70            .74     .92     .98    1.00
AS REPORTED                    1.27     .66     .82    .70            .83    1.25    1.14    1.20


NOTES TO FINANCIAL TABLES
(In thousands, except per-share amounts)

(a) Income (loss) and diluted earnings (loss) per share from continuing operations, adjusted for unusual items and technology-related investment gains and losses affecting the comparability of operating results between years, are presented below:


                                                   1997      1996      1995      1994       1993      1992      1991      1990
                                                -------   --------   -------  --------   -------    ------     ------   ------
Income (loss) from continuing operations
   as reported (b)                              $58,446    $45,035  $24,053    $1,417    $3,723     $9,517    $2,519   $(28,687)
After-tax effect of unusual items related to
   continuing operations:
   Unusual (income) charge, net (e-l)            (1,440)    (8,479)      41    12,051       246        502       447     24,424
   Impact on deferred taxes of 1% increase
      in federal income tax rate                      -          -        -         -       348          -         -          -
                                                -------   --------  -------  --------   -------     ------   -------     ------

Income (loss) from continuing operations
   as adjusted for unusual items                 57,006     36,556    24,094   13,468     4,317     10,019     2,966     (4,263)
After-tax effect of technology-related
   investment (gains) losses (c)                 (8,882)    (1,369)      444        -         -          -         -          -
                                                -------   --------   -------  -------   -------     ------    -------   -------

Income (loss) from continuing operations
   as adjusted for unusual items and
   technology-related investment gains/losses   $48,124    $35,187   $24,538   $13,468   $4,317    $10,019     $2,966   $(4,263)


Diluted earnings (loss) per share from
  continuing operations (b)(c):
   As reported                                  $  4.43    $  3.44   $  1.80   $   .09   $  .23    $   .58     $  .15   $ (1.69)
   As adjusted for unusual items                   4.32       2.79      1.80       .86      .26        .61        .18      (.25)
   As adjusted for unusual items and technology-
      related investment gains/losses              3.65       2.69      1.84       .86      .26        .61        .18      (.25)

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

(c) During 1997 and 1996, Tredegar realized net gains of $13,880 ($8,882 after income taxes) and $2,139 ($1,369 after income taxes), respectively, on the sale of technology-related investments. During 1995, Tredegar recognized a charge of $694 ($444 after income tax benefits) for the write-off of a technology-related investment. These items are included in "Investments and other" in the operating profit table on page 20. See Note 6 on page 42 for additional information on Tredegar's investment activities.

(d) Interest expense has been allocated between continuing and discontinued operations based on relative capital employed (see (b)).

(e) Unusual items for 1997 includes a gain of $2,250 related to the redemption of preferred stock received in connection with the 1996 divestiture of Molded Products (see Note 18 on page 49).

(f) Unusual items for 1996 include a gain on the sale of Molded Products ($19,893, see Note 18 on page 49), a gain on the sale of a former plastic films manufacturing site in Fremont, California ($1,968), a charge related to the loss on the divestiture of Brudi ($9,146, see Note 18 on page 49) and a charge related to the write-off of specialized machinery and equipment due to excess capacity in certain industrial packaging films ($1,288).

(g) Unusual items in 1995 include a gain on the sale of Regal Cinema shares ($728), a charge related to the restructuring of APPX Software ($2,400) and a recovery in connection with a Film Products product liability lawsuit ($1,750).

(h) Unusual items in 1994 include the write-off of certain goodwill and intangibles in APPX Software ($9,521), the write-off of certain goodwill in Molded Products ($4,873) and the estimated costs related to the closing of a Molded Products plant in Alsip, Illinois ($2,100).

(i) Unusual items in 1993 include estimated costs related to the sale of a Film Products plant in Flemington, New Jersey ($1,815), and the reorganization of corporate functions ($900), partially offset by the gain on the sale of Tredegar's remaining investment in Emisphere Technologies, Inc. ($2,263).

(j) Unusual items in 1992 include the write-off of certain goodwill in Molded Products ($1,182), partially offset by the gain on the sale of a portion of an investment in Emisphere Technologies, Inc. ($1,092).

(k) Unusual items in 1991 include costs related to plant closings in Molded Products ($4,412) offset by a credit ($2,797) related to management's decision to continue operating the vinyl extrusions business, and the gain on the sale of Molded Products' beverage closure business ($894).

(l) Unusual items in 1990 include costs related to divestitures and reorganization, including results of operations from August 1. Unusual items in Aluminum Extrusions also includes provisions for environmental review and cleanup, and costs related to certain legal proceedings for ongoing operations.

(m) Total return to shareholders is computed as the sum of the change in stock price during the year plus dividends per share, divided by the stock price at the beginning of the year.

(n) Consolidated capital employed is debt plus shareholders' equity minus cash and cash equivalents. Capital employed excluding technology-related investments (see Note 6 on page 42) and divested and discontinued operations (see (b)) is consolidated capital employed minus the carrying value of technology-related investments (net of related deferred income taxes) minus the capital employed of Molded Products, Brudi and the Energy segment.

(o) Equity market capitalization is the closing market price per share for the period times the shares outstanding at the end of the period.

(p) EBITDA excluding unusual items (see (e)-(l)), technology-related investment gains/losses (see (c)) and divested and discontinued operations (see (b)) is income before income taxes from continuing operations plus depreciation and amortization plus interest expense minus interest income minus/plus unusual income/charges minus/plus technology-related investment gains/losses minus the EBITDA (excluding unusual items) for Molded Products and Brudi. EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles and should not be considered as an alternative to net income as an indicator of operating performance or to cash flow as a measure of liquidity.

(q) Unleveraged after-tax earnings excluding unusual items (see (e)-(l)), technology-related investment gains/losses (see (c)) and divested and discontinued operations (see (b)) is net income (loss) from continuing operations plus after-tax interest expense minus after-tax interest income minus/plus after-tax unusual income/charges minus/plus after-tax technology-related investment gains/losses minus the unleveraged after-tax earnings (excluding unusual items) for Molded Products and Brudi. Unleveraged after-tax earnings should not be considered as an alternative to net income as defined by generally accepted accounting principles.

(r) Return on average capital employed is unleveraged after-tax earnings divided by average capital employed.

(s) Net sales for ongoing operations include sales to P&G totaling $242,229, $206,926 and $196,047 in 1997, 1996 and 1995, respectively.

(t) Included in the investments and other category of the Technology segment are APPX Software and technology-related investments in which Tredegar's ownership is less than 20% (see (c) and Note 6 on page 42).

(u) Export sales for ongoing operations totaled $85,114, $74,891 and $76,551 in 1997, 1996 and 1995, respectively. Substantially all of these export sales were made by Film Products. Net sales and operating profit in 1997 and identifiable assets at December 31, 1997, for the foreign operations of Film Products were $58,257, $5,747 and $29,588, respectively. Net sales and operating profit in 1996 and identifiable assets at December 31, 1996, for the foreign operations of Film Products were $50,567, $5,113 and $25,924, respectively. The operating profit of foreign operations includes a deduction for royalties paid to Tredegar for the use of its technical information, know-how, manufacturing techniques, engineering data, specifications and other information relating to the manufacture of film products.

(v) Interest income was insignificant prior to 1994.

(w) Quarterly net income and diluted earnings per share, adjusted for unusual items and technology-related net investment gains affecting the comparability of operating results between quarters, are presented below (see also (a), (b) and (c)):

Excluding Unusual Items and                              First          Second           Third          Fourth
Technology-Related Net Investment Gains                Quarter         Quarter         Quarter         Quarter            Year
                                                       -------         -------        --------         -------        ---------
1997
Net income                                              $9,748         $12,044         $13,020         $13,313         $48,125
Diluted earnings per share                                 .74             .92             .98            1.00            3.65

1996

Net income                                              $8,288         $ 8,673         $ 8,946         $ 9,280         $35,187
Diluted earnings per share                                 .64             .66             .69             .70            2.69


INDEPENDENT ACCOUNTANTS' AND MANAGEMENT'S REPORT'S

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Tredegar Industries, Inc.:

     We have audited the accompanying consolidated balance sheets of Tredegar Industries, Inc., and Subsidiaries ("Tredegar") as of December 31, 1997 and 1996, and the related consolidated statements of income, cash flows and shareholders' equity for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of Tredegar's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tredegar as of December 31, 1997 and 1996, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


/s/ COOPERS & LYBRAND L.L.P.
-----------------------------
Richmond, Virginia
January 14, 1998, except for the information presented in
Note 19, for which the date is February 6, 1998


MANAGEMENT'S REPORT ON THE
FINANCIAL STATEMENTS


     Tredegar's management has prepared the financial statements and related notes appearing on pages 35-50 in conformity with generally accepted accounting principles. In so doing, management makes informed judgments and estimates of the expected effects of events and transactions. Financial data appearing elsewhere in this annual report are consistent with these financial statements.

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

CONSOLIDATED STATEMENTS OF INCOME

Tredegar Industries, Inc., and Subsidiaries


Years Ended December 31                               1997            1996            1995
                                                    --------       ---------        --------
(In thousands, except per-share amounts)

Revenues:
   Net sales                                        $581,004        $523,551        $589,454
   Other income (expense), net                        17,015           4,248            (669)
                                                    --------       ---------        --------

      Total                                          598,019         527,799         588,785
                                                    --------       ---------        --------

Costs and expenses:
   Cost of goods sold                                457,946         417,270         490,510
   Selling, general and administrative                37,035          39,719          48,229
   Research and development                           13,170          11,066           8,763
   Interest                                            1,952           2,176           3,039
   Unusual items                                      (2,250)        (11,427)            (78)
                                                    --------       ---------        --------

      Total                                          507,853         458,804         550,463
                                                    --------       ---------        --------

Income before income taxes                            90,166          68,995          38,322
Income taxes                                          31,720          23,960          14,269
                                                    --------       ---------        --------

Net income                                          $ 58,446        $ 45,035        $ 24,053
                                                    --------       ---------        --------
Earnings per share:
   Basic                                            $   4.76        $   3.69        $   1.86
   Diluted                                              4.43            3.44            1.80

See accompanying Notes to Financial Statements.

CONSOLIDATED BALANCE SHEETS
Tredegar Industries, Inc., and Subsidiaries


December 31                                                          1997            1996
                                                                  ---------        --------
(In thousands, except share amounts)

Assets
Current assets:
   Cash and cash equivalents                                       $120,065        $101,261
   Accounts and notes receivable                                     69,672          61,076
   Inventories                                                       20,008          17,658
   Income taxes recoverable                                             294           2,023
   Deferred income taxes                                              8,722           9,484
   Prepaid expenses and other                                         4,369           2,920
                                                                  ---------        --------
      Total current assets                                          223,130         194,422

Property, plant and equipment, at cost:
   Land and land improvements                                         5,001           4,807
   Buildings                                                         35,366          32,590
   Machinery and equipment                                          243,628         222,803
                                                                  ---------        --------
      Total property, plant and equipment                           283,995         260,200
   Less accumulated depreciation                                    183,397         169,771
                                                                  ---------        --------
   Net property, plant and equipment                                100,598          90,429
Other assets and deferred charges                                    67,134          36,094
Goodwill and other intangibles                                       20,075          20,132
                                                                  ---------        --------
      Total assets                                                 $410,937        $341,077


Liabilities and Shareholders' Equity
Current liabilities:
   Accounts payable                                                $ 33,168        $ 28,814
   Accrued expenses                                                  39,618          32,487
                                                                  ---------        --------
      Total current liabilities                                      72,786          61,301
Long-term debt                                                       30,000          35,000
Deferred income taxes                                                22,108          16,994
Other noncurrent liabilities                                         13,497          15,237
                                                                  ---------        --------
      Total liabilities                                             138,391         128,532

Commitments and contingencies (Notes 6, 12, and 17)
Shareholders' equity:
   Common stock (no par value):
      Authorized 50,000,000 shares;
      Issued and outstanding - 12,371,245 shares
         in 1997 and 12,238,053 in 1996                             115,291         113,019
   Common stock held in trust for savings restoration
      plan (15,557 shares in 1997)                                   (1,020)              -
   Unrealized gain on available-for-sale securities                   5,020               -
   Foreign currency translation adjustment                              (37)            499
   Retained earnings                                                153,292          99,027
                                                                  ---------        --------
      Total shareholders' equity                                    272,546         212,545
                                                                  ---------        --------
      Total liabilities and shareholders' equity                   $410,937        $341,077

See accompanying Notes to Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Tredegar Industries, Inc., and Subsidiaries

Years Ended December 31                                                                 1997            1996            1995
                                                                                      --------        --------         -------
(In thousands)

Cash flows from operating activities:
   Net income                                                                         $ 58,446        $ 45,035         $24,053
   Adjustments for noncash items:
      Depreciation                                                                      18,364          20,062          23,256
      Amortization of intangibles                                                           50             256             579
      Write-off of intangibles                                                               7               -             189
      Deferred income taxes                                                              3,341           1,771           1,540
      Accrued pension income and postretirement benefits, net                           (2,975)         (2,582)         (2,396)
      Gain on divestitures and property disposals, net                                  (2,250)        (12,715)              -
      Write-off of certain industrial packaging film machinery and equipment                 -           1,288               -
      Gain on sale of investments (net of investment losses)                           (13,880)         (2,139)            (34)
   Changes in assets and liabilities, net of effects from divestitures and acquisitions:
      Accounts and notes receivable                                                     (1,937)         (4,894)          4,912
      Inventories                                                                          994           1,257           4,010
      Income taxes recoverable and other prepaid expenses                                  280            (763)         (1,324)
      Accounts payable and accrued expenses                                              8,010            (471)         (6,228)
   Other, net                                                                           (2,130)           (840)          1,071
                                                                                      --------        --------         -------
      Net cash provided by operating activities                                         66,320          45,265          49,628

Cash flows from investing activities:
   Capital expenditures                                                                (22,655)        (23,960)        (25,138)
   Acquisitions (net of $358 cash acquired in 1995)                                    (13,469)              -          (3,637)
   Investments                                                                         (20,801)         (3,138)         (1,904)
   Proceeds from sale of investments                                                    15,060           2,639           1,478
   Proceeds from property disposals                                                        387           9,880           1,238
   Proceeds from the sale of Molded Products and Brudi                                   2,250          71,598               -
   Other, net                                                                             (359)            (74)             85
                                                                                      --------        --------         -------
      Net cash (used in) provided by investing activities                              (39,587)         56,945         (27,878)

Cash flows from financing activities:
   Dividends paid                                                                       (4,181)         (3,176)         (2,286)
   Net decrease in borrowings                                                           (5,000)              -          (3,000)
   Repurchase of Tredegar common stock                                                  (2,531)         (2,034)        (25,542)
   Tredegar common stock purchased by trust for savings
      restoration plan                                                                  (1,020)              -               -
   Proceeds from exercise of stock options (including related
      income tax benefits realized)                                                      4,803           2,145           2,158
   Other, net                                                                                -             (29)             29
                                                                                      --------        --------         -------
      Net cash used in financing activities                                             (7,929)         (3,094)        (28,641)

Increase (decrease) in cash and cash equivalents                                        18,804          99,116          (6,891)
Cash and cash equivalents at beginning of period                                       101,261           2,145           9,036
                                                                                      --------        --------         -------
Cash and cash equivalents at end of period                                            $120,065        $101,261         $ 2,145

Supplemental cash flow information:
   Interest payments (net of amount capitalized)                                      $  1,968        $  2,178         $ 3,041
   Income tax payments, net                                                             24,485          19,399          15,102

See accompanying Notes to Financial Statements.
                                       37

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

Tredegar Industries, Inc., and Subsidiaries

                                                                                Unrealized
Years Ended December 31,                                                         Gain on       Trust for
1997, 1996 and 1995                         Common Stock                        Available-      Savings    Foreign         Total
(In thousands, except                     -----------------        Retained      for-Sale     Restoration  Currency    Shareholders'
share and per-share data)                 Shares       Amount      Earnings     Securities       Plan     Translation     Equity
                                        ---------     --------    ---------     -----------   ----------- -----------  -------------
                                                                                                                            0
Balance December 31, 1994               8,992,258     $136,150     $ 35,401     $        -    $         -       $ 327    $171,878

Net income                                      -            -       24,053              -              -           -      24,053
Cash dividends declared
   ($.24 per share)                             -            -       (2,286)             -              -           -      (2,286)
Repurchases of Tredegar
   common stock                          (998,197)     (25,542)           -              -              -           -     (25,542)
Issued upon exercise of stock options
   (including related income tax
   benefits realized by Tredegar
   of $341)                               118,500        2,158            -              -              -           -       2,158
Issued upon exercise of SARs                5,723          142            -              -              -           -         142
Foreign currency translation
   adjustment                                   -            -            -              -              -         118         118
Three-for-two stock split               4,058,011            -            -              -              -           -           -
                                        ---------     --------    ---------     -----------   ----------- -----------  ----------

Balance December 31, 1995              12,176,295      112,908       57,168              -              -         445     170,521

Net income                                      -            -       45,035              -              -           -      45,035
Cash dividends declared
   ($.26 per share)                             -            -       (3,176)             -              -           -      (3,176)
Repurchases of Tredegar
   common stock                           (68,947)      (2,034)           -              -              -           -      (2,034)
Issued upon exercise of stock options
   (including related income tax
   benefits realized by Tredegar
   of $800)                               130,705        2,145            -              -              -           -       2,145
Foreign currency translation
   adjustment                                   -            -            -              -              -          54          54
                                        ---------     --------    ---------     ----------    ----------- -----------  ----------

Balance December 31, 1996              12,238,053      113,019       99,027              -              -         499     212,545

Net income                                      -            -       58,446              -              -           -      58,446
Cash dividends declared
   ($.34 per share)                             -            -       (4,181)             -              -           -      (4,181)
Repurchases of Tredegar
   common stock                           (55,663)      (2,531)           -              -              -           -      (2,531)
Issued upon exercise of stock options
   (including related income tax
   benefits realized by Tredegar
   of $2,042)                             188,855        4,803            -              -              -           -       4,803
Tredegar common stock purchased
   by trust for savings
   restoration plan                             -            -            -              -         (1,020)          -      (1,020)
Available-for-sale securities
   adjustment                                   -            -            -          5,020              -           -       5,020
Foreign currency translation
   adjustment                                   -            -            -              -              -        (536)       (536)
                                        ---------     --------    ---------     -----------   -----------  -----------  ---------

Balance December 31, 1997              12,371,245     $115,291     $153,292         $5,020        $(1,020)      $ (37)   $272,546


See accompanying Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS
Tredegar Industries, Inc., and Subsidiaries
(In thousands, except share and per-share amounts)

1    SUMMARY OF SIGNIFICANT
     ACCOUNTING POLICIES

     Organization and Nature of Operations

     Tredegar Industries, Inc., and subsidiaries ("Tredegar" or the "company") is a diversified manufacturer of plastic film, aluminum extrusion and vinyl products. Tredegar also has interests in various venture capital funds and early-stage technology companies. For further description of Tredegar's products, principal markets and customers, see the products and market informa-tion matrix on pages 2-3, the segment tables on pages 20-22 and the business segment review on pages 27-30.

     On May 30, 1997, an affiliate of Tredegar's William L. Bonnell subsidiary acquired an aluminum extrusion and fabrication plant in El Campo, Texas, from Reynolds Metals Company. The El Campo facility, which had sales of $25,700 for the period May 31 through December 31, 1997, extrudes and fabricates products used primarily in transportation, electrical and consumer durables markets. During the first quarter of 1995, Tredegar acquired a plastic films business in Argentina. Both acquisitions were accounted for using the purchase method; accordingly, assets acquired and liabilities assumed were recorded at their estimated fair values at the date of acquisition. No goodwill arose from either acquisition since the estimated fair value of the identifiable net assets acquired equaled the purchase price. The operating results of the entities acquired have been included in the consolidated statements of income since the date of acquisition.

     During the first quarter of 1996, Tredegar sold all of the outstanding capital stock of its injection molding subsidiary, Tredegar Molded Products Company, including Polestar Plastics Manufacturing Company (together "Molded Products"). During the second quarter of 1996, Tredegar completed the sale of Brudi, Inc., and its subsidiaries (together "Brudi"). See Note 18 for further information regarding these divestitures.

     See also Note 19 for recent events occurring in early 1998, including the announcement of a "Dutch auction" self-tender offer for up to 1,250,000 shares of Tredegar's common stock at prices ranging from $58.00 to $65.00 per share, the divestiture of APPX Software and the acquisition of two aluminum extrusion and fabrication plants in Canada.

     Basis of Presentation

     The consolidated financial statements include the accounts and operations of Tredegar and all of its subsidiaries. Intercompany accounts and transactions within Tredegar have been eliminated. Certain previously reported amounts have been reclassified to conform to the 1997 presentation.

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

     The Financial Accounting Standards Board has issued new standards affecting disclosures of information about comprehensive income and business segments. These standards are not expected to significantly change Tredegar's current disclosures when adopted in 1998.

     Revenue Recognition

     Revenue from the sale of products is recognized when title and risk of loss have transferred to the buyer, which is generally when product is shipped. Cash received for contract research at Molecumetics (generally nonrefundable and received at the beginning of a project) is deferred and amortized as revenue on a straight-line basis over the life of the contract, which is usually when related expenses are incurred.

     Cash and Cash Equivalents

     Cash and cash equivalents consist of cash on hand in excess of daily operating requirements and highly liquid investments with maturities of three months or less when purchased. At December 31, 1997 and 1996, Tredegar had approximately $120,000 and $101,000, respectively, invested in securities with maturities of two months or less.

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

     Aluminum Forward Sales, Purchase
     and Futures Contracts

     In the normal course of business, Tredegar enters into a combination of forward purchase commitments and futures contracts to acquire aluminum. Gains and losses on these contracts are designated and effective as hedges of aluminum price and margin exposure on forward sales contracts and, accordingly, are recorded as adjustments to the cost of inventory (see Note 5).

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

     Property, plant and equipment includes capitalized interest of $751, $730 and $279 in 1997, 1996 and 1995, respectively. Maintenance and repairs of property, plant and equipment were $22,065, $19,018 and $20,100 in 1997, 1996 and 1995, respectively.

     Depreciation is computed primarily by the straight-line method based on the estimated useful lives of the assets.

     Goodwill and Other Intangibles

     There was no goodwill subject to amortization at December 31, 1997 and 1996. Goodwill acquired prior to November 1, 1970 ($19,484 at December 31,
1997 and 1996), is not being amortized and relates to Tredegar's Aluminum Extrusions business. Other intangibles ($591 and $648 at December 31, 1997 and 1996, respectively, net of accumulated amortization) consist primarily of patent rights and licenses acquired which are being amortized on a straight-line basis over a period of not more than 17 years.

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

     Pension Costs and Postretirement Benefit Costs
     Other Than Pensions

     Pension costs and postretirement benefit costs other than pensions are accrued over the period employees provide service to the company in compliance with SFAS No. 87, "Employers Accounting for Pensions," and SFAS No. 106, "Employers Accounting for Postretirement Benefits Other Than Pensions" (see Note
13). Tredegar's policy is to fund its pension plans at amounts not less than the minimum requirements of the Employee Retirement Income Security Act of 1974, as amended, and to fund postretirement benefits other than pensions when claims are incurred.

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

     Income Taxes

     Income taxes are recognized during the period in which transactions enter into the determination of income for financial reporting purposes, with deferred income taxes being provided at enacted statutory tax rates on the differences between the financial reporting and tax bases of assets and liabilities (see
Note 15). The company accrues U.S. federal income taxes on undistributed earnings of its foreign subsidiaries.

     Earnings Per Share

     Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding. Diluted earnings per share is computed by dividing net income by the weighted average common and potentially dilutive common equivalent shares outstanding, determined as follows:

                                     1997          1996        1995
                               ----------     ---------  ----------
Weighted average shares
   outstanding used to
   compute basic earnings
   per share                   12,287,639    12,207,616  12,915,640
Incremental shares issuable
   upon the assumed
   exercise of stock options      890,823       897,407     454,379
                               ----------     ---------  ----------
Shares used to compute
   diluted earnings per
   share                       13,178,462    13,105,023  13,370,019


     Incremental shares issuable upon the assumed exercise of outstanding stock options is computed using the average market price during the related period.

     Stock Options

     Stock options, stock appreciation rights ("SARs") and restricted stock grants are accounted for under APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations whereby (i) no compensation cost is recognized for fixed stock option or restricted stock grants unless the quoted market price of the stock at the measurement date (ordinarily the date of grant or award) is in excess of the amount the employee is required to pay and (ii) compensation cost for SARs is recognized and adjusted up through the date of exercise or forfeiture based on the estimated number of SARs expected to be exercised times the difference between the market price of Tredegar's stock and the amount the employee is required to pay. The company provides pro forma disclosures of the fair value based method in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation" (see Note 11).

2    BUSINESS SEGMENTS

     See pages 20-22 and the related Notes to Financial Tables on page 32 for net sales, operating profit, identifiable assets and other information about Tredegar's businesses that are presented for the years 1990-1997. The discussion of segment information is unaudited.

3    ACCOUNTS AND NOTES RECEIVABLE

Accounts and notes receivable consist of the following:

December 31                                   1997        1996
---------------------------------------------------------------

Trade, less allowance for doubtful
   accounts and sales returns of
   $3,363 and $3,487 in 1997 and 1996      $66,249     $59,866
Other                                        3,423       1,210
                                            --------    -------

   Total                                   $69,672     $61,076
===============================================================

4    INVENTORIES

Inventories consist of the following:

December 31                                   1997        1996
---------------------------------------------------------------

Finished goods                             $ 1,865      $1,677
Work-in-process                              2,340       1,782
Raw materials                                9,297       7,958
Stores, supplies and other                   6,506       6,241
                                            --------    -------

   Total                                   $20,008     $17,658
===============================================================

     Inventories stated on the LIFO basis amounted to $11,990 and $9,342 at December 31, 1997 and 1996, respectively, which are below replacement costs by approximately $13,141 and $13,748, respectively.

5    ALUMINUM FORWARD SALES, PURCHASE AND
     FUTURES CONTRACTS

     In the normal course of business, Tredegar enters into fixed-price forward sales contracts with certain customers for the sale of fixed quantities of aluminum extrusions at scheduled intervals. In order to hedge its exposure to aluminum price volatility under these fixed-price arrangements, which generally have a duration of not more than 12 months, the company enters into a combination of forward purchase commitments and futures contracts to acquire aluminum, based on the scheduled deliveries. These contracts involve elements of credit and market risk that are not reflected on the company's balance sheet, including the risk of dealing with counterparties and their ability to meet the terms of the contracts. At December 31, 1997 and 1996, open fixed-price forward sales contracts, representing commitments to sell 40.8 and 15.7 million pounds of aluminum, respectively, in the form of finished product, were matched with open aluminum forward purchase and futures contracts. The weighted average cost per pound of aluminum on the commitment dates for open fixed-price forward sales contracts was approximately 75.1 and 71 cents per pound in 1997 and 1996, respectively, compared with a market cost of 75.2 and 73 cents per pound at December 31, 1997 and 1996, respectively. This unrealized loss of less than one cent per pound and two cents per pound at December 31, 1997 and 1996, respectively, was substantially hedged on those dates by unrealized gains of approximately the same amounts on the matching open forward purchase commitments and futures contracts to acquire aluminum.

6    INVESTMENTS

     Tredegar has investments in private venture capital fund limited partnerships and early-stage technology companies, including the stock of privately held companies and the restricted and unrestricted stock of companies that have recently registered shares in initial public offerings. These investments, which individually represent ownership interests of less than 20%, are included in "Other assets and deferred charges." A summary of Tredegar's technology-related investment activities and values for each of the three years in the period ended December 31, 1997, is summarized to the right and below:

                                    1997       1996      1995
---------------------------------------------------------------
Carrying value of technology-
   related investments,
   beginning of period           $  6,048     $3,410    $2,200
Technology-related investment
 activity for period
 (pre-tax amounts):
   Investments                     20,801      3,138     1,904
   Proceeds from the sale
       of investments             (15,060)    (2,639)        -
   Realized gains                  14,309      2,139         -
   Realized losses, write-offs and
       write-downs                   (429)         -      (694)
   Increase in unrealized gain on
       available-for-sale
       securities                   7,844          -         -
---------------------------------------------------------------
Carrying value of technology-
   related investments,
   end of period                  $33,513     $6,048    $3,410

---------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
December 31                                      1997                           1996                          1995

                                                        Estimated                      Estimated                     Estimated
                                        Cost   Carrying      Fair      Cost  Carrying       Fair      Cost  Carrying      Fair
                                       Basis      Value     Value     Basis     Value      Value     Basis     Value     Value
------------------------------------------------------------------------------------------------------------------------------
Limited partnership interests in
   private venture capital funds     $ 5,678    $ 5,521   $12,496    $2,475    $2,475    $ 7,524    $1,800    $1,800    $3,902
Equity interests in private companies 18,265     18,265    18,534     2,571     2,571      2,571       733       733       733
Common stock of public companies
   (available-for-sale securities):
   Ciena Corporation (CIEN)              457      6,530     6,530         -         -          -         -         -         -
   CardioGenesis Corporation
       (CGCP)                          1,366      2,290     2,290       877       877      3,319       877       877     1,065
   Advance Fibre Communications,
       Inc. (AFCI)                        60        907       907         -         -          -         -         -         -
   Network Appliance, Inc. (NTAP)          -          -         -       125       125      1,586         -         -         -
------------------------------------------------------------------------------------------------------------------------------
   Total                             $25,826    $33,513   $40,757    $6,048    $6,048    $15,000    $3,410    $3,410    $5,700


     Tredegar's remaining unfunded commitments to private venture capital funds totaled approximately $22,000 at December 31, 1997, and are expected to be invested over the next two years.

     Beginning in 1997, the securities of public companies held by Tredegar (common stock listed on NASDAQ) are classified as available-for-sale and stated at fair value, with unrealized holding gains or losses excluded from earnings and reported net of deferred income taxes in a separate component of shareholders' equity until realized. Prior to 1997, such securities were stated at the lower of cost or fair value, and the differences were immaterial. The securities of private companies held by Tredegar (primarily convertible preferred stock) are accounted for at the lower of cost or estimated fair value. Ownership interests of less than or equal to 5% in private venture capital funds are accounted for at the lower of cost or estimated fair value, while ownership interests in excess of 5% in such funds are accounted for under the equity method.

     The fair value of securities of public companies is determined based on closing price quotations. The fair value of securities of private companies is estimated by Tredegar management. The fair value of ownership interests in private venture capital funds is based on management's estimate of Tredegar's distributable share of fund net assets utilizing, among other information, the general partners' estimate of the fair value of nonmarketable securities held by the funds, closing bid prices of publicly traded securities held by the funds and fund formulas for allocating profits, losses and distributions. Because of the inherent uncertainty associated with the valuations of restricted securities or securities for which there is no public market, estimates of fair value may differ significantly from the values that would have been used had a ready market for the securities existed. Furthermore, publicly traded stocks of emerging, technology-based companies usually have higher volatility and risk than the U.S. stock market as a whole.

     Gains and losses recognized in 1997 and 1996 are included in "Other income (expense), net" whereas the loss recognized in 1995 is included in "Selling, general and administrative" expenses.

7    GOODWILL AND OTHER INTANGIBLES

Goodwill and other intangibles, and the related accumulated amortizations, are as follows:

December 31                                   1997        1996
--------------------------------------------------------------
Goodwill and other intangibles             $20,332     $29,956
Divestitures (see Note 18)                       -      (9,980)
Write-offs                                      (7)          -
Additions and reclassifications                  -         356
--------------------------------------------------    --------
   Subtotal                                 20,325      20,332
Accumulated amortization                      (250)       (200)
--------------------------------------------------    --------
   Net                                     $20,075     $20,132


8    ACCRUED EXPENSES

Accrued expenses consist of the following:
--------------------------------------------------------------
December 31                                   1997        1996
--------------------------------------------------------------
Payrolls, related taxes and medical and
   other benefits                          $14,014     $13,347
Workmen's compensation and disabilities      5,021       4,561
Vacation                                     4,813       4,201
Contract research revenues received
   in advance                                2,917           -
Plant shutdowns and divestitures             1,097       2,061
Environmental                                  448         774
Other                                       11,308       7,543
                                           -------    --------
   Total                                   $39,618     $32,487


9    DEBT AND CREDIT AGREEMENTS

     At December 31, 1997 and 1996, debt outstanding consisted of a note payable with a remaining balance of $30,000 and $35,000, respectively. Interest is payable on the note semi-annually at 7.2% per year. Annual principal payments of $5,000 are due each June through 2003 (the $5,000 due in June 1998 has been classified as long-term in accordance with Tredegar's ability to refinance such obligation on a long-term basis). At December 31, 1997, the prepayment value of the note was $30,900 and Tredegar estimates that an equivalent rate on similar debt would be 6.7%.

     Tredegar also has a revolving credit facility that permits borrowings of up to $275,000 (no amounts borrowed at December 31, 1997 and 1996). The facility matures on July 9, 2002, with an annual extension of one year permitted subject to the approval of participating banks. The facility provides for interest to be charged at a base rate (generally the London Interbank Offered Rate ("LIBOR")) plus a spread that is dependent on Tredegar's quarterly debt-to-total capitalization ratio. A facility fee is also charged on the $275,000 commitment amount. The spread and facility fee charged at various debt-to-total capitalization levels are as follows:

--------------------------------------------------------------
                                            (Basis Points)
                                   ---------------------------
Debt-to-Total                            LIBOR        Facility
Capitalization Ratio                    Spread             Fee
--------------------------------------------------------------
Less than or equal to 35%                16.50            8.50
Greater than 35% and less than
   or equal to 50%                       22.50           10.00
Greater than 50%                         30.00           15.00


     In addition, a utilization fee of five basis points is charged on the outstanding principal amount when more than $137,500 is borrowed under the agreement. The weighted average interest rate on all variable-rate loans outstanding during 1995 was 6.7% (there were no such loans outstanding during 1997 and 1996).

         Tredegar's loan agreements contain restrictions, among others, on the minimum shareholders' equity required and the maximum debt-to-total capitalization ratio permitted (60%). At December 31, 1997, shareholders' equity was in excess of the minimum required by $128,045, and $275,000 was available to borrow under the 60% debt-to-total capitalization ratio restriction.

10   SHAREHOLDER RIGHTS AGREEMENT

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

     The Rights will expire on June 30, 1999.

11   STOCK OPTION PLANS

     Tredegar has three stock option plans whereby stock options may be granted to purchase a specified number of shares of Tredegar common stock at a price not less than the fair market value on the date of grant and for a term not to exceed 10 years. Options ordinarily vest one year from the date of grant. In addition to stock options, recipients may also be granted SARs and restricted stock. SARs, when granted, have been in tandem with stock options; however, no SARs have been granted since 1992. Generally, the share appreciation that can be realized upon the exercise of SARs is limited to the fair market value at the date of grant. As a result, it is more likely that related stock options will be exercised rather than SARs when the price of Tredegar's common stock is in excess of $22.27 per share (Tredegar's closing stock price on December 31, 1997, was $65.875 per share).

     The compensation cost that was charged against income for SARs was $984 in 1995 (there was no such charge in 1997 and 1996). Had compensation cost for the company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method prescribed by SFAS No. 123, the company's income and diluted earnings per share would have been reduced to the pro forma amounts indicated below:

                                   1997      1996        1995
                                -------   -------     -------
Net income:
   As reported                  $58,446   $45,035     $24,053
   Pro forma                     56,412    43,814      23,280
Diluted earnings per share:
   As reported                     4.43      3.44        1.80
   Pro forma                       4.28      3.34        1.74
--------------------------------------------------------------



     The fair value of each option was estimated as of the grant date using the Black-Scholes option-pricing model.
The assumptions used in this model for valuing stock options granted during 1997, 1996 and 1995 are provided below:

                                   1997      1996         1995
                                  ------    ------       ------

Dividend yield                       .6%       1.0%        1.3%
Volatility percentage              30.0%      23.5%       23.8%
Weighted average risk-free
   interest rate                    6.7%       5.7%        7.3%
Holding period (years):
   Officers                         8.3        9.4        10.0
   Management                       4.6        4.7         5.2
   Others                           2.4        3.2         3.2
Market price at date of grant:
   Officers and management       $49.63     $25.13      $12.50
   Others                         51.92      22.13       11.59
Exercise price for options
   granted where exercise price
   exceeds market price
   (applicable to officers
   in 1997 and officers and
   management in 1996)            63.00     29.00          n/a
--------------------------------------------------------------

     Stock options granted during 1997, 1996 and 1995, and their estimated fair value at the date of grant, are provided below:

-------------------------------------------------------------
                                   1997      1996        1995
                                --------   ------   ----------

Stock options granted
   (number of shares):
   Where exercise price
   equals market price:
       Officers                  48,000    40,000      90,000
       Management                87,250    86,300     117,600
       Others                    21,450    53,300      11,400
   Where exercise price
   exceeds market price:
       Officers                  47,000    20,000           -
       Management                     -     3,000           -
-------------------------------------------------------------
   Total                        203,700   202,600     219,000
--------------------------------------------------------------

Estimated fair value of options
   per share at date of grant:
   Where exercise price
       equals market price:
       Officers                 $24.05     $10.68       $5.81
       Management                17.40       7.07        4.05
       Others                    12.43       4.88        2.97
   Where exercise price
   exceeds market price:
       Officers                  20.21       9.41         n/a
       Management                  n/a       5.55         n/a
Total estimated fair value
   of stock options granted      3,889      1,502       1,033
-------------------------------------------------------------

     A summary of the company's stock options outstanding at December 31, 1997, 1996 and 1995, and changes during the years then ended, is presented below:

-----------------------------------------------------------------------------------------------------------------------------
                                                                                   Exercise Price Per Share
                                                                        -------------------------------------
                                       Number of Shares                                              Weighted
                                      Options            SARs                   Range                  Average      Aggregate
                                      --------        --------          ----------------------      ----------      ---------
Outstanding at 12/31/94              1,207,800         628,650          $ 8.09    to    $16.00          $10.58         $12,774
Granted in 1995                        219,000               -           11.59    to     12.50           12.45           2,727
Lapsed in 1995                         (10,350)         (2,250)          10.09    to     11.59           10.43            (108)
Options exercised in 1995             (177,750)        (57,000)           8.09    to     16.00           10.22          (1,817)
SARs exercised in 1995                 (49,125)        (49,125)           8.09    to     11.14           10.34            (508)
                                      --------        --------          ----------------------      ----------      ---------
Outstanding at 12/31/95              1,189,575         520,275            8.09    to     16.00           10.99          13,068
Granted in 1996                        202,600               -           22.13    to     29.00           24.78           5,020
Lapsed in 1996                         (15,150)              -           10.09    to     25.13           15.12            (229)
Options exercised in 1996             (130,705)        (60,955)           8.09    to     12.50           10.29          (1,345)
                                      --------        --------          ----------------------      ----------      ---------
Outstanding at 12/31/96              1,246,320         459,320            8.09    to     29.00           13.25          16,514
Granted in 1997                        203,700               -           49.63    to     63.00           53.01          10,798
Lapsed in 1997                          (1,800)              -           10.09    to     56.25           28.33             (51)
Options exercised in 1997             (188,855)        (95,975)           8.09    to     29.00           14.62          (2,761)
                                      --------        --------          ----------------------      ----------      ---------
Outstanding at 12/31/97              1,259,365         363,345          $ 8.09    to    $63.00          $19.45         $24,500
-------------------------------------------------------------------------------------------------------------------------------

     The following table summarizes additional information about stock options outstanding and exercisable at December 31, 1997:


-------------------------------------------------------------------------------------------------------------------------------
                                            Options Outstanding at                   Options Exercisable at
                                               December 31, 1997                      December 31, 1997
                                      -----------------------------------------------------------------------------------------
                                                         Weighted Average
                                                 ----------------------------                        Weighted
                                                    Remaining                                         Average
        Range of                                  Contractual        Exercise                        Exercise
    Exercise Prices                    Shares     Life (Years)          Price          Shares           Price
   ----------------                  ---------  --------------       --------        ---------      -----------
                $11.14                182,600             1.5          $11.14         182,600          $11.14
$ 8.09     to    11.18                189,595             4.2            8.14         189,595            8.14
 10.09     to    16.00                370,300             6.2           12.07         370,300           12.07
 11.59     to    12.50                175,754             7.2           12.48         175,754           12.48
 22.13     to    29.00                138,166             8.1           25.37         138,166           25.37
 49.63     to    63.00                202,950             9.4           53.01               -               -
-------------------------------------------------------------------------------------------------------------------------------
$ 8.09     to   $63.00              1,259,365             6.1          $19.45       1,056,415          $13.01
-------------------------------------------------------------------------------------------------------------------------------

     Stock options exercisable at December 31, 1996 and 1995, totaled 1,007,718 and 883,974 shares, respectively. Stock options available for grant at December 31, 1997, 1996 and 1995 totaled 458,550; 660,600; and 397,800 shares, respectively.

12   RENTAL EXPENSE AND
     CONTRACTUAL COMMITMENTS

Rental expense was $2,746, $2,760 and $3,355 for 1997, 1996 and 1995,
respectively. Rental commitments under all non-cancelable operating leases as of December 31, 1997, are as follows:

1998                                                    $1,675
1999                                                     1,288
2000                                                     1,041
2001                                                       481
2002                                                       199
Remainder                                                    -
   Total                                                $4,684
--------------------------------------------------------------
                                       45

     Contractual obligations for plant construction and purchases of real property and equipment amounted to approximately $4,452 and $3,247 at December 31, 1997 and 1996, respectively.

13   RETIREMENT PLANS AND
     OTHER POSTRETIREMENT BENEFITS

     Tredegar has noncontributory defined benefit plans covering most employees. The plans for salaried and hourly employees currently in effect are based on a formula using the participant's years of service and compensation or using the participant's years of service and a dollar amount. Plan assets consist principally of common stock and government and corporate obligations.

     The components of net pension income for Tredegar's plans for 1997, 1996 and 1995 are as follows:

                                   1997       1996        1995
                               --------   ---------    --------
Return on plan assets:
   Actual return                $30,338    $22,864     $28,434
   Expected return
       lower than actual        (16,943)   (10,540)    (17,065)
---------------------------------------------------------------

   Expected return               13,395     12,324      11,369
Amortization of
   transition asset                 899      1,251       1,231
Service cost (benefits earned
   during the year)              (2,235)    (2,116)     (2,376)
Interest cost on projected
   benefit obligation            (8,002)    (7,631)     (7,192)
Amortization of prior service
   costs and gains or losses       (578)      (782)        (99)
---------------------------------------------------------------
   Net pension income          $  3,479    $ 3,046     $ 2,933
---------------------------------------------------------------

     The following table presents a reconciliation of the funded status of Tredegar's pension plans at December 31, 1997, 1996 and 1995, to prepaid pension expense:

December 31                        1997       1996        1995
                               --------   ---------    --------

Plan assets at fair value      $191,922   $166,582    $147,600

Actuarial present value of
   benefit obligations:
   Accumulated benefit
       obligation (including
       vested benefits of
       $105,761, $96,561 and
       $90,895, respectively) (107,811)    (99,219)    (93,077)
   Projected compensation
       increase                (10,053)     (9,676)    (11,097)
---------------------------------------------------------------
   Projected benefit
      obligation              (117,864)   (108,895)   (104,174)
---------------------------------------------------------------

Plan assets in excess of
   projected benefit
   obligation                   74,058      57,687      43,426
Unrecognized net gain being
    amortized                  (44,253)    (31,486)    (21,863)
Unrecognized transition asset
    being amortized             (2,077)     (2,975)     (4,226)
Unrecognized prior service
   costs being amortized         3,084       3,658       4,581
                              --------    --------    --------
   Prepaid pension expense    $ 30,812    $ 26,884    $ 21,918
----------------------------------------------------------------

     Prepaid pension expense of $30,812 and $26,884 is included in "Other assets and deferred charges" at December 31, 1997 and 1996, respectively.

     Net pension income and plan obligations are calculated using assumptions of discount rates on projected benefit obligations, estimated rates of projected increases in compensation and expected rates of return on plan assets. The discount rate on projected benefit obligations was assumed to be 7.25% at December 31, 1997, 7.5% at December 31, 1996 and 7.5% at December 31, 1995. The rate of projected compensation increase and the expected long-term rate of return on plan assets was assumed to be 5% and 9%, respectively, each year. Net pension income is determined using assumptions as of the beginning of each year. Funded status is determined using assumptions as of the end of each year.

     Tredegar also has a non-qualified supplemental pension plan covering certain employees. The plan is designed to restore all or a part of the pension benefits that would have been payable to designated participants from Tredegar's principal pension plans if it were not for limitations imposed by income tax regulations. The projected benefit obligation relating to this unfunded plan was $889, $894 and $658 at December 31, 1997, 1996 and 1995, respectively, and pension expense recognized was approximately $150 annually. This information has been included in the pension tables above.

     In addition to providing pension benefits, Tredegar provides postretirement life insurance and health care benefits for certain groups of employees. Tredegar and retirees share in the cost of postretirement health care benefits, with employees retiring after July 1, 1993, receiving a fixed subsidy from Tredegar to cover a portion of their health care premiums.

     The components of net periodic postretirement benefit cost are as follows:
--------------------------------------------------------------
                                   1997       1996        1995
                               --------   ---------    --------

Service cost (benefits earned
   during the year)               $(113)      $(117)      $(118)
Interest cost on accumulated
   postretirement benefit
   obligation                      (467)       (448)       (493)
Recognition of gains                 76         101          74
-----------------------------------------------------------------
   Net postretirement
       benefit cost               $(504)      $(464)      $(537)
-----------------------------------------------------------------


     The following table presents a reconciliation of the funded status of Tredegar's postretirement life insurance and health care benefit plans at December 31, 1997, 1996, and 1995, to accrued postretirement benefit cost:

December 31                       1997       1996        1995
----------------------------------------------------------------

Plan assets at fair value       $     -     $    -     $     -

Accumulated postretirement
 benefit obligation (APBO):
   Retirees                     (3,429)     (3,283)     (3,438)
   Other fully eligible
       participants             (1,121)     (1,253)     (1,396)
   Other active
      participants              (1,993)     (1,769)     (1,957)
                               -------     -------     -------
       Total APBO               (6,543)     (6,305)     (6,791)
----------------------------------------------------------------
APBO in excess of plan assets   (6,543)     (6,305)     (6,791)
Unrecognized gain               (1,029)     (1,317)     (1,219)
----------------------------------------------------------------
   Accrued postretirement
       benefit cost            $(7,572)    $(7,622)    $(8,010)
----------------------------------------------------------------
                                       46

     Accrued postretirement benefit cost of $7,572 and $7,622 is included in "Other noncurrent liabilities" at December 31, 1997 and 1996, respectively.

     The discount rate used in determining the accumulated postretirement benefit obligation was 7.25% at December 31, 1997, 7.5% at December 31, 1996 and 7.5% at December 31, 1995. The rate of annual pay increase for life insurance benefits was assumed to be 5% each year. The rate of increase in the per-capita cost of covered health care benefits for the indemnity plan was assumed to be 10% at December 31, 1997, 11% at December 31, 1996 and 12% at December 31, 1995. The rate of increase in the per-capita cost of covered health care benefits for the managed care plans was assumed to be 8.1% at December 31, 1997, 8.9% at December 31, 1996 and 9.7% at December 31, 1995. The rates for the per-capita cost of covered health care benefits were assumed to decrease gradually for the indemnity and managed care plans to 6% and 5%, respectively, in year 2002 and remain at that level thereafter. Net postretirement benefit cost is determined using assumptions as of the beginning of each year. Funded status is determined using assumptions as of the end of each year.

     If the health care cost trend rate assumptions were increased by 1%, the accumulated postretirement benefit obligation as of December 31, 1997, would increase by approximately $4. The effect of this increase on the sum of the service cost and interest cost components of net periodic postretirement benefit cost for 1997 would be immaterial.

     On August 16, 1994, the Elk Horn Coal Corporation
("Elk Horn"), Tredegar's 97% owned coal subsidiary, was acquired by Pen Holdings, Inc. In accordance with applicable accounting pronouncements, a $6,194 charge ($3,964 after income tax benefits) was recognized as a reduction to the gain on the disposal of Elk Horn for the estimated present value of the portion of the unfunded obligation under the Coal Industry Retiree Health Benefit Act of 1992 (the "Act") assumed by Tredegar in the divestiture transaction. Under the Act, former employers are responsible for a portion of the funding of medical and death benefits of certain retired miners and dependents of the United Mine Workers of America. The obligation under the Act is reflected in Tredegar's consolidated balance sheet in "Other noncurrent liabilities." The net periodic income of $98 in 1997 and cost of $158 in 1996 related to the obligation (interest and the amortization of gains (net)) is reflected in "Other income (expense), net."

     At December 31, 1997, 1996 and 1995, the accrued cost for Tredegar's obligation under the Act was $5,300, $5,793 and $6,000, respectively, including an unfunded obligation of $2,701, $2,943 and $4,703, respectively, and an unrecognized gain of $2,599, $2,850 and $1,297, respectively. The discount rate used in determining the unfunded obligation was 7.25%, 7.5% and 7.5% at December 31, 1997, 1996 and 1995, respectively. The medical premium trend rate was assumed to be 10%, 11% and 12% at December 31, 1997, 1996 and 1995, respectively, with a gradual decrease to 5.75% in year 2004, 6% in year 2004 and 6% in year 2004, respectively, and remaining at that level thereafter. The accrued cost was determined using assumptions at the end of each period, and the net periodic income or cost was determined using assumptions as of the beginning of each period. If the medical premium trend rate were increased by 1%, the obligation at December 31, 1997, would increase by approximately $171. The effect of this increase on the annual interest cost component of the net periodic cost would be immaterial.

14   SAVINGS PLAN

     Tredegar has a savings plan that allows eligible employees to voluntarily contribute a percentage of their compensation. Under the provisions of the plan, Tredegar matches a portion of the employee's contribution to the plan with shares of Tredegar common stock. Tredegar also has a non-qualified plan that restores matching benefits for employees suspended from the savings plan due to certain limitations imposed by income tax regulations. Charges recognized by Tredegar for these plans in 1997, 1996 and 1995 amounted to $2,564, $2,348, and $2,060, respectively. Tredegar's liability under the restoration plan was $1,974 and $1,221 at December 31, 1997 and 1996, respectively, consisting of 29,966 and 30,422 phantom shares of Tredegar common stock, respectively, valued at the closing market price on that date. During 1997, the Tredegar Industries, Inc. Benefits Plan Trust (the "Trust") purchased 15,557 shares of Tredegar common stock for $1,020 as a partial hedge against the phantom shares held in the restoration plan. The cost of the shares held by the Trust is shown as a reduction to shareholders' equity in the consolidated balance sheets.

15   INCOME TAXES

Income before income taxes and income taxes are as follows:

                                 1997       1996         1995
--------------------------------------------------------------
Income before income taxes:
   Domestic                     $84,356    $63,612     $36,494
   Foreign                        5,810      5,383       1,828
--------------------------------------------------------------
      Total                     $90,166    $68,995     $38,322
--------------------------------------------------------------

Current income taxes:
   Federal                      $22,769    $17,916     $10,050
   State                          3,700      2,608       1,996
   Foreign                        1,910      1,665         683
---------------------------------------------------------------
      Total                      28,379     22,189      12,729
---------------------------------------------------------------
Deferred income taxes:
   Federal                        2,576      1,105       1,448
   State                            310          2         136
   Foreign                          455        664         (44)
---------------------------------------------------------------
      Total                       3,341      1,771       1,540
---------------------------------------------------------------
      Total income taxes        $31,720    $23,960     $14,269
---------------------------------------------------------------

     The significant differences between the U.S. federal statutory rate and the effective income tax rate are as follows:

                                         Percent of Income
                                       Before Income Taxes
                                   ----------------------------
                                   1997       1996        1995
                                  -----      ------     -------
Income tax expense at federal
   statutory rate                  35.0       35.0        35.0
State taxes, net of federal
   income tax benefit               2.9        2.5         3.6
Foreign Sales Corporation          (1.1)      (1.6)       (1.3)
Tax-exempt interest income         (1.1)       (.9)          -
Research and development
   tax credit                      (.3)        (.3)       (1.0)
Goodwill amortization                 -         .1          .2
Write-off of certain goodwill         -          -          .1
Other items, net                   (.2)        (.1)         .6
                                  -----      ------     -------
   Effective income tax rate       35.2       34.7        37.2
----------------------------------------------------------------

     Deferred income taxes result from temporary differences between financial and income tax reporting of various items. The source of these differences and the tax effects were as follows:
---------------------------------------------------------------
                                   1997       1996        1995
---------------------------------------------------------------

Employee benefits                $1,912     $2,591      $  499
Allowance for doubtful
   accounts and sales returns       868        699         (48)
Depreciation                        553     (2,179)        (14)
Plant shutdowns, divestitures
   and environmental
   accruals                        (459)       409         743
Other items, net                    467        251         360
---------------------------------------------------------------

   Total                         $3,341     $1,771      $1,540
---------------------------------------------------------------

     Deferred tax liabilities and deferred tax assets as of December 31, 1997 and 1996, are as follows:
--------------------------------------------------------------
December 31                                 1997        1996
--------------------------------------------------------------
Deferred tax liabilities:
   Pensions                                $11,824     $ 9,699
   Depreciation                              8,773       8,220
   Unrealized gain on available-
      for-sale securities                    2,824           -
   Other                                     1,403       1,368
--------------------------------------------------------------
      Total deferred tax liabilities        24,824      19,287
--------------------------------------------------------------
Deferred tax assets:
   Employee benefits                         7,910       7,697
   Inventory                                 1,281       1,170
   Allowance for doubtful
      accounts and sales returns               438       1,306
   Plant shutdowns and
      divestitures                             417         752
   Environmental accruals                      170         294
   Other                                     1,222         558
--------------------------------------------------------------
      Total deferred tax assets             11,438      11,777
                                           ------     --------
Net deferred tax liability                 $13,386     $ 7,510
--------------------------------------------------------------


Included in the balance sheet:
   Noncurrent deferred tax
      liabilities in excess
      of assets                            $22,108     $16,994
   Current deferred tax assets
      in excess of liabilities               8,722       9,484
--------------------------------------------------------------
      Net deferred tax liability           $13,386     $ 7,510
---------------------------------------------------------------

16   UNUSUAL ITEMS

     In 1997, unusual income included a gain of $2,250 (net of transaction costs of $250) related to the redemption of preferred stock received in connection with the 1996 divestiture of Molded Products (see Note 18).

     In 1996, unusual items totaling $11,427 (income, net) include a gain on the sale of Molded Products ($19,893, see Note 18), a gain on the sale of a former plastic films manufacturing site in Fremont, California ($1,968), a charge related to the loss on the divestiture of Brudi ($9,146, see Note 18) and a charge related to the write-off of specialized machinery and equipment due to excess capacity in certain industrial packaging films ($1,288).

     In 1995, unusual items totaling $78 (income, net) include a gain on the sale of Regal Cinema shares ($728), a charge related to the restructuring of APPX Software ($2,400) and a recovery in connection with a Film Products product liability lawsuit ($1,750). The APPX Software restructuring charge included estimated losses on the disposal of assets, severance costs and costs for the termination of leases and certain contracts. The restructuring, which occurred in the first quarter of 1995, was aimed at eliminating operating losses. Such losses were $478 in the first quarter of 1995 and $4,700 in 1994. While new product development activities were curtailed, APPX Software continued to sell, maintain and support existing products. During 1997 and 1996 and for the period April 1 to December 31, 1995 (the post-restructuring periods), APPX Software had an operating profit of $587, $511 and $382, respectively (see Note 19 regarding the divestiture of APPX Software in early 1998).

17   CONTINGENCIES

     Tredegar is involved in various stages of investigation and cleanup relating to environmental matters at certain plant locations. Where management has determined the nature and scope of any required environmental cleanup activity, estimates of cleanup costs have been obtained and accrued. As management continues its efforts to ensure compliance with environmental laws and regulations, additional contingencies may be identified. If additional contingencies are identified, it is management's practice to determine the nature and scope of such contingencies, obtain and accrue estimates of the cost of remediation, and perform remediation. While it is not possible to predict the course of ongoing environmental compliance activities, management does not currently believe that additional costs that could arise from such activities will have a material adverse effect on its financial position; however, such costs could have a material adverse effect on quarterly or annual operating results in a future period.

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

18   DIVESTED OPERATIONS

     On March 29, 1996, Tredegar sold Molded Products to
Precise Technology, Inc. ("Precise") for cash consideration of $57,500 ($53,973 after transaction costs). In addition, Tredegar received unregistered cumulative preferred stock of Precise with a face amount of $2,500, which was fully redeemed in 1997 (see Note 16). No value was assigned by Tredegar to the preferred stock in 1996 due to the uncertainty of redemption at that time.

     During the second quarter of 1996, Tredegar completed the sale of Brudi for cash consideration of approximately $18,066 ($17,625 after transaction costs).

     Tredegar recognized a gain of $19,893 ($13,725 after income taxes) on the sale of Molded Products in the first quarter of 1996. The gain was partially offset by a first-quarter charge of $9,146 ($5,666 after income tax benefits) related to the loss on the divestiture of Brudi. The Molded Products gain included a gain of $2,039 ($1,243 after income taxes) on the curtailment of participation by Molded Products employees in Tredegar's benefit plans. The Brudi charge included a loss accrued of $1,000 ($640 after income tax benefits) for remaining payments under a noncompetition and secrecy agreement entered into when Tredegar acquired Brudi on April 1, 1991.

     The operating results for Molded Products were historically reported as a part of the Plastics segment on a combined basis with Film Products and Fiberlux. Likewise, results for Brudi were combined with Aluminum Extrusions and reported as part of the Metal Products segment. Accordingly, results for Molded Products and Brudi have been included in continuing operations. Tredegar began reporting Molded Products and Brudi separately in its segment disclosures in 1995 after announcing its intent to divest these businesses (see pages 20-22). Additional information on the combined results of operations of these businesses is provided below:

Condensed Statements of Income
Molded Products and Brudi Combined

-------------------------------------------------------------
                                              1996
                                       Through the
(Unaudited)                          Date Divested       1995
-------------------------------------------------------------

Net sales                                  $34,511    $116,745
--------------------------------------------------------------
Costs and expenses:
   Operating costs and expenses             33,269     113,805
   Interest allocated                          283         899
--------------------------------------------------------------
   Total                                    33,552     114,704
--------------------------------------------------------------
Income from Molded Products
   and Brudi before income taxes               959       2,041
Income taxes                                   423         913
                                     -------------     -------
 Income from Molded Products
   and Brudi                               $   536    $  1,128
--------------------------------------------------------------


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

19   RECENT EVENTS

     On January 14, 1998, Tredegar announced a "Dutch auction" self-tender offer for up to 1,250,000 shares of its common stock at prices ranging from $58.00 to $65.00 per share. The offer expires on February 13, 1998, unless extended, and is subject to the terms and conditions described in the offering materials. Tredegar intends to use available cash and cash equivalents to fund the offer. If necessary, the company will use available borrowings under its revolving credit facility to provide additional funds. Assuming that the company purchases 1,250,000 shares pursuant to the offer at a price of $65.00 per share, the total amount required by the company to purchase such shares will be $81,250, exclusive of estimated fees and other expenses of $225.

     On January 16, 1998, Tredegar sold APPX Software and expects to recognize a gain on the transaction during the first quarter of 1998.

     On February 6, 1998, Tredegar acquired two Canada-based aluminum extrusion and fabrication plants from Reynolds Metals Company. The plants are located in Ste-Therese, Quebec, and Richmond Hill, Ontario. The two plants collectively generated sales of approximately $55,000 in 1997. Both facilities manufacture products used primarily in building construction, transportation, electrical, machinery and equipment, and consumer durables markets. The acquisition will be accounted for using the purchase method.

SHAREHOLDER INFORMATION


Annual Meeting

     The annual meeting of shareholders of Tredegar Industries, Inc., will be held on May 20, 1998, beginning at 9:30 a.m. E.D.T. at the Jefferson Hotel in Richmond, Virginia. Formal notices of the annual meeting, proxies and proxy statements will be mailed to shareholders on or before March 31.

Corporate Headquarters
1100 Boulders Parkway
Richmond, Virginia  23225

PHONE      804-330-1000
E-MAIL     invest@tredegar.com
WEB SITE   http://www.tredegar.com

Number of Employees
Approximately 2,500

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

Quarterly Report Distribution
Tredegar does not distribute quarterly reports through brokerages or banks. If your shares of Tredegar common stock are held through a third party, such as a bank or brokerage, and you would like to receive quarterly reports, please write or call Corporate Communications at the above address.

Dividend Information
During 1995 and 1996, Tredegar paid quarterly dividends of $.06 per share, or $.24 per share on an annual basis. Effective January 1, 1997, the quarterly dividend was increased to $.08 per share, or $.32 per share on an annual basis. Effective October 1, 1997, the quarterly dividend was increased to $.09 per share, or $.36 per share on an annual basis. All decisions with respect to payment of dividends will be made by the Board of Directors based upon Tredegar's earnings, financial condition, anticipated cash needs and such other considerations as the Board deems relevant. See Note 9 of Notes to Financial Statements on page 43 for restriction on the minimum shareholders' equity required.

Market Prices of Common Stock and Shareholder Data
The following table shows the reported high and low closing prices of Tredegar's common stock by quarter for the past two years.

                                 1997              1996
                                 ----              ----

                             High     Low       High     Low
                             ----     ---       ----     ---

First Quarter              $42.50  $37.63     $25.88  $20.50

Second Quarter              56.38   40.25      35.00   24.25

Third Quarter               72.25   52.63      34.38   29.00

Fourth Quarter              73.94   63.19      45.38   34.25

Tredegar has no preferred stock outstanding.

There were 12,371,245 shares of common stock held by 6,402 shareholders of record on December 31, 1997.

Plants, Facilities and Offices

Corporate Headquarters:
Richmond, Virginia

Tredegar Film Products:
Carbondale, Pennsylvania
Cincinnati, Ohio
LaGrange, Georgia
Manchester, Iowa
New Bern, North Carolina
Tacoma, Washington
Terre Haute, Indiana (2)
   (plant and technical center)
Guangzhou, China
Kerkrade, the Netherlands
Kobe, Japan
Buenos Aires, Argentina
San Juan, Argentina
Sao Paulo, Brazil


Fiberlux:
Pawling, New York
Purchase, New York

Aluminum Extrusions:
Carthage, Tennessee
El Campo, Texas
Kentland, Indiana
Newnan, Georgia
Ste-Therese, Quebec
Richmond Hill, Ontario

Tredegar Investments:
Seattle, Washington

Molecumetics:
Bellevue, Washington